CONFIDENTIAL TREATMENT REQUESTED BY ENLIGHT RENEWABLE ENERGY LTD. PURSUANT TO 17 CFR 200.83
As confidentially submitted to the Securities and Exchange Commission on December 14, 2022.
This amendment no. 3 to the draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Enlight Renewable Energy Ltd.
(Exact Name of Registrant as Specified in its Charter)
State of Israel	4911	Not applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
Enlight Renewable Energy Ltd.
13 Amal St. Afek Industrial Park,
Rosh Ha’ayin, Israel
972 (3) 900-8700
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Enlight Renewable Energy LLC
800 W. Main St., #900
Boise, Idaho 83702
(208) 440-5719
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Joshua G. Kiernan Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 Telephone: (212) 906-1200 Fax: (212) 751-4864	Ron Ben-Menachem Joshua Ravitz Herzog Fox & Neeman 6 Yitzhak Sadeh Street Tel Aviv 6777506, Israel Telephone: (972) (3) 692-2020 Fax: (972) (3) 696-6464	Yossi Vebman Michael J. Hong Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10001 Telephone: (212) 735-3000 Fax: (212) 735-2000	Ian Rostowsky Daniel Marcovici Amit, Pollak, Matalon & Co. 18 Raoul Wallenberg St., Tel Aviv 6971915, Israel Telephone: (972) (3) 586-9000 Fax: (972) (3) 586-9001

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. IFRS, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to completion, dated,            , 2023
Preliminary prospectus
Ordinary shares

Enlight Renewable Energy Ltd. is offering          ordinary shares. This is our initial public offering in the United States and no public market exists in the United States for our ordinary shares.

Our ordinary shares trade on the Tel Aviv Stock Exchange (“TASE”) under the symbol ENLT. On           , 2023, the closing price of our ordinary shares on the TASE was NIS       per share (or $       based on the exchange rate reported by the Bank of Israel on            , 2023, which was NIS       to US$1.00 (“BOI Exchange Rate”).
We intend to apply to list the ordinary shares on the Nasdaq Stock Market (“Nasdaq”) under the symbol “ENLT.”

We are both an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings. See “Summary—Implications of Being an Emerging Growth Company and a Foreign Private Issuer.”

Investing in our ordinary shares involves risks and uncertainties. See “Risk Factors” beginning on page 19.

PRICE $       PER ORDINARY SHARE
	Per share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
(1) We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting” for additional information regarding underwriter compensation.

We have granted the underwriters the option to purchase up to          additional ordinary shares from us at the initial public offering price, less the underwriting discounts and commissions, for a period of 30 days from the date of this prospectus.
None of the U.S. Securities and Exchange Commission (the “SEC”), any state securities commission or the Israel Securities Authority (the “ISA”) has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the ordinary shares to purchasers on or about,            , 2023.

J.P. MorganBofA Securities
                 , 2023

enlight

Hungary | Atilla 57MW

Israel | Floating PV 17MW

Sweden | Picasso 113MW

Spain | Gecama 329MW

Israel | Emek Habacha 109MW

U.S. | Apex Solar 105MW

Through and including,                 (the 25th day after the date of this prospectus), all dealers that effect transactions in the ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
Neither we nor the underwriters have authorized anyone to provide any information or to make any representation other than the information contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by us or on our behalf or to which we may have referred you. Neither we nor the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any information other than the information in this prospectus, any amendment or supplement to this prospectus and any free writing prospectus prepared by us or on our behalf. Neither we nor the underwriters are making an offer to sell the ordinary shares in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this

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prospectus, regardless of the time of delivery of this prospectus or any sale of the ordinary shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus. This prospectus is not an offer to sell or the solicitation of an offer to buy these ordinary shares in any circumstances under which such offer or solicitation is unlawful.
For investors outside the United States: Neither we nor any of the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

ABOUT THIS PROSPECTUS
As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” “our business,” the “Company,” “Enlight” and similar references refer to Enlight Renewable Energy Ltd. and, where appropriate, its consolidated subsidiaries as a consolidated entity.
BASIS OF PRESENTATION
Presentation of financial information
Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Although our functional currency is NIS, we present our consolidated financial statements in U.S. dollars as permitted under IFRS.
Our fiscal year ends on December 31 of each year.
The terms “shekels,” “Israeli shekels”, “NIS” and “agorot” refer to the lawful currency of the State of Israel, the terms “dollar,” “US$,” “USD,” “U.S. dollar” and “$” refer to the lawful currency of the United States, the terms “Euro,” “EUR” and “€” and refer to the lawful currency of the European Union, the term “HUF” refers to the lawful currency of Hungary and the term “HRK” refers to the lawful currency of Croatia. Unless otherwise indicated, U.S. dollar translations of NIS amounts presented in this prospectus are derived from our financial statements included elsewhere in this prospectus.
Certain monetary amounts, percentages and other figures included elsewhere in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.
Certain definitions
As used in this prospectus, except where the context otherwise requires or where otherwise indicated:

•
“Advanced Development Projects” refers to our projects that are expected to commence construction within 13 to 24 months of the Approval Date.

•
“Approval Date” refers to November 22, 2022, the date on which our financial statements for the nine months ended September 30, 2022 were approved by our board of directors.

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“CEE” refers to central and eastern Europe.

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“Clēnera” refers to Clēnera Holdings, LLC, a Delaware limited liability company.

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“Clēnera Acquisition” refers to our acquisition of a 90.1% equity interest in Clēnera in the Approval Date.

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“COD” refers to the commercial operation date of our projects.

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“Development Projects” refers to our projects in various stages of development that are not expected to commence construction within 24 months of the Approval Date.

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“GW” refers to gigawatts measured on a direct current basis.

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“GWh” refers to GWs generated per hour.

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“Mature Projects” refers to our projects that, as of the Approval Date, were operational, under construction, in pre-construction (meaning, that they are expected to commence construction within 12 months of the Approval Date) or have a signed PPA.

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“Merchant Model” refers to the sale of electricity into wholesale energy markets at spot market prices without long-term PPAs or committed offtakers.

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“Merchant Risk” refers to the risks associated with the Merchant Model, such as the lack of price certainty and the lack of a committed offtaker.

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“Operational Projects” refers to our Mature Projects that, as of the Approval Date, were operational and producing energy.

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“MW” refers to megawatts measured on a direct current basis.

•
“MWh” refers to MWs generated per hour.

•
“PPA” refers to power purchase or similar agreement.

MARKET AND INDUSTRY DATA
We obtained the industry, market, and competitive position data used throughout this prospectus from our own internal estimates as well as from industry publications and research, surveys and studies conducted by third parties, including Bloomberg New Energy Outlook October 2020 edition (“BNEF”). Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe our internal company research is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source. Estimates of historical growth rates in the markets where we operate are not necessarily indicative of future growth rates in such markets. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the projections and estimates made by independent third parties and us contained in this prospectus.

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TRADEMARKS
We have proprietary rights to trademarks used in this prospectus that are important to our business. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this prospectus is the property of its respective holder.

SUMMARY
This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in our ordinary shares. You should read the entire prospectus carefully, including the “Risk Factors,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus and our consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus before making an investment decision.
Our mission
Our mission is to lead the renewable energy transition globally, by delivering solar energy, wind energy, and energy storage projects at scale. We have created a next-generation global renewables platform and we seek to leverage its capabilities to deliver value for both our shareholders and our planet.
Overview
We are a global renewable energy platform, founded in 2008 and publicly traded on the TASE since 2010. We develop, finance, construct, own and operate utility-scale renewable energy projects. We primarily generate revenue from the sale of electricity produced by our renewable energy facilities, pursuant to long-term PPAs. Our control over the entire project life cycle, from greenfield development to operations, enables us to deliver strong project returns and rapid growth. Furthermore, we distinguish ourselves through our diverse global presence and multi-technology capabilities, which allow us to strategically optimize our capital allocation between geographies and renewable technologies to deliver highly profitable projects at reduced risk. As of the Approval Date, our global portfolio of utility-scale, renewable energy projects included approximately 17.0 GW of multi-technology generation capacity and approximately 15.3 GWh of energy storage capacity, of which approximately 4.0 GW and approximately 2.1 GWh, respectively, are from Mature Projects.
We act as both a project developer and a power producer, controlling the entire project life cycle in between. Our successful track record and expertise in project development, having reached ready to build (“RTB”) status on projects with an aggregate capacity of over 3.5 GW globally (including projects developed by Clēnera prior to the Clēnera Acquisition) from our founding to the Approval Date, enables us to identify and deliver highly profitable projects. Our in-house project development capability, which includes extensive greenfield development capabilities across our largest markets, gives us access to projects that we believe many of our competitors (both strategic and financial investors) either could not access or could not access at an attractive cost. Our development arm also serves as our organic growth engine, providing us with significant levels of visibility into the future of our business through our large project pipeline. Moreover, as a power producer with approximately 1.4 GW of capacity across our Operational Projects as of the Approval Date, we benefit from steady long-term, contracted cash flow, which we believe will increase as our projects under construction, in pre-construction or with signed PPAs, including approximately 2.5 GW of generation capacity and approximately 2.1 GWh of energy storage capacity, reach commercial operation. These long-term cash flows facilitate the financing of our overall activity at a competitive cost of capital.
Since our founding in 2008, we have transformed into a global renewable energy platform, operating across 11 different countries on three continents and across multiple technologies. From a technological perspective, we develop wind energy and solar energy projects, as well as energy storage projects, both collocated with solar energy projects and on a standalone basis. From a geographical perspective, we operate at scale in nine different countries throughout Europe, in 17 U.S. states and in Israel. Our global platform includes what we believe are some of the largest onshore wind and solar projects across the United States, Western Europe, CEE and Israel, which are either operational, under construction, pre-construction or with signed PPAs, highlighting our ability to identify and deliver projects of scale across our global platform. In August 2021, we established our operations in the United States through the acquisition of Clēnera, a U.S.-based greenfield developer of utility-scale solar energy and energy storage projects, with a focus on the Western United States. Of our 4.0 GW of Mature

Projects, 1.7 GW was located in the United States through Clēnera as of the Approval Date. We believe that our unique breadth of market presence and multi-technology capabilities enable us to optimize our capital allocation, based on power market fundamentals, changing regulatory environments, supply chain access and other considerations, while also diversifying our portfolio of projects and limiting our exposure to individual market disruptions.
Our control over the entire project life cycle coupled with our strategic approach to market and technology selection has enabled us to both develop projects with differentiated returns on investment and deliver rapid growth. Multiplying the sum of our Segment Adjusted EBITDA for each of the Israel, Central Eastern Europe and Western Europe segments for the three months ended September 30, 2022 (as presented in Note 7 to our consolidated financial statements for the nine months ended September 30, 2022 included elsewhere in this prospectus) by four (in order to have it annualized) and dividing the resulting amount by approximately $1.6 billion, which is the aggregated amount of invested capital in our projects that were operational as of July 1, 2022, results in a ratio of 11.5%. Additionally, the aggregate capacity of our Mature Projects has increased by an approximate 60% compounded annual growth rate (“CAGR”) from 2016 to 2021.
Figure 1: Consistent growth in Mature Projects capacity
Finally, our management team, led by our co-founder and Chief Executive Officer, Gilad Yavetz, has successfully navigated the evolving global renewables industry for over 14 years. By building a unique global renewable energy platform focused on delivering profitable projects and robust accretive growth, our management has created significant shareholder value. Our ordinary share price on the TASE has increased at an approximate 37% CAGR over the last five years compared to the S&P 500 index, which increased at an approximate 7% CAGR, and the S&P Renewables index which, increased at an approximate 17% CAGR. Over the last five years, Enlight’s share price has increased by approximately 390%, outperforming the S&P Renewables index by more than 275%. We note, however, that the companies included in the S&P 500 index and the S&P Renewables index differ from ours and that the future results of our business and operations may differ from our historical results.

Figure 2: Significant outperformance relative to S&P 500 and S&P renewables index

Source: FactSet (as of September 30, 2022)
Our portfolio
We classify our projects into three categories:
•
Development Projects, which includes projects in various stages of development that are not expected to commence construction within 24 months of the Approval Date;

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Advanced Development Projects, which includes projects that are expected to commence construction within 13 to 24 months of the Approval Date; and

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Mature Projects, which includes projects that are operational, under construction, in pre-construction (meaning, that such projects are expected to commence construction within 12 months of the Approval Date) or have a signed PPA.

These three categories are sequential and reflect the progression from being categorized first as a Development Project, then an Advanced Development Project and finally a Mature Project.
Overview of Enlight’s consolidated portfolio of projects as of the Approval Date
	Mature Projects	Advanced Development Projects	Development Projects	Total portfolio
Generation capacity (GW)	4.0	3.1	9.9	17.0
Storage capacity (GWh)	2.1	5.2	8.0	15.3
Mature Projects
With a geographically and technologically diverse portfolio of Mature Projects, including 4.0 GW of generation capacity and 2.1 GWh of energy storage capacity as of the Approval Date, we enjoy the benefits of steady cash flow from our Operational Projects and significant visibility into our growth from our Mature Projects under construction, in pre-construction, or contracted with signed PPAs.
As of the Approval Date, approximately 76% of the capacity of our Mature Projects was contracted with an average remaining PPA term of 18 years. Furthermore, approximately 28% of the capacity of our Mature Projects was contracted under inflation-linked PPAs, which we believe could supply us with an additional source of revenue growth based on the current inflationary environment. In select markets where electricity prices are expected to remain elevated over the medium to long-term, such as Spain, we sell electricity under the Merchant Model. In such markets, we carefully and strategically take on exposure to Merchant Risk but are entering into short-term hedging agreements to actively manage that exposure. As of the Approval Date, approximately 20% of the capacity of our Mature Projects is exposed to Merchant Risk. We believe that these projects have the potential to generate profits on a per MW basis that is superior to the profits that could be achieved under a PPA in such markets.
Mature Project portfolio map

United States
Western Europe
CEE
Project status
Operational
Under construction
Pre-construction
Contracted
Project technology
Wind
Solar
Solar + storage

Breakdown of Mature Projects by project status, technology, region and contract status as of the Approval Date
Our industry and market opportunity
Worldwide severe weather events and global awareness of the rapidly accelerating impacts of climate change are driving a systemic global transition away from fossil fuels towards renewable energy. Global renewable energy generation has grown from approximately 30% of global power generation in 2012 to approximately 40% in

2021, an approximate 5% CAGR, and this transition is expected to accelerate with renewable generation forecasted to constitute approximately 52% of global power generation by 2030, according to BNEF.
The forecasted growth in renewable energy generation is driven by a variety of economic, social, regulatory, and policy factors, including:
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sweeping renewable energy mandates and regulations as a policy response to the global climate crisis;

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utility-scale solar energy and wind energy becoming some of the most competitive sources of electricity generation on a levelized cost of energy (“LCOE”) basis;

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the need for energy independence and security;

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growing corporate and investor support for net-zero targets and the decarbonization of energy;

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widespread electrification of transportation (particularly automotive vehicles) and other infrastructure that has historically been powered by fossil fuels; and

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emergence of energy storage, which enhances the ability of solar energy and wind energy generation to serve as load-following generation while providing additional grid resilience and combating extreme weather events.

Furthermore, the energy storage market has witnessed unprecedented growth in recent years and we believe it sits at the epicentre of the energy transition. The ability of energy storage facilities to allow for renewable generation to provide baseload power is critical to enabling the transition from fossil fuels to renewable energy. Global annual energy storage capacity installations, excluding the residential market, grew from 0.6 GW of generation capacity per year in 2015 to 3.8 GW of generation capacity per year in 2020, and are expected to grow to 53.0 GW generation capacity per year by 2030, according to BNEF.
Overview of the U.S. renewable energy industry
The renewable energy sector in the United States is expected to grow approximately 5% per annum between 2021 and 2030, providing approximately 34% of all electricity generated in the United States by 2030, with solar energy and onshore wind energy generation accounting for approximately 10% and approximately 17%, respectively, of all renewable energy generation by 2030, according to BNEF. The Inflation Reduction Act of 2022 (“IRA”) is expected to accelerate the transition to renewable energy by, among other provisions, (i) extending the investment tax credits (“ITCs”) and production tax credits (“PTCs”) through 2032 to address a source of volatility in the expansion of renewables in the United States due to their previously periodic expiration, (ii) enabling solar energy projects to also utilize PTCs (rather than just wind energy projects), increasing the attractiveness of solar projects in locations with high irradiance, (iii) expanding the ITC to include stand-alone energy storage projects, which will support the expansion of renewables as baseload capacity, and (iv) introducing the ability of asset owners to transfer tax credits created under the IRA to third parties, which is expected to help address the lack of sufficient tax equity capacity.
With its headquarters located in Boise, Idaho, Clēnera, our U.S. subsidiary, is focused on developing solar energy and energy storage projects in the Western United States; as of the Approval Date, Clēnera had approximately 64% of its portfolio in the region. The Western United States was the fastest growing region in the country by population from July 2020 to July 2021, accounting for eight out of the 15 fastest growing cities, according to the U.S. Census Bureau. The combined electricity demand for all regions in the Western Interconnection is projected to grow more than 7% from approximately 906 TWh in 2020 to approximately 972 TWh in 2029, while the combined peak hour demand is expected to grow nearly 9% from approximately 162 GW in 2020 to over 176 GW in 2029, according to the Western Electricity Coordinating Council’s Generation Resource Adequacy Forecast December 2020 (“WECC”).
Solar energy and energy storage projects are particularly attractive in the Western United States, in light of:

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higher solar irradiance driving higher production levels and enabling greater utilization of PTCs under the IRA, as discussed elsewhere in this prospectus;

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growing scarcity of historically important power resources across the Western United States, primarily driven by diminishing availability of hydroelectric power which accounts for more than 25% of all power generation capacity in the western United States versus approximately 6% of all power generation capacity across the United States on average in 2021, according to the S&P Global Market Intelligence Data Dispatch Report, dated August 2021 (“S&P Global Market”);

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accelerated retirement of coal plants with over 10 GW of coal retirement planned from 2019 to 2025 and an incremental 10 GW from 2025 to 2030, bringing total coal capacity to less than 15 GW in the region;

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higher renewable energy portfolio standards relative to other markets within the United States;

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an increasingly coordinated and regionalized western electricity market;

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stronger public support for the transition away from fossil fuel generation; and

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community choice aggregation policies.

Figure 3: 2012-2030E renewable energy capacity forecast in the United States (GW)

Source: BNEF
Overview of the European renewable energy industry
The European renewable energy generation market is expected to grow cumulative generation capacity by approximately 72% between 2021 and 2030 and provide up to 58% of all electricity generated in Europe by 2030, with solar energy and onshore wind energy generation accounting for approximately 12% and 32% of all generation by 2030, respectively, according to BNEF. Solar energy generation capacity is expected to grow from approximately 157 GW in 2021 to approximately 350 GW by 2030, an approximate 9% CAGR, and onshore wind energy generation capacity is expected to grow from approximately 178 GW in 2021 to approximately 347 GW by 2030, an approximate 8% CAGR, according to BNEF.
Figure 4: 2012-2030E renewable energy capacity forecast in Europe (GW)

Source: BNEF

The growth of renewable energy generation is supported by regulatory policies and the underlying economics of renewable energy generation. For example, Spain and Sweden, two of our key European markets, have both instituted regulatory policies to support and encourage the growth in renewable generation. Spain in 2021 approved a clean energy bill that targets carbon neutrality by 2050 and requires renewable sources to account for 74% of the total electricity production by 2030, while also limiting new coal, oil and gas extraction projects. As such, in Spain, renewable generation capacity is expected to grow by approximately 3% per year through 2050, according to BNEF. In 2017, Sweden passed a climate policy framework that targeted a 70% reduction of emissions from domestic transport between 2010 and 2030 and achieving net zero nationally by 2040. As such, in Sweden, renewable generation is expected to grow by approximately 5% per year through 2030, according to the Swedish Energy Agency.
The attractiveness of renewable energy in Europe on an LCOE basis has continued to improve not only due to reductions in the cost of utility-scale solar energy and wind energy projects but also due to regulatory mechanisms within the European Union such as the Emissions Trading System (“ETS”). The ETS imposes a regulatory cap on corporate emissions and requires corporations that use fossil fuels to purchase carbon credits to offset the carbon footprint of the fossil fuel-generated electricity. This increases the all-in cost of fossil fuel generation and, in turn, improves the relative LCOE of renewable energy sources. At its recent peak in April 2022, the carbon price per ton was approximately EUR 100. Assuming approximately 3.9 MWh per 1 ton of carbon dioxide, the cost per MWh imposed by the ETS was approximately EUR 26, increasing the all-in cost of fossil fuel generation and relative LCOE of fossil fuel generation. The carbon price has rallied to new highs as a result of increased gas prices, speculative demand and anticipated market-tightening reforms, which has further incentivized corporations to enter into long duration PPAs in order to secure sufficient renewably sourced electricity. The ETS is expected to remain in place for the foreseeable future.
Figure 5: Evolution of carbon pricing

Source: BNEF
Note:
EUA represents “EU Allowances”

In addition to being competitive with fossil fuel generation on an LCOE basis, renewable energy is expected to be an increasingly critical component of European energy independence. Since the end of 2021, the price of natural gas in Europe has more than tripled from EUR 62 per MWh to as high as EUR 209 per MWh based on Dutch TTF monthly futures in the early stage of Russia’s invasion of Ukraine. This has driven electricity prices to extraordinarily high levels across the continent, the impact of which will increasingly be felt by end-users as pre-existing natural gas futures contracts expire. As a result of this increase in prices, and the growing concern regarding the availability of natural gas across Europe, numerous policy proposals have been announced both on the European Union level and at the member country level in order to accelerate the growth of renewable energy in Europe. This is expected to accelerate existing efforts to redefine the European energy landscape, with major utilities and developers already set to deploy multi-decade capital expenditure investments aligned to the requirements of the energy transition.
Overview of the Israeli renewable energy industry
Israel’s electric grid is not connected to any of the networks of its neighboring countries, requiring the country to be entirely energy self-sufficient. Moreover, the market is characterized by increasing electricity demand. The Israel Electric Corporation (“IEC”), the state-owned national electricity company, anticipates an average annual increase of 3% in peak demand for electricity from 2021 to 2050, driven by a fast-growing population and robust economic growth.
The need to be self-sufficient while also accommodating growing electricity demand has led the Israeli government to undertake significant reforms to the local electricity sector. For example, in June 2018, the Israeli government approved a comprehensive structural reform of the electricity sector, with a focus on increasing competition in the electricity generation market. In addition, the Israeli government has focused on diversifying the country’s energy mix through increased penetration of renewable energy. The Israeli government has set formal additional renewable energy generation targets of 20% and 30% of total energy generation by 2025 and 2030, respectively. For more information, see “Business—Market Overview—Our Industry and Market Opportunity—Overview of the European Renewable Energy Industry.”
Competitive strengths
Experienced renewable energy platform with a proven track record of success
We were founded in 2008 and became publicly listed on the TASE in 2010. Together with projects developed by Clēnera prior to the Clēnera Acquisition, as of the Approval Date, we have successfully reached RTB status on renewable energy projects with an aggregate capacity of over 3.5 GW. Our historical share performance on the TASE reflects our track record of success. Over the last five years, our stock price has increased at an approximate 42% CAGR compared to the S&P 500 index which increased at an approximate 12% CAGR and the S&P Renewables index which increased at an approximate 17% CAGR. We note, however, that the companies included in the S&P 500 index and the S&P Renewables index differ from ours and that the future results of our business and operations may differ from our historical results.
Value creation through our combined greenfield developer, owner and operator business model
Within our vertically-integrated business model, our teams work cohesively to deliver projects with differentiated returns. We are fully staffed to organically identify and develop new projects, steer them through various stages of development and construction and manage and optimize them during operations. We leverage our in-house greenfield development teams to source projects in our largest markets and partner with local developers to source projects in our smaller markets, projects that we believe many of our competitors (both strategic and financial investors) either could not access or could not access at an attractive cost. Additionally, we believe that our business development team that identifies early-stage projects for potential acquisition and sources select M&A opportunities, possesses a unique ability to evaluate such opportunities due to our experience working across the entire project life cycle. Once a project reaches commercial operation, our asset management group provides continuous project optimization through real-time performance monitoring and ongoing operations and maintenance (“O&M”) enhancement. Our end-to-end control of the project life cycle focuses our attention on developing projects with our long-term interests in mind and provides a consistent feedback channel that improves our future developments. Ultimately, the strong and proven capabilities of our integrated teams enables us to generate differentiated project returns while continuously growing our portfolio.
Global company with ability to identify and deliver unique projects of scale across our target markets
With 217 employees across offices in the United States, Europe, and Israel as of September 30, 2022, our global presence enables us to participate in the most attractive renewable energy markets in the developed world.

Our teams are structured within each local market to identify opportunities early, streamline our development execution and effectively manage local projects. We are differentiated in our capability to act as both an established global operator as well as a nimble local developer. This flexibility allows us to identify and deliver unique projects of scale across our target markets.
For example, we own what we believe are some of the largest onshore wind energy projects across Western Europe, including two Operational Projects with a consolidated capacity of approximately 701 MW, comprised of the 329 MW Gecama project in Spain and the 372 MW Björnberget project in Sweden. Furthermore, we believe we are a market leader in solar energy across the Western United States. We are currently developing what we believe are some of the largest solar energy and energy storage projects in Arizona, New Mexico, Utah, Idaho and Oregon, and we recently started construction on what is, to our knowledge, the largest solar energy project in Montana. We believe we are the only company to have successfully completed a utility-scale onshore wind energy project in Israel. We believe we were the first company to identify the significant growth potential in the wind energy segment in Israel and pioneered the regulatory framework, PPA pricing regime, and permitting requirements for such projects. Finally, we were one of the first major international players to enter Central-Eastern and South-Eastern Europe to our knowledge, having successfully developed what we believe are two of the largest onshore wind energy projects in Croatia and Serbia, one of the largest solar energy project portfolios in Hungary, and the largest wind energy project in Kosovo as of the date of this prospectus, all of which are currently operational.
Our diverse portfolio of Mature Projects reduces our exposure to individual market disruptions
Our diverse portfolio of Mature Projects, including solar energy projects with an aggregate capacity of approximately 2.5 GW, wind energy projects with an aggregate capacity of approximately 1.5 GW and energy storage projects with an aggregate capacity of approximately 2.1 GWh, across 11 different countries, mitigates our exposure to any single market. For example, the announcement by the Department of Commerce of its investigation into antidumping and countervailing duties (“AD/CVD”) for solar panels (the “Department of Commerce Investigation”) resulted in uncertainty among market participants in the United States as to the future availability of solar panels. While the Biden administration issued an executive order suspending the collection of AD/CVD in June 2022 for a period of two years, the issue highlighted the risks of idiosyncratic market disruption. In contrast to many of our peers, our exposure to idiosyncratic market disruptions such as this is mitigated by our global, multi-technology renewables platform. Furthermore, from a macroeconomic perspective, our diverse portfolio of Mature Projects offers a mixture of revenue structures, providing us with significant inflation protection with approximately 48% of the capacity of our Mature Projects benefiting from increases in inflation, either through inflation linkage within our PPAs or select use of the Merchant Model.
Significant financing expertise and efficient deployment of capital for growth
As a global enterprise, we have access to diverse sources of capital and have developed and maintained deep relationships with numerous international banking and institutional investment partners. As of September 30, 2022, we had approximately $1.5 billion of non-recourse project finance debt outstanding from a wide range of financial institutions, including the European Bank for Reconstruction and Development (“EBRD”), Bank of America, DekaBank, Erste Bank, KfW, Sabadell, Bank Leumi, Bank Hapoalim and others. Moreover, we have significant experience in raising tax equity. Prior to the Clēnera Acquisition, Clēnera sourced approximately $735 million of tax equity from several major tax equity providers, including PNC, Citibank and M&T. In addition, since the Clēnera Acquisition, we have closed tax equity financing for our first project under construction in the United States with Huntington Bancshares. We are efficient with our capital and strategically bring investors into projects during the construction and development phases. As of September 30, 2022, we had raised approximately $278 million of project-level equity, mostly from Israeli institutional investors, to reduce our project equity requirements. In the future we intend to sell minority interests in projects to recycle capital into new projects.
Moreover, we have a proven track record of issuing debt and equity in public capital markets. Since our initial public offering on the TASE, as of the Approval Date, we have raised approximately $707 million in issued equity and approximately $527 million in issued debt in the form of bonds. These issuances, largely funded by our Israeli institutional partners, have directly funded our growth. As of September 30, 2022, we had approximately

$411 million of corporate and convertible bonds outstanding with a weighted average effective interest cost of 3.2%. Our ability to source attractively priced unsecured debt, leveraging our strong credit rating in lsrael (A2 local by Midroog, a subsidiary of Moody’s) coupled with our deep relationships with lsraeli institutional investors, is a distinct competitive advantage we possess. Our finance team is focused on maintaining an efficient and robust balance sheet to minimize our overall cost of capital and provide ample liquidity to fund our growth.
Our growth strategy
Utilize our renewable energy platform to optimize conversion of our Development Projects into Operational Projects
Our growth is predicated on the successful conversion of our large project development pipeline into Operational Projects. Our control over the entire project life cycle—our greenfield development capabilities, engineering expertise and hands-on construction and asset management—enables us to optimize conversion of our projects in our development pipeline into Operational Projects. Furthermore, our diversified development pipeline across multiple end-markets and across multiple technologies creates a strong “internal hedge” across our business. While the path to COD of our projects in any particular geography may be impacted by individual market events, our blended, company-wide conversion rate is less likely to be impacted due to the depth and breadth of our development pipeline.
In addition to being geographically and technologically diverse, a large number of projects in our development pipeline have met key development milestones that substantiates their path to COD. As of the Approval Date, (i) our Mature Projects had an aggregate generation capacity of approximately 4.0 GW, which constitutes approximately 23.3% of the overall generation capacity across our portfolio, (ii) our Advanced Development Projects had an aggregate generation capacity of approximately 3.1 GW, of which approximately 1.9 GW from our U.S.- based Advanced Development Projects have secured a system impact study, facility study or a large generator interconnection agreement (“Advanced Interconnect status”), and (iii) our Development Projects had an aggregate generation capacity of approximately 9.9 GW, of which approximately 3.1 GW from our U.S.-based Development Projects have reached Advanced Interconnect status.
Expand our pipeline organically, and capitalize on attractive opportunities in our existing markets
Our development team is comprised of over 40 development professionals across our global footprint and we seek to expand our existing team as well as our partnerships with local developers. In our largest markets (United States, Israel and Spain), we source new greenfield projects organically through our in-house greenfield development teams. Specifically, across these markets, we utilize a land and expand strategy, leveraging existing large and low-cost interconnection positions to expand our pipeline. In our other target markets (Italy, CEE and the Nordics), we leverage partnerships with a strong network of local developers to source attractive early-stage projects. Through our development team and development partners, we maintain a local presence in our target markets, which we believe is essential to identifying profitable projects. In addition, it is our strategy to opportunistically acquire projects from other developers, particularly in situations where there are synergies with our existing portfolio and where we can add value through our greenfield development capabilities. For example, we acquired the Emek Habacha project in Israel, a 109 MW wind energy farm, in the early stages of a then-stalled development process. We subsequently leveraged our capabilities to progress the development and reach COD, making it the largest operational wind energy project in Israel to our knowledge, as of the Approval Date.
Expand laterally through energy storage, entrance into new geographies and investment in new technologies
We are focused on creating multiple growth engines across the solar energy, wind energy and energy storage sectors. Our existing portfolio of projects, particularly solar energy projects in the United States, uniquely positions us to rapidly expand our energy storage portfolio with access to the grid and customer and supply chain relationships. We have an aggregate capacity of approximately 15.3 GWh of battery energy storage projects in our current portfolio, of which approximately 8.1 GWh is based in the United States. We anticipate that energy storage will become a significant portion of our business as energy storage technology continues to advance and becomes essential to grid stabilization and load balancing.

In addition, we are seeking to expand our geographic footprint in new markets across Europe, the Middle East and North Africa (“MENA”). With respect to Europe, we are focused on adding in-house greenfield development capabilities in Northern Europe, either through the hiring of additional personnel or through a potential acquisition of a developer. Additionally, we recently formed a joint venture with NewMed Energy LP (TASE: NWMD), a leading oil and gas company in MENA, and its chief executive officer, Yossi Abu, to develop wind energy, solar energy and energy storage projects in the region. We believe that this partnership, for which we will be the largest shareholder with a 46.7% ownership stake, will enable us to leverage our existing presence and market leadership in the Israeli renewable energy market to expand into other MENA countries such as Egypt, Morocco, the United Arab Emirates and Saudi Arabia.
We are also looking to expand our technology focus through partnerships with energy technology companies. In particular, we aim to leverage our access to the robust technology ecosystem in Israel in order to gain early exposure to advances in battery, hydrogen and micro-grid technologies, among others. We expect that continued innovation, combined with our ability to work across numerous technologies, will enable us to capitalize on opportunities for continued robust growth and provide us with visibility into the direction of the broader sector.
Risk factors summary
Investing in our ordinary shares involves substantial risks and uncertainties, and our ability to successfully operate our business and execute our growth plan is subject to numerous risks and uncertainties. You should carefully consider the risks and uncertainties described in “Risk Factors” before deciding to invest in our ordinary shares. If any of these risks or uncertainties actually occur, our business, financial condition, or results of operations could be materially and adversely affected. In such case, the trading price of our ordinary shares would likely decline, and you may lose all or part of your investment. The following is a summary of some of the principal risks and uncertainties we face:
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We face competition from traditional and renewable energy companies in developing renewable energy projects.

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Our offtakers and other counterparties could become unwilling or unable to fulfill or renew their contractual obligations to us or they may otherwise terminate their agreements with us.

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Attractive PPA terms may become unavailable, which would adversely affect our business and growth.

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If our projects fail to meet particular development, operational, or performance benchmarks, our offtakers or other counterparties may have the right to terminate the applicable PPAs, interconnection agreements, or any related letters of commitment, require us to pay damages, or reduce the amount of energy such projects sell.

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The growth of our business depends upon our ability to continue to source and convert our Development Projects, Advanced Development Projects and Mature Projects into Operational Projects.

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We depend upon the adequate and timely supply of solar panels and batteries.

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Our suppliers may not perform existing obligations or be available or able to perform future obligations, which could have a material adverse effect on our business. We have taken on tasks previously performed for us by third-parties in part to mitigate this risk and such efforts may adversely affect us.

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We may be adversely affected by supply shortages and price increases.

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Project construction activities may not be successful and may not commence or proceed as scheduled, which could increase our costs and impair our ability to recover our investments.

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Energy production and revenues from our solar energy and wind energy projects depend heavily on suitable meteorological and environmental conditions and our ability to accurately predict meteorological conditions. Climate change may have the effect of changing meteorological patterns at our projects which could have a material adverse effect on our business prospects, financial condition, results of operations and cash flow.

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We and any third parties with which we do business may be subject to cyber-attacks, network disruptions and other information systems breaches, as well as acts of terrorism or war that could have a material adverse effect on our business, financial condition, and results of operations, as well as result in significant physical damage to our renewable energy projects.
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Lower prices for other energy sources could render solar energy and wind energy projects uncompetitive or obsolete, could force us to accept lower prices when securing future PPAs or replacing existing PPAs due to a counterparty default, or could result in lower than expected market pricing during the operation of our existing projects after the completion of their PPA term.

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Our ability to effectively operate our business could be impaired if we fail to attract and retain key personnel.

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Our projects are highly regulated and may be adversely affected by legislative or regulatory changes or a failure to comply with applicable regulations.

Corporate information
We are incorporated in Israel under the Israeli Companies Law, 5759-1999 (the “Companies Law”). Our principal executive offices are located at 13 Ha’amal St. Afek Industrial Park, Rosh Ha’ayin, Israel. Our website address is https://www.enlightenergy.co.il. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. We have included our website address in this prospectus solely for informational purposes. Our agent for service of process in the United States is Enlight Renewable Energy LLC.
Implications of being an emerging growth company and a foreign private issuer
We qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable generally to U.S. public companies. These provisions include:
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an exemption that allows the inclusion in an initial public offering registration statement of only two years of audited financial statements and selected financial data and only two years of management’s discussion and analysis of financial condition and results of operations disclosure;

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reduced executive compensation disclosure; and

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an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), in the assessment of the emerging growth company’s internal control over financial reporting.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company.
We will remain an emerging growth company until the earliest of:
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the last day of our fiscal year during which we have total annual gross revenue of at least $1.07 billion;

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the last day of our fiscal year following the fifth anniversary of the closing of this offering;

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the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or

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the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

We may choose to take advantage of some but not all of these reduced requirements. We cannot predict if investors will find our ordinary shares less attractive because we will rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

In addition, upon the closing of this offering, we will report under the Exchange Act as a “foreign private issuer.” As a foreign private issuer, we may take advantage of certain provisions under the rules that allow us to follow Israeli law for certain corporate governance matters. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
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the rules under Section 14 of the Exchange Act that impose disclosure obligations and procedural requirements for the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

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for our directors and principal shareholders, the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules to file public reports with respect to their share ownership and purchase and sale of our ordinary shares;

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the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

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Regulation Fair Disclosure (“Regulation FD”), which regulates selective disclosures of material information by issuers.

In addition, we will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic issuers. Foreign private issuers, like emerging growth companies, also are exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer.
We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50.0% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies:
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the majority of our executive officers or directors are U.S. citizens or residents;

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more than 50% of our assets are located in the United States; or

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our business is administered principally in the United States.

We have chosen to take advantage of certain of the reduced disclosure requirements and other exemptions described above in the registration statement of which this prospectus forms a part and intend to continue to take advantage of certain exemptions in the future. As a result, the information that we provide may be different than the information you receive from other public companies in which you hold stock. As a result, some investors may find our ordinary shares less attractive than they would have otherwise. The result may be a less active trading market for our ordinary shares, and the price of our ordinary shares may be more volatile. We will be a foreign private issuer, and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

THE OFFERING
Ordinary shares offered by us
         ordinary shares.
Option to purchase additional ordinary shares
We have granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase up to               additional ordinary shares.
Ordinary shares to be outstanding after this offering
         ordinary shares (or               ordinary shares if the underwriters exercise in full their option to purchase additional ordinary shares).
Use of proceeds
We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $       million (or approximately $       million if the underwriters exercise in full their option to purchase additional ordinary shares), assuming an initial public offering price of $      per ordinary share, the USD equivalent of NIS      (based on the BOI Exchange Rate), which was the closing price of our ordinary shares on the TASE on          , 2023.
We intend to use the net proceeds from this offering for the uses as set forth in the “Use of Proceeds” section of this prospectus.
Dividend policy
We do not anticipate paying any dividends in the foreseeable future. Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. The Companies Law imposes restrictions on our ability to declare and pay dividends. See “Dividend Policy.”
Risk factors
Investing in our ordinary shares involves a high degree of risk. See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.
Listing
Our ordinary shares are listed on the TASE under the symbol “ENLT.” We intend to apply to list our ordinary shares on Nasdaq under the symbol “ENLT.”
The number of our ordinary shares to be outstanding immediately after this offering gives effect to the 10 for one reverse split of our ordinary shares, which will occur prior to the closing of this offering (the “Reverse Share Split”), is based on 959,047,390 ordinary shares outstanding as of September 30, 2022, and excludes:

•
      ordinary shares issuable upon the exercise of options outstanding under our share option plans as of September 30, 2022, at a weighted average exercise price of NIS       (or approximately $       based on the BOI Exchange Rate) per ordinary share;

•
ordinary shares issuable upon conversion of the remaining principal balance of the Series C Debentures, which was approximately $150 million as of September 30, 2022;

•
      ordinary shares reserved for issuance pursuant to future grants under our share option plans, as described in “Management—Share Option Plans.”

Unless otherwise indicated, all information in this prospectus neither assumes nor gives effect to the Reverse Share Split.
Unless otherwise indicated, all information in this prospectus assumes or gives effect to:

•
an initial public offering price of $      per ordinary share, the USD equivalent of NIS      (based on the BOI Exchange Rate), which was the closing price of our ordinary shares on the TASE on           , 2023;

•
no exercise of the underwriters’ option to purchase additional ordinary shares; and

•
the adoption of our amended and restated articles of association prior to the closing of the offering, which will replace our amended and restated articles of association currently in place.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
The following tables present our summary consolidated financial and other data. We prepare our consolidated financial statements in accordance with IFRS. The summary historical consolidated financial data for the years ended December 31, 2020 and 2021 has been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The summary consolidated financial data for the nine months ended September 30, 2021 and 2022 and as of September 30, 2022 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a consistent basis as our audited consolidated financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the financial information in those statements. Our historical results for any prior period are not necessarily indicative of results expected in any future period.
The financial data set forth below should be read in conjunction with, and is qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus.
Consolidated statement of operations data:
	Nine months ended September 30,		Year ended December 31,
	2022	2021	2021	2020
	(in thousands, except share and per share data)
	(unaudited)
Revenues	$131,303	$67,424	$102,461	$70,324
Cost of sales	(28,154)	(14,293)	(21,777)	(14,730)
Depreciation and amortization	(27,544)	(13,602)	(19,446)	(15,226)
Gross profit	75,605	39,529	61,238	40,368
General and administrative expenses	(21,774)	(9,085)	(15,569)	(9,018)
Selling, marketing and project promotion expenses	(2,458)	(2,314)	(3,617)	(2,257)
Development expenses	(1,804)	—	(1,099)	(719)
Transaction costs in respect of acquisition of activity in the United States	—	(6,990)	(7,331)	—
Other income	18,269	396	778	—
Operating profit	67,838	21,536	34,400	28,374
Finance income	19,181	22,897	30,333	17,214
Finance expenses	(50,465)	(28,316)	(37,175)	(31,408)
Total finance expenses, net before early prepayment fee	(31,284)	(5,419)	(6,842)	(14,194)
Pre-tax profit before early prepayment fee	36,554	16,117	27,558	14,180
Early prepayment fee	—	—	—	(67,594)
Profit (loss) before tax and equity gains (loss)	36,554	16,117	27,558	(53,414)
Share of (loss) profits of equity accounted investees	(72)	(139)	(189)	26
Profit (loss) before income taxes	36,482	15,978	27,369	(53,388)
Taxes on income	(9,324)	(2,419)	(5,694)	12,353
Profit (loss) for the year	$27,158	$13,559	$21,675	$(41,035)

	Nine months ended September 30,		Year ended December 31,
	2022	2021	2021	2020
	(in thousands, except share and per share data)
	(unaudited)
Profit (loss) for the year attributed to:
Owners of the Company	19,436	7,455	11,217	(43,869)
Non-controlling interests	7,722	6,104	10,458	2,834
Earnings (loss) per share attributable to ordinary shareholders:
Basic earnings (loss) per share	$0.02	$0.01	$0.01	$(0.06)
Diluted earnings (loss) per share	$0.02	$0.01	$0.01	$(0.06)
Weighted average shares used in the calculation of earnings (loss):
Basic per share	959,047,390	897,066,785	937,492,190	782,977,562
Diluted per share	985,699,275	930,626,143	981,086,687	782,977,562
Consolidated balance sheet data:
	As of September 30, 2022
	Actual	Pro forma as adjusted(1)
	(in thousands)
	(unaudited)
Cash and cash equivalents	$242,760	$
Restricted cash	37,999
Total current assets	506,532
Fixed assets, net	1,945,647
Total assets	3,274,377
Credit and current maturities of loans from banking corporations and other financial institutions	161,093
Total current liabilities	383,186
Loans from banking corporations and other financial institutions	1,268,848
Total liabilities	2,322,512
Non-controlling interests	214,980
Equity attributable to owners of the Company	736,885
Total equity	951,865
(1) The pro forma as adjusted balance sheet information gives further effect to the Reverse Share Split and the issuance of           ordinary shares in this offering at the assumed initial public offering price of $      per ordinary share, USD equivalent of NIS            (based on the BOI Exchange Rate), which was the closing price of our ordinary shares on the TASE on           , 2023, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $      per ordinary share, the USD equivalent of NIS      (based on the BOI Exchange Rate) would increase or decrease the as adjusted amount of each of cash and cash equivalents, total assets, total liabilities and total equity by approximately $      million, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1,000,000 shares in the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the as adjusted amount of each of cash and cash equivalents, total assets, total liabilities and total equity by approximately $      million, assuming no change in the assumed initial public offering price of $      per ordinary share, the USD equivalent of NIS       (based on the BOI Exchange Rate).

Consolidated statement of cash flow data:
	Nine months ended September 30,		Year Ended December 31,
	2022	2021	2021	2020
	(in thousands)
	(unaudited)
Net cash provided by (used in) operating activities	$53,404	$27,521	$52,023	$38,810
Net cash provided by (used in) investing activities	(648,238)	(482,660)	(644,638)	(492,450)
Net cash generated from financing activities	606,128	636,334	752,314	343,528

Risk factors
You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding to invest in our ordinary shares. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks and uncertainties. The trading price and value of our ordinary shares could decline due to any of these risks and uncertainties, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks and uncertainties faced by us described below and elsewhere in this prospectus.
Risks related to development and construction of our renewable energy projects
The growth of our business depends upon our ability to continue to source and convert our Development Projects, Advanced Development Projects and Mature Projects into Operational Projects.
We may not be successful in converting our Development Projects, Advanced Development Projects and Mature Projects into Operational Projects. The completion of renewable energy projects involves numerous risks and uncertainties, including the risks set forth elsewhere in this “Risk Factors” section. These risks and uncertainties may prevent some projects from progressing to construction and/or operational phases altogether, in a timely manner and on acceptable terms. In addition, for a variety of reasons, we may elect not to proceed with the development or construction of a project currently in our portfolio. Our growth depends on our continued ability to progress projects to the operational phase, and our results in the future may not be consistent with our expectations or historical results. If we are not successful in doing so, we will not continue to grow our portfolio and cash flows.
Projects under development may not be successfully developed, financed or constructed.
The development of renewable energy projects involves numerous risks. We may be required to spend significant resources for land and interconnection rights, preliminary engineering, permitting, legal services and other expenses before we can determine whether a project is feasible, economically attractive and capable of being built. Success in developing a particular project is contingent upon, among other things:
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obtaining financeable land rights, including land rights for the project site that allow for eventual construction and operation without undue burden, cost or interruption;

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entering into financeable arrangements for the sale of the electrical output, and, in certain cases, capacity, ancillary services and renewable energy attributes, generated by or attributable to the project;

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obtaining economically feasible interconnection positions with Independent System Operators (“ISOs”), regional transmission organizations and regulated utilities;

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accurately estimating, and where possible mitigating, costs arising from potential transmission grid congestion, limited transmission capacity and grid reliability constraints, which may contribute to significant interconnection upgrade costs that could render certain of our projects uneconomic;

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providing letters of credit or other forms of payment and performance security required in connection with the development of the project, which security requirements may increase over time;

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accurately estimating our costs and revenues over the life of the project years before its construction and operation, while taking into consideration the possibility that markets may shift during that time;

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receiving required environmental, land-use, and construction and operation permits and approvals from governmental agencies in a timely manner and on reasonable terms, which permits and approvals are governed by statutes and regulations that may change between issuance and construction;

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avoiding or mitigating impacts to protected or endangered species or habitats, migratory birds, wetlands or other water resources, and/or archaeological, historical or cultural resources;

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securing necessary rights-of-way for access, as well as water rights and other necessary utilities for project construction and operation;

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securing appropriate title coverage, including coverage for mineral rights and mechanics’ liens;

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negotiating development agreements, public benefit agreements and other agreements to compensate local governments for project impacts;

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negotiating tax abatement and incentive agreements, whenever applicable;

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obtaining financing, including debt, equity, and tax equity financing;

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negotiating satisfactory energy, procurement and construction (“EPC”) or balance of plant (“BoP”) agreements, including agreements with third-party EPC or BoP contractors; and

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completing construction on budget and on time.

In addition, our projects depend upon obtaining, in a timely and economic manner, interconnection to electric transmission facilities to deliver the electricity we generate. A failure or delay in the operation, development of, or interconnection to, these interconnection or transmission facilities could result in our losing revenues because such a failure or delay could limit the amount of power our Operational Projects deliver or delay the completion of our construction projects. The requests for processing interconnection and transmission requests and conducting the associated studies may become backlogged causing delays in determining interconnection and transmission rights and costs. The costs of such interconnection and transmission facilities for which our projects may be responsible could be significant, uncertain and subject to change, including after a project commences operation. The absence of availability and access to interconnection facilities and transmissions systems, our inability to obtain them in a timely manner, at a reasonable cost and at reasonable terms and conditions, the lack of adequate capacity on such interconnection or transmission facilities, curtailment as a result of transmission facility downtime, or the failure of any relevant jurisdiction to expand transmission facilities may have a material adverse effect on our ability to develop our projects, which could materially and adversely affect our results of operations and cash flow.
If we fail to complete the development of a renewable energy project in accordance with applicable contracts or fail to fulfill other contract obligations, we may be subject to forfeiture of significant deposits under, or the termination of, offtake contracts, incur significant liquidated damages, penalties and/or other obligations under other project-related agreements and may not be able to recover our investment in the project. If we are unable to complete the development of a renewable energy project, we may impair some or all of the capitalized investments we have made relating to the project. We expense development costs for a project as long as we estimate that the probability of realization of such project is less than 50%. Once we determine a project has a greater than 50% probability of realization, development costs incurred for such project are capitalized. Should the probability of realization subsequently fall below 50%, the capitalized amounts are recognized as project development expenses, which would have an adverse impact on our results of operations in the period in which the loss is recognized.
We may not be able to site sufficient suitable land for our projects.
We intend to pursue greenfield opportunities to develop new renewable energy projects consistent with our business strategy. Various factors regarding land suitability could affect our ability to develop new projects and otherwise grow our business, including:
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the availability of, or inability to obtain, sufficient land suitable for solar energy and wind energy project development. In many markets, topography, existing land use and/or transmission constraints limit the availability of sites for solar energy and wind energy development. For these reasons, attractive and commercially feasible sites may become a scarce commodity, and we may be unable to site our projects at all or on terms as favorable as those applicable to our current projects;

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the presence or potential presentence of waking or shadowing effects caused by neighboring activities, which reduce potential energy production by decreasing wind speeds or reducing available insolation; and

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due to the large amount of land required to site solar energy and wind energy projects, there may be greater risk of the presence or occurrence of one or more of the following: (i) pollution, contamination or other wastes at the project site; (ii) protected plant or animal species; (iii) archaeological or cultural resources; or (iv) local opposition to wind energy and solar energy projects in certain markets due to concerns about noise, health environmental or other alleged impacts of such projects the presence or potential presence of land use restrictions and other environment-related siting factors.

We do not own all of the land on which the projects in our portfolio are located.
As a project developer, we require land rights in order to successfully develop, finance and construct our projects. We do not own all of the land on which the projects in our portfolio are located, and our current projects generally are, and our future projects may be, located on land occupied under long-term easements, leases and rights of way. The ownership interests in the land subject to these easements, leases and rights of way may be subject to mortgages securing loans or other liens and other easement, lease rights and rights of way of third parties that were created prior to our projects’ easements, leases and rights of way. As a result, some of our projects’ rights under such easements, leases or rights of way may be subject to the rights of these third parties. While we perform title searches, obtain title insurance, record our interests in the real property records of the projects’ localities and enter into non-disturbance agreements to protect ourselves against these risks, such measures may be inadequate to protect against all risk that our rights to use the land on which our projects are or will be located and our projects’ rights to such easements, leases and rights of way could be lost or curtailed. Any such loss or curtailment of our rights to use the land on which our projects are or will be located could have a material adverse effect on our business, financial condition and results of operations.
Our ability to successfully develop projects is impacted by the availability of, and access to, interconnection facilities and transmissions systems.
The absence of availability and access to interconnection facilities and transmissions systems, our inability to obtain them in a timely manner, at a reasonable cost and at reasonable terms and conditions, the lack of adequate capacity on such interconnection or transmission facilities, curtailment as a result of transmission facility downtime, or the failure of any relevant jurisdiction to expand transmission facilities may have a material adverse effect on our ability to develop our projects, which could materially and adversely affect our results of operations and cash flow.
The development, construction and operation of our projects require governmental and other regulatory approvals and permits, including environmental approvals and permits.
The development, construction and operation of renewable energy projects, including the transmission and sale of electricity and associated products, are highly regulated, require various governmental approvals and permits, including environmental approvals and permits, and may be subject to the imposition of related conditions that vary by jurisdiction. In some cases, these approvals and permits require periodic renewal and the terms of a subsequently issued permit may not be consistent with the terms of the permit initially issued. In addition, some permits and approvals require ongoing compliance with terms and conditions, some of which can change over time. We cannot predict whether all permits and approvals required for a given project will be granted, or granted on a timely basis, or whether the conditions associated with them will be achievable, as such conditions may change over time.
Failure to comply with such conditions, our inability to obtain and maintain existing or newly imposed permits and approvals, or the imposition of impractical or burdensome conditions upon issuance, renewal or over time, could impair our ability to, develop, construct or operate a project. In addition, we cannot predict whether seeking any permit will attract significant opposition or whether the process for obtaining any permit will become more expensive or lengthened due to complexities, legal claims or appeals. Delay in the review and process for obtaining any permit for a project can impair or delay the ability to develop, construct or operate a project or increase the cost such that the project is no longer profitable for us. There is no assurance that we will obtain and maintain these governmental permits and approvals, or that we will be able to obtain them in a timely manner and on reasonable terms. Any impediment could have a material adverse effect on our business.
Disruptions in our supply chain for materials and components and the resulting increase in equipment and logistics costs could adversely affect our financial performance.
We are subject to risk from fluctuating market prices of certain raw materials, particularly steel, aluminum, polycrystalline silicon and lithium, which are used in the construction and maintenance of our solar energy, wind energy and battery storage projects. Prices of these raw materials may be affected by supply restrictions or other market factors from time to time. Some of the components and materials related to the equipment we purchase are sourced from outside of markets where we operate through arrangements with various vendors, and there have been delays in obtaining these components and materials as a result of the ongoing coronavirus (“COVID-19”) pandemic, shipping and transportation constraints, and other supply chain disruptions.
Political, social or economic instability in regions where these components and materials are made could cause future disruptions in trade. For example, concerns about forced labor in China’s Xinjiang Uyghur Autonomous Region (“XUAR”), where certain components and materials are manufactured, have led to legislation in countries such as the United States restricting imports from such region. Specifically, on December 23, 2021, the United States enacted the Uyghur Forced Labor Prevention Act (“UFLPA”), which presumptively prohibits imports of any goods made either wholly or in part in the XUAR. The law, which went into effect on June 21, 2022, creates a rebuttable presumption against “the importation of goods made, manufactured, or mined in the XUAR (and certain other categories of persons in China)” unless the importer meets certain due diligence standards, responds to all inquiries from U.S. Customs and Border Protection (“CBP”) related to forced labor and the CBP determines, based on “clear and convincing evidence,” that the goods in question were not produced wholly or in part by forced labor. CBP has identified silica-based and polysilicon as high-priority sectors for enforcement. We have implemented policies and controls to mitigate the risk of forced labor in our supply chain, and we do not believe that our suppliers source materials for our supply chain from the XUAR, but we cannot guarantee that our suppliers and partners will always comply with our policies. Enforcement of the UFPLA against us or our suppliers could lead to our products being held for inspection by CBP and delayed or rejected for entry into the United States, resulting in other supply chain disruptions, or cause us to be subject to penalties, fines or sanctions. Broader policy uncertainty, including actions in various countries, such as China, have created uncertainty with respect to tariff impacts on the costs of some of these components and materials, and could also reduce Chinese panel production, affecting supplies and/or prices for panels, regardless of supplier. Even if we were not subject to penalties, fines or sanctions or supply chain disruption, if products we source are linked in any way to forced labor in the XUAR, our reputation could be harmed. In the future, these trade restrictions may extend beyond the United States. In September 2022, the European Union announced a similar proposal targeting goods within Europe created with forced labor, without specifying particular countries or sectors. The European Union proposal, if passed and implemented, could similarly impact our supply chain.
In addition, the United States currently imposes AD/CVD on certain imported crystalline silicon photovoltaic (“PV”) cells and modules from China and Taiwan. Such AD/CVD can change over time pursuant to annual reviews conducted by the U.S. Department of Commerce, and an increase in duty rates could have an adverse impact on our operating results. In February 2022, Auxin Solar Inc., a U.S. producer of crystalline silicon PV products, petitioned the U.S. Department of Commerce (“USDOC”) to investigate alleged circumvention of AD/CVD on Chinese imports by crystalline silicon PV cells and module imports assembled and completed in Cambodia, Malaysia, Thailand and Vietnam. On March 28, 2022, the USDOC announced that it would investigate the circumvention alleged in the petition. President Biden’s June 6, 2022, Executive Order on clean energy reiterated the independence and integrity of these ongoing investigations while suspending the collection of duties for a period of two years.
As the timing and progress of many of our customers’ projects depend upon the supply of PV cells and modules, our operating results could be adversely impacted if the USDOC makes negative circumvention determinations. The degree of our exposure is dependent on (among other things) the type of materials, rates imposed and timing of the tariffs. In addition, to the extent legislation is passed that requires or incentivizes companies to source more equipment or components from particular sources or domestic sources, it could result in increased costs. Significant price increases for these raw materials could reduce the profitability of our projects, and could harm our business, financial condition and results of operations.
We cannot predict whether the countries in which the components and materials are sourced, or may be sourced in the future, will be subject to new or additional trade restrictions imposed by the governments of countries in which our projects are located, including the likelihood, type or effect of any such restrictions. Trade restrictions, including embargoes, safeguards and customs restrictions against certain components and materials, as well as labor strikes and work stoppages or boycotts, could increase the cost or reduce or delay the supply of components and materials available to us and our vendors, which could delay or adversely affect the scope of our projects under development or construction and adversely affect our business, financial condition or results of operations.
Our suppliers may not perform existing obligations or be available or able to perform future obligations, which could have a material adverse effect on our business.
We often rely on a small number of suppliers, such as solar panel suppliers, tracker suppliers and wind turbine manufacturers, to provide equipment, technology and other services required to construct and operate our projects. A number of factors, including the credit quality of our suppliers and import and export restrictions, may affect their ability to perform under our supply agreements. Not all of our equipment suppliers are investment grade entities, and we cannot guarantee that any of our suppliers will sufficiently honor the terms of our contracts in every situation. If any of these suppliers cannot, or does not, perform under its agreements with us, we may need to seek alternative suppliers. Alternative suppliers, products and services may not perform similarly, and replacement agreements may not be available on terms as favorable as those in our current agreements or at all. Using alternative suppliers may result in higher costs and/or inability to meet our project schedules or to provide equipment of the same quality as that provided by our existing suppliers. We may be required to make significant capital contributions to remove, replace or redesign equipment that cannot be supported or maintained by replacement suppliers. The failure of any supplier to fulfill its contractual obligations to us could have a material adverse effect on our business, financial condition and results of operations. Further, the acquisition of a supplier by one of our competitors or its affiliates could also limit our access to equipment, technology and other services or negatively affect our existing business relationships, which would have a material adverse effect on our business.
Project construction activities may not commence or proceed as scheduled, which could increase our costs and impair our ability to recover our investments.
The construction of renewable energy projects involves numerous risks. Success in constructing a particular project is contingent upon or may be affected by, among other things:
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timely implementation and satisfactory completion of construction;

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obtaining and maintaining required governmental permits and approvals, including making appeals of, and satisfying obligations in connection with, approvals obtained;

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permit and litigation challenges from project stakeholders, including local residents, environmental organizations, labor organizations, tribes and others who may oppose the project;

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grants of injunctive relief to stop or prevent construction of a project in connection with any permit or litigation challenges;

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delivery of modules, wind turbines or battery energy storage systems on-budget and on-time;

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discovery of unknown impacts to protected or endangered species or habitats, migratory birds, wetlands or other jurisdictional water resources, and/or cultural resources at project sites;

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discovery of title defects or environmental conditions that are not currently known, unforeseen engineering problems, construction delays, contract performance shortfalls and work stoppages;

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material supply shortages, failures or disruptions of labor, equipment or supplies;

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increases to labor costs beyond our expectation upon entering into construction agreements as a result of enhanced local or national requirements regarding the use of union labor on-site;

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insolvency or financial distress on the part of our service providers, contractors or suppliers;

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cost overruns and change orders;

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cost or schedule impacts arising from changes in federal, state, or local land-use or regulatory policies;

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changes in electric utility procurement practices;

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project delays that could adversely affect our ability to secure or maintain interconnection rights;

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unfavorable tax treatment or adverse changes to tax policy;

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adverse environmental and geological or weather conditions, including water shortages and climate change, which may in some cases force work stoppages due to the risk of heat, fire or other extreme weather events;

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force majeure and other events outside of our control;

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changes in laws affecting the project;

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accidents on constructions sites; and

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damage to consumers triggered by blackouts caused by damage to transmission infrastructure during construction.

If we fail to complete the construction of a renewable energy project, fail to meet one or more agreed target construction milestone dates, or fail to perform other contract terms, we may be subject to payment obligations arising under significant letters of credit required to be maintained under offtake contracts or interconnection agreements or termination of such agreements, incur significant liquidated damages, penalties and/or other obligations under other project-related agreements, and may not be able to recover our investment in the project. If we are unable to complete the construction of a renewable energy project, we may impair some or all of the capitalized investments we have made relating to the project, which could have an adverse effect on our results of operations in the period in which the loss is recognized.
Risks related to the offtake of our renewable energy projects
We face growing competition from traditional and renewable energy companies in developing renewable energy projects.
The solar energy and wind energy industries are highly competitive. A growing number of companies are seeking to develop and originate such projects, driven by the growth of the total addressable market for such projects and the increased level of interest from investors in environmental, social and governance focused ventures. In addition to developers, independent power producers, unregulated utility affiliates, renewable energy companies, and pension and private equity funds, we also compete with traditional oil and gas companies and incumbent utilities. We may not be able to enter into or renew long-term contracts for the sale of power produced by our projects at prices and on other terms favorable to us. If we cannot offer compelling value to our offtakers, then our business will not grow at our anticipated pace or at all. Traditional utilities generally have, and certain of our other competitors have, substantially greater financial, technical, operational and other resources than we do. In addition, growing corporate and investor support for renewable energy has increased the amount of money being allocated to developers that compete with us. Such competitors may be able to build and own solar energy projects at lower costs than us, enabling them to submit bids for PPAs or similar energy purchase agreements at more competitive and appealing terms to potential customers than ours. Traditional utilities could also offer other value-added products or services that could help them compete with us even if the cost of electricity they offer is higher than ours.

Attractive offtake terms may become unavailable, which would adversely affect our business and growth.
Intense competition for offtake contracts may result in downward pressure on offtake pricing. Downward pressure on equipment pricing over the long term, may also create downward pressure on offtake pricing. If falling offtake pricing results in forecasted project revenue that is insufficient to generate returns higher than our cost of capital, our business, financial condition and results of operations could be adversely affected.
Alternatively, if we pursue offtake contracts with pricing that we assume will be attractive based on expectations of falling equipment or construction pricing or other cost or revenue expectations that ultimately prove to be inaccurate, or the value of a project is less than expected at the time of execution of the related offtake contract, our business, financial condition and results of operations could be adversely affected, including through payment obligations to issuing banks in connection with any posted letters of credit.
In addition, competition for offtake contracts and other market factors may result in new market terms that may not be favorable to us and could adversely affect the economics of our projects and, in turn, our ability to obtain sufficient financing and grow our business. This trend may require us to seek new offtake counterparties, which could expose us to risks in new markets or associated with having less creditworthy counterparties. Similarly, our competitors are increasingly willing to accept short duration offtake terms, which may put pressure on us to accept shorter duration offtake contracts, thereby increasing our exposure to market volatility and inaccuracy in the third-party prediction of energy pricing during the merchant tail period of operations after expiration of the offtake contract.
In addition, the availability of offtake contracts depends on utility and corporate energy procurement practices that may change over time. Offtake contract availability and terms are a function of a number of economic, regulatory, tax and public policy factors, each of which is also subject to change.
If our projects fail to meet development, operational or performance benchmarks, our offtakers may have the right to terminate the applicable offtake contract, require us to pay damages or reduce the amount of energy such projects sell.
If certain of our projects fail to meet development, operational or performance benchmarks related to, among other things, energy production and project availability, within specified time periods, such failure may give rise to a default or event of default under one or more of the offtake contracts in our portfolio or offtake contracts we may enter into in the future. These contracts may provide the applicable counterparties with rights to, among other things: terminate the applicable offtake contracts; require us to pay damages under such offtake contracts; or reduce the amount of energy our projects can sell under such offtake contracts. If our projects fail to meet applicable development or operational benchmarks, such as minimum production requirements, and our offtakers or other counterparties elect to take any such action against us under our offtake contracts, it could materially and adversely affect the development of our renewable energy projects, our results of operations and cash flow unless and until we are able to replace the offtake contract on similar terms. We may not be able to enter into a replacement offtake contract on favorable terms or at all, which may have an adverse impact on our growth strategy and may negatively affect our business.
Our offtakers could become unwilling or unable to fulfil or renew their contractual obligations to us or they may otherwise terminate their agreements with us.
Once we enter into offtake contracts or other long-term contracts, we are exposed to the risk that our counterparties will become unwilling or unable to fulfill or renew their contractual obligations and, if any such agreement is terminated, we cannot guarantee that we will enter into a replacement agreement on substantially similar terms or at all. Any or all of our offtakers may fail to fulfill or renew their obligations to us under their contracts or otherwise, including as a result of the occurrence of any of the following factors:
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Events beyond our control or the control of an offtaker that may temporarily or permanently excuse the offtaker from its obligation to accept and pay for delivery of energy generated by a project. These events could include a system emergency, a transmission failure or curtailment, adverse weather condition, a change in law, a change in permitting requirements or conditions, or a labor dispute.

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The ability of our offtakers to fulfill their contractual obligations to us depends on their creditworthiness. Due to the long-term nature of our offtake contracts, we are exposed to the credit risk of our offtakers over an extended period of time. Any of these counterparties could become subject to insolvency or liquidation proceedings or otherwise suffer a deterioration of its creditworthiness, including when it has not yet paid for energy delivered, any of which could result in a default under their agreements with us, and an insolvency or liquidation of any of these counterparties could result in the termination of any applicable agreements with such counterparty.

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The ability of any of our offtakers to extend, renew or replace its existing offtake contract with us depends on a number of factors beyond our control, including: whether the offtaker has a continued need for energy or capacity at the time of expiration, which could be affected by, among other things, the presence or absence of governmental incentives or mandates, prevailing market prices or the availability of other energy sources; the satisfactory performance of our delivery obligations under such offtake contracts; the regulatory environment applicable to our offtakers at the time; and macroeconomic factors present at the time, such as population, business trends and related energy demand.

If our offtakers are unwilling or unable to fulfill or renew their contractual obligations to us, or if they otherwise terminate such agreements prior to their expiration, we may not be able to recover contractual payments and commitments due to us. Since the number of counterparties that purchase wholesale bulk energy is limited, we may be unable to find a new energy purchaser on terms similar to or at least as favorable as those in our current agreements or at all. Any interruption in or termination of payments by any of our counterparties could adversely affect our ability to pay project lenders and tax equity investors, could cause a default under the applicable project debt and tax equity financing arrangements, and could trigger cross-defaults under our other financing arrangements. In such a case, the cash flows we receive could be adversely affected. In addition, our ability to finance additional projects with offtake contracts from such counterparties would be adversely affected, undermining our ability to grow our business. The loss of or a reduction in sales to any of our offtakers could have a material adverse effect on our business, financial condition and results of operations.
Risks related to the operation and management of our renewable energy projects
Operation and maintenance of renewable energy projects involve significant risks that could result in unplanned outages, reduced output, interconnection or termination issues, or other adverse consequences.
There are risks associated with the operation of our projects. These risks include, but are not limited to:
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greater or earlier than expected degradation, or in some cases failure, of solar panels, inverters, transformers, turbines, gear boxes, blades and other equipment;

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technical performance below projected levels, including the failure of solar panels, inverters, wind turbines, gear boxes, blades and other equipment to produce energy as expected, whether due to incorrect measures of performance provided by equipment suppliers, improper operation and maintenance, or other reasons;

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design or manufacturing defects or failures, including defects or failures that are not covered by warranties or insurance;

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insolvency or financial distress on the part of any of our service providers, contractors or suppliers, or a default by any such counterparty for any other reason under its warranties or other obligations to us;

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increases in the cost of Operational Projects, including costs relating to labor, equipment, unforeseen or changing site conditions, insurance, regulatory compliance, and taxes;

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loss of interconnection capacity, and the resulting inability to deliver power under our offtake contracts, due to grid or system outages or curtailments beyond our or our counterparties’ control;

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breaches by us and certain events, including force majeure events, under certain offtake contracts and other contracts that may give rise to a right of the applicable counterparty to terminate such contract;

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catastrophic events, such as fires, earthquakes, severe weather, tornadoes, ice or hail storms or other meteorological conditions, landslides, and other similar events beyond our control, which could severely damage or destroy a project, reduce its energy output, result in property damage, personal injury or loss of life, or increase the cost of insurance even if these impacts are suffered by other projects as is often seen following events like high-volume wildfire and hurricane seasons;

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storm water or other site challenges;

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the discovery of unknown impacts to protected or endangered species or habitats, migratory birds, wetlands or other jurisdictional water resources, and/or cultural resources at project sites;

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the discovery or release of hazardous or toxic substances or wastes and other regulated substances, materials or chemicals;

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errors, breaches, failures, or other forms of unauthorized conduct or malfeasance on the part of operators, contractors or other service providers;

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cyber-attacks targeted at our projects as a way of attacking the broader grid, or a failure by us or our operators or contractual counterparties to comply with cyber-security regulations aimed at protecting the grid from such attacks;

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failure to obtain or comply with permits, approvals and other regulatory authorizations and the inability to renew or replace permits or consents that expire or are terminated in a timely manner and on reasonable terms;

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the inability to operate within limitations that may be imposed by current or future governmental permits and consents;

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changes in laws, particularly those related to land use, environmental or other regulatory requirements;

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disputes with government agencies, special interest groups, or other public or private owners of land on which our projects are located, or adjacent landowners;

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changes in tax, environmental, health and safety, land use, labor, trade, or other laws, including changes in related governmental permit requirements;

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government or utility exercise of eminent domain power or similar events;

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existence of liens, encumbrances, or other imperfections in title affecting real estate interests; and

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failure to obtain or maintain insurance or failure of our insurance to fully compensate us for repairs, theft or vandalism, and other actual losses.

These and other factors could have adverse consequences on our solar energy, wind energy or energy storage projects. For example, these factors could require us to shut down or reduce the output of such projects, degrade equipment, reduce the useful life of the project, or materially increase O&M and other costs. Unanticipated capital expenditures associated with maintaining or repairing our projects would reduce profitability. Congestion, emergencies, maintenance, outages, overloads, requests by other parties for transmission service, including on our facilities, actions or omissions by other projects with which we share facilities, and certain other events, including events beyond our control, could give rise to a partial or complete curtailment of generation or transmission of energy from our projects and could lead to one or more of our customers terminating their offtake contracts with us. Any termination of a project’s interconnection or transmission arrangements or non-compliance by an interconnection provider, an owner or operator of shared facilities, or another third party with its obligations under an interconnection, shared facilities, or transmission arrangement may delay or prevent our projects from delivering energy to our offtakers. If an interconnection, shared facilities or transmission arrangement for a project is terminated, we may not be able to replace it on terms as favorable as those of the existing arrangement, or at all, or we may experience significant delays or costs in connection with such replacement. In addition, due to supply chain disruptions, replacement and spare parts for solar panels, wind turbines and other key pieces of equipment may be difficult or costly to acquire or may be unavailable.

Any of the risks described above could significantly decrease or eliminate the revenues of a project, significantly increase a project’s operating costs, cause us to default under our financing agreements, or give rise to damages or penalties owed by us to an offtaker, another contractual counterparty, a governmental authority or another third party, or cause defaults under related contracts or permits. Any of these events could have a material adverse effect on our business financial condition and results of operations.
Energy production and revenues from our solar energy and wind energy projects depend heavily on suitable meteorological and environmental conditions and our ability to accurately predict meteorological conditions.
The energy produced, and revenue and cash flows generated, by a solar energy or wind energy project depend on suitable climatic conditions, particularly solar and wind conditions, both of which are beyond our control. Our solar energy projects require strong, consistent exposure to sunlight to achieve the predicted power generation and weather, geological or other conditions at our project sites, as well as climatological phenomena not experienced directly at our sites, may prevent adequate amounts of sunlight from reaching some or all of our solar energy projects. Also, our wind energy projects will only operate within certain wind speed ranges that vary by turbine model and manufacturer, and the wind resource at any given project site may not fall within such specifications.
Furthermore, components of our solar energy systems, such as panels and inverters, and wind energy projects, such as turbines and blades, could be damaged by severe weather or natural catastrophes, the exposure of our projects to which varies greatly due to the number of diverse regions in which our projects are located, examples of which include snowstorms, ice storms, hailstorms, lightning strikes, tornadoes and derechos, fires, earthquakes, landslides, mudslides, sandstorms, drought, dust-storms, floods, hurricanes or other inclement weather. In these circumstances, the provision of O&M or other services may be adversely affected. In particular, materials may not be delivered as scheduled and labor may not be available, and we may be obligated to bear the expense of repairing the damaged solar energy and wind energy systems that we own. Such extreme weather conditions or natural catastrophes may also severely affect our operations by greatly reducing energy output from our systems, and in cases of severe damage, to zero, causing a reduction in revenue in addition to increased costs due to damages. Replacement and spare parts for key components may be costly, or otherwise difficult or unavailable to obtain. Moreover, natural disasters may adversely affect the economy, infrastructure and communities in the regions where we conduct our business and regions and countries where we source our materials.
We base our investment decisions with respect to projects on the findings of solar or wind resource studies as well as remote modelling of solar or wind resources conducted by third-party engineers, all of which are used to generate predictions as to solar or wind resource over future periods and forecast methodologies used by third-party engineers may change over time. Actual weather, resource and other climatic conditions at a project site may not conform to the findings of these studies, and our projects may not meet anticipated production or transmission levels. Climatic conditions and resource expectations will continue to change over time, and we cannot accurately predict such changes. Further, weather patterns change in scope and magnitude in ways that diverge from historic trends, making it harder to predict the average annual amount of sunlight striking each of our solar energy project locations or prevailing wind patterns and speeds at our wind energy projects. Climate change also affects the severity and frequency of weather or other natural catastrophes and the geographical regions in which they are experienced. Our inability to accurately predict availability of solar or wind resources could adversely affect our profitability and, as a result, harm our business, financial condition and results of operations.
Our projects may not perform as we expect, and the protection afforded by warranties provided by our counterparties may be limited by the ability or willingness of a counterparty to satisfy its warranty obligations or by the expiration of applicable time or liability limits.
Although we expect to benefit from various warranties, including construction, product quality and performance warranties, provided by our counterparties in connection with the construction of our projects, the purchase of equipment necessary to operate our projects, and certain other matters, our counterparties may become insolvent, cease operations or otherwise default on their warranty obligations. Even if a counterparty fulfills its obligations, many of our warranties do not cover reimbursement for lost revenue, and we cannot guarantee any warranties will be sufficient to compensate us for all of our losses. Further, there are limitations in most warranties, including limits on liability. Many warranties have exclusions rendering them inapplicable if, for example, the owner does not follow the manufacturer’s operating instructions. We may disagree with a counterparty about whether a particular product defect, performance shortfall or other similar matter is covered by a warranty, in whole or in part, as well as the manner in which any such matter should be resolved. As a result, enforcing any such warranty may be costly or impossible. Such costs may include significant out-of-pocket and internal expenses, some or all of which may not be recovered. The failure of some or all of our projects to perform according to our expectations and limitations to our warranty coverage could have a material adverse effect on our business, financial condition and results of operations.
Our projects are subject to curtailment and other production restriction risks.
Our projects may be subject to curtailment or other production restrictions under various circumstances. Under the terms of certain of our offtake contracts, our projects’ delivery of electricity is subject to curtailment or other restrictions, including by our offtakers, regional transmission organizations or ISOs, for various reasons, including for system maintenance or reliability and stability purposes, over-generation, or due to transmission limitations, emergencies, force majeure or geopolitical circumstances. For example, as a result of reduced energy needs due to COVID-19, the government of Serbia partially curtailed offtake from project Blacksmith in 2020. Additionally, under the terms of certain of our interconnection agreements, our projects may bear the risk of curtailment or other restrictions on production required by the regional transmission organization, balancing authority, transmission owner or ISO for similar reasons. As the penetration of renewable energy increases in electric transmission systems around the world, the risk of congestion leading to curtailment increases, particularly at the times of day and year when our projects are generating the most energy due to common resource availability among us and our competitors. In addition, the determination as to whether compensation for curtailments will be paid is made under contracts which may be subject to differing interpretations or may be breached by counterparties. Any curtailment or restriction could have a material adverse effect on our business, financial condition and results of operations.
Electricity prices are volatile, and decreases in demand for and the price of electricity we sell may harm our business, financial condition, results of operations and cash flows.
The amount of electricity consumed is affected primarily by overall demand for electricity, which may fluctuate in response to macroeconomic conditions, absolute and relative prices, availability of energy from various sources, energy conservation and demand-side management, as well as environmental and other governmental regulations. Decreases in the price of electricity may negatively impact our business and results of operations. The price of electricity could decrease as a result of:
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construction of new, lower-cost power generation plants, including plants utilizing renewable energy or other generation technologies;

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relief of transmission constraints that enable lower-cost and/or geographically distant generation to access transmission lines less expensively or in greater quantities;

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reductions in the price of natural gas or other fuels;

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the amount of excess generating capacity relative to load in a particular market;

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decreased electricity demand, including from energy conservation technologies and public initiatives to reduce electricity consumption;

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development of smart-grid technologies that reduce peak energy requirements;

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development of new or lower-cost customer-sited energy storage technologies that have the ability to reduce a customer’s average cost of electricity by shifting load to off-peak times;

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changes in the cost of controlling emissions of pollution, including the cost of emitting carbon dioxide and the prices for renewable energy certificates;

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the structure of the electricity market;

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weather conditions and seasonal fluctuations that impact electrical load; and

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development of new energy generation technologies which could allow our competitors and their customers to offer electricity at costs lower than those that can be achieved by us and our facilities.

We seek to minimize our exposure to electricity price volatility through the use of long-term offtake contracts. For example, in select countries such as Sweden and Spain, where we sell electricity in the open market, we seek to hedge our market exposure through a wide range of products, including but not limited to forward sales of electricity.
Our hedging activities may not adequately manage our exposure to electricity prices.
We sell or intend to sell a significant portion of the electricity we generate in Sweden and Spain on the open market at spot-market prices and other select markets in future. In order to stabilize a portion of the revenue from such sales, we enter into hedging arrangements through a wide range of product types, including but not limited to forward sales and purchases of electricity. Hedging products may consist of physical power, financial swaps and options or structured transactions. If a project does not generate the volume of electricity covered by associated hedging arrangements, we could incur significant losses if electricity prices in the market rise substantially above the fixed price provided for in the hedging arrangement. If a project generates more electricity than is contracted in the hedging arrangement, the excess production will not be hedged and the related revenues will be exposed to market price fluctuations.
We may incur significant financial losses as a result of adverse changes in the mark-to-market values of the financial swaps or if the counterparties to our hedging contracts fail to make payments when due. In addition, if we have to unwind a hedging arrangement that has become uneconomical or for any other reason, we may be unable to hedge at all, which would expose our revenues to market price fluctuations. We could also experience a reduction in cash flow if we are required to post margin in the form of cash collateral to secure our delivery or payment obligations under these hedging agreements.
General business risks
We depend on certain Operational Projects for a substantial portion of our cash flows.
We depend on certain Operational Projects, and expect to depend on certain future projects, for a substantial portion of our cash flows. For example, one of our largest Operational Projects, Blacksmith, accounted for approximately 34% and 15% of our revenue for the year ended December 31, 2021 and the nine months ended September 30, 2022, respectively. Similarly, one of our Operational Projects, Gecama, which we operate on a Merchant Model without a PPA, accounted for 0% and 15.7% of our revenue for the year ended December 31, 2021 and the nine months ended September 30, 2022, respectively. While our dependence on Blacksmith is expected to continue to decline, and our dependence on Gecema is not expected to materially increase, as new projects reach commercial operation, we may not be able to successfully complete projects under construction and/or develop projects from our development pipeline in order to further diversify our sources of cash flow and reduce our portfolio concentration. Consequently, the impairment or loss of any one or more of the projects in our operating portfolio, such as Blacksmith or Gecama, could materially and disproportionately reduce our total energy generation and cash flows and, as a result, have a material adverse effect on our business, financial condition and results of operations.
Our business strategy includes growing our portfolio of projects through acquisitions, which involves numerous risks.
Our strategy includes growing our business through acquisitions. Acquisitions involve numerous risks, including exposure to existing and future liabilities and unanticipated post-acquisition costs, difficulty in integrating the acquired projects into our business and, if the projects operate in new markets, the risks of entering markets where we have limited experience. For example, projects may be acquired from parties that have made inaccurate representations, which exposes us to existing and future liabilities.
Additionally, we risk overpaying for such projects (or not making acquisitions on an accretive basis) and failing to retain the offtake agreements or other commercial agreements in place for such projects. While we have customarily and will continue to perform due diligence on prospective acquisitions, we may not have discovered, or may not in the future discover, all potential risks, operational issues or other problems affecting such projects. Future acquisitions might not perform as expected or the returns from such acquisitions might not support the financing utilized to acquire them or maintain them. A failure to achieve the financial returns we expect when we acquire renewable energy projects and assets could have a material adverse effect on our ability to grow our business.
Finally, we may not have sufficient availability under our credit facilities or have access to project-level financing, including, in some instances, tax equity financing, on commercially reasonable terms when acquisition opportunities arise. An inability to obtain the required or desired financing could significantly limit our ability to consummate future acquisitions and effectuate our growth strategy. If financing is available, it may be available only on terms that could significantly increase our costs, impose additional or more restrictive covenants, or reduce cash flow.
Solar energy and wind energy may not remain primary sources of renewable energy.
Solar energy and wind energy have been the leading sources of clean electricity generation to date due to the low cost of electricity and the ability to access these resources in some form in many geographies. Our generation pipeline consists entirely of solar energy and wind energy Development Project, and therefore our growth is premised on solar energy and wind energy continuing to be the technology of choice for clean electricity generation. Should alternative technologies emerge that limit the demand for solar energy and wind energy technologies, our long-term growth may be adversely impacted.
There can be no guarantee that newly developed technologies that we invest in will perform as anticipated.
We may invest in and use newly developed, less proven, technologies in our Development Project or in maintaining or enhancing our existing assets. There is no guarantee that such new technologies will perform as anticipated. The failure of a new technology to perform as anticipated may materially and adversely affect the profitability of a particular Development Project.
The ongoing coronavirus pandemic or any other pandemic could adversely affect our business, financial condition and results of operations.
The COVID-19 pandemic has reached every region of the world and has resulted in widespread adverse impacts on the global economy. In response, we have modified certain business and workforce practices to conform to government restrictions and best practices encouraged by governmental and regulatory authorities. However, the quarantine of personnel or the inability to access our facilities could adversely affect our operations. Also, we have a limited number of highly skilled employees and third-party contractors operating our facilities, as well as developing and constructing assets in our development pipeline. If a large proportion of our employees or contractors in those critical positions were to contract COVID-19 at the same time, we would rely upon our business continuity plans in an effort to continue operations at our facilities and our development activities, but there is no certainty that such measures will be sufficient to mitigate the adverse impact to our operations that could result from shortages of highly skilled employees.
There is considerable uncertainty regarding how long the COVID-19 pandemic will persist and affect economic conditions, including as a result of new variants of the virus that are potentially more infectious or lethal, as well as whether governmental and other measures implemented to try to slow the spread of the virus, such as large-scale travel bans and restrictions, border closures, quarantines, shelter-in-place orders and business and government shutdowns that exist as of the date of this prospectus will be effective or whether new measures will be implemented or reinstated. Restrictions of this nature may cause us, our suppliers, construction contractors and other business counterparties to experience operational delays and delays in the delivery of materials and supplies and may cause milestones or deadlines relating to development of various projects to be missed, or delay the maintenance or repair of operating assets.
We have in the past experienced, and may continue to experience, offtake curtailments, delays in obtaining certain components and materials required for the construction of our projects and delays in the actual construction of our projects, in part as a result of the COVID-19 pandemic. As a result, we could experience reductions in our revenues in future periods, or could fail to complete our Development Project in the manner and on the timeline described in this prospectus or at all.
In addition, worsening economic conditions could result in our customers, contractors or suppliers being unable or unwilling to fulfill their contractual obligations over time, or as contracts expire, to replace them with agreements on similar terms, which would impact our future financial performance. The effects of COVID-19 or any other pandemic on the global economy could adversely affect our ability to access the capital and other financial markets, and if so, we may need to consider alternative sources of funding for some of our operations and for working capital, which may increase our cost of, as well as adversely impact our access to, capital.
Our projects depend, and will depend, on third-party service providers.
We have retained and will in the future retain third-party service providers to perform EPC, O&M and other services related to our projects. Outsourcing these functions involves the risk that third parties may not perform to our standards (including as a result of errors, breaches, failures, or other forms of unauthorized conduct or malfeasance), may not produce results in a timely manner or may fail to perform at all. Although we have not experienced any significant difficulties with our third-party service providers to date, it is possible that we could experience difficulties in the future, which could: (i) cause us to default on our contractual, financing, regulatory and other obligations; (ii) reduce our capacity to generate power from one or more projects on a temporary or permanent basis; (iii) lead to litigation or arbitration; or (iv) expose us to liquidated damages.
If a third-party service provider is terminated or resigns, or if we lose a provider through consolidation, or otherwise, it may be difficult or impossible to locate a suitable replacement. We may have limited access to alternative service providers or experience difficulty finding a replacement on a cost-efficient basis if the service providers on which we generally rely are unable to perform for any reason. Further, as the EPC and O&M service industries continue to consolidate, we may experience additional cost pressure from our service providers. We also may not be able or desire to retain third-party service providers on the same terms in the future, and, as a result, we may be forced to take on additional risk, such as cost inflation and other cost increases that would otherwise be covered by third-party providers and/or responsibilities associated with the construction and the operation and management of our projects. Any of these events could have a material adverse effect on our business, financial condition and results of operations.
Cost inflation could adversely affect our business and results of operations.
The renewable energy industry has seen long periods of declining equipment costs, which may not continue, or may reverse. Inflation or the absence of cost decreases could adversely affect us by increasing the actual or expected costs of land, raw materials and labor, and other goods and services needed to construct our projects, potentially reducing project profitability. Future increases in actual or expected costs may have an adverse impact on our business, financial condition and results of operations.
Our ability to effectively operate our business could be impaired if we fail to attract and retain key personnel.
Our ability to operate our business and implement our strategies effectively depends on the efforts of our executive officers and other key employees. Our management team has significant industry experience and would be difficult to replace. These individuals possess development, construction, operational, management, legal, engineering, financial and administrative skills that are critical to the operation of our business. With the growth of the renewable energy industry, we have seen an increase in the need for experienced personnel with applicable experiences. In addition, the market for personnel with the required industry and technical expertise to succeed in our business is highly competitive, and we may be unable to attract and retain qualified personnel to replace or succeed key employees should the need arise. In order to remain competitive in attracting and retaining such personnel, we may need to increase the compensation of our employees, including new hires, beyond our current expectations. The loss of the services of any of our key employees or the failure to attract or retain other qualified personnel could have a material adverse effect on our business, financial condition and results of operations.
We are subject to organizational and legal risks associated with our complex corporate structure and global operations.
Our corporate structure and operating model require coordination of business activities with multiple subsidiaries, joint ventures and partnerships across various jurisdictions as described elsewhere in this prospectus. Failure to properly manage such business activities could have a material adverse effect on our business.
In addition, our operations are subject to risks inherent in conducting business globally. In addition to the cross-border regulatory and legal risks described elsewhere in this prospectus, our business is subject to risks associated with management communication and integration problems resulting from cultural and geographic dispersion. Compliance with laws and regulations applicable to our global operations also substantially increases our cost of doing business in foreign jurisdictions. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business, results of operations and financial condition may suffer. We may be unable to comply with changes in government requirements and regulations, which could harm our business. In many countries, it is common for others to engage in business practices that are prohibited by our internal policies and procedures or other regulations applicable to us. Although we have implemented policies and procedures designed to ensure compliance with these laws and policies, there can be no assurance that all of our employees, contractors, partners and agents will comply with these laws and policies. Violations of laws or key control policies by our employees, contractors, partners or agents could result in delays in revenue recognition, financial reporting misstatements, investigations and enforcement actions, reputational harm, disgorgement of profits, fines, civil and criminal penalties, damages, injunctions, other collateral consequences or the prohibition of the importation or exportation of our platform and could harm our business, results of operations and financial condition.
We are not able to insure against all potential risks, and we may become subject to higher insurance premiums or may not obtain insurance at all.
We are exposed to numerous risks inherent in the operation of renewable energy projects, including equipment failure, manufacturing defects, natural disasters, pandemics, terrorist attacks, cyber-attacks, sabotage, theft, vandalism, political risks in developing markets and environmental risks. Further, with respect to any projects that are under construction or development, we are, or will be, exposed to risks inherent in the construction and development of these projects. The occurrence of any one of these events may result in us being named as a defendant in lawsuits or in regulatory actions asserting claims for substantial monetary damages and/or other forms of relief, including those associated with environmental clean-up or other remediation or compliance costs, personal injury, property damage, fines and penalties.
Some of the risks to which we are exposed may not be insurable, including some risks related to terrorism. Even if the risks are generally insurable, we may not maintain or obtain insurance of the type and amount we desire at reasonable rates or at all, and we may elect to self-insure a portion of our portfolio. The insurance coverage we do obtain may contain large deductibles or insufficient coverage or fail to cover certain risks or potential losses. We often cannot obtain full coverage at economic rates and are instead limited to probable maximum loss coverage subject to commercially reasonable limits. In addition, our insurance policies are subject to annual review by our insurers and may not be renewed on similar or favorable terms, including with respect to coverage, deductibles or premiums, or at all.
As the renewable energy industry grows, insurance providers may reassess the risks associated with solar energy and wind energy projects and we may experience higher insurance costs, including as the result of industry-wide increases in insurance premiums. Industry-wide increases in insurance premiums have recently and may in the future arise as the result of cost spreading efforts from major insurance providers following major natural disasters such as hurricanes or widespread wildfires. Finally, even if we believe that insurance should cover any particular claim, there may be litigation with insurance companies or others regarding the claim, and we may not prevail. The occurrence of any such natural disaster may result in our being named as a defendant in lawsuits asserting claims for substantial monetary damages, including those associated with environmental cleanup costs, personal injury, property damage, fines and penalties. If a significant accident or event occurs for which we are not fully insured, or if we are unable to obtain or retain a sufficient level of insurance, which could constitute a breach under our offtake contracts, we may experience a material adverse effect on our business, financial condition and results of operations.
We are subject to risks associated with litigation or administrative proceedings that could materially affect us.
We are subject to risks and costs, including potential negative publicity, associated with lawsuits, claims or administrative proceedings, including lawsuits, claims or proceedings relating to our business or the, development, construction or operation of our projects. In addition, we may become subject to legal or administrative proceedings or claims contesting the issuance of a permit or seeking to enjoin the construction or operation of our projects. The result and costs of defending any such proceedings or claims, regardless of the merits and eventual outcome, may be material. Any such proceedings or claims could also materially delay our ability to complete construction of a project in a timely manner or at all or could otherwise materially adversely affect a completed project’s operations. Further, we have little control over whether third-party claims will be brought by one or more third parties, including public and private landowners, offtakers, equipment suppliers, construction firms, labor unions, and O&M and other service providers or their employees or contractors. Defending litigation, delays caused by litigation, and the costs of settling or other unfavorable outcomes, including judgments for monetary damages, injunctions, or denial or revocation of permits, could have a material adverse effect on our business, financial condition and results of operations.
We and third parties with which we do business may be subject to cyber-attacks, disruptions and security incidents, as well as acts of terrorism or war that could have a material adverse effect on our business, financial condition and results of operations, as well as result in significant physical damage to our projects.
Our operations rely on computer systems, hardware, software infrastructure and networks (collectively, “IT Systems”) that we manage or that are managed by third parties with which we do business, such as O&M and other service providers, and on the secure processing, storage and transmission of proprietary, confidential, financial and other sensitive information. We also rely heavily on IT Systems to operate our solar energy and wind energy projects. Failures and disruptions or compromises to our or our critical third parties’ IT Systems may be caused by natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, bugs or vulnerabilities, physical or electronic break-ins, human error, intentional conduct, targeted cyberattacks, or similar events or incidents. Attacks, including those targeting IT Systems, such as electronic control systems used to operate our energy projects or the facilities of third parties on which our projects rely, could severely disrupt business operations and result in loss of service to offtakers and significant expense to repair or remediate system damage.
We process certain personal information about our employees. Although we have taken steps to protect our IT Systems and information maintained in those systems, we have experienced cyberattacks in the past and we expect attacks and security incidents to increase in the future. For example, in 2021, cybercriminals launched an attack on our IT Systems and managed to gain control over the control system in one of our small facilities in Israel. The attackers were not able to disrupt the production of electricity or cause any material damage. In 2022, several of our corporate email accounts were compromised, which resulted in a payment being made to a fraudulent third-party actor. Global threat actors and terrorists have targeted and will continue to target entities and projects like ours that operate in the energy and infrastructure sectors, including through disruptive attacks, such as those involving ransomware. We cannot guarantee the security or protection of our IT Systems, information or projects and we have little or no control over the IT Systems and facilities of third parties on which our projects rely. Additionally, energy-related facilities, such as substations and related infrastructure, are protected by limited security measures, in most cases only perimeter fencing and security cameras. Threat actors

(such as ransomware groups) are becoming increasingly sophisticated and using tools and techniques that are designed to circumvent security controls, to evade detection and to remove or obfuscate forensic evidence. Our defensive measures, including back-up systems and those of critical third parties may fail to timely or effectively anticipate, detect, prevent or allow us to recover from cyberattacks. As a result of the COVID-19 pandemic, we also face increased cybersecurity risks due to the number of our employees and our third-party providers’ who are (and may continue to be) working remotely, which creates additional opportunities for cybercriminals to launch social engineering attacks and exploit vulnerabilities in non-corporate IT environments. Our costs to adequately counter the risk of cyber-attacks and to comply with contractual and/or regulatory compliance requirements may increase significantly in the future.
If our security measures or those of critical third parties are disrupted or fail, valuable information may be lost; our development, construction, O&M and other operations may be disrupted; we may be unable to fulfill our customer obligations; and our reputation may suffer. These risks may subject us to litigation, regulatory action and fines, remedial expenses, loss of current or future customers or project opportunities and financial losses beyond the scope or limits of our insurance coverage which could, individually or in the aggregate, have a material adverse effect on our business, financial condition and results of operations. In addition, the White House, the SEC and other regulators have increased their focus on cybersecurity vulnerabilities and risk management, which may result in new rules, regulations or standards that could increase our costs of compliance, decrease revenues and have other adverse effects on our results.
Our current portfolio, as well as projects we may develop or acquire and the facilities of third parties on which our projects rely, may be targets of attacks, burglaries, terrorist acts and affected by responses to terrorist acts, each of which could fully or partially disrupt our projects’ ability to produce, transmit, transport and distribute energy. To the extent such acts constitute force majeure events under our offtake contracts or interconnection agreements, the applicable offtaker generally may reduce or cease making payments to us and may terminate such offtake contract or interconnection agreement if such force majeure event continues for a period typically ranging from six to 12 months as specified in the applicable agreement. Any such attack could result in significant reconstruction or remediation costs, or otherwise disrupt our business operations, any of which could have a material adverse effect on our business, financial condition and results of operations.
We may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events.
We may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events, such as the occurrence of disasters or security threats affecting our ability to operate. We operate in different markets and rely on our employees to follow our policies and processes as well as applicable laws in their activities. Risk of illegal acts or failed systems is managed through our infrastructure, controls, systems and people, complemented by central groups focusing on enterprise-wide management of specific operational risks such as fraud, trading, outsourcing and business disruption, as well as personnel and systems risks. Specific programs, policies, standards and methodologies have been developed to support the management of these risks. These risks can result in direct or indirect financial loss, reputational impact or regulatory censure.
We may be subject to geopolitical risks resulting from Russia’s ongoing invasion of Ukraine.
Geopolitical risks and associated military action may result in, among other things, global security issues that may adversely affect international business and economic conditions, and economic sanctions which may impact the global economy. For example, the outbreak of hostilities between Russia and Ukraine in February 2022 led to global sanctions that have impacted the international economy and given rise to potential global security issues that may adversely affect international business and economic conditions. Additional geopolitical and macroeconomic consequences of this invasion and associated sanctions cannot be predicted, and future geopolitical events, including further hostilities in Ukraine or elsewhere, could negatively impact global financial markets and our business and cause the price of our ordinary shares to decline.

Risks related to government regulation
Our projects and the industry in which we operate are highly regulated and may be adversely affected by legislative or regulatory changes or a failure to comply with energy regulations.
Our projects and the industry in which we operate are highly regulated, and the scope and nature of regulation may vary depending on jurisdiction. The sale of electric energy from our projects, either at wholesale or retail, and the transmission of electric energy therefrom, may be subject to varying levels of regulation. In addition, our processing of information about individuals is subject to a patchwork of complex and ever-evolving data privacy and security laws and frameworks. Therefore, we may need certain authorizations, exemptions or waivers prior to making any sales from our projects, transmitting electric energy from our projects, and issuing securities. We may be required to file updates and comply with certain requirements relating to, among other things, ownership, affiliation and market power, including changes thereto, to maintain such authorizations, exemptions or waivers, and failure to do so may result in our projects losing such authorization, exemptions or waivers. The loss or impairment of such authorizations, exemptions or waivers could have a material adverse effect on our business.
For example, we require certain licenses to produce and sell electricity in Israel, and may need further licenses in the future. The Israel Electricity Authority (the “EA”) determines the tariff we will receive for the electricity we generate on the date of tariff approval (as well as fees we are required to pay to the IEC, for system operation services provided to us), requiring that we sign a purchase agreement with the IEC to purchase the electricity we produce as a condition for our receipt of a license. We are required to operate exclusively in accordance with the license terms, and are not entitled to withdraw from the PPAs, or to cancel the licenses, without the EA’s approval. Any change in license terms requires the approval of the EA or other regulators. In the event of breach of the terms of our license agreements, we could be subject to a variety of sanctions, including revocation or suspension of the license or loss of the guarantee provided by the license.
Our projects and certain upstream owners may be subject to books and records requirements and accounting and recordkeeping requirements. Our projects may also be subject to certain reliability standards, administrative compliance obligations, reporting requirements and burdens. We and our projects could be exposed to criminal and civil penalties, sanctions, disgorgement of projects and substantial monetary penalties for failure to comply with any such regulatory requirements.
A failure by us, our subsidiaries or projects to comply with applicable energy laws, regulations and rules could have a material adverse effect on our business, including any existing or future financing arrangements. In addition, changes in law, policy, regulation or rule could adversely affect the rates, terms and conditions of services from our projects and, therefore, our revenues.
Government interventions in response to current high energy prices may negatively impact revenues or increase our tax burden.
At both the European Union and member country levels, European countries have responded to the increased energy prices experienced in the last year by bringing forward a number of measures including the imposition of caps on energy prices, changes to price formulations and the proposal of windfall taxes on energy companies, including companies that generate renewable energy. These measures are aimed at protecting customers from increased prices and, with relevance to our business, by reducing and/or taxing revenue from energy generation. The scope of these measures is currently evolving but, of those already announced, we anticipate that revenues from our Operational Projects in Croatia, Hungary, Ireland, Spain and Sweden may be negatively affected by the European Union’s electricity price cap. It is possible that these measures may intensify in the future such that they materially affect our performance. It is also possible that other countries in which we operate will adopt analogous measures.
Government regulations in the United States, Europe and globally, that currently provide incentives and subsidies for renewable energy, particularly the current production and investment tax credits, could change at any time.
Our strategy to grow our business partly depends on current government policies in the United States, Europe and globally that promote and support renewable energy and enhance the economic viability of developing, investing in, constructing, owning and operating renewable energy projects. In the United States, renewable energy projects currently benefit from various federal, state and local governmental incentives, such as ITCs, PTCs and Renewable Portfolio Standards (“RPS”) programs, accelerated tax depreciation, and other incentives provided for under the Inflation Reduction Act. In the European Union, the Renewable Energy Directive provides an economy-wide target for renewable energy use that is sought to be achieved, with individual member states of the European Union (“Member States”) introducing domestic legislation including incentives to encourage higher uptake. Other jurisdictions may also implement policies to incentivize renewable energy projects.
These policies have had a significant positive effect on the development of renewable energy projects in the United States, in other relevant jurisdictions and on the renewable energy industry more generally. These incentives make the development of renewable energy projects more competitive by providing tax credits and accelerated depreciation for a significant portion of the development costs, decreasing the costs associated with developing such projects, and creating demand for renewable energy assets through such programs.
Governmental incentives that promote the development of renewable energy projects could change at any time, and any loss or reduction in any or all of these renewable energy incentives and subsidies may reduce our willingness to pursue or develop certain renewable energy projects due to higher development costs or less attractive financing opportunities. Notably, the European Union is in the process of revising the Renewable Energy Directive, with a new position to be adopted by the end of 2022. The specific nature of any new targets and/or proposal adopted in the revision to the Renewable Energy Directive may have a material impact on the economic attractiveness of our projects to investors. In addition, a high level of governmental involvement in this sector, including with respect to promotion domestic renewable energy production, can mean that this sector is the subject of trade disputes and resulting import/export restrictions, including tariffs.
Additionally, some jurisdictions in the United States with RPS targets and a number of European Union Member States with national targets for renewable energy use pursuant to the Renewable Energy Directive, have met, or in the near future will meet, their renewable energy targets. If these jurisdictions do not increase their targets in the near future, demand for additional renewable energy could decrease. To the extent other jurisdictions do not adopt targets (including RPS targets), programs, or goals, demand for renewable energy could decrease in the future. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and ability to grow our business.
We may be negatively affected by tariffs or trade relations between the United States, China, the European Union, Israel and other countries.
We may be negatively affected by tariffs or adverse developments in trade relations between the United States, China, the European Union, Israel and other countries, including any actions that may be taken by other countries in retaliation. Tariffs, the adoption and expansion of trade restrictions, the occurrence or exacerbation of a trade war, or other governmental action related to tariffs, trade agreements or related policies could adversely affect our supply chain, access to equipment, costs and ability to economically serve certain markets. For example, the Section 201 tariffs introduced by the United States in January 2018 (which do not apply to bifacial panels) significantly increased the cost of importing components from China to construct projects in the United States. In February 2022, the Section 201 tariffs were extended for an additional four years. We have no control over the trade policies of the United States or other countries and we may be negatively affected by additional restrictive economic measures, such as tariffs or other changes to U.S. trade policies. Additional tariffs and extensions of existing tariffs are currently being considered by the U.S. government. This includes the potential for future additional tariffs following an announcement by the U.S. Department of Commerce in March 2022 that it will conduct circumvention inquiries with respect to solar cells and modules imported from Malaysia, Thailand, Vietnam and Cambodia. Any further cost increases or decreases in availability caused by trade policies could slow our growth and cause our financial results and performance metrics to suffer.
Our cross-border operations expose us to risks from sanctions and export control laws.
Our business must be conducted in compliance with applicable economic and trade sanctions laws and regulations, such as those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control,

the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, the European Union, Her Majesty’s Treasury of the United Kingdom or other relevant sanctions authorities. Our global operations expose us to the risk of violating, or being accused of violating, economic and trade sanctions laws and regulations. Our failure to comply with these laws and regulations may expose us to reputational harm as well as significant penalties, including criminal fines, imprisonment, civil fines, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. Despite our compliance efforts and activities we cannot assure compliance by our employees or representatives for which we may be held responsible, and any such violation could materially adversely affect our reputation, business, financial condition and results of operations.
Our cross-border operations require us to comply with anti-bribery and anti-corruption laws.
Our international business requires us to comply with anti-corruption, anti-bribery and other similar laws, including but not limited to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.K. Bribery Act 2010, Chapter 9 (sub-chapter 5) of the Israeli Penal Law, 1977, and other anti-corruption and anti-bribery laws in countries in which we (or third parties acting on our behalf) conduct activities. These laws generally prohibit companies and their officers, directors, employees, agents and anyone else acting on their behalf, from offering, promising, authorizing or providing anything of value to government officials for the purposes of influencing official decisions or otherwise securing an improper advantage to obtain or retain business. The FCPA also requires U.S. issuers to make and keep books, records and accounts that accurately and fairly reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. The U.K. Bribery Act 2010 also prohibits “commercial” bribery not involving government officials, the receipt of bribes, and requires companies to implement adequate procedures to prevent bribery.
We currently have interactions with government entities around the world which expose us to potential risks under anti-corruption and anti-bribery laws. As we increase our international sales and business, our risks under these laws may increase. In addition, we may participate in relationships with third parties whose conduct could potentially subject us to liability under the FCPA other anti-corruption laws even if we do not explicitly authorize or have actual knowledge of such activities. Violations of these legal requirements are punishable by criminal fines and imprisonment, civil penalties, disgorgement of profits, injunctions, debarment from government contracts as well as other remedial measures, and may also result in collateral litigation. We have established policies and procedures designed to assist us and personnel acting on our behalf in complying with applicable anti-bribery and anti-corruption laws and regulations; however, these policies and procedures may not prevent violation of these legal requirements, inadvertent or otherwise.
We may fail to comply with the conditions in, or may not be able to maintain, our governmental permits.
Our Operational Projects and projects under construction are required to comply with numerous statutory and regulatory standards and to maintain numerous licenses, permits and governmental approvals required for operation. Some of the licenses, permits and governmental approvals that have been issued to our operations (or may be issued in the future will) contain conditions and restrictions, or may have limited terms. If we fail to satisfy the conditions or comply with the restrictions imposed by our licenses, permits and governmental approvals, or the restrictions imposed by any statutory or regulatory requirements, we may become subject to regulatory enforcement action and the operation of the assets could be adversely affected or be subject to significant fines, penalties or additional costs or revocation of regulatory approvals, permits or licenses. In addition, we may not be able to renew, maintain or obtain all necessary licenses, permits and governmental approvals required for the continued operation or further development of our projects, as a result of which the operation or development of our assets may be limited or suspended. Our failure to renew, maintain, obtain or comply with the conditions of all necessary licenses, permits or governmental approvals may have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.
Our business is subject to liabilities and operating restrictions arising from environmental, health and safety laws, regulations, and permits.
Our projects are subject to various environmental, health and safety laws (“EHS”), regulations, guidelines, policies, directives, permits, and other requirements governing or relating to, among other things:

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the protection of wildlife, including migratory birds, bats, and threatened and endangered species, such as desert tortoises, or protected species such as eagles, and other protected plants or animals whose presence or movements often cannot be anticipated or controlled;

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water use, and discharges of silt-containing or otherwise polluted waters into nearby wetlands or navigable waters;

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hazardous or toxic substances or wastes and other regulated substances, materials or chemicals, including those existing on a project site prior to our use of the site or the releases thereof into the environment;

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land use, zoning, building, and transportation laws and requirements, which may mandate conformance with sound levels, radar and communications interference, hazards to aviation or navigation, or other potential nuisances such as the flickering effect, known as shadow flicker, caused when rotating wind turbine blades periodically cast shadows through openings such as the windows of neighboring properties;

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the presence or discovery of archaeological, historical, religious, or cultural artifacts at or near our projects;

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the protection of workers’ health and safety; and

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the proper decommissioning of the site at the end of its useful life.

If our projects do not comply with such laws, regulations, requirements or permits, each of which may vary across the jurisdictions in which we operate projects, we may be required to pay penalties or fines, curtail or cease operations of the affected projects, make costly modifications to such projects or seek new or amended permits for our projects. Violations of environmental and other laws, regulations, and permit requirements, including certain violations of laws protecting wetlands, migratory birds, and threatened or endangered species, may also result in criminal sanctions or injunctions. The global EHS regulatory environment continues to change, and significant changes in the legislative or regulatory EHS environment in jurisdictions in which we operate may have a material impact on our business.
Our projects also carry inherent EHS risks, including the potential for related civil litigation, regulatory compliance, remediation orders, fines, and other penalties. For instance, equipment or machinery at our projects could malfunction or experience other unplanned events that cause spills that exceed permitted levels, resulting in personal injury, fines, or property damage. EHS laws and regulations have generally become more stringent over time, and we expect this trend to continue. We may need to incur significant capital and operating costs to keep our projects in compliance with EHS laws and regulations. If it is not economical to make those expenditures, or if we violate any of these laws and regulations, it may be necessary to retire or suspend operations at our facilities or restrict or modify our operations to obtain or maintain compliance, either of which could have a material adverse effect on our business, financial condition and results of operations.
Additionally, we may be held liable for related investigatory and clean-up costs for any property where there has been a release or potential release of a hazardous substance, regardless of whether we knew of or caused the release or potential release, even in the absence of negligence. We could also be liable for other costs, including fines, personal injury, property damage or damage to natural resources. In addition, some environmental laws place a lien on a contaminated site in favor of the government as security for damages and costs it may incur relating to contamination and clean-up. Contained or uncontained hazardous substances on, under, or near our projects, regardless of whether we own or lease the property, or the inability to remove or otherwise remediate such substances may restrict or eliminate our ability to operate our projects.
Our projects are designed specifically for the landscape of each project site and cover a large area. Despite the fact that we conduct studies of project sites prior to construction, problems may arise, such as the discovery of archaeological, historical or cultural artifacts, threatened or endangered species or their habitat, or hazardous materials at our project sites. Such discoveries could result in the restriction or elimination of our ability to operate our business at a particular project site or, if during construction, could result in delays or termination of construction. Landscape-scale projects and operations may also cause effects to certain landscape views, trails or traditional cultural activities. Such effects may trigger claims from members of local communities alleging that our projects are infringing upon their legal rights or other claims, which could result in the in the restriction or elimination of our ability to operate our business at any project site.
Violations of environmental and other laws, regulations and permit requirements, the discovery of archaeological, historical or cultural artifacts, threatened or endangered species or their habitat, or hazardous materials at our project sites, or adverse effects on public or private lands could also result in negative publicity for us, which could, in turn, limit our ability to develop our solar energy and wind energy projects and acquire interests in additional renewable energy projects on favorable terms or at all.
Risks related to our financing activities
We are exposed to interest rate risk.
Our activities are, and are expected to continue to be, financed through project debt, bonds and credit facilities and, as such, we are exposed to risk resulting from changes in the base interest rate of loans in the various markets in which we operate. While the existing debt of our subsidiaries largely accrues interest at fixed rates, some of our subsidiaries’ debt accrues interest at variable rates. We expect that our subsidiaries will continue to incur debt that accrues interest at both fixed and variable rates in connection with the financing of future projects. Moreover, as a result of widespread inflation in the global economy, certain governmental authorities responsible for administering monetary policy have recently increased, and are likely to continue to increase, applicable central bank interest rates, which could increase the costs required to obtain debt financing in the future or refinance current indebtedness. We manage our interest rate exposure by monitoring current interest rates, entering into interest rate swap contracts and continuing to use a combination of fixed-rate and variable-rate debt. Interest rate swaps are used to mitigate or adjust interest rate exposure when appropriate based upon market conditions or when required by financing agreements. As of September 30, 2022, we had approximately $108.8 million of consolidated variable-rate debt outstanding net of deferred financing costs and $1.7 billion of fixed-rate debt outstanding. Variable rate debt largely included draws on a short-term construction loan for project Apex and draws on a short-term VAT facility for project Björnberget. Assuming no change in the variable-rate debt amount outstanding, the impact on interest expense of a 1% increase or decrease in the average interest rate would be approximately $305,000 per year.
Our subsidiaries’ substantial amount of indebtedness may adversely affect our ability to operate our business, and our failure to comply with the terms of our indebtedness could have a material adverse effect on our financial condition.
As of September 30, 2022 our consolidated indebtedness, net of deferred financing costs, was approximately $1.8 billion. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our subsidiaries’ substantial indebtedness could have consequences on our business operations. For example,
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if our subsidiaries are unable to fulfill payment or other obligations or comply with their covenants under the agreements governing our indebtedness, such subsidiaries could default under such agreements or be rendered insolvent, or lenders may exercise rights and remedies under the terms of such agreements, such as foreclosure on us, our subsidiaries, or our and their projects or other assets, which could materially adversely affect our business, financial condition and results of operations;

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our subsidiaries’ substantial indebtedness could limit our ability to fund operations of future acquisitions and our financial flexibility, which could reduce our ability to plan for and react to unexpected opportunities and contingencies;

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our subsidiaries’ substantial debt service obligations and maturities make us vulnerable to adverse changes in general economic, industry and competitive conditions, credit markets, capital markets, and government regulation that could place us at a disadvantage compared to competitors with less debt or more capital resources;

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the financing arrangements of certain of our subsidiaries are subject to cross-collateralization or other similar credit support arrangements that could heighten the risks associated with defaults under our and their debt obligations, increase the potential that adverse events relating to individual projects could materially affect our financing arrangements on a broader scale, or limit our ability to freely sell or finance some or all of our projects; and

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our subsidiaries’ substantial indebtedness could limit our ability to obtain financing for working capital, including collateral postings, capital expenditures, debt service requirements, acquisitions, and general corporate or other purposes.

If our subsidiaries do not comply with their obligations under their debt instruments, they may be subject to acceleration of the obligations thereunder, requiring them to refinance all or a part of the indebtedness under such instruments, which may force us to accept then-prevailing market terms that may be less favorable and could reduce our cash flow. If, for any reason, our subsidiaries are unable to refinance such indebtedness of our projects, those projects may be in default of their existing obligations, which may result in a foreclosure on the collateral and loss of the applicable projects. In addition, if for any reason our subsidiaries are unable to refinance the existing indebtedness of our projects with new debt, we may issue additional ordinary shares or other equity interests in us or any of our subsidiaries, which may dilute our the then-existing holders of ordinary shares in our net assets, or we may be required to guarantee the obligations of our subsidiaries, which could subject us to increased credit risk. Any such events could have a material adverse effect on our business, financial condition and results of operations.
In addition, increases in interest rates and changes in debt covenants may reduce the amounts that we can borrow, reduce our cash flows and increase the equity investment we may be required to make in any projects we may develop or acquire. If our subsidiaries are not able to generate sufficient operating cash flows to repay their outstanding indebtedness or otherwise are unable to comply with the terms of their indebtedness, we could be required to reduce capital expenditures and operating expenditures, reduce the scope of our projects, sell some or all of our projects, or delay construction of projects we may develop or acquire, all of which could have a material adverse effect on our business, financial condition and results of operations.
We or our subsidiaries may not be able to obtain project financing on attractive terms, or at all, which may adversely affect our ability to fund the development and construction of our projects. We expect to be dependent on tax equity financing arrangements in the United States, which may not be available in the future.
We rely heavily on third-party project finance, including tax equity arrangements for our U.S. projects, to finance our business and the development and construction costs of our projects and other capital expenditures. The terms of our financing arrangements and the amount of financing available to us is dependent on a variety of factors, including general market conditions and assumptions with respect to the value of our projects and anticipated future cash flows. If we are unable to raise additional funds when needed, we may be required to delay or abandon development and construction of projects, reduce the scope of projects or sell some of our projects, or default on our existing contractual commitments. We also may be unable to refinance existing arrangements at their contractual maturity, which may cause us to default on such obligations and be subject to foreclosure by the project’s lenders. We may not be successful in locating suitable financing transactions in the time period required or at all, or on terms we find attractive, and we may not obtain the capital we require by other means, all of which could have a material adverse effect on our business, financial condition, and results of operations.
Our U.S. projects will often rely on third-party tax equity funding to capitalize on available tax incentives because we do not have sufficient tax capacity to make use of all such credits, and the market for those tax equity investors is particularly restricted to a small number of investors. We intend to develop or acquire projects in the future that utilize tax equity financing to monetize tax benefits available to certain renewable energy assets. However, no assurance can be given that tax equity investors will be available or willing to provide financing on acceptable terms at the time of any such development or acquisition or that the tax incentives and benefits that are needed to make tax equity financing available will remain in place. For example, the tax equity financing market was constrained during 2020 as a result of COVID-19 because tax equity investors were unable to estimate their estimated tax capacity due to volatility in the economy, and the market is just beginning to return to pre-COVID-19 capacity. Furthermore, as the renewable energy industry expands, the cost of tax equity financing may increase and there may not be sufficient tax equity financing available to meet the total demand in any year. Our business strategy depends on the availability of tax equity financing to develop and acquire additional assets. Therefore, our inability to enter into tax equity financing agreements with attractive pricing terms, or at all, could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Further, there is a limited number of potential tax equity investors. Such investors have limited appetite for tax equity financing and renewable energy developers, operators and investors compete against one another and with others for their capital.
We may be unable to secure refinancing of indebtedness on favorable terms or at all upon the maturity thereof and may be required to incur significant costs to novate existing swap arrangements in connection with a refinancing.
The outstanding project-level indebtedness for all of our projects is scheduled to mature prior to the anticipated end of such projects’ useful life and the full amortization of such loans. In addition, we have substantial other indebtedness, which is scheduled to mature in the next several years. Upon the maturity of such indebtedness, our ability to obtain refinancing on attractive terms is contingent on a number of factors, including changes to the prevailing market terms on which indebtedness is generally available, changes to the industry in which we operate, local market conditions in the jurisdictions in which our projects are located, the continued operating performance of our assets, future electricity market prices, the level of future interest rates, lenders’ appetite for investments in renewable energy and infrastructure assets, and assessment of our credit risk at the time. It may not be possible to secure refinancing on terms that we think are attractive or at all. Adverse terms may negatively affect our ability to operate our projects or may require us to use a significant portion of the project’s cash flow to make payments related to the debt financing. Further, the process of identifying new financing sources and agreeing on all relevant business and legal terms could be lengthy and could require us to slow the rate of the growth of our business until such new financing arrangements were in place. In connection with any refinancing, we could also be required to incur potentially significant costs associated with the novation or cash settlement of any outstanding swaps or other financial derivatives executed in connection with indebtedness being refinanced. Our failure to secure refinancing of indebtedness or inability to do so on terms that we think are commercially acceptable, and the costs associated with novating or settling any related derivatives in connection with any such refinancing, could materially adversely affect our business, results of operations and financial conditions. We have historically used cash from refinancing to help fund our business and we may be adversely affected if we are unable to have continued access to this source of funding of our business.
We are exposed to risks inherent in our use of financial derivative arrangements, including interest rate swaps.
Most of our subsidiaries’ indebtedness accrues interest at variable rates, and such subsidiaries are parties to interest rate swaps that attempt to reduce the impact of interest rate volatility on such subsidiaries’ related payment obligations. In the vast majority of cases, our project lenders require us to enter into swaps to provide an economic hedge for our variable rate debt. The use of interest rate swaps, however, does not eliminate the possibility of fluctuations in the value of the position or prevent losses if the value of the position declines. Such transactions may also limit the opportunity for gain if the value of a position increases. In addition, to the extent that actively quoted market prices and pricing information from external sources are not available, the valuation of these contracts will involve judgment or the use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of these contracts. We are also exposed to the risk of default by a swap counterparty, which may become a particularly pronounced risk in the case of a large-scale financial crisis.
If our interest rate swaps or any other financial derivative arrangements that we may enter into in the future perform in a manner that we do not anticipate, it could materially adversely affect our business, financial condition and results of operations.

We guarantee certain of the obligations of our projects and other subsidiaries, and a requirement to make a payment under such guarantee may have a material adverse effect on our financial condition or liquidity.
Our subsidiaries incur various types of debt and other obligations. Project non-recourse debt or obligations are repayable solely from the applicable project’s or entity’s future revenues and, in some cases, are secured by the project’s or entity’s physical assets, major contracts, cash accounts and our ownership interests in other entities. While we seek to secure project non-recourse debt for our projects, in certain cases we are unable to do so or unable to do so on favorable terms, and thus may be liable for some or all of our subsidiaries’ obligations on a recourse basis. To satisfy these obligations, we may be required to use amounts distributed by our other subsidiaries, as well as other sources of available cash, reducing the cash available to execute our business plan. In addition, if our subsidiaries default on their obligations under non-recourse financing or other agreements, we may decide to make payments to prevent the creditors of these subsidiaries from foreclosing on the relevant collateral (which foreclosure would result in a loss of our ownership interest in the subsidiary or in some or all of its assets). Such payments or losses could have a material adverse effect on our business, financial condition and results of operations.
The use of tax equity arrangements to finance projects will limit certain management rights and operational flexibility with respect to those projects, as well as our rights to cash flows, tax credits and depreciation deductions generated by those projects.
We expect that all of our U.S. projects will have tax equity financing arrangements in place. Under many of these arrangements, a tax equity investor acquires an equity interest in the company that directly or indirectly owns the project, which entitles the tax equity investor to a significant percentage of the tax credits and depreciation deductions generated by the project, as well as a percentage of the project’s cash flows (which may be significant in certain transactions), until a certain point in time. If a project underperforms, it could delay such point in time and, as a consequence, a tax equity investor may become entitled to receive a greater percentage or, in some cases, all of the project’s cash flows until such point in time. The tax equity investor also has the right to approve most major management decisions with respect to the applicable project. These approval rights include decisions regarding material capital expenditures, replacement of major contracts, bankruptcy and the sale of the applicable project. To the extent we want to incur project-level debt at a project in which we co-invest with a tax equity investor, we may be required to obtain the tax equity investor’s consent prior to such incurrence. In addition, the amount of debt that could be incurred by an entity in which we have a tax equity co-investor may be further constrained because even if the tax equity investor consents to the incurrence of the debt at the entity or project level, the tax equity investor may not agree to pledge its interest in the project, which could reduce the amount that can be borrowed by the entity. As a result, compliance with our obligations to our tax equity investors may prevent us from making certain business decisions.
Indemnification claims by a tax equity investor, project lender or other counterparty may reduce our right to cash flows generated by a project and could result in a cross-default under project-level debt financing.
Certain of our project subsidiaries may make representations, warranties and covenants to tax equity investors, project lenders or other counterparties with respect to, among other things, a project’s initial and continued eligibility for tax credits, the tax basis of those assets and accelerated tax depreciation, and fulfillment of obligations under construction contracts, purchase and sale agreements, tax equity financing documents, and certain other project and finance agreements. The potential exposure of our project subsidiaries under such representations, warranties or covenants is significant, and in certain cases, we or our subsidiaries provide guarantees or undertakings with respect to such obligations that could result in substantial liabilities that are recourse to us or our subsidiaries and not limited to the specific project. If any representation, warranty or covenant is untrue or breached, we or our subsidiary may be required to indemnify the tax equity investors and the project subsidiary may be required to pay all of the project’s operating cash flow to the tax equity investors until such indemnity obligation is satisfied. Any such indemnity obligation or cash sweep by us or our project subsidiary could result in a cross-default under the terms of the project’s senior debt or impose material liabilities on us or our other subsidiaries, and correspondingly have a material adverse effect on our business, financial condition and results of operations.

We do not wholly own certain of our projects. If we are unable to find suitable partners or investors, or experience disagreements with our existing partners or investors, our business plans, including our ability to recycle capital in our business, and results of operations, could be adversely affected.
Many projects in our portfolio are owned through certain joint ventures or with other partners. In particular, we have sold minority interests in several of our projects to major Israeli institutional bodies. Our strategy going forward is to occasionally sell minority interests (up to 49.9%) in our projects near the completion of construction. In some cases, all or a portion of our projects are owned by an investment fund we manage, and in some cases our management decisions are subject to investor consent rights. Our co-owners and fund investors may have interests that are different from ours which may result in conflicting views as to the conduct and management of the projects. Although we currently control these and expect to control future projects, we may not be able to favorably resolve disagreements with our partners or investors arising from a particular issue to come before the project, or as to the operation or management of the project, and such disagreements could hinder the operations of such project, or require additional management resources and attention. Any disagreements with our partners or investors could adversely affect our business plans, including our ability to recycle capital in our business, and results of operations.
We may not be able to fund our business through sales of existing assets or equity in our existing projects, which could adversely affect our liquidity to fund future growth.
We may seek to fund future acquisitions and the development and construction of new projects by selling assets or equity interests in our projects. Our ability to sell such assets or interests, and the prices we receive upon a sale, may be affected by many factors, and we may be unable to execute our strategy. In particular, these factors could arise from weakness in or the lack of demand, changes in the financial condition or prospects of prospective purchasers and the availability of financing to potential purchasers on reasonable terms, the number of prospective purchasers, the number of competing properties on the market, unfavorable local, national or international economic conditions, including as a result of the COVID-19 pandemic, industry trends, and changes in laws, regulations or fiscal policies of jurisdictions in which the asset is located. We may not be able to sell such assets or interests, the terms of any such sales may not meet our expectations, and we may incur losses in connection with those sales, which could result in less liquidity to fund future growth. Failure to complete such sales may cause us to seek liquidity from alternative sources, such as raising additional debt or equity and diluting existing shareholders, which may be less favorable to our shareholders and could have a material adverse impact on our business, financial condition and results of operations.
Risks related to our financial condition
Our corporate structure and intercompany arrangements are subject to the tax laws of various jurisdictions, and we could be obligated to pay additional taxes.
We are an Israeli company and therefore subject to Israeli corporate income tax. Based on our current corporate structure and operations, we are also subject to taxation in several other jurisdictions around the world. Tax laws in Israel and these other jurisdictions are increasingly complex, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents. The authorities in these jurisdictions could review our tax returns or require us to file tax returns in jurisdictions in which we are not currently filing, and could impose additional tax, interest and penalties. These authorities could also claim that various withholding requirements apply to us or our subsidiaries, assert that benefits of tax treaties are not available to us or our subsidiaries, or challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing. The relevant taxing authorities may determine that the reported tax treatment does not reflect the manner in which we operate our business. If such a disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest and penalties. Such authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries. Any increase in the amount of taxes we pay or that are imposed on us could increase our worldwide effective tax rate and adversely affect our business, financial condition and results of operations.
As a result of plans to expand our business operations, including to jurisdictions in which tax laws may not be favorable, our tax obligations may change or fluctuate, become significantly more complex or become subject to greater risk of examination by taxing authorities.
We operate currently in several jurisdictions in addition to Israel. In the event that our business expands to additional jurisdictions, our effective tax rates may fluctuate widely in the future. Future effective tax rates could be affected by operating losses in jurisdictions where no tax benefit can be recorded under IFRS, changes in deferred tax assets and liabilities, or changes in tax laws. Factors that could materially affect our future effective tax rates include, but are not limited to: (a) changes in tax laws or the regulatory environment, (b) changes in accounting and tax standards or practices, (c) changes in the composition of operating income by tax jurisdiction and (d) pre-tax operating results of our business.
Outcomes from audits or examinations by taxing authorities could have an adverse effect on our after-tax profitability and financial condition. Additionally, the Israel Tax Authority (the “ITA”) and several foreign tax authorities have increasingly focused attention on intercompany transfer pricing with respect to sales of products and services and the use of intangibles. Tax authorities could disagree with our intercompany charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. If we do not prevail in any such disagreements, our profitability may be affected.
Our after-tax profitability and financial results may also be adversely affected by changes in relevant tax laws and tax rates, treaties, regulations, administrative practices and principles, judicial decisions and interpretations thereof, in each case, possibly with retroactive effect.
Our access to cash may be reduced as a result of restrictions on our subsidiaries’ cash distributions to us under the terms of their indebtedness.
We require cash to serve our long term debt and for our ongoing operations, and the ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness.
The agreements governing our subsidiaries’ project-level debt contain financial tests and covenants that our subsidiaries must satisfy prior to making distributions and restrict our subsidiaries from making more than one distribution per quarter or per six-month period. If any of our subsidiaries is unable to satisfy any of these tests or covenants or is otherwise in default under such agreements, it would be prohibited from making distributions that could, in turn, limit our available cash. Also, upon the occurrence of certain events, including our subsidiaries’ inability to satisfy distribution conditions for an extended period of time, our subsidiaries’ revenues may be swept into one or more accounts for the benefit of the lenders under the subsidiaries’ debt agreements and the subsidiaries may be required to prepay indebtedness. Restrictions preventing our subsidiaries’ cash distributions could have a material adverse effect on our business, financial condition and results of operations.
Currency exchange rate fluctuations may affect our operations.
We are exposed to currency exchange rate fluctuations. For example, 51% of our revenue for the year ended December 31, 2021 was denominated in EUR and approximately 22% was denominated in NIS. Moreover, the cash on our balance sheet as of September 30, 2022 is largely held in NIS, while our future investments in projects will largely be denominated in EUR and USD. We expect revenue from the European and Israeli markets to continue to represent a meaningful portion of our revenue, though we also expect revenue denominated in U.S. dollars from projects located in the United States to increase in the coming years. Given that a significant portion of our expenses are denominated in NIS while our revenue is denominated in multiple currencies, we are exposed to the risks inherent in currency exchange rate fluctuations.
To the extent that we engage in hedging activities to reduce our currency exchange rate exposure, we may be prevented from realizing the full benefits of exchange rate increases above the level of the hedges. However, because we are not fully hedged, we will continue to have exposure on the unhedged portion of the currency we exchange. Additionally, our hedging activities may not be as effective as we anticipate at reducing the volatility of our future cash flows. Our hedging activities can result in substantial losses if hedging arrangements are imperfect or ineffective or our hedging policies and procedures are not followed properly or do not work as intended. Further, hedging contracts are subject to the credit risk that the other party may prove unable or unwilling to perform its obligations under the contracts, particularly during periods of weak and volatile economic conditions. Certain of the financial instruments we use to hedge our exchange rate exposure must be accounted for on a mark-to-market basis. In addition, foreign currency translation risk arises upon the translation of the financial statements of our subsidiaries whose functional currency is the NIS, EUR or other foreign currency into U.S. dollars for the purpose of preparing our combined financial statements included elsewhere in this prospectus. The assets and liabilities of our non-U.S. subsidiaries are translated at the closing rate at the date of reporting and income statement items are translated at the average rate for the period. These currency translation differences may have significant negative impacts. Foreign currency transaction risk also arises when we or our subsidiaries enter into transactions where the settlement occurs in a currency other than ours or our subsidiaries’ functional currency. Exchange differences arising from the settlement or translation of monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized as profit or loss in the period in which they arise, which could materially impact our net income. Any measures that we may implement to reduce the effect of currency exchange rate fluctuations and other risks of our multinational operations may not be effective or may be overly expensive. Any exposure to adverse currency exchange rate fluctuations could materially and adversely affect our financial condition, results of operations and cash flows.
We are subject to operating and financial restrictions through covenants in our loan, debt and security agreements.
We and our subsidiaries are or will in the future be subject to operating and financial restrictions through covenants in our loan, debt and security agreements. These restrictions may prohibit or limit our ability to, among other things, incur additional debt, provide guarantees for indebtedness, create liens, dispose of assets, liquidate, dissolve, amalgamate, consolidate or effect corporate or capital reorganizations, issue equity interests, enter into material or affiliate contracts and create subsidiaries. Financial covenants in our bonds and in our corporate credit facilities limit our overall indebtedness to a percentage of total capitalization and require us to maintain certain other financial ratios which may limit our ability to obtain additional financing, withstand downturns in our business and take advantage of business and development opportunities. If we breach our covenants, our credit facilities may be terminated or come due, and such event may cause our credit rating to deteriorate and subject us to higher interest and financing costs. We may also be required to seek additional debt financing on terms that include more restrictive covenants, require repayment on an accelerated schedule or impose other obligations that limit our ability to grow our business, acquire needed assets or take other actions that we might otherwise consider appropriate or desirable.
Risks related to this offering and ownership of our ordinary shares
An active, liquid trading market for our ordinary shares may not develop in the United States.
Prior to this offering, there has been no public market for our ordinary shares in the United States, though our ordinary shares are publicly traded on the TASE. Although we expect to list our ordinary shares on           , we cannot guarantee an active public market for our ordinary shares will develop or be sustained after this offering. If an active and liquid trading market does not develop in the United States, you may have difficulty selling or may not be able to sell any of the ordinary shares that you purchase.
Our share price may decline or may be volatile regardless of our operating performance, and you may not be able to resell your ordinary shares at or above the initial public offering price.
The market price of our ordinary shares could be subject to significant fluctuations. The price of our ordinary shares may change in response to our results of operations in future periods and also may change in response to other factors, including factors specific to companies in our industry. As a result, our share price may experience significant volatility that is not necessarily reflective the value of our expected performance. Among other factors that could affect our share price are:
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changes in laws or regulations applicable to our industry or offerings;

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speculation about our business in the press or investment community;

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investor interests in environmental, social and governance-focused companies;

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price and volume fluctuations in the overall stock market;

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volatility in the market price and trading volume of companies in our industry or companies that investors consider comparable;

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sales of our ordinary shares by us or our principal shareholders, officers and directors;

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the expiration of contractual lock-up agreements;

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the development and sustainability of an active trading market for our ordinary shares;

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success of competitive products or services;

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the public’s response to press releases or other public announcements by us or others, including our filings with the SEC, announcements relating to litigation or significant changes in our key personnel;

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the effectiveness of our internal controls over financial reporting;

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changes in our capital structure, such as future issuances of debt or equity securities;

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our entry into new markets;

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tax developments in the United States or other countries;

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strategic actions by us or our competitors, such as acquisitions or restructurings; and

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changes in accounting principles.

Further, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. The stock prices of many energy-related companies have experienced wide fluctuations that have often been unrelated to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may cause the market price of our ordinary shares to decline.
You may not be able to resell any of our ordinary shares at or above the initial public offering price. The initial public offering price will be determined by negotiations between us and the representative of the underwriters and may not be indicative of prices that will prevail in the trading market, if a trading market develops, after this offering. If the market price of our ordinary shares after this offering does not exceed the initial public offering price, you may not realize any return on your investment and may lose some or all of your investment.
We do not expect to pay any dividends in the foreseeable future.
We have never declared or paid any dividends on our ordinary shares, and we do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Consequently, investors who purchase ordinary shares in this offering may be unable to realize a gain on their investment except by selling such shares after price appreciation, which may never occur.
Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. The Companies Law imposes restrictions on our ability to declare and pay dividends. See “Description of Share Capital and Articles of Association—Dividend and liquidation rights” for additional information.
Payment of dividends may also be subject to Israeli withholding taxes. See “Taxation and Government Programs” for additional information.
The price of our ordinary shares could decline if securities analysts do not publish research or if securities analysts or other third parties publish unfavorable research about us.
The trading of our ordinary shares is likely to be influenced by the reports and research that industry or securities analysts publish about us, our business, our market or our competitors. We do not currently have and may never obtain research coverage by securities or industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our ordinary shares could be negatively affected. If we obtain securities or industry analyst coverage but one or more analysts downgrade our ordinary shares or publish unfavorable research about our business, our share price would likely decline. If one or more securities or industry analysts ceases to cover us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.
The issuance by us of additional ordinary shares or the issuance by us of, or exercise of, convertible or other equity securities may dilute your ownership of us and incurrence of indebtedness may restrict our operations, both of which could adversely affect our share price.
We intend to file a registration statement with the SEC on Form S-8 providing for registration of our ordinary shares issued or reserved for issuance under the 2010 Employee Option Allocation Plan (as may be amended from time to time, the “2010 Plan”) in connection with this offering. Subject to the satisfaction of vesting conditions and the expiration of lock-up agreements, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction. From time to time in the future, we may also issue additional ordinary shares, securities convertible into ordinary shares, or other equity securities to raise additional capital or pursuant to a variety of transactions, including acquisitions. The issuance by us of additional ordinary shares or securities convertible into our ordinary shares would dilute your ownership of us and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of our ordinary shares. We may also seek additional capital through debt financings. The incurrence of indebtedness would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, to make capital expenditures, to create liens or to redeem shares or declare dividends, that could adversely affect our ability to conduct our business.
Future sales, or the perception of potential future sales, by us in the public market following this offering could cause the market price for our ordinary shares to decline.
The sale of substantial amounts of shares of our ordinary shares in the public market, or the perception that such sales could occur, could harm the prevailing market price of our ordinary shares. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon the closing of this offering, we will have a total of            ordinary shares outstanding (                 shares if the underwriters exercise their option to purchase additional ordinary shares in full).
All of the ordinary shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act of 1933 (the “Securities Act”), except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act (“Rule 144”) may be sold only in compliance with the limitations described under “Shares Eligible for Future Sale.” We, our directors and executive officers (and certain connected parties thereof) will sign lock-up agreements with the underwriters that will, subject to certain exceptions, restrict the sale of ordinary shares held by them for 180 days following the date of this prospectus. J.P. Morgan Securities LLC and BofA Securities, Inc., in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time. See “Underwriting” for a description of these lock-up agreements.

Investors in this offering will experience immediate and substantial dilution of $         per share.
The assumed initial public offering price of $          per ordinary share exceeds the pro forma as adjusted net tangible book value of $          per ordinary share as of September 30, 2022. Therefore, based on the assumed initial public offering price of $          per ordinary share, as of September 30, 2022, investors will incur immediate and substantial dilution of $          per ordinary share. See “Dilution.”
We will incur increased costs as a result of operating as a U.S. public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.
As a U.S. public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform, the Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and make it more difficult for us to attract and retain qualified members of our board of directors.
We are evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.
Our operating results and our ability to grow may fluctuate from quarter to quarter and year to year, which could make our future performance difficult to predict and could cause our operating results for a particular period to fall below expectations.
Our quarterly and annual operating results and our ability to grow are difficult to predict and may fluctuate significantly in the future. We have experienced seasonal and quarterly fluctuations in the past and expect to experience such fluctuations in the future. In addition to the other risks described in this “Risk Factors” section, the following factors could cause our operating results to fluctuate:
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fluctuations in demand for solar energy or wind energy;

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our ability to complete our wind energy and solar energy projects in a timely manner;

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the availability, terms and costs of suitable financing;

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our ability to continue to expand our operations and the amount and timing of expenditures related to this expansion;

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announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, or capital-raising activities or commitments;

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expiration or initiation of any governmental rebates or incentives;

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actual or anticipated developments in our competitors’ businesses, technology or the competitive landscape; and

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natural disasters or other weather or meteorological conditions.

For these or other reasons, the results of any prior quarterly or annual periods should not be relied upon as indications of our future performance.

Our actual financial results may differ materially from any guidance we may publish from time to time.
We may, from time to time, provide guidance regarding our future performance that represents our management’s estimates as of the date such guidance is provided. Any such guidance would be based upon a number of assumptions with respect to future business decisions (some of which may change) and estimates, while presented with numerical specificity, are inherently subject to significant business, economic, and competitive uncertainties and contingencies (many of which are beyond our control). Guidance is necessarily speculative in nature and it can be expected that some or all the assumptions that inform such guidance will not materialize or will vary significantly from actual results. Our ability to meet any forward-looking guidance is affected by a number of factors, including, but not limited to, our ability to complete our wind energy and solar energy projects in a timely manner, the number and pricing of offtake contracts we enter into, changes in construction and operating costs, changes in electricity prices, the availability of financing on acceptable terms, the availability of rebates, tax credits and other incentives, changes in policies and regulations, the availability and cost of solar panels, wind turbines, inverters, batteries and other raw materials, as well as the other risks to our business described in this “Risk Factors” section. Accordingly, our guidance is only an estimate of what management believes is realizable as of the date such guidance is provided. Actual results may vary from such guidance and the variations may be material. Investors should also recognize the reliability of any forecasted financial data diminishes the farther into the future the data is forecast. In light of the foregoing, investors should not place undue reliance on our financial guidance and should carefully consider any guidance we may publish in context.
If our long-lived assets or project-related assets become impaired, we may be required to record significant charges to earnings.
We may be required to record significant charges to earnings should we determine that our long-lived assets or project-related assets are impaired. Such charges may have a material impact on our financial position and results of operations. We review long-lived and project-related assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If our projects are not considered commercially viable, we would be required to impair the respective assets, which may have a material adverse effect on our business, financial condition and results of operations.
We may allocate the net proceeds from this offering in ways with which you and other shareholders may disagree.
Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section titled “Use of Proceeds.” Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment, and the failure by our management to apply these funds effectively could harm our business. If we do not apply the net proceeds from this offering in ways that enhance shareholder value, we may fail to achieve expected results, which could cause our share price to decline.
We are eligible to be treated as an emerging growth company, as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors because we may rely on these reduced disclosure requirements.
We are eligible to be treated as an emerging growth company, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised financial accounting standards until such time as those standards apply to private companies. We intend to take advantage of this extended transition period under the JOBS Act for adopting new or revised financial accounting standards.
For as long as we continue to be an emerging growth company, we may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including presenting only limited selected financial data and not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual revenue exceeds $1.07 billion, if we issue more than $1.0 billion in non-convertible debt securities during any three-year period, or if before that time we are a “large accelerated filer” under U.S. securities laws. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.
We will be a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
Upon the closing of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we are subject to Israeli laws and regulations with regard to certain of these matters and intend to furnish quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.
As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance rules of Nasdaq governance requirements.
As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to Nasdaq rules for shareholder meeting quorums. We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance rules of Nasdaq.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
As discussed above, we qualify as a foreign private issuer, and therefore, we are exempt from certain periodic disclosures and current reporting requirements under the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and therefore, we will re-evaluate our qualification as a foreign private issuer on June 30, 2023. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we no longer qualify as a foreign private issuer, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of

Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.
Prior authorization from the Federal Energy Regulatory Commission (“FERC”) may be required in the future for the direct or indirect transfer, sale, acquisition or other disposition of 10% or greater of our securities.
U.S. federal law requires our subsidiaries that become FERC-jurisdictional public utilities either to (1) obtain prior authorization from FERC or (2) qualify for a blanket authorization granted by FERC order or available under FERC’s regulations, in each case for the direct or indirect transfer, sale or other disposition of 10% or greater of our voting securities or the voting securities in any of our FERC-jurisdictional public utility companies. Similar restrictions imposed by U.S. federal law apply to a purchaser of our securities who is a holding company under the Public Utility Holding Company Act of 1935 in a holding company system that includes a transmitting utility or an electric utility. Accordingly, as a general matter, absent prior authorization by FERC or qualification for a blanket authorization granted by FERC order or available under FERC’s regulations, no purchaser, together with its affiliates (as defined in FERC’s regulations), can legally acquire, directly or indirectly, 10% or more of a FERC-jurisdictional public utility subsidiary’s issued and outstanding securities or otherwise acquire control over a FERC-jurisdictional public utility subsidiary. A violation of these requirements could subject the party in violation to substantial civil or criminal penalties under U.S. federal law, including possible sanctions and FERC rendering the transaction void.
There can be no assurance that we will not be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to United States Holders of our ordinary shares.
We would be classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”)); or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Goodwill is treated as an active asset under the PFIC rules to the extent attributable to activities that produce active income. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our anticipated market capitalization and the current and anticipated composition of our income, assets, and operations, we do not expect to be a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, our PFIC status for the current or any other taxable year is subject to considerable uncertainties. For example, it is expected that our annual PFIC status for any taxable year will depend in large part on the extent to which our gross income from sales of energy is considered to be active business commodities gains under the Code. Based on the manner in which we currently operate and intend to operate, we believe it reasonable for United States Holders (as defined in “Taxation and Government Programs—U.S. Federal Income Tax Considerations”) to take the position that our gross income from energy sales is active. However, because we outsource to independent contractors certain operation and maintenance functions that may be treated as significant with respect to our projects, there can be no assurance that the United States Internal Revenue Service (“IRS”) or a court will agree with this position. If our income from sales of energy is not treated as derived from an active commodities business, we will likely be a PFIC. Moreover, whether we are a PFIC is a factual determination that must be made annually after the close of each taxable year. This determination will depend on, among other things, the composition of our income and assets, as well as the value of our ordinary shares and assets. The aggregate value of our assets for purposes of the PFIC determination may be determined by reference to the public offering price of our ordinary shares at this initial public offering and future trading value of our ordinary shares, which could fluctuate significantly. In addition, the extent to which our goodwill will be characterized as an active asset is not entirely clear and we cannot give assurance that the entire amount of our goodwill will be treated as an active asset. It is possible that the IRS may take a contrary position with respect to our PFIC determination in any particular year, and therefore, there can be no assurance that we will not be classified as a PFIC in the current taxable year or in the future. Certain adverse U.S. federal income tax consequences could apply to a United States Holder if we are treated as a PFIC for any taxable year during which such United States Holder holds our ordinary shares. United States Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our ordinary shares. For further discussion, see “Taxation and Government Programs—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”
If a United States person is treated as owning 10% or more of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.
If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to each controlled foreign corporation (“CFC”) in our group (if any). Because our group includes a U.S. subsidiary, certain of our non-U.S. subsidiaries will be treated as CFCs (regardless of whether we are treated as a CFC). A United States shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by CFCs, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether we are or any of our non-U.S. subsidiaries is treated as CFC or whether any investor is treated as a United States shareholder with respect to any such CFC or furnish to any United States shareholder information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The IRS has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.
The dual listing of our ordinary shares following this offering may adversely affect the liquidity and value of our ordinary shares.
Following this offering and after our ordinary shares begin trading on Nasdaq, our ordinary shares will continue to be admitted to trading on the TASE in a different currency (USD on Nasdaq and NIS on the TASE), and at different times (resulting from different time zones and different public holidays in the United States and Israel). We cannot predict the effect of this dual listing on the value of our ordinary shares. However, the dual listing of our ordinary shares may dilute the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for our ordinary shares in the United States. The price of our ordinary shares could also be adversely affected by trading in our ordinary shares on the TASE.
Our amended and restated articles of association to be effective upon the closing of this offering will provide that unless we consent to an alternate forum, the federal district courts of the United States shall be the exclusive forum of resolution of any claims arising under the Securities Act.
Our amended and restated articles of association to be effective upon the closing of this offering will provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any claims arising under the Securities Act (the “Federal Forum Provision”). Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. Alternatively, if a court were to find the Federal Forum Provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition. The Federal Forum Provision will not relieve us of our duties to comply with U.S. federal securities laws and the rules and regulations thereunder, and our shareholders will not be deemed to have waived our compliance with these laws, rules and regulations. While the Federal Forum Provision does not restrict the ability of our shareholders to bring claims under the Securities Act, nor does it affect the remedies available thereunder if such claims are successful, we recognize that it may limit shareholders ability to bring a claim in the judicial forum that they find favorable and may increase certain litigation costs which may discourage the filing of claims under the Securities Act against the us, our directors and officers.
Risks related to our incorporation and location in israel
As some of our wind energy and solar energy projects are located in disputed territory, rising political tensions and negative publicity may negatively impact our business.
Some of our wind energy and solar energy projects are located in the Golan Heights, a territory that is the subject of dispute between Israel and Syria. The Golan Heights are currently under Israeli jurisdiction and authority. While the United States recognizes Israeli sovereignty over the Golan Heights, the European Union does not. There has been negative publicity, primarily in Western Europe, against companies operating in the Golan Heights. Though we have projects in various other locations throughout the world, this may not persuade such political groups sufficiently to end their calls for a boycott.
We conduct operations in Israel and, therefore, political, economic and military instability in Israel may adversely affect our business.
We are incorporated under Israeli law, and our principal offices and a significant portion of our manufacturing facilities are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip against civilian targets in various parts of Israel, including areas in which our employees are located, and negatively affected business conditions in Israel. Continued hostilities between Israel and its neighbors and any future armed conflict, terrorist activity or political instability in the region could adversely affect our operations in Israel and adversely affect the market price of our ordinary shares. Further escalation of tensions or violence might result in a significant downturn in the economic or financial condition of Israel, which could have a material adverse effect on our operations in Israel and our business.
In addition, several countries restrict doing business with Israel. The State of Israel and Israeli companies have been and are today subjected to economic boycotts. The interruption or curtailment of trade between Israel and its present trading partners could adversely affect our business, financial condition and results of operations.
It may be difficult to enforce the judgment of a U.S. court against us, our officers and directors and the Israeli experts named in this prospectus in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors and these experts.
Most of our directors or officers are not residents of the United States, and most of their and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against us or our non-U.S. directors and executive officers may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.
Moreover, an Israeli court will not enforce a non-Israeli judgment if (among other things) it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of the State of Israel, if it was obtained by fraud or in absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought. For more information, see “Enforceability of Civil Liabilities.”
Your rights and responsibilities as our shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.
We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our amended and restated articles of association to be effective upon the closing of this offering and the Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law, each shareholder of an Israeli company has to act in good faith and in a customary manner in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders and class meetings, on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company, or has other powers toward the company has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. There is limited case law available to assist in understanding the implications of these provisions that govern shareholder behavior.
Provisions of our articles of association and of Israeli law may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.
Provisions of Israeli law and our amended and restated articles of association to be effective upon the closing of this offering could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders, which may limit the price that investors may be willing to pay in the future for our ordinary shares. Among other things:
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the Companies Law regulates mergers and requires that a tender offer be effected when more than a specified percentage of shares in a company are purchased;

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the Companies Law requires special approvals for certain transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions;

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the Companies Law does not provide for shareholder action by written consent for public companies, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;

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our amended and restated articles of association to be effective upon the closing of this offering generally do not permit a director to be removed from office except by a vote of the holders of at least (65%) of our outstanding shares entitled to vote at a general meeting of shareholders, except that a simple majority will be required if a single shareholder holds more than 50% of the voting rights in the Company; and

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our amended and restated articles of association to be effective upon the closing of this offering provide that director vacancies may be filled by unanimous resolution of our board of directors.

Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to a certain share swap transaction, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred.
Our amended and restated articles of association to be effective upon the closing of this offering provide that, unless we consent otherwise, the competent courts of Tel Aviv, Israel shall be the sole and exclusive forum for substantially all disputes between us and our shareholders under the Companies Law and the Israeli Securities Law, which could limit our shareholders’ ability to bring claims and proceedings against, as well as obtain a favorable judicial forum for disputes with, us and our directors, officers and other employees.
The competent courts of Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on our behalf (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”). These exclusive forum provisions (the “Israeli Forum Provisions”) are intended to apply to claims arising under Israeli Law and would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which federal courts would have exclusive jurisdiction. The Israeli Forum Provisions will not relieve us of our duties to comply with U.S. federal securities laws and the rules and regulations thereunder, and our shareholders will not be deemed to have waived our compliance with these laws, rules and regulations. The Israeli Forum Provisions may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors or other employees which may discourage lawsuits against us or our directors, officers and employees. An Israeli court may decide not to enforce the Israeli Forum Provisions in whole or in part, depending on the circumstances, and has broad authority to choose substitute provisions that will govern. If an Israeli court were to find the Israeli Forum Provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains estimates and “forward-looking statements,” principally in the sections entitled “Summary,” “Risk Factors,” “Use of Proceeds,” “Dividend Policy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” Our estimates and forward-looking statements are mainly based on our management’s current expectations and estimates of future events and trends, which affect or may affect our business, operations, and industry. Although these estimates and forward-looking statements are based upon our management’s current reasonable beliefs and assumptions, they are subject to numerous risks and uncertainties, and are made in light of information currently available to us. Many important factors, in addition to the factors described in this prospectus, may adversely affect our results as indicated in forward-looking statements. You should read this prospectus and the documents we have filed as exhibits to the registration statement of which this prospectus is a part completely, and with the understanding that our actual future results may be materially different and worse from what we expect. Additionally, since becoming a publicly listed company on the TASE in 2010, we have filed various documents with TASE, but such documents and the statements contained therein do not form a part of this prospectus and due to the passage of time, changes to our business, and the differences between the financial reporting standards in the jurisdictions in which we operate, investors are cautioned not to consider those statements in deciding whether to purchase or sell our ordinary shares.
All statements other than statements of historical fact are forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar words, as well as their negatives. Statements regarding our future results of operations and financial position, growth strategy and plans and objectives of management for future operations, including, among others, expansion in new and existing markets, development and introductions of new solutions, capital expenditures and debt service obligations, are forward-looking statements.
Our estimates and forward-looking statements may be influenced by many factors, including, but not limited to:
•
slowed demand for renewable energy projects;

•
changes to existing renewable energy industry policies and regulations that present technical, regulatory and economic barriers to renewable energy projects;

•
electricity price volatility, unusual weather conditions (including wind and solar conditions), catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards;

•
our ability to enter into new offtake contracts on acceptable terms and prices as current offtake contracts expire;

•
actual or threatened health epidemics, such as the COVID-19 pandemic, and other outbreaks;

•
operational delays and supply chain disruptions or increased costs of materials required for the construction of our projects, as well as cost overruns and delays related to disputes with construction contractors;

•
the reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy;

•
our ability to effectively comply with EHS and other laws and regulations and receive and maintain all necessary licenses, permits and authorizations;

•
a drop in the price of electricity derived from the utility grid or from alternative energy sources;

•
receipt of necessary land use, environmental, regulatory, construction and zoning permissions we need, on favorable terms;

•
advances in technology that impair or eliminate the competitive advantage of our projects;

•
the impact of adverse weather patterns and climate change;

•
the requirements of being a public company the attending diversion of management’s attention; and

•
certain provisions in our articles of association and certain applicable regulations that may delay or prevent a change of control.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time period or at all. Moreover, we operate in an evolving environment. New risks and uncertainties emerge from time to time, and it is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any estimates or forward-looking statements. We qualify all of our estimates and forward-looking statements by these cautionary statements.
The estimates and forward-looking statements contained in this prospectus speak only as of the date of this prospectus. Except as required by applicable law, we undertake no obligation to publicly update or revise any estimates or forward-looking statements contained in this prospectus, whether as a result of any new information, future events or otherwise, or to reflect the occurrence of unanticipated events or otherwise.

USE of PROCEEDS
We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $      million (or approximately $      million if the underwriters exercise in full their option to purchase additional ordinary shares), assuming an initial public offering price of $      per ordinary share, the USD equivalent of NIS      ( based on the BOI Exchange Rate), which was the closing price of our ordinary shares on the TASE on           , 2023.
A $1.00 increase (decrease) in the assumed initial public offering price of $      per ordinary share, the USD equivalent of NIS       (based on the BOI Exchange Rate), would increase (decrease) the net proceeds to us from this offering by approximately $      million, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1,000,000 shares in the number of ordinary shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $      million, assuming an initial public offering price of $      per ordinary share, the USD equivalent of NIS       (based on the BOI Exchange Rate), and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to use approximately $      million the net proceeds from this offering to fund our equity requirements for our Advanced Development Projects and approximately $      million of the net proceeds from this offering for working capital purposes and general corporate purposes, and we may also use a portion of the proceeds to acquire or invest in businesses; however, we do not have agreements or commitments for any material acquisitions or investments at this time for which we intend to use any of the proceeds from this offering.
The expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our project development efforts and our future revenue and cash generated by operations and the other factors described in ‘‘Risk Factors.’’ As a result, our management retains broad discretion over the allocation of the net proceeds from this offering.

DIVIDEND POLICY
We have never declared nor paid any dividends on our ordinary shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Our board of directors has sole discretion in whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant. The Companies Law imposes restrictions on our ability to declare and pay dividends. See “Description of Share Capital and Articles of Association—Dividend and Liquidation Rights” for additional information.
Payment of dividends may be subject to Israeli withholding taxes. See “Taxation and Government Programs—Israeli Tax Considerations” for additional information.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and total capitalization as of September 30, 2022:
•
on an actual basis; and

•
on a pro forma as adjusted basis, giving effect to the Reverse Share Split and the issuance and sale of ordinary shares in this offering at an assumed initial public offering price of $      per ordinary share, the USD equivalent of NIS      (based on the BOI Exchange Rate), which was the closing price of our ordinary shares on the TASE on           , 2023, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes section and other financial information included elsewhere in this prospectus.
	As of September 30, 2022
	Actual	Pro forma(1)
	(in thousands)
Cash:
Cash	$242,760	$
Total cash and cash equivalents	242,760(2)
Corporate Debt:
Debentures	252,382
Convertible debentures	129,711
Total corporate debt	382,093
Non-Recourse Debt:
Loans from banking corporations and other financial institutions	1,429,941
Total non-recourse debt	1,429,941
Equity:
Equity attributable to owners of the Company	736,885
Non-controlling interests	214,980
Total equity	951,865
Total capitalization	$2,763,899	$

(1) A $1.00 increase (decrease) in the assumed initial public offering price of $      per ordinary share, the USD equivalent of NIS      (based on the BOI Exchange Rate), which was the closing price of our ordinary shares on the TASE on           , 2023, would increase (decrease) the pro forma amount of each of cash and cash equivalents, additional paid-in capital, total shareholders’ equity (deficit) and total capitalization by approximately $      million, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma amount of each of cash and cash equivalents, additional paid-in capital, total shareholders’ equity (deficit) and total capitalization by approximately $      million, assuming an initial public offering price of $      per ordinary share, the USD equivalent of NIS       (based on the BOI Exchange Rate), and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
(2) Cash and cash equivalents does not include $32 million of Financial Assets (as defined herein) measured at fair value, which largely includes fixed income securities managed passively through a third-party asset manager.

DILUTION
If you invest in our ordinary shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per ordinary share and the net tangible book value per ordinary share after this offering. Our net tangible book value as of September 30, 2022, was $      per ordinary share. Historical net tangible book value per ordinary share as of any date represents the amount of our total tangible assets less our total liabilities, divided by the total number of ordinary shares outstanding as of such date.
Our pro forma net tangible book value as of September 30, 2022 was $      million, or $      per ordinary share. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to the Reverse Share Split. Pro forma net tangible book value per ordinary share as of any date represents pro forma net tangible book value divided by the total number of ordinary shares outstanding as of such date, after giving effect to the pro forma adjustments described above.
After giving effect to the sale of           ordinary shares in this offering at an assumed initial public offering price of $      per ordinary share, the USD equivalent of NIS      (based on the BOI Exchange Rate), which was the closing price of our ordinary shares on the TASE on           , 2023, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2022, would have been $      million, or $      per ordinary share. This amount represents an immediate increase in net tangible book value of $      per ordinary share to our existing shareholders and an immediate dilution of $      per ordinary share to new investors purchasing ordinary shares in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per ordinary share after this offering from the amount of cash that a new investor paid for an ordinary share.
The following table illustrates this dilution:
Assumed initial public offering price per ordinary share		$
Pro forma net tangible book value per share as of September 30, 2022	$
Increase in pro forma net tangible book value per ordinary share attributable to this offering	$
Pro forma as adjusted net tangible book value per ordinary share after this offering		$
Dilution per ordinary share to new investors in this offering		$
A $1.00 increase (decrease) in the assumed initial public offering price of $      per ordinary share, the USD equivalent of NIS      (based on the BOI Exchange Rate), which was the closing price of our ordinary shares on the TASE on           , 2023, would increase (decrease) the pro forma as adjusted net tangible book value per ordinary share by $      , and increase (decrease) dilution to new investors by $      per ordinary share, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise in full their option to purchase additional ordinary shares in this offering, the pro forma as adjusted net tangible book value after the offering would be $      per ordinary share, the increase in net tangible book value to existing shareholders would be $      per ordinary share and the dilution to new investors would be $      per ordinary share, assuming an initial public offering price of $      per ordinary share, the USD equivalent of NIS      (based on the BOI Exchange Rate), which was the closing price of our ordinary shares on the TASE on           , 2023, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
The following table summarizes, on the pro forma as adjusted basis described above as of September 30, 2022, the differences between the number of ordinary shares purchased from us, the total consideration paid to us in cash and the average price per ordinary share paid, in each case by existing shareholders, on the one hand, and new investors in this offering, on the other hand. The calculation below is based on an assumed initial public offering price of $      per ordinary share, the USD equivalent of NIS      (based on the BOI Exchange Rate), which was the closing price of our ordinary shares on the TASE on           , 2023, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.
	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share
	Number	Percent	Amount	Percent
Existing shareholders		%	$	%	$
New investors
Total		100%		100%
To the extent any of our outstanding options are exercised, there will be further dilution to new investors. To the extent all of such outstanding options had been exercised as of September 30, 2022, the pro forma net tangible book value per share after this offering would be $      , and total dilution per ordinary share to new investors would be $      .
A $1.00 increase (decrease) in the assumed initial public offering price of           per ordinary share, the USD equivalent of NIS       (based on the BOI Exchange Rate), which was the closing price of our ordinary shares on the TASE on           , 2023, would increase (decrease) the total consideration paid by new investors and the average price per ordinary share paid by new investors by $      million and $      per ordinary share, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise their option to purchase additional ordinary shares in full:
•
the percentage of ordinary shares held by existing shareholders will decrease to approximately    % of the total number of our ordinary shares outstanding after this offering; and

•
the number of ordinary shares held by new investors will increase to           , or approximately    % of the total number of our ordinary shares outstanding after this offering.

To the extent any new options are granted and exercised or we issue additional ordinary shares or other equity securities or convertible debt securities in the future, there will be further dilution to investors participating in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Summary Historical Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements, such as those relating to our plans, objectives, expectations, intentions, and beliefs, which involve risks and uncertainties. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the sections titled “Special Note Regarding Forward-Looking Statements” and “Risk Factors” included elsewhere in this prospectus.
Overview and business
We are a global renewable energy platform, founded in 2008 and publicly traded on the TASE since 2010. Since our founding, we have grown from an Israeli company to an international enterprise, with operations across 11 different countries on three continents and across multiple technologies. We develop, construct, own and operate utility-scale renewable energy projects. We primarily generate revenue from the sale of electricity produced by our renewable energy facilities, pursuant to long-term PPAs. Our control over the entire project life cycle, from greenfield development to operations, enables us to deliver strong returns and rapid growth. Furthermore, we distinguish ourselves through our diverse global presence and multi-technology capabilities, which allow us to strategically optimize our capital allocation between geographies and renewable technologies to deliver highly profitable projects at reduced risk. As of the Approval Date, our global portfolio of utility-scale, renewable energy projects included approximately 17.0 GW of multi-technology generation capacity and approximately 15.3 GWh of energy storage capacity, of which approximately 4.0 GW and approximately 2.1 GWh, respectively, are from Mature Projects.
Our project portfolio includes what we believe are some of the largest onshore wind and solar projects across Western Europe, CEE and Israel, many of which are either under construction or already operational. Many of these projects are flagship projects in each of their respective territories, highlighting our ability to identify and deliver unique projects of scale across our target markets. In the United States, we own a substantial development portfolio over a wide geographical area across 17 U.S. states with a particular focus on the Western United States (accounting for approximately 64% of our U.S. portfolio as of the Approval Date) where we are developing what we believe are some of the largest solar and storage projects in the region.
In August 2021, we acquired 90.1% of the shares of Clēnera, a leading greenfield developer of solar energy and energy storage projects in the United States. Prior to the Clēnera Acquisition, Clēnera successfully developed, built and sold solar energy projects in the United States with an installed capacity of approximately 1.6 GW. The consideration for Clēnera included a $158 million upfront payment and up to $232 million of earn-out performance-based consideration. The founders of Clēnera retain an option to sell their remaining 9.9% ownership stake to us for up to $43 million (depending on the achievement of certain milestones), exercisable on the fifth anniversary of the consummation of the Clēnera Acquisition.
Significant Factors and Trends Affecting Our Business
Growth in the Renewable Energy Market
The renewable energy market represents one of the largest growth opportunities in the global energy sector. Creating new opportunities across markets and technologies, increasing demand for sustainable energy continues to be driven by global action to combat the climate crisis, the ongoing replacement cycle for aging energy infrastructure, the expanding electrification of the broader economy and the increasing criticality of energy security. Growing public demand coupled with favorable regulatory trends and government policy are also incentivizing development of renewable energy projects. These governmental incentives include tax credits and abatements, accelerated depreciation deductions, grants, rebates, renewable portfolio standards and carbon taxes. These industry, economic and policy trends support our growth and we expect them to continue. See “Business—Market Overview—Our Industry and Market Opportunity.”
Rising Power Prices Across Europe and the United States
Power prices have risen considerably in the last 12 months across Europe and the United States, largely driven by the significant increase in the price of natural gas. According to BNEF, the average power price across Germany, Spain, the United Kingdom and the Netherlands reached a peak of EUR 501 per MWh in March 2022, an increase of 909% from January 2021. The power prices have come down materially since the recent highs but still maintain an average of $154 per MWh as of September 30, 2022. The rapid increase in power prices has made solar energy and wind energy projects more economically attractive for a wide range of offtakers. Acquiring electricity from renewable energy projects has become critical for utility and large corporations seeking to secure long term attractively priced electricity.
We believe that the significant increase in power prices will result in increases in PPA pricing both for projects where PPAs have yet to be signed and for projects with signed PPAs which have yet to commence operations. We have begun to see this trend unfold across our portfolio. For example, in the second quarter of 2022, we signed amendments to our PPAs at projects Björnberget (372 MW) and Atrisco (360 MW, 1,200 MWh), reflecting a 22% and 24% increase in PPA pricing, respectively. Similarly, as of the Approval Date, we have signed additional PPA amendments with a material price increase for Rustic Hills I and Rustic Hills II (256 MW in total), reflecting a 17% and 23% increase in PPA pricing, respectively, and are in advanced negotiations to amend PPAs for several other projects that are in pre-construction.
In addition, increases in the price of natural gas and other commodities in Europe directly impact the revenues that we generate from our projects that are operated under a Merchant Model in Sweden and Spain, where an increase in energy prices directly translates into an increase in the price in which we sell electricity. An increase in the price at which we sell the electricity produced by any of our projects is expected to increase the revenue that we generate from such project without a direct increase in the cost of its production.
Supply chain disruptions
The declining cost of solar panels, wind turbines and other raw materials necessary to manufacture them has historically been a key driver in the growth of the renewable energy industry, and we expect that continued technological advances, among other factors, will further drive long-term declines in price.
However, prices for these components and their raw materials have increased in the short term due to a variety of factors, including COVID-19 supply chain disruptions, tariffs and trade barriers and commodity price inflation. According to the Vestas Wind Systems A/S Investor Presentation, dated August 2022 (“Vestas”), solar module prices increased by 15% when comparing the second quarter of 2022 to the second quarter of 2021. Similarly, wind turbine prices have increased 7.5% between the first quarter of 2021 and fourth quarter of 2021 according to average selling prices reported by Vestas.
For our projects that are already under construction, we have already secured supply contracts. As such, price increases in the last 12 months have not materially impacted our business. However, should prices of components and raw materials that are required for our projects continue to increase, the required equity to construct new projects would increase accordingly. This may adversely affect the profitability of our projects, especially those that have a signed PPA but have not yet procured all of the required equipment.
Our global presence and diversified network of suppliers enable us to leverage an international supply chain to access the components we need, preventing such disruptions from materially impacting our business, our results of operations and our capital resources. Albeit not materially, we are still affected by these disruptions, to the extent they cause supply delays or increases in the prices of components. For more information, see “Risk Factors—Risks related to development and construction of our renewable energy projects—Disruptions in our supply chain for materials and components and the resulting increase in equipment and logistics costs could adversely affect our financial performance.”
Access to and cost of capital
Our future growth depends significantly on our ability to raise capital to finance the development and construction of our projects through project finance providers, including lenders and tax equity investors on competitive terms, as well as through corporate finance. We have historically used a variety of structures including the issuance of non-recourse project debt, unsecured corporate and convertible debt, and both public and private equity financing to help fund our operations. As of the Approval Date, we had raised $1.2 billion of capital to support our growth through corporate and convertible debt and equity issuances. Our ability to raise capital from investors and lenders is affected by general economic conditions, the state of the capital markets, inflation levels, and concerns about our industry or business. See “—Liquidity and Capital Resources” for further details on capital raising and the effective management of our capital structure and capital allocation.
Our future growth also depends on our ability to raise capital at an attractive cost. Rising interest rates across our markets has a minimal impact on our outstanding debt, whereby 94% of our consolidated indebtedness net of deferred financing costs as of September 30, 2022 was locked in at a fixed-rate. Our exposure to rising interest rates relates primarily to either projects under construction whereby the base rate is set at each date the facility is drawn, as well as projects under development for which PPAs have been signed but financing has not yet been arranged. For such projects under development, we are working to amend the projects’ PPAs to reflect higher power prices, thereby offsetting the impact of increased interest rates.
Government Regulations and Incentives
Our strategy to grow our business through the development of renewable energy projects could be affected by certain government policies and regulations. Renewable energy projects currently benefit from various governmental incentives. These policies have had a significant positive effect on the development of renewable energy projects and the renewable energy industry in general, but such policies could change at any time. These incentives provide tax credits and accelerated depreciation for a significant portion of the development costs, or increase demand by mandating increasing levels of renewable energy generation. Any loss or reduction of such incentives and other programs could result in higher operating costs, while the utilization of such incentives and other programs can help reduce certain operating costs, primarily our cost of capital.
Seasonality
Seasonal trends affect both our solar energy and wind energy projects, with energy output varying seasonally depending on the location of a specific project. Our cash flow generated from any project is directly related to the amount of energy produced in such project. We produce a substantial amount of our solar energy projects’ energy during the summer months when solar resources tend to be most favorable. Our wind energy projects also have seasonal variation in output, though the projects differ in terms of which months are more favorable.
Components of Statements of Operations
Revenue
We primarily generate revenue from the sale of electricity produced by our renewable energy facilities which we sell to local electricity authorities, utilities and corporations pursuant to long-term PPAs, with terms ranging from 8.5 to 25 years. The PPAs of our Operational Projects have a weighted-average remaining term of 12.5 years. We sell electricity produced by project Picasso in Sweden partially under the Merchant Model and manage our exposure to Merchant Risk through hedging agreements. As of September 30, 2022, we have hedged approximately 30% of the expected production of project Picasso until the end of 2023 at an average of EUR 75 per MWh. We sell electricity produced by project Gecama under the Merchant Model and manage our exposure to Merchant Risk through hedging agreements. We have hedged approximately 55% of the expected production of project

Gecama beginning from October 2022 until the end of 2023 at an average of EUR 87 per MWh. We recognize revenues from the sale of electricity over the period of electricity generation.
We also generate revenue from the operation of renewable energy facilities in Israel. This revenue stream is generated from projects that are accounted for as financial assets under IFRS (“Financial Asset Projects”) (for more information on financial assets accounting, see “—Financial Asset Projects).” For these Financial Asset Projects, although we are the legal owner of the facility, because of the manner in which the government controls and regulates the electricity license terms, from an accounting perspective, the facility is viewed as if ownership had been transferred to the government. We are therefore considered to be a contractor, recognizing only a small portion of the proceeds generated from the sale of electricity under the PPA as revenue. The remaining proceeds generated from the sale of electricity for the Financial Asset Projects are recognized as finance income and through the repayment of the Financial Asset (as defined below). For more information, see “—Financial Asset Projects.”
Additionally, we generate revenue from asset management, development services and construction services that we provide to projects owned by us and third parties. For services provided to projects we own, revenues are eliminated upon consolidation. Revenues in respect to these activities are recognized upon provision of the services over the term of the arrangement.
Services provided to third parties largely comprise development services provided by Clēnera to Parasol Renewable Energy LLC (“Parasol”). Prior to the Clēnera Acquisition, Clēnera’s development portfolio was held under a dedicated holding company, Parasol, which was indirectly held by Clēnera’s co-founders and an American insurance company. As part of the Clēnera Acquisition, Parasol’s development portfolio was transferred to Clēnera, excluding certain projects which for regulatory reasons remained with Parasol. Clēnera now manages the remaining projects left within Parasol. For more information on the Clēnera Acquisition, see Note 8 to our consolidated financial statements for the year ended December 31, 2021 included elsewhere in this prospectus.
We expect our revenues to increase as we (i) convert our projects under construction, our projects in pre-construction, our contracted projects, our Advanced Development Projects and our Development Projects into Operational Projects, (ii) benefit from inflation linked price provisions contained in certain of our off-take contracts for our Operational Projects and (iii) benefit from Operational Projects which sell electricity under the Merchant Model, for which energy prices have increased most recently.
Cost of sales
Our cost of sales for revenue generated from the sale of electricity or from the operation of renewable energy facilities includes expenses associated with the ongoing operations of our projects such as project site maintenance, municipal taxes, rent and insurance. Cost of sales that are incurred in connection with our construction and management services consist of employee compensation, including share-based compensation, and related human capital expenses.
We anticipate that, in the near term, our cost of sales will increase as we increase the number of Operational Projects but that our cost of sale to revenue ratio will not increase materially in the mid to long term.
Depreciation and amortization
Depreciation and amortization expense primarily reflects depreciation of our projects over their estimated useful lives. For more information on how we depreciate and amortize our assets, see Notes 2(H)(3) and 2(K) to our consolidated financial statements for the year ended December 31, 2021 included elsewhere in this prospectus.
Operating expenses
General and administrative expenses
General and administrative expenses consist primarily of employee compensation, including share-based compensation and directly attributable or allocated corporate costs including, legal, accounting, treasury and information technology expenses, office expenses, professional fees, and other corporate services costs. We expect that in the near term our general and administration expenses will increase in absolute numbers as we grow our team but will decrease as a percentage of revenue as more projects become operational.
Selling, marketing and project promotion expenses
Our selling, marketing and project promotion expenses consist of expenses related to our business development activities including project sourcing and submission to tenders. These expenses consist primarily of employee compensation, including share-based compensation and directly attributable costs including legal, marketing and media expenses.
We expect our selling, marketing and project promotion expenses will increase in absolute numbers as we grow our business but will decrease as a percentage of revenue as more projects become operational.
Project development expenses
Project development expenses include costs incurred for the development of our project pipeline, such as allocated employee compensation, including share-based compensation, third-party development spend including interconnection and transmission studies, surveying and project diligence costs, and regulatory compliance studies. We expense development costs for a project as long as we estimate that the realization of such project is improbable. Once we believe it is probable that the relevant project will be materialized, development costs incurred for such project are capitalized. Should the realization of the project become improbable, the capitalized amounts are deducted through project development expenses. As we continue to expand our pipeline of early-stage Development Projects, we expect our project development expenses to increase in absolute numbers but decrease as a percentage of revenue as more projects become operational.
U.S. acquisition expense
U.S. acquisition expense is a one-off expense that we recognized in 2021. It includes the transaction expenses associated with the Clēnera Acquisition, including costs associated with legal, financial and tax advisory services, insurance premiums and regulatory filings.
Finance Income
Finance income primarily consists of proceeds from the sale of electricity generated from our Financial Asset Projects that are accounted as finance income. For more information, see “—Financial Asset Projects.” The income we recognize for these projects includes annual interest income and adjustments related to changes in the Consumer Price Index. Financial income also includes income from the revaluation of certain foreign currency hedge transactions.
Finance expenses
Finance expenses primarily consist of interest we pay for our bonds and for loans taken to finance our projects, loans provided by non-controlling interests, foreign currency hedge transactions, expenses related to lease liabilities and expenses related to the part of potential future earn-out payments that is not subject to the two co-founders’ continued tenure with Clēnera and which was recognized on the balance sheet on a discounted basis.
Early Repayment Fees
Early repayment fees consist primarily of a one-time payment made in the year 2020 with respect to the repayment of loans from other credit providers and with respect to the refinancing of senior debt in certain projects.
Taxes on Income (Tax Benefits)
Taxes on income (tax benefits) consist primarily of income taxes imposed by the jurisdictions in which we conduct business. Our effective tax rate is affected by tax rates in jurisdictions and the relative amounts of income we earn in those jurisdictions, changes in the valuation of our deferred tax assets and liabilities, applicability of any valuation allowances, and changes in tax laws in jurisdictions in which we operate. As of December 31, 2021, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $103 million.
Other income
As discussed elsewhere in this prospectus, the size of our Earn-Out obligations in respect of the Clēnera Acquisition depends on how quickly certain projects that we acquired from Clēnera reach COD. Due to delays in the expected COD of various projects, our expected liability in respect of the Earn-Out payments was substantially reduced from what our financial statements had previously assumed. This reduction in liability resulted in $18.3 million being recorded as other income for the nine months ended September 30, 2022 (for more information regarding the reduction in our estimated Earn-Out payments, see Note 4 to our consolidated financial statements for the nine months ended September 30, 2022 included elsewhere in this prospectus).
Financial Asset Projects
Pursuant to IFRS, if the government controls and regulates the licensing arrangements for a renewable energy facility and the license term is similar to the facility’s useful life, the facility is viewed, from an accounting perspective, as if it has been transferred to the government’s ownership. Although when evaluating our performance, such a project is like any other renewable energy project we own, from an accounting perspective, it is treated as Financial Asset Project, whereby we are considered strictly as a contractor during both the construction period and operating period.
As a contractor from an accounting perspective, we are entitled to receive fees during the construction period for construction services. The fees for construction services include the construction costs of the Financial Asset Project plus a standard construction margin estimated by us. These fees, which are due at the end of the construction period, are recorded in our financial statements as a financial asset (“Financial Asset”). When construction is complete and before the project begins operations, we define a repayment schedule for the Financial Asset (the “Repayment Schedule”). The payments under the Repayment Schedule are funded through the sale of electricity under the PPA, which amortize the full amount of the Financial Asset over the PPA term, which is, on average, 20 years.
When the project becomes operational, we are entitled to receive the proceeds from the sale of electricity as under any PPA. However, because the project is treated as a Financial Asset Project from an accounting perspective, the proceeds from sale of electricity under the PPA are accounted for as follows:
•
certain amount of the proceeds, as determined in the Repayment Schedule, is recorded as principal payments made by the regulator to repay the Financial Asset (the “Repayments”), which do not appear in the profit and loss statement in our financial statements;

•
certain amount of the proceeds, reflecting the interest payments made by the regulator to repay the Financial Asset, is recorded as finance income (“Interest Income” and, together with the Repayments, “Financial Asset Payments”); and

•
the remaining amount of the proceeds, if any, are recorded as revenue from the operation of renewable energy facilities.

For the year ended December 31, 2021, we received proceeds from the sale of electricity from the Financial Asset Projects of $44.1 million, which comprised of:
•
$32.9 million recorded as Financial Asset Payments, which appears in our cash flow statement under cash flow from operations; and

•
$11.3 million recorded as revenue from the operation of renewable energy facilities.

For the nine months ended September 30, 2022, we received proceeds from the sale of electricity from the Financial Asset Projects of $33.8 million, which comprised of:

•
$15.4 million recorded as Financial Asset Payments, which appears in our cash flow statement under cash flow from operations; and

•
$18.4 million recorded as revenue from the operation of renewable energy facilities.

The Halutziot project was considered to be a Financial Assets Project until April 2022 and $17.7 million of the proceeds generated by this project from sale of electricity were recorded for the year ended December 31, 2021 as Financial Asset Payments rather than revenue. However, following April 1, 2022 due to a significant change to the terms of the concession arrangement vis-a-vis the state, which included the execution of significant technological changes to the Halutziot facility and the expansion thereof in a manner which will increase the capacity and effectiveness of production, Halutziot is no longer considered a Financial Asset Project. All proceeds from the sale of electricity have been, and will be, recorded as revenue, resulting in an increase to our revenue in the nine months ended September 30, 2022 of $10.6 million. Our CODM evaluates our performance based on an evaluation of Financial Asset Projects as any other renewable energy project in our portfolio. For more information on our segment reporting, see Note 28 to our financial statements provided elsewhere herein.
We currently only have Financial Asset Projects in Israel. As of September 30, 2022, our Financial Asset Projects included: Mivtachim, Talmei Bilu, Cramim, Idan, Golan Fruits, Sde Nehemia and Barbur (collectively, the “Israel Solar Projects”). The aggregate installed capacity of our Financial Asset Projects was 30.6 MW as of the Approval Date. The last project to be accounted for as a Financial Asset began construction in 2015, and no other project has been recognized by us as a Financial Asset Project since.
Period	Proceeds from Sale of Electricity by Financial Assets Projects	Proceeds from Sale of Electricity Recorded as Financial Asset Payments	Proceeds from Sale of Electricity Recorded as Revenue
Nine months ended September 30, 2022	$33.8	$15.4	$18.4
Year ended December 31, 2021	44.1	32.9	11.3
Results of Operations
The following table sets forth the consolidated statements of operations in U.S. dollars and as a percentage of revenue for the period presented:

	Nine months ended September 30,		Year ended December 31,
	2022	2021	2021	2020
	(in thousands)
	Unaudited
Revenues	$131,303	$67,424	$102,461	$70,324
Cost of sales	(28,154)	(14,293)	(21,777)	(14,730)
Depreciation and amortization	(27,544)	(13,602)	(19,446)	(15,226)
Gross profit	75,605	39,529	61,238	40,368
General and administrative expenses	(21,774)	(9,085)	(15,569)	(9,018)
Selling, marketing and project promotion expenses	(2,458)	(2,314)	(3,617)	(2,257)
Development expenses	(1,804)	—	(1,099)	(719)
Transaction costs in respect of acquisition of activity in the United States	—	(6,990)	(7,331)	—
Other income	18,269	396	778	—
Operating profit	67,838	21,536	34,400	28,374
Finance income	19,181	22,897	30,333	17,214
Finance expenses	(50,465)	(28,316)	(37,175)	(31,408)
Total finance expenses, net before early prepayment fee	(31,284)	(5,419)	(6,842)	(14,194)
Pre-tax profit before early prepayment fee	36,554	16,117	27,558	14,180
Early prepayment fee	—	—	—	(67,594)
Profit (loss) before tax and equity gains (loss)	36,554	16,117	27,558	(53,414)
Share of (loss) profits of equity accounted investees	(72)	(139)	(189)	26
Profit (loss) before income taxes	36,482	15,978	27,369	(53,388)
Taxes on income	(9,324)	(2,419)	(5,694)	12,353
Profit (loss)	27,158	13,559	$21,675	$(41,035)
Profit (loss) for the year attributed to:
Owners of the Company	19,436	7,455	11,217	(43,869)
Non-controlling interests	7,722	6,104	10,458	2,834

	Nine months ended September 30,		Year ended December 31,
	2022	2021	2021	2020
	as a % of revenue
	Unaudited
Revenues	100%	100%	100%	100%
Cost of sales	(21.4)	(21.2)	(21.2)	(20.9)
Depreciation and amortization	(21.0)	(20.2)	(19.0)	(21.6)
Gross profit	57.6	58.6	59.8	57.4
General and administrative expenses	(16.6)	(13.5)	(15.2)	(12.8)
Selling, marketing and project promotion expenses	(1.9)	(3.4)	(3.5)	(3.2)
Development expenses	(1.4)	—	(1.1)	(1.0)
Transaction costs in respect of acquisition of activity in the United States	—	(10.4)	(7.1)	—
Other income	13.9	0.6	0.7	—
Operating profit	51.7	31.9	33.6	40.3
Finance income	14.6	34.0	29.6	24.5
Finance expenses	(38.4)	(42.0)	(36.3)	(44.7)
Total finance expenses, net before early prepayment fee	(23.8)	(8.0)	(6.7)	(20.2)
Pre-tax profit before early prepayment fee	23.9	26.9	26.9	20.1
Early prepayment fee	—	—	—	(96.1)
Profit (loss) before tax and equity gains (loss)	27.8	23.9	26.9	(75.9)
Share of (loss) profits of equity accounted investees	(0.1)	(0.2)	(0.2)	0.1
Profit (loss) before income taxes	27.8	23.7	26.7	(75.9)
Taxes on income	(7.1)	(3.6)	(5.5)	17.6
Profit (loss) for the year	20.7%	20.1%	21.1%	(58.3)%
Profit (loss) for the year attributable to:
Owners of the Company	14.8%	11.1%	10.9%	(62.4)%
Non-controlling interests	5.8	9.1	10.21	4.0

Comparison of the nine months ended September 30, 2021 and 2022
Revenues
	Nine months ended September 30,		$ Change
	2022	2021
	(in thousands)
	Unaudited
Electricity and operation of facilities	$124,237	$62,380	$61,857
Construction and management services	7,066	5,044	2,022
Total revenues	$131,303	$67,424	$63,879

Revenues were $131.3 million for the nine months ended September 30, 2022, an increase of $63.9 million, or 94.7%, compared to $67.4 million for the nine months ended September 30, 2021. The increase in electricity revenue was primarily driven the addition of new projects, including: $20.7 million of revenues generated from the Gecama project in Spain, which reached COD in the second quarter of 2022; $4.3 million of revenues generated from the Picasso project in Sweden, which reached COD in the second quarter of 2021, $16.7 million of revenues generated from the Selac project in Kosovo, which reached COD in the fourth quarter of 2021, and the $16.1 million of revenues generated from Emek Habacha project in Israel, which reached COD in the end of the first quarter of 2022. In addition, our revenues increased by $10.6 million as a result of the reclassification of project Halutziot from a Financial Asset to a real asset (for more information on Financial Asset classification, see “—Financial Asset Projects”). These increases were partly offset by lower production from our other renewable energy facilities.
The increase in construction and management services revenues was primarily driven by our providing management services through Clēnera following the Clēnera Acquisition, generating $6.0 million in revenues, offset by a $2.0 million decrease in revenues from construction services as EPC contractor for projects that were completed during 2021.
Cost of sales
	Nine months ended September 30,		$ Change
	2022	2021
	(in thousands)
	Unaudited
Operating and maintenance	$23,437	$10,786	$12,651
Construction and management services	4,717	3,507	1,210
Total cost of sales	$28,154	$14,293	$13,861

Operations and maintenance expense
Operations and maintenance expense was $23.4 million for the nine months ended September 30, 2022, an increase of $12.7 million, or 117.3%, compared to $10.8 million for the nine months ended September 30, 2021. The increase was primarily driven by the achievement of commercial operations of the Gecama project in Spain in the second quarter of 2022 resulting in a $7.4 million increase in expenses, the Picasso project in Sweden in the second quarter of 2021 resulting in a $4.4 million increase in expenses, the Selac project in Kosovo in the fourth quarter in 2021 resulting in a $6.9 million increase in expenses and the Emek Habacha project in Israel in the end of the first quarter of 2022 resulting in a $6.4 million increase in expenses. Of the $7.4 million increase in operations and maintenance expense resulting from the commercial operation of project Gecama in Spain, $4.9 million consisted of windfall taxes due to price caps on energy implemented by the Spanish government under Royal Decree-law 10/2022 of 13 May (for more information regarding the recent implementation of price caps on energy in Europe, see “Risk Factors—Risks Related to Government Regulation—Government interventions in response to current high energy prices may negatively impact revenues or increase our tax burden”).
Construction and management services expense
Construction and management services expense was $4.7 million for the nine months ended September 30, 2022, an increase of $1.2 million, or 34.5%, compared to $3.5 million for the nine months ended September 30, 2021. The increase was primarily driven by a $3.1 million increase in employee salaries and benefits that support our increased construction and management services activity following the Clēnera Acquisition, offset by a $2.5 million decrease in expenses related to construction services as EPC for projects that were completed during 2021.
Depreciation and amortization expense
Depreciation and amortization expense was $27.5 million for the nine months ended September 30, 2022, an increase of $13.9 million, or 102.2%, compared to $13.6 million for the nine months ended September 30, 2021. The increase is primarily attributable to the achievement of commercial operations of the Gecama project in

Spain in the second quarter of 2022 resulting in $1.8 million of additional expenses, the Picasso project in Sweden in the second quarter of 2021 resulting in $2.6 million of additional expenses, the Selac project in Kosovo in the fourth quarter in 2021 resulting in $3.4 million of additional expenses and the Emek Habacha project in Israel in the end of the first quarter of 2022 resulting in $7.6 million of additional expenses and $2.8 million of additional expenses due to the reclassification of project Halutziot from a Financial Asset to a fixed asset (for more information on Financial Asset classification, see “—Financial Asset Projects”).
Operating costs and expenses
	Nine months ended September 30,		$ Change
	2022	2021
	(in thousands)
	Unaudited
General and administrative expenses	$21,774	$9,085	$12,689
Selling, marketing and project promotion expenses	2,458	2,314	144
Development expenses	1,804	—	1,804
Transaction costs in respect of acquisition of activity in the United States	—	6,990	(6,990)
Other income	(18,269)	(396)	17,873
Total operating costs and expenses	$7,767	$17,993	$25,520

General and administrative expenses
General and administrative expenses were $21.8 million for the nine months ended September 30, 2022, an increase of $12.7 million, or 139.7%, compared to $9.1 million for the nine months ended September 30, 2021. The increase was primarily driven by a $7.0 million increase in employee salaries and benefits resulting from the hiring of additional personnel in the ordinary course of business, $3.8 million increase as a result of the Clēnera Acquisition, and a $1.9 million increase in advisory fees related to the global expansion of our business.
Development expenses
Project development expenses were $1.8 million for the nine months ended September 30, 2022, compared to none for the nine months ended September 30, 2021. The increase was primarily driven by the increase in Development Projects resulting from the Clēnera Acquisition.
Transaction costs in respect of acquisition of activity in the United States
We did not have any U.S. acquisition expense during the nine months ended September 30, 2022, compared to $3.4 million for the nine months ended September 30, 2021. The decrease resulted from the fact that the Clēnera Acquisition was completed in August 2021 and we made no major acquisitions during the nine months ended September 30, 2022.
Other income
Other income was $18.3 million for the nine months ended September 30, 2022, compared to $0.4 million for the nine months ended September 30, 2021. The increase resulted from delays in the expected COD of various projects that we acquired as a result of the Clēnera Acquisition, which led to a substantial reduction in liabilities in respect of our Earn-Out obligations (for more information regarding other income, see “—Components of statements of operations—Other income”).

Finance Income / (Expense)
	Nine months ended September 30,		$ Change
	2022	2021
	(in thousands)
	Unaudited
Finance income	$19,181	$22,897	$(3,716)
Finance expense	(50,465)	(28,316)	(22,149)
Total Finance Income / (Expense)	$(31,284)	$(5,419)	$(25,865)

Finance income was $19.2 million for the nine months ended September 30, 2022, compared to $22.9 million for the nine months ended September 30, 2021. Finance expense was $50.5 million for the nine months ended September 30, 2022, compared to $28.3 million for the nine months ended September 30, 2021. The changes in finance income and finance expense resulted primarily from a 4.4% increase in the consumer price index in Israel as compared to an increase of 2.2% in the prior year, which serves as the linkage basis for both our Financial Asset Projects and our projects in Israel and a decrease in finance income of $4.8 million due to the reclassification of project Halutziot from a Financial Asset to a fixed asset (for more information on Financial Asset classification, see “—Financial Asset Projects”).
Comparison of the Years Ended December 31, 2020 and 2021
Revenues
	Year ended December 31,
	2021	2020	$ Change
	(in thousands)
Electricity and operation of facilities	$94,309	$67,769	$26,540
Construction and management services	8,152	2,555	5,597
Total revenues	$102,461	$70,324	$32,137

Revenues were $102.5 million for the year ended December 31, 2021, an increase of $32.1 million, or 45.7%, compared to $70.3 million for the year ended December 31, 2020. The increase in electricity revenue was primarily driven by the achievement of commercial operations of the Picasso project in Sweden in the second quarter of 2021, generating $11.8 million in 2021, and the Selac project in Kosovo in the fourth quarter of 2021, generating $4.0 million in 2021. In addition, in 2021 we received payment in full for the electricity generated by project Blacksmith in Serbia, which was partially curtailed by $3.1 million in 2020 due to COVID-19. The increase in construction and management services income was primarily driven by having provided only one quarter of construction and management services in 2020 compared to a full year in 2021 generating $1.8 million. In addition, we started providing management services through Clēnera following the Clēnera Acquisition in August 2021 generating $3.1 million of revenues in 2021.
Cost of sales
	Year ended December 31,
	2021	2020	$ Change
	(in thousands)
Operating and maintenance	$15,663	$12,436	$3,227
Construction and management services	6,114	2,294	3,820
Total cost of sales	$21,777	$14,730	$7,047

Operations and maintenance expense
Operations and maintenance expense was $15.7 million for the year ended December 31, 2021, an increase of $3.2 million, or 25.9%, compared to $12.4 million for the year ended December 31, 2020. The increase was primarily driven by the achievement of commercial operations of the Picasso project in Sweden in the second quarter of 2021 resulting in $1.7 million of expenses and the Selac project in Kosovo in the fourth quarter in 2021 resulting in $0.6 million of expenses.
Construction and management services expense
Construction and management services expense was $6.1 million for the year ended December 31, 2021, an increase of $3.8 million, or 166.5%, compared to $2.3 million for the year ended December 31, 2020. The increase was primarily driven by initiation of services provided by Clēnera in the third quarter of 2021 resulting in $2.0 million of expenses and construction services in Israel that only began in the fourth quarter of 2020 but continued throughout the full year in 2021 resulting in $1.8 million of expenses.
Depreciation and amortization expense
Depreciation and amortization expense was $19.4 million for the year ended December 31, 2021, an increase of $4.2 million, or 27.7%, compared to $15.2 million for the year ended December 31, 2020. The increase is primarily attributable to the achievement of commercial operations by project Picasso in Sweden in the second quarter of 2021 resulting in $3.1 million of expenses and the achievement of commercial operations by project Selac in Kosovo in the fourth quarter of 2021 resulting in $0.5 million of expenses.
Operating Costs and Expenses
	Year ended December 31,
	2021	2020	$ Change
	(in thousands)
General and administrative expenses	$15,569	$9,018	$6,551
Selling, marketing and project promotion expenses	3,617	2,257	1,360
Development expenses	1,099	719	380
Transaction costs in respect of acquisition of activity in the United States	7,331	—	7,331
Total operating costs and expenses	$27,616	$11,994	$15,622

General and administrative expenses
General and administrative expenses were $15.6 million for the year ended December 31, 2021, an increase of $6.6 million, or 72.6%, compared to $9.0 million for the year ended December 31, 2020. The increase was primarily driven by a $2.4 million increase in employee salaries and benefits resulting from the hiring of additional personnel, in the ordinary course of business, a $2.2 million increase as a result of the Clēnera Acquisition and a $0.5 increase in advisory fees related to the global expansion of our business. Selling, marketing and project promotion expenses.
Selling, marketing and project promotion expenses were $3.6 million for the year ended December 31, 2021, an increase of $1.4 million, or 60.3%, compared to $2.3 million for the year ended December 31, 2020. The increase was primarily driven by a $0.6 million increase in employee salaries and benefits resulting from the hiring of additional personnel and a $0.6 million increase in advisory fees related to the global expansion of our business.
Development expenses
Project development expenses were $1.1 million for the year ended December 31, 2021, an increase of $380,000, or 52.7%, compared to $719,000 for the year ended December 31, 2020. The increase was primarily driven by the increase in Development Projects resulting from the Clēnera Acquisition.
Transaction costs in respect of acquisition of activity in the United States
U.S. acquisition expense was $7.3 million for the year ended December 31, 2021, compared to none for the year ended December 31, 2020. The increase resulted from the Clēnera Acquisition, which was completed in 2021.

Finance Income / (Expense)
	Year ended December 31,
	2021	2020	$ Change
	(in thousands)
Finance income	$30,333	$17,214	$13,119
Finance expense	(37,175)	(31,408)	(5,767)
Early repayment fees	—	(67,594)	67,594
Total Finance Income / (Expense)	$(6,842)	$(81,788)	$74,946

Finance income was $30.3 million for the year ended December 31, 2021, compared to $17.2 million for the year ended December 31, 2020. Finance expense was $37.2 million for the year ended December 31, 2021, compared to $31.4 million for the year ended December 31, 2020. The changes in finance income and finance expense resulted primarily from a 2.4% increase in the consumer price index in Israel as compared to a decrease of 0.6% in the prior year, which serves as the linkage basis for both our Financial Asset Projects and our Israeli project finance. Early repayment fees were zero for the year ended December 31, 2021, compared to $67.6 million for the year ended December 31, 2020. This change resulted from a one-time payment with respect to the repayment of loans from other credit providers and with respect to the refinancing of senior debt in certain projects in 2020 which did not take place in 2021.
Segment Information
We operate through four segments: (i) Israel energy production, (ii) CEE energy production, (iii) Western Europe energy production and (iv) management and construction. We anticipate that as our U.S. Development Projects become operational, we will add a U.S. energy production segment to our segment reporting. Our chief operating decision maker (“CDOM”) evaluates segment operating performance using Segment Adjusted EBITDA, with Segment Adjusted EBITDA being the profitability metric used to make resource allocation decisions and evaluate segment performance.
We define Segment Adjusted EBITDA as operating profit adjusted to add the Financial Asset Payments, depreciation and amortization, share based compensation and U.S. acquisition expense.
For additional information regarding segment information, see Note 28 to our consolidated financial statements for the year ended December 31, 2021 and Note 7 to our consolidated financial statements for the nine months ended September 30, 2022 included elsewhere in this prospectus.
	For the nine months ended September 30,		For the year ended December 31,
	2022	2021	2021	2020
	(in thousands)
Segment Adjusted EBITDA(1)
Israel	$47,990	$37,139	$44,549	$40,722
Central-Eastern Europe	$42,096	$33,859	$51,610	$40,317
Western Europe	$22,132	$4,912	$11,183	$1,222
Management and Construction	$3,224	$5,172	$6,623	$3,693
(1) When aggregating segment results, certain adjustments consisting of profit elimination related to the management and construction segment and headquarters cost, such as general and administrative, project promotion and project development expenses should be taken into account. For additional information regarding such adjustments, see Note 28 to our consolidated financial statements for the year ended December 31, 2021 and Note 7 to our consolidated financial statements for the nine months ended September 30, 2022 included elsewhere in this prospectus.
The segment measurements provided to and evaluated by our CDOM are described in Note 28 to our consolidated financial statements for the year ended December 31, 2021 and Note 7 to our consolidated financial statements for the nine months ended September 30, 2022 included elsewhere in this prospectus. Our management believes Segment Adjusted EBITDA is indicative of operational performance and ongoing profitability and uses

Segment Adjusted EBITDA to evaluate the operating performance of our segments and for planning and forecasting purposes, including the allocation of resources and capital.
Liquidity and capital resources
Managing our liquidity and capital resources efficiently and productively is critical to the success of our business. Our projects, by their nature, are long-term infrastructure assets that require significant, upfront investment to capitalize on the inherently-free costs of wind and sunlight and generate high margins during operations. As a result, we have structured our liquidity and capital resources to (i) optimize low cost project finance to reduce equity capital requirements during construction and long-term ownership, (ii) utilize an efficient syndication of project level equity to various institutional partners in order to reduce our equity capital requirements, and (iii) leverage our deep access to the Israeli financial markets to source a wide range of corporate finance, including corporate bonds, convertible bonds, corporate credit facilities, letters of credit facilities and equity capital, at a competitive cost. We are rated A2.il Stable by Midroog, Moody’s Israeli subsidiary, which enables us to raise capital in Israel at an attractive cost. As we accelerate our activity in the United States through Clēnera and our overall business grows, we believe access to the U.S. capital market will be a key source of capital for our future operations.
Our liquidity and capital requirements mostly relate to:
•
constructing our projects (including equipment costs, EPC costs and other construction costs);

•
project origination initiatives to produce Mature Projects (including development expenditures, security deposits, letters of credit, equipment deposits and project acquisitions);

•
general and administrative expenses and other overhead costs;

•
liquidity reserve for unforeseen events; and

•
other growth-related investment opportunities.

Financing the construction of our projects
Our projects are long-term infrastructure assets that require significant upfront investment but minimal ongoing capital investments and expenses due to the inherently-free costs of wind and sunlight allowing for the generation of high margins throughout their useful life. We have historically financed each project individually through a combination of project finance and equity. From time to time, we also procure equipment and other materials on behalf of projects prior to securing project finance and equity commitments in order to mitigate issues caused by supply chain disruptions. As of September 30, 2022, we had approximately $64 million in contractual obligations related to such procurement.
Project finance
We utilize project finance to fund a significant portion of the construction costs of our projects. Project finance typically accounts for approximately 50% to 90% of total project costs. When structuring project finance, we evaluate our alternatives holistically. We focus on several objectives including, maximizing project equity returns, reducing the overall equity requirement for the project, minimizing the cost of finance and maintaining operational flexibility. Project finance providers typically look to PPA quality when negotiating loan terms. As such, a loan's interest rate and debt amortization correlate to contract duration and offtaker credit rating. In certain instances, we may elect to borrow less from project finance providers in order to maximize project equity returns. For example, for project Gecama in Spain, we secured non-recourse project finance, which only funded approximately 50% of the total project costs but enabled us to pursue the Merchant Model which, based on electricity prices in Spain as of the date of this prospectus, is expected to provide outsized project equity returns.
As of September 30, 2022, we had approximately $1.5 billion of project finance debt outstanding. Our project finance debt, with an average duration of approximately eight years, has been secured at an all-in weighted average interest rate of 2.4%, of which 93% is fixed-rate. Our project finance debt in Israel, totaling $803 million as of September 30, 2022, is indexed to the Israeli consumer price index. The inflationary impact on the principal balance of our Israeli project finance debt is offset through our PPAs in Israel, which are also all indexed to the Israeli consumer price index.
In Europe and in Israel, our project finance arrangements are largely structured as non-recourse bank loans at the project level with some minor exceptions during the construction period. We secure these loans from a wide range of banks operating in the geography in which the project is based. We have borrowed from 24 different financial institutions, highlighting our deep network of banking relationships across our target markets. Principal amortization and interest payments under these debt financings are generally due either on a quarterly or semi-annual basis, and the project-level borrowers are subject to various fees payable to the lenders and their agents under the relevant financing documents, including annual agency fees and quarterly commitment fees that generally are calculated as a percentage of the outstanding loan or letter of credit commitments, as applicable. In Europe, voluntary prepayment of the loans is generally permissible, in whole or in part and without premium or penalty (other than customary interest period breakage costs). In Israel, voluntary prepayment triggers a make-whole payment. The projects may have to make mandatory prepayments in certain circumstances as well, such as if the projects fail to satisfy the conditions required to permit distribution of certain project revenues over certain periods of time. Projects are permitted to make distributions from project revenues only if certain requirements are satisfied, including satisfaction of a specified debt service coverage ratio over a specified period of time, which is the ratio of operating cash available for debt service after payment of operating expenses to the project’s debt service obligations. Furthermore, these project financings contain customary covenants that, among other things and subject to certain exceptions, restrict the project-level borrower’s ability to incur new debt or guarantee the debt of others, grant liens, sell or lease certain assets, transfer direct equity interests, dissolve, make distributions and change its business. The financing agreements for these project financings also generally contain default and related acceleration provisions with contractual cure rights relating to, among other things, the failure to make required payments or to observe other covenants in the financing agreement and related documents, defaults by the relevant project company or by other parties under specified agreements relating to the project or the financing documents, the termination of certain specified agreements, and certain bankruptcy-related events, subject to certain exceptions and cure periods. Certain changes in the upstream ownership or control of the project-level borrower without lender consent may also cause a default under these project financings.
In the United States, we have secured short-term construction finance for Apex Solar, our first U.S. based project, from Bank of America and Nord LB. Historically, permanent project finance in the United States has been provided through a combination of tax equity and back leverage, which are generally funded by two different capital providers. Apex Solar has secured permanent project finance from Huntington Bancshares through a sale and leaseback structure, whereby one investor funds the complete project finance package through tax equity. While this structure meets our project finance objectives for Apex Solar, we envision utilizing traditional tax equity partnership-flip and back leverage project finance structures in the future.
Given the geographic composition of our portfolio and its high solar irradiance profile (approximately 64% of our portfolio in the United States as of the Approval Date was located in the Western United States), we envision that many of our projects will opt to claim PTCs rather than ITCs. This will enable us to raise a greater quantum of tax equity to fund the construction of our projects. Moreover, the transferability provisions of the Inflation Reduction Act may enable us to eliminate the need for tax equity and replace it with cheaper long term bank financing. We expect that the utilization of PTCs and the potential elimination of tax equity investment may both significantly reduce the equity requirement for our Mature Projects in the United States and reduce transaction costs.
Project equity
We utilize project equity to fund the residual 10% to 50% of the total project costs. In many of our projects, we partner with other investors who take a certain minority equity stake in the project and provide their pro rata share of the equity financing, reducing the size of the equity financing required from us. We also benefit from management fees and promote payments from our partners. We have secured approximately $278 million of project-level equity for our Operational Projects and projects under construction from third parties as of September 30, 2022, comprising approximately 36% of these projects’ overall equity requirements. For future projects, particularly in the United States, we intend to fund the entirety of the project equity for the construction phase of the project without introducing additional equity investors and upon reaching commercial operation, syndicate a minority interest of the Operational Project to investors at a premium. Our strategy is to remain the controlling shareholder of our projects.
In order to finance our project equity requirement, we utilize holding company level equity and debt offerings. As of the Approval Date, we had raised $1.2 billion in the Israeli capital markets through a mixture of corporate bonds and convertible bonds and equity. As of September 30, 2022, we have approximately $411 million of corporate and convertible bonds outstanding with a weighted average duration of approximately 5.2 years, at a weighted average effective interest rate of 3.2%. As we accelerate our activity in the United States through Clēnera and our overall business grows, we believe the U.S. capital market will be a key source of capital going forward. Moreover, as cash flow from our Operational Projects increases, we believe we will have more flexibility to determine if we would like to fund our project equity requirement using holding company level debt or equity offerings, cash on our balance sheet, or a combination of both. Our equity financing commitment for a project forms when the project reaches financial close. As of September 30, 2022, we had no outstanding equity financing commitments.
Financing our project origination initiatives, corporate overhead and holding company bond repayments
We fund our day-to-day operations, including our general and administrative expenses, our development expenses and our repayment of holding company bonds, through a combination of cash flows from our Operational Projects coupled with holding company level equity and debt offerings. As the cash flow from our Operational Projects increases, we will have more flexibility to determine whether to fund our ongoing operations using holding company level debt or equity offerings, cash on our balance sheet, or a combination of both. In our opinion, our working capital is sufficient to meet our present cash requirements.
Holding Company Level Debt Overview
Debentures
Series	Debt Outstanding as of September 30, 2022 (USD in millions)*	Effective interest rate	Effective interest rate debt component only	Indexation	Bond rating as of September 30, 2022	Duration (Years)
C	$150	3.2%	1.5%	None	A2.il stable	6.2
D	$109	3.2%	3.2%	None	A2.il stable	6.0
E	$27	4.4%	4.4%	None	Unrated	2.2
F	$124	3.1%	3.1%	None	A2.il stable	3.2
* Based on the exchange rate reported by the Bank of Israel on September 30, 2022, which was NIS 3.54 to US$1.00.
Debentures (Series E)
In June 2018, we issued NIS 135,000,000 (or approximately $38.1 million) (the “Series E Debentures”) par value of debentures, along with 30,375,000 options (Series 2). All of the unexercised options have expired as of September 30, 2022. The Series E debentures were issued under certain terms, including, but not limited to, the following terms:
•
the Series E Debentures are not linked to any index or currency;

•
the Series E Debentures are repayable in 13 payments, including 12 semi-annual payments, each at a rate of 3.5% of the principal amount and an additional payment, at a rate of 58.0% of the principal amount, which will be paid on March 1, 2025;

•
the Series E Debentures bear a fixed annual interest to be paid semi-annually, in March and September of each of the years 2018 to 2025 (inclusive). The Series E Debentures effective interest rate is approximately 4.4%;

•
the Series E Debentures is not secured by any collateral or other security; and

•
so long as the Series E Debentures remain outstanding, we are required to meet the following financial covenants:

•
equity according to our financial statements (audited or reviewed) will not be less than NIS 200 million (approximately $56.5 million);

•
the ratio between standalone net financial debt and net cap will not exceed 70% during two consecutive financial statements (audited or reviewed);

•
should standalone net financial debt exceed NIS 10 million (approximately $2.8 million), and the ratio of net financial debt (consolidated) to EBITDA (as defined in the indenture) as of the calculation date (if any) will not exceed 18 during more than two consecutive financial statements (audited or reviewed);

•
the equity to total balance sheet ratio in our standalone reports will be no less than 20% during two consecutive financial statements (audited or reviewed);

•
we will not create and/or will not agree to create, in favor of any third party whatsoever, a floating charge of any priority on all of its assets, i.e., a general floating charge, to secure any debt or obligation whatsoever; and

•
we will not perform any distribution except subject to the cumulative conditions specified in the trust deed of the debentures.

As of September 30, 2022, the remaining principal balance for payment in respect of the Series E Debentures was approximately $27 million.
Debentures (Series F)
In June 2019, April 2020 and August 2020, we issued NIS 222,000,000 (or approximately $62.7 million), NIS 101,010,101(or approximately $28.5 million) and NIS 234,860,000 (or approximately $66.3 million) par value of debentures respectively (the “Series F Debentures”). The Series F debentures were issued under certain terms, including, but not limited to, the following terms:
•
the Series F Debentures are not linked to index or currency;

•
the Series F Debentures are repayable in seven payments, including six annual payments, each at a rate of 8.0% of the principal amount and an additional payment at a rate of 52.0% of the principal amount, which will be paid on September 1, 2026;

•
the Series F Debentures bear a fixed annual interest to be paid semi-annually, in March and September of each of the years 2019 to 2026 (inclusive). The Series F Debentures weighted average effective interest rate is approximately 3.1%;

•
the Series F Debentures is not secured by any collateral or other security; and

•
so long as the Series F Debentures remain outstanding, we are required to meet the following financial covenants:

•
equity according to our financial statements (audited or reviewed) will not be less than NIS 375 million (approximately $105.9 million);

•
the ratio between standalone net financial debt and net cap will not exceed 70% during two consecutive financial statements (audited or reviewed);

•
should standalone net financial debt exceed NIS 10 million (approximately $2.8 million), the ratio of net financial debt (consolidated) to EBITDA (as defined in the indenture) as of the calculation date (if any) will not exceed 18 during more than two consecutive financial statements (audited or reviewed);

•
the equity to total balance sheet ratio in our standalone reports will be no less than 20% during two consecutive financial statements (audited or reviewed);

•
we will not create and/or will not agree to create, in favor of any third party whatsoever, a floating charge of any priority on all of its assets, i.e., a general floating charge, to secure any debt or obligation whatsoever; and

•
we will not perform any distribution except subject to the cumulative conditions specified in the trust deed of the debentures.

As of September 30, 2022, the remaining principal balance for payment in respect of the Series F Debentures was approximately $124 million.
Debentures (Series C)
In July 2021 and March 2022, respectively, we issued NIS 367,220,000 (or approximately $103.7 million) and NIS 164,363,000 (or approximately $46.4 million) par value of debentures respectively (the “Series C Debentures”). The Series C debentures were issued under certain terms, including, but not limited to, the following terms:
•
the Series C Debentures are not linked to index or currency;

•
the Series C Debentures are repayable in a single payment on September 1, 2028;

•
the Series C Debentures weighted average interest rate and effective interest rate is approximately 1.5% and 3.2%, respectively. The effective interest rate takes into account the embedded value of the equity component of the convertible bond;

•
the unpaid principal balance of the Series C Debentures is convertible into ordinary shares, according to the following schedule: from the date of listing of the Series C Debentures on the TASE and until December 31, 2023, each NIS 9.0 (or approximately $2.5) par value of the Series C Debentures will be convertible into one of our ordinary shares; and (ii) from January 1, 2024 to August 22, 2028, each NIS 24.0 (or approximately $6.80) par value of the Series C Debentures will be convertible into one of our ordinary shares;

•
the Series C Debentures is not secured by any collateral or other security; and

•
so long as the Series C Debentures remain outstanding, we are required to meet the following financial covenants:

•
equity according to our financial statements (audited or reviewed) will not be less than NIS 1,250 million (approximately $353.1 million);

•
the ratio between standalone net financial debt and net cap will not exceed 65% during two consecutive financial statements (audited or reviewed);

•
the ratio of net financial debt (consolidated) to EBITDA (as defined in the indenture) as of the calculation date (if any) will not exceed 15 during more than two consecutive financial statements (audited or reviewed);

•
the equity to total balance sheet ratio in our standalone reports will be no less than 25% during two consecutive financial statements (audited or reviewed);

•
we will not create and/or will not agree to create, in favor of any third party whatsoever, a floating charge of any priority on all of its assets, i.e., a general floating charge, to secure any debt or obligation whatsoever; and

•
we will not perform any distribution except subject to the cumulative conditions specified in the trust deed of the debentures.

As of September 30, 2022, the remaining principal balance for payment in respect of the Series C Debentures was approximately $150 million.
Debentures (Series D)
In July 2021, we issued NIS 385,970,000 (or approximately $109.0 million) par value debentures (the “Series D Debentures”). The Series D debentures were issued under certain terms, including, but not limited to, the following terms:
•
the Series D Debentures are not linked to index or currency;

•
the Series D Debentures are repayable two payments, each at a rate of 50% of the principal amount, on September 1, 2027 and 2029;

•
the Series D Debentures bear a fixed annual interest of 1.5%, to be paid semi-annually, in March and September of each of the years 2021 to 2029 (inclusive);

•
the Series D Debentures effective interest rate is approximately 3.15%;

•
the Series D Debentures is not secured by any collateral or other security; and

•
so long as the Series D Debentures remain outstanding, we are required to meet the following financial covenants:

•
equity according to our financial statements (audited or reviewed) will not be less than NIS 1,250 million (approximately $353.1 million);

•
the ratio between standalone net financial debt and net cap will not exceed 65% during two consecutive financial statements (audited or reviewed);

•
the ratio of net financial debt (consolidated) to EBITDA (as defined in the indenture) as of the calculation date (if any) will not exceed 15 during more than two consecutive financial statements (audited or reviewed);

•
the equity to total balance sheet ratio in our standalone reports will be no less than 25% during two consecutive financial statements (audited or reviewed);

•
we will not create and/or will not agree to create, in favor of any third party whatsoever, a floating charge of any priority on all of its assets, i.e., a general floating charge, to secure any debt or obligation whatsoever; and

•
we will not perform any distribution except subject to the cumulative conditions specified in the trust deed of the debentures.

As of September 30, 2022, the remaining principal balance for payment (principal and interest payable) in respect of the Series D Debentures was approximately $109 million.
For more information regarding our debentures, see Note 15 to our consolidated financial statements included elsewhere in this prospectus.
Credit facility
In July 2021, we entered into credit agreements (the “Credit Agreements”) with Bank Hapoalim Ltd. for NIS 250 million (or approximately $70.6 million) and with Bank Leumi Le-Israel Ltd. (together with Bank Hapoalim Ltd., the “Lenders”) for NIS 150 million (or approximately $42.4 million) (the “Credit Facilities”). As of September 30, 2022, we have not drawn any funds under the Credit Facilities.
The Credit Facilities include certain terms, including, but not limited to, the following terms:
•
the facility period shall be 18 months following the date of provision of credit;

•
repayment of principal will be made in one payment, 60 months after the date of provision of credit. The interest will be paid on a quarterly basis; and

•
so long as the Credit Facilities remain outstanding, we are required to meet the following covenants:

•
to submit routine and standard reports to the Lenders;

•
to maintain a rating of Baa3.il, or a corresponding rating, from one of the local rating agencies (Maalot or Midroog), or from one of the international rating agencies (Moody’s and/or S&P);

•
to maintain a current negative pledge and a negative pledge in favor of the Lenders, in respect of proceeds which will be received by some of our subsidiaries, as defined in the Credit Agreements.

•
to maintain our total equity, as defined in the Credit Agreements, above a total of NIS 1 billion (or approximately $282.5 million;

•
the ratio between standalone net financial debt and net cap will not exceed 70% during two consecutive quarters;

•
the result obtained by dividing the net financial debt ratio by operating profit for debt service, on a consolidated basis, will not exceed 18 during two consecutive quarters; and

•
the equity to total balance sheet ratio, on a standalone basis in our separate financial information, as defined in the Credit Agreements, will not fall below 20% during two consecutive quarters.

Private placement
On August 16, 2022, we completed a private placement of 57,692,308 of our ordinary shares to entities affiliated with Altshuler Shaham Investment House for an aggregate consideration of approximately NIS 450 million (or approximately $        according to the BOI Exchange Rate). Each ordinary share was sold at a price of NIS 7.80 (or approximately $        according to the BOI Exchange Rate), reflecting a discount of 2.5% compared to NIS 8.00 (or approximately $      based on the BOI Exchange Rate), which was the closing price of our ordinary shares on August 15, 2022, the most recent trading day on the TASE prior to the consummation of the private placement. We intend to use the proceeds from this private placement for project equity financing, construction and development of our projects, working capital purposes and general corporate purposes.
Sources of liquidity
The following table summarizes the major components of our net cash flows for the periods presented:
	Nine months ended September 30,		Year ended December 31,
	2022	2021	2021	2020
	(in millions)
	(Unaudited)
Net cash provided by operating activities	$53.4	$27.5	$52.0	$38.8
Cash from financing activities
Project level finance net of repayments	348.3	238.4	331.1	210.4
Project level tax equity	—	—	—	—
Project level cash from equity partners net of distributions	13.8	37.6	65.6	18.9
Holding company debt issuance net of repayments	31.1	196.4	196.8	45.2
Holding company equity issuance	206.6	175.1	175.1	105.9
Deferred financing costs	(3.2)	(7.8)	(9.9)	(31.5)
Other	9.4	(3.3)	(6.3)	(5.4)
Total Sources	$606.1	$636.3	$752.3	$343.5
Net cash used in investing activities
Capital Expenditures and acquisition expenses	$648.4	$477.5	$640.4	$481.9
Short term investments	(0.2)	5.2	4.2	10.6
Total Uses	648.2	482.7	644.6	492.4
Net change in cash	$11.3	$181.2	$159.7	$(110.1)

	Nine months ended September 30,		Year ended December 31,
	2022	2021	2021	2020
			(in thousands)
Net cash provided by (used in) operating activities	$53,404	$27,521	$52,023	$38,810
Net cash provided by (used in) investing activities	(648,238)	(482,660)	(644,638)	(492,450)
Net cash generated from financing activities	606,128	636,334	752,314	343,528
Operating activities
Our primary source of operating cash is cash received from the sale of electricity largely through offtake contracts and management and construction fee income earned from services we provide to our projects and third parties. Our primary uses of operating cash are amounts due to vendors related to the operation of our renewable energy projects, as well as our general and administrative expenses.
For the nine months ended September 30, 2022, net cash provided by operating activities of $53.4 million was attributable to a net income of $27.2 million, adjusted by net, non-cash charges of $52.6 million, a net increase in working capital of $16.9 million, net cash interest expense of $21.8 million, income tax payment of $3.1 million, and Financial Asset Payments of $15.4 million. The non-cash charges consisted primarily of depreciation and amortization in the amount of $28.8 million, finance expenses in respect of project finance loans in the amount of $39.5 million and share-based payments in the amount of $7.5 million, offset by finance income from contract asset in respect of concession arrangements in the amount of $14.6 million.
For the nine months ended September 30, 2021, net cash provided by operating activities of $27.5 million was attributable to a net income of $13.6 million, adjusted by net, non-cash charges of $20.7 million, a net increase in working capital of $12.8 million, net cash interest expense of $18.1 million, income tax payment of $3.2 million, and Financial Asset Payments of $27.4 million. The non-cash charges consisted primarily of depreciation and amortization in the amount of $14.4 million, finance expenses in respect of project finance loans in the amount of $22.0 million and share-based payments in the amount of $1.8 million, offset by finance income from contract asset in the amount of $19.3 million.
The decrease in net income and the increase in non-cash charges were primarily driven by an increase in finance related expenses resulting from a 4.4% increase in the consumer price index in Israel as compared to an increase of 2.2% in the prior year, which serves as the linkage basis for our Israeli project finance. In addition, the increase in non-cash charges was also driven by an increase in depreciation expenses related to the beginning of operations of the Picasso, Selac, Emek Habacha and Halutziot projects.
For the year ended December 31, 2021, net cash provided by operating activities of $52.0 million was attributable to a net income of $21.7 million, adjusted by net, non-cash charges of $34.0 million, a net increase in working capital of $9.8 million, net cash interest expense of $23.2 million, income tax payment of $3.5 million, and Financial Asset Payments of $32.9 million. The non-cash charges consisted primarily of depreciation and amortization in the amount of $20.5 million, finance expenses in respect of project finance loans in the amount of $27.7 million and share-based payments in the amount of $4.0 million, offset by finance income from contract asset in the amount of $24.3 million.
For the year ended December 31, 2020, net cash provided by operating activities of $38.8 million was attributable to a net loss of $41.0 million, adjusted by net, non-cash charges of $84.9 million, a net decrease in working capital of $4.5 million, net cash interest expense of $40.0 million, income tax payment of $0.86 million, and Financial Asset Payments of $31.2 million. The non-cash charges consisted primarily of depreciation and amortization in the amount of $15.9 million, finance expenses in respect of project finance loans in the amount of $25.9 million, finance expenses in respect of prepayment of loans in the amount of $67.6 million and share-based payments in the amount of $2.3 million, offset by finance income from contract asset in the amount of $16.2 million.

The increase in net income was primarily due to new revenues generated following the beginning of operations of the Picasso and Selac projects. The decrease in net cash interest expense and the decrease in non-cash charges were primarily driven by a decrease in interest payments resulting from debt refinancing in 2020. In addition, the decrease in non-cash charges was also driven by an increase in depreciation expenses related to the beginning of operations of the Picasso and Selac projects.
Investing activities
Our investing activities primarily consist of capital expenditures related to project acquisitions and the purchase of property, plant and equipment related to our Mature Projects.
For the nine months ended September 30, 2022, net cash used in investing activities was $648.2 million, which was primarily related to project development and construction.
For the nine months ended September 30, 2021, net cash used in investing activities was $482.7 million, which was primarily related to project development and construction.
The increase in net cash used in investing activities for the nine months ended September 30, 2022, as compared to the nine months ended September 30, 2021, was primarily due to an increase in project development and constructions expenses resulting from an increase in development and construction operations.
For the year ended December 31, 2021, net cash used in investing activities was $644.6 million, which was primarily related to acquisitions and project development and construction.
For the year ended December 31, 2020, net cash used in investing activities was $492.5 million, which was primarily related to acquisitions and project development and construction.
The increase in net cash used in investing activities for the year ended December 31, 2021, as compared to the year ended December 31, 2020, was primarily due to the upfront consideration paid for the Clēnera Acquisition and an increase in project development and constructions expenses.
Financing activities
Our financing activities primarily consist of issuance of non-recourse project finance debt, issuance of corporate bonds and equity and project equity from our various partners.
For the nine months ended September 30, 2022, net cash provided by financing activities was $606.1 million, which was primarily related to cash received from project level financing net of repayments of $348.3 million, cash received from our project equity partners of $13.8 million and cash received from our holding company debt and equity issuances of $237.8 million.
For the nine months ended September 30, 2021, net cash provided by financing activities was $636.3 million, which was primarily related to cash received from project level financing net of repayments of $238.4 million, cash received from our equity partners of $37.6 and cash received from our holding company debt and equity issuances of $371.5 million.
The decrease in net cash provided by financing activities for the nine months ended September 30, 2022, as compared to the nine months ended September 30, 2021, was primarily due to a decrease in the amount of equity and debt raised at the holding company level.
For the year ended December 31, 2021, net cash provided by financing activities was $752.3 million, which was primarily related to cash received from project level financing net of repayments of $331.1 million, cash received from our project equity partners of $65.6 million and cash received from our holding company debt and equity issuances of $371.9 million.
For the year ended December 31, 2020, net cash provided by financing activities was $343.5 million, which was primarily related to cash received from project level financing net of repayments of $210.4 million, cash received from our equity partners of $18.9 and cash received from our holding company debt and equity issuances of $151.1 million.

The increase in net cash provided by financing activities for the year ended December 31, 2021, as compared to the year ended December 31, 2020, was primarily due to increases in the amount of equity and debt raised at the holding company level and the amount of project level financing.
Earn-Out
As part of the Clēnera Acquisition, we agreed to pay to the sellers a performance based earn-out payment of up to a maximum aggregate payment of $232 million (the “Earn-Out”). The Earn-Out payment is tied to certain projects developed by Clēnera and the date at which such projects are placed in service, as well as the retention of the co-founders. If the date in which a project is placed in service is delayed, the Earn-Out payment for such project is reduced, and no Earn-Out payment shall be paid with respect to any project that reaches placed in service following December 31, 2025, except for projects CoBar A and CoBar SRP where Earn-Out payments may be paid until December 31, 2026. Payment of the Earn-Out will be made using cash on the balance sheet. In addition to the Earn-Out, the founders of Clēnera retain an option to sell their remaining 9.9% ownership stake to us for up to $43 million (depending on the achievement of certain milestones), exercisable on the fifth anniversary of the consummation of the Clēnera Acquisition (August 2026).
Off Balance Sheet Arrangements
As of September 30, 2022, except as noted in our financial statements, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K.
Critical Accounting Policies and Estimates
The preparation of financial statements in accordance with IFRS requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expense during the reporting period. Our management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates. The critical accounting policies and estimates, assumptions and judgments that we believe have the most significant impact on our consolidated financial statements are described below.
Recognition of deferred tax asset in respect of tax losses
We recognize a tax asset in the statement of financial position when taxable profits are expected to arise in the future, against which the carryforward losses can be used. Insofar as we expect that carryforward losses which were recognized as tax assets in previous periods will not be used, we reserved a deferred tax asset in the statement of income.
Useful lifetime of fixed assets
We engage technical and legal consultants to determine the useful lifetime of the facilities that we own and which are accounted for according to the fixed assets method. We are also required to use judgment when determining the depreciation period of fixed assets which reflects the future economic benefits inherent in the asset.
Measurement of contingent consideration in respect of business combination
For the purpose of determining contingent consideration in respect of business combinations, we estimate the amount of the projected future consideration according to the milestones which were determined in the respective purchase agreement.
Recognition of facilities as contract assets / fixed assets
For the purpose of determining whether our engagements in connection with the construction and operation of photovoltaic systems and farms for production of electricity from wind energy are covered under IFRS

Interpretations Committee 12 (“IFRIC”), significant judgment is required, including in respect of the legal interpretations regarding the series of laws, licenses and agreements in the relevant arrangement, for the purpose of determining the extent of the state’s control over the provided services, and in respect of the determination of the materiality of the residual value at the end of the agreement period.
As part of the evaluation, we are required to exercise judgment regarding the facility’s operating period, beyond the period of the arrangement, the expected revenues and costs from its continued operation, and the cash flow discount rate which was used in the calculation. When the conclusion is that the residual value from the continued additional operation, beyond 20 years, is negligible relative to the value of the entire facility, those facilities will fall under IFRIC 12. If the conclusion is that the residual value from continued operation beyond 20 years is significant relative to the value of the entire facility, those facilities will fall under the application of International Accounting Standards 16.
Recognition of project costs as assets
For the purpose of determining whether project costs can be discounted as an asset, our management conducts an assessment in which it evaluates whether the series of statutory permits, land ties, possibility for electricity connection, etc., in the project, lead to the conclusion that the project will produce economic benefits for us (in other words, whether the project is expected to reach completion of construction and commercial operation). When regulatory approvals are not expected to be obtained, we amortize the development costs to the statement of income.
Recoverable amount of a cash generating unit which includes goodwill
The determination of cash flows is based on various assumptions regarding the results of the future operation of the cash generating unit. Changes in estimates due to changes in these assumptions, or in the discount rate, could affect profit.
Recently Issued Accounting Pronouncements
See Note 3 to our consolidated financial statements included elsewhere in this prospectus for a description of recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted.
Quantitative and Qualitative Disclosure about Market Risk
We are exposed to market risks in the ordinary course of our business. Market risk is the potential loss that may result from market changes associated with our business. Types of market risks include interest rate and counterparty credit risks, among other forms of market risks.
Interest Rate Risk
We have long-term debt instruments that subject us to the risk of loss associated with movements in market interest rates. See Note 27 to our audited financial statements for more information about our long-term debt. See “—Liquidity and Capital Resources—Credit Facility” and “—Liquidity and Capital Resources—Debentures” for a further description of the terms of our existing financings. We use interest rate swaps to manage our exposure to fluctuations in interest rates, primarily in the context of our indebtedness. We generally match the tenor and amount of these instruments to the tenor and amount, respectively, of the related debt financing. We also will have exposure to changes in interest rates with respect to the Credit Agreements to the extent that we make draws under the Credit Facilities.
Credit risk
Risks surrounding counterparty performance and credit risk could ultimately affect the amount and timing of expected cash flows. Credit risk relates to the risk of loss resulting from non-performance or non-payment by counterparties under the terms of their contractual obligations. We intend to monitor and manage credit risk through credit policies that include a credit approval process and by contracting with investment-grade counterparties. We also seek to mitigate counterparty risk by having a diversified portfolio of counterparties.
JOBS Act
We qualify as an “emerging growth company” pursuant to provisions of the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an emerging growth company, we intend to rely on certain exemptions available under the JOBS Act, including, without limitation, providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 and complying with any requirement that may be adopted regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis). These exemptions will apply for a period of five years following the closing of this offering; although, if the market value of our shares that are held by non-affiliates exceeds $700 million as of any six-month period ending June 30 before that time, we would cease to be an emerging growth company as of the following December 31.

BUSINESS
Overview
We are a global renewable energy platform, founded in 2008 and publicly traded on the TASE since 2010. We develop, finance, construct, own and operate utility-scale renewable energy projects. We primarily generate revenue from the sale of electricity produced by our renewable energy facilities, pursuant to long-term PPAs. Our control over the entire project life cycle, from greenfield development to operations, enables us to deliver strong project returns and rapid growth. Furthermore, we distinguish ourselves through our diverse global presence and multi- technology capabilities, which allow us to strategically optimize our capital allocation between geographies and renewable technologies to deliver highly profitable projects at reduced risk. As of the Approval Date, our global portfolio of utility-scale, renewable energy projects included approximately 17.0 GW of multi-technology generation capacity and approximately 15.3 GWh of energy storage capacity, of which approximately 4.0 GW and approximately 2.1 GWh, respectively, are from Mature Projects.
We act as both a project developer and a power producer, controlling the entire project life cycle in between. Our successful track record and expertise in project development, having reached RTB on projects with an aggregate capacity of over 3.5 GW globally (including projects developed by Clēnera prior to the Clēnera Acquisition) from our founding to the Approval Date, enables us to identify and deliver highly profitable projects. Our in-house project development capability, which includes extensive greenfield development capabilities across our largest markets, gives us access to projects that we believe many of our competitors (both strategic and financial investors) either could not access or could not access at an attractive cost. Our development arm also serves as our organic growth engine, providing us with significant levels of visibility into the future of our business through our large project pipeline. Moreover, as a power producer with approximately 1.4 GW of capacity across our Operational Projects as of the Approval Date, we benefit from steady long-term, contracted cash flow, which we believe will increase as our projects under construction, in pre-construction or with signed PPAs, including approximately 2.5 GW of generation capacity and approximately 2.1 GWh of energy storage capacity, reach commercial operation. These long-term cash flows facilitate the financing of our overall activity at a competitive cost of capital.
Since our founding in 2008, we have transformed into a global renewable energy platform, operating across 11 different countries on three continents and across multiple technologies. From a technological perspective, we develop wind energy and solar energy projects, as well as energy storage projects, both collocated with solar energy projects and on a standalone basis. From a geographical perspective, we operate at scale in nine different countries throughout Europe, in 17 U.S. states and in Israel. Our global platform includes what we believe are some of the largest onshore wind and solar projects across the United States, Western Europe, CEE and Israel, which are either operational, under construction, pre-construction or with signed PPAs, highlighting our ability to identify and deliver projects of scale across our global platform. In August 2021, we established our operations in the United States through the acquisition of Clēnera, a U.S.-based greenfield developer of utility-scale solar energy and energy storage projects, with a focus on the Western United States. Of our 4.0 GW of Mature Projects, 1.7 GW was located in the United States through Clēnera as of the Approval Date. We believe that our unique breadth of market presence and multi-technology capabilities enable us to optimize our capital allocation, based on power market fundamentals, changing regulatory environments, supply chain access and other considerations, while also diversifying our portfolio of projects and limiting our exposure to individual market disruptions.
Our control over the entire project life cycle coupled with our strategic approach to market and technology selection has enabled us to both develop projects with differentiated returns on investment and deliver rapid growth. Multiplying the sum of our Segment Adjusted EBITDA for each of the Israel, Central Eastern Europe and Western Europe segments for the three months ended September 30, 2022 (as presented in Note 7 to our consolidated financial statements for the nine months ended September 30, 2022, included elsewhere in this prospectus) by four (in order to have it annualized) and dividing the resulting amount by approximately $1.6 billion, which is the aggregated amount of invested capital in our projects that were operational as of July 1, 2022, results in a ratio of 11.5%. Additionally, the aggregate capacity of our Mature Projects has increased by an approximate 60% CAGR from 2016 to 2021.
Figure 1: Consistent growth in Mature Projects capacity
Finally, our management team, led by our co-founder and Chief Executive Officer, Gilad Yavetz, has successfully navigated the evolving global renewables industry for over 14 years. By building a unique global renewable energy platform focused on delivering profitable projects and robust accretive growth, our management has created significant shareholder value. Our ordinary share price on the TASE has increased at an approximate 37% CAGR over the last five years compared to the S&P 500 index, which increased at an approximate 7% CAGR, and the S&P Renewables index, which increased at an approximate 17% CAGR. Over the last five years, Enlight’s share price has increased by approximately 390%, outperforming the S&P Renewables index by more than 275%. We note, however, that the companies included in the S&P 500 index and the S&P Renewables index differ from ours and that the future results of our business and operations may differ from our historical results.
Figure 2: Significant outperformance relative to S&P 500 and S&P Renewables index

Source: FactSet (as of September 30, 2022)
Our history
Established in 2008 by our three co-founders, Gilad Yavetz, Zafrir Yoeli and Amit Paz, Enlight began as a company focused on developing small-scale greenfield solar energy projects in Israel. Over the past 14 years, we have transformed into a global renewables platform with, as of the Approval Date, an approximate 17.0 GW portfolio across 11 different countries and 217 employees, focused on delivering utility-scale renewable energy projects. Our transformation has been driven by a tailored strategy of gradual entry into new markets, coupled with a clear focus on execution. As a founder-led company with an owner’s mindset, we pride ourselves on our proven track record of success in scaling our business.

Year-end market cap ($mm)
2008	**Our Founding**	n.a.
2009	First project finance closed in Israel for rooftop solar energy project	n.a.
2010	**Listing on the Tel Aviv Stock Exchange**	$10
2011	Initiation of onshore wind energy development activities in Israel	$18
2012	**First solar energy project in Europe**	$16
2013	Onset of construction of Halutziot	$73
2014	First wind energy project in Europe	$64
2015	**Commercial operation of Halutziot**	$58
2016	Entry into the Balkan wind energy market	$89
2017	Entry into the Hungarian solar energy market	$248
2018	**Acquisition of the biggest onshore wind energy project under development in Spain**	$253
2019	Entry into the Swedish wind energy market	$945
2020	Acquisition of Björnberget, one of the largest onshore wind energy farms in Europe	$1,717
2021	**Entry into the United States through the Clēnera Acquisition**	$2,280
Q3 2022[1]	Reached over 1 GW of capacity for our Operational Projects, including the largest operational wind farm in Spain	$2,159

(1) Market capitalization figure is as of September 30, 2022.
Entry into the United States through the Clēnera Acquisition
In August 2021, we established our operations in the United States through the acquisition of a 90.1% equity interest in Clēnera, a major U.S.-based developer of utility-scale solar energy and energy storage projects. Established in 2013 by two co-founders, Clēnera had developed and sold 1.6 GW of solar energy projects prior to the Clēnera Acquisition. With its headquarters based in Boise, Idaho, Clēnera is, to our knowledge, a market leader in the Western United States, pioneering what we believe are the largest renewable energy projects in the region. The Clēnera Acquisition, which was conducted in a bilateral engagement, entailed an upfront payment of $158 million upon closing with an additional consideration of up to $232 million depending on the achievement of performance-based milestones, which include the realization of Development Projects and the retention of Clēnera’s two co-founders. The co-founders have also retained a 9.9% equity stake in Clēnera. The transaction is a major milestone for us and we believe Clēnera will be an important component of our business as the energy transition in the United States accelerates, particularly in light of the passage of the Inflation Reduction Act as discussed elsewhere in this prospectus.
Our business model: control over the entire project life cycle
We believe we are uniquely positioned as a global renewable energy platform with end-to-end control over the project life cycle from development to ownership and operations. Our integrated capabilities across project sourcing, engineering, design, procurement, construction, asset management, and finance enable us to achieve strong project returns and source and develop new projects to support robust long-term growth.

•
Project and business development:   We maintain a high-caliber project and business development team of 40 employees across the United States, Europe and Israel. Our in-house greenfield project development team provides us with the expertise to source greenfield projects in our largest individual markets: the United States, Spain and Israel. In markets where we have strategically elected not to develop in-house greenfield development teams largely due to their smaller size, we have established and cultivated co-development partnerships with leading local developers. This gives us access to projects which we believe many of our competitors (both strategic and financial investors) either could not access or could not access at an attractive cost.   In addition, our business development team sources project acquisition opportunities across various stages of development. In collaboration with our project development team, we can then create value through project optimization and the completion of the development. For example, we acquired Gecama, a Spanish wind energy project in the middle of the development phase, and optimized its value by increasing the project size by 17 MW and completing all remaining development milestones to reach RTB status.

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Engineering and design:   Once projects are sourced, our internal engineering teams leverage our design expertise to optimize each project. We take an active role in the design and planning of our projects, enabling us to tailor the design to accommodate a wide range of equipment alternatives. Our procurement teams can then focus on acquiring equipment at an optimal cost without triggering the need to reconfigure the project design.

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Procurement:   Our global operations have required us to establish, maintain and continuously grow our supply chain as we have expanded our geographic footprint across three continents and 11 different countries. Today, our supply chain function is overseen by a global team that works seamlessly to align project needs across geographies with the available supply of inverters, solar panels, wind turbines and energy storage systems among other components. Our global approach to procurement allows us to approach suppliers with significant scale and negotiate attractive pricing. Moreover, our global presence gives us the flexibility to distribute and reallocate resources as needed between geographies.

Our largest suppliers to date in Europe and Israel for our wind energy projects included all of the major wind turbine manufacturers such as Nordex, Siemens Gamesa, Vestas, Enercon and General Electric. Our largest suppliers of solar panels for our solar energy projects in Europe and Israel have included LONGi, Jinko and JA Solar. Our largest suppliers to date for our energy storage projects in Israel include CATL and Sungrow. In the United States, Clēnera has historically sourced solar panels from BYD, Hanwha, Canadian Solar, Risen and Trina Solar for the projects developed and sold prior to the Clēnera Acquisition. However, in response to AD/CVD and UFLPA, we are continuously identifying and cultivating new supplier relationships to ensure a steady supply of components for our U.S.-based projects. For example, we have sourced solar panels for Apex Solar, our first project that we expect to become operational in the United States since the Clēnera Acquisition, from an Indian supplier, which is outside the scope of the Department of Commerce Investigation. Our largest supplier to date for our U.S.-based energy storage projects is a U.S. domestic battery manufacturer.
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Construction:   Our construction management team is crucial to supporting the quality of our projects, which reduces our O&M expenses once a project is operational and supports higher project uptimes. Our experienced construction managers closely monitor our EPC contractors’ progress, quality of work and performance testing before we release the final payment to the contractor.

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Asset management:   We possess a best-in-class asset management team that is strategically located across markets to efficiently provide ongoing asset monitoring and maintenance services. The team is comprised of experts in the fields of commercial and technical project management, electricity trading (for projects where we sell electricity under a Merchant Model) and environmental management. In addition to our Operational Projects, we provide asset management services for 1.6 GW of projects developed by Clēnera and sold to third parties prior to the Clēnera Acquisition. The scale of our asset management activity provides us with a constant feedback loop on optimal project design and components for future projects.

•
Finance:   Our operational expertise is complemented by a finance function that is focused on maximizing project equity returns and is comprised of a team with decades of corporate and project finance experience in the renewables sector. We leverage our global footprint and scale to secure non-recourse project finance from local banking partners across our target markets. Our network enables us to also source bespoke financing packages. For example, for our project Gecama in Spain, we were able to secure 50% non-recourse financing that allows us to sell electricity solely under a Merchant Model one of the largest merchant financing packages of its kind in Europe. In the United States we have deep relationships with several major tax equity providers. Clēnera raised approximately $735 million of tax equity financing for the 1.6 GW of projects developed and sold prior to the Clēnera Acquisition. We have also cultivated deep relationships with Israeli institutional investors, who have helped finance our growth to date through corporate equity, unsecured debt and project level equity at a competitive cost.
Our portfolio
We classify our projects into three categories:
•
Development Projects, which includes projects in various stages of development that are not expected to commence construction within 24 months of the Approval Date;

•
Advanced Development Projects, which includes projects that are expected to commence construction within 13 to 24 months of the Approval Date; and

•
Mature Projects, which includes projects that are operational, under construction, in pre-construction (meaning, that such projects are expected to commence construction within 12 months of the Approval Date) or have a signed PPA.

These three categories are sequential and reflect the progression from being categorized first as a Development Project, then an Advanced Development Project and finally a Mature Project.
Overview of Enlight’s consolidated portfolio of projects as of the Approval Date
	Mature Projects	Advanced Development Projects	Development Projects	Total portfolio
Generation capacity (GW)	4.0	3.1	9.9	17.0
Storage capacity (GWh)	2.1	5.2	8.0	15.3
Mature Projects
With a geographically and technologically diverse portfolio of Mature Projects, including 4.0 GW of generation capacity and 2.1 GWh of energy storage capacity as of the Approval Date, we enjoy the benefits of steady cash flow from our Operational Projects and significant visibility into our growth from our Mature Projects under construction, in pre-construction, or contracted with signed PPAs.
As of the Approval Date, approximately 76% of the capacity of our Mature Projects was contracted with an average remaining PPA term of 18 years. Furthermore, approximately 28% of the capacity of our Mature Projects was contracted under inflation-linked PPAs, which we believe could supply us with an additional source of revenue growth based on the current inflationary environment. In select markets where electricity prices are expected to remain elevated over the medium to long-term, such as Spain, we sell electricity under the Merchant Model. In such markets, we carefully and strategically take on exposure to Merchant Risk but are entering into short-term hedging agreements to actively manage that exposure. As of the Approval Date, approximately 20% of the capacity of our Mature Projects is exposed to Merchant Risk. We believe that these projects have the potential to generate profits on a per MW basis that is superior to the profits that could be achieved under a PPA in such markets.

Mature Project portfolio map
Breakdown of Mature Projects by project status, technology, region and contract status as of the Approval Date

Operational Projects (including unconsolidated projects at share)(1)
Segment	Country	Project name	Technology	Operational year	Sales tariff (USD per MWh)	Approximate Enlight share	PPA/FIT duration	Inflation indexed PPA	Capacity MWdc
Israel	Israel	Emek Habacha	Wind	2022	102	41%	2042	Yes	109
		Halutziot	Solar	2015	184	90%	2035	Yes	55
		Sunlight 1 + 2	Solar	2018—2020	56—59	50%—100%	2041—2042	Yes	67
		Israel Solar Projects	Solar	2013—2015	319(2)	98%(2)	2033—2035	Yes	31
Total Israel									262
Western Europe	Sweden	Picasso	Wind	2021	Confidential	69%	2033(3)	No	113
	Sweden	Björnberget	Wind	2022	Confidential	55%	2032	No	372
	Ireland	Tully	Wind	2017	79	50%	2032	Yes	14
	Spain	Gecama	Wind	2022	NA	72%	Merchant	NA	329
Total Western Europe							Model		828
CEE	Kosovo	Selac	Wind	2021	85	60%	2034	Yes	105
	Serbia	Blacksmith	Wind	2019	99	50%	2031	Yes	105
	Croatia	Lukovac	Wind	2018	107	50%	2032	Yes	49
	Hungary	Attila	Solar	2019	96	50%	2039	Yes(5)	57
Total CEE									316
Total consolidated projects									1,406
Israel (not consolidated)	Israel	Israel Solar	Solar	2020—2021	65(2)	50%	2042—2046	Yes	24
Total consolidated and unconsolidated JVs at share							12.5 years remaining		1,418
(1) The figures in this chart are rounded to the nearest whole number.
(2) This figure is calculated on an average basis across multiple projects.
(3) Approximately 50% of the energy generated by this project is sold under a 12-year PPA to a large German utility company while the remaining energy is sold under the Merchant Model on the Nord Pool.
(4) This project is expected to reach full COD by the end of the first quarter of 2023. Approximately 70% of the electricity generated by this project over the first five years of the PPA term and approximately 50% of the electricity generated from year six through year 10 of the PPA term will be sold to a large multinational technology company.
(5) Approximately 50% of the energy generated by this project is sold under a 12-year PPA to a large German utility company while the remaining energy is sold under the Merchant Model on the Nord Pool.
Projects under construction, as of the Approval Date(1)
Geographic sector	Country	Project name	Technology	Expected COD date(2)	Sales tariff (USD per MWh)	Expected approximate Enlight share	PPA/FIT duration	Inflation indexed PPA	Storage capacity MWh	Capacity MWdc
US(3)	Montana	Apex Solar	Solar	Q2/23	Confidential	90%	20 years	No		105
Total US										105
Israel	Israel	Genesis Wind	Wind	Q3/23	94	60%	20 years	Yes		189
		Solar + Storage 1	Solar	Q1/24	57	89%	23 years	Yes	155	89
Total Israel									155	278
CEE	Hungary	ACDC	Solar	Q1/23	66	100%	15 years	Yes		26
Total CEE										26
Total consolidated projects							20.3 years		155	409

(1) The figures in this chart are rounded to whole numbers or the nearest hundredth decimal, as applicable.
(2) Our expectations regarding projects’ COD are forward looking information and are mainly based on our management’s current expectations and estimates of future events and trends, which affect or may affect our business, operations and industry. For more information, see “Special Note Regarding Forward-Looking Statements.”
(3) While we own 90.1% of Clēnera, we invest 100% of the equity requirements for our U.S.-based projects. In return, we receive 100% of the distributable cash flow until we return our capital investment, plus a high single-digit preferred return.
Projects in pre-construction (expected to begin construction within 12 months of the Approval Date)(1)
Geographic sector	Country	Project name	Technology	Expected COD date(2)	Expected approximate Enlight share	PPA/FIT duration	Inflation indexed PPA	Storage capacity MWh	Capacity MWdc
Israel	Israel	Solar + Storage 2	Solar	Q3/24(3)	53%	23 years	Yes	492	165
	Israel	Genesis Wind Expansion	Wind	Q3/23	60%	20 years	Yes	—	18
	Israel	Yatir	Wind	Q2/25	50%	—	—	—	38
Total Israel								492	221
US(3)	New Mexico	Atrisco	Solar	Q2/24	90%	20 years	No	1,200	360
	Iowa	Coggon	Solar	Q2/24	90%	20 years	No	—	127
	Michigan	Gemstone	Solar	Q2/25	90%	20 years	No	—	165
	Utah	Faraday A	Solar	Q3/25	90%	—	NA	60	63
	Arizona	Co bar A	Solar	Q4/24	90%	18 years	No	—	100
	Arizona	Co bar SRP	Solar	Q4/24	90%	20 years(4)	No	—	480
Total US								1,260	1,295
CEE	Hungary	Tapolca	Solar	Q2/24	100%	Merchant	NA	—	60
Total CEE						Model		—	60
Western Europe	Spain	Gecama Solar	Solar	Q4/24	72%	Merchant Model	NA	200	250
Total consolidated projects								1,952	1,826
Israel (not consolidated)	Israel	Dual-use tender 1	Solar	Q1/25	50%	15 years	Yes	—	40
CEE (not consolidated)	Serbia	Pupin	Wind	Q4/24	33%	—	—	—	96
Total consolidated and consolidated JVs at share						20.1 years		1,952	1,878
(1) The figures in this chart are rounded to whole numbers.
(2) Our expectations regarding projects’ COD are forward looking information and are mainly based on our management’s current expectations and estimates of future events and trends, which affect or may affect our business, operations and industry. For more information, see “Special Note Regarding Forward-Looking Statements.”
(3) This project will begin operations gradually.
(4) While we own 90.1% of Clēnera, we invest 100% of the equity requirements for our U.S.-based projects. In return, we receive 100% of the distributable cash flow until we return our capital investment, plus a high single-digit preferred return.
(5) The PPA for this project is in place for solar energy offtake but the PPA relating to energy storage remains under discussion.
Our pre-construction portfolio is largely comprised of storage projects and several large scale solar energy projects located in the United States, including Co bar SRP, one of the largest renewable energy projects in Arizona. These projects, which are in the region with the highest solar irradiance in the United States, stand to benefit significantly from the use of PTCs as provided for under the Inflation Reduction Act.
Contracted projects as of the Approval Date(1)
The below contracted projects, Rustic hills 1 and Rustic hills 2, are likely located in “energy communities” (as defined under the Inflation Reduction Act) and therefore stand to benefit from ITC or PTC adders of 10%.
Geographic sector	State	Project name	Technology	Expected COD date(2)	Enlight share	PPA/FIT duration	Inflation indexed PPA	Storage capacity MWh	Capacity MWdc
US(3)	Indiana	Rustic hills 1	Solar	Q2/25	90%	20 years	No	—	128
		Rustic hills 2	Solar	Q2/25	90%	25 years	No	—	128
Total contracted projects						22.5 years		—	256

(1) The figures in this chart are rounded to whole numbers.
(2) Our expectations regarding projects’ COD are forward looking information and are mainly based on our management’s current expectations and estimates of future events and trends, which affect or may affect our business, operations, and industry. For more information, see “Special Note Regarding Forward-Looking Statements.”
(3) While we own 90.1% of Clēnera, we invest 100% of the equity requirements for our U.S.-based projects. In return, we receive 100% of the distributable cash flow until we return our capital investment, plus a high single-digit preferred return.
Select case studies of Mature Projects
We believe that our ability to seamlessly develop, construct, own and operate utility-scale renewable energy projects in tandem with local stakeholders allows us to achieve differentiated project returns and be competitive in a diverse set of markets globally. The below projects are representative of our approach to project development and asset ownership and illustrate how we have applied the methodology described in this prospectus to certain projects.
Genesis Wind—Israel
Technology	Location	Expected COD	PPA/FIT duration	Price per MWh USD	Offtaker	Capacity (MWdc)
Wind	Israel	Q3/23	20 years	93	IEC	189
Genesis Wind highlights our extensive greenfield development capabilities and our control over the entire project life cycle. We secured the land across seven major agricultural landowners, navigated a highly complex permitting process across numerous government agencies, including the Israel Ministry of Energy, the Israel Ministry of Defense, the EA, the local municipality, the Israel Land Authority and many other regulatory bodies, and negotiated an attractive inflation-linked PPA with the IEC. We secured approximately 84% non-recourse project financing from a consortium of Israeli banks and procured the wind turbines from General Electric. The substation built for the projects is privately held by us, which is unique in Israel, enabling us to connect additional Development Projects in the area to the electricity grid under an accelerated timetable as per our land and expand development strategy. For example, we are currently working to expand the Genesis Wind project with an additional 18 MW under pre-construction. The project, to our knowledge and as of the Approval Date, is expected to be, as of COD, the largest renewable energy project to be built in Israel upon reaching its expected COD in the third quarter of 2023.
Gecama—Spain
Technology	Location	COD	PPA/FIT duration	Price per MWh USD	Offtaker	Capacity (MWdc)
Wind	Spain	Q2/22	Merchant Model with rolling hedges	NA	NA	329
Gecama highlights our ability to source flagship projects in Europe, finance them in an efficient manner and use such projects to propel further development activity. In July 2018, we acquired Gecama from a local Spanish developer while the project was under development. We completed the development and optimized the design, enabling us to add an additional 17 MW of generation capacity to the project. Non-recourse project financing was secured from a consortium of Spanish banks despite our exclusive use of the Merchant Model for this project, while we brought in several Israeli institutional investors to fund a portion of the equity requirement. This project became partially operational in June 2022. With Gecama being the largest operational onshore wind energy projects in Spain, we expect to benefit from any power price increases in the wholesale market. We have hedged approximately 55% of the expected production of Gecama starting from October 2022 and until the end of 2023 at an average of EUR 87 per MWh. Moreover, as part of the project, we constructed a new transmission line with 1 GW of generation capacity, which is more than three times the capacity required for Gecama. This will enable us to develop additional attractive solar energy and wind energy projects around Gecama, including Gecama Solar

(250 MW, 200 MWh), leveraging our unique knowledge of the point of interconnection and accelerating our growth in the Spanish market under our land and expand development strategy.
Apex—United States
Technology	Location	Expected COD	PPA/FIT duration	Price per MWh USD	Offtaker	Capacity (MWdc)
Solar	Montana, United States	Q2/23	20 years	Confidential	NorthWestern	105
Apex Solar is expected to be our first solar energy project in the United States to reach COD, following the Clēnera Acquisition. With an installed capacity of 105 MW, the project is expected, as of September 30, 2022, to be, to our knowledge, the largest solar energy project in Montana. We expect the project to become operational by the second quarter of 2023. Solar panels have been procured from an Indian based supplier, highlighting our depth of supply chain access. We have signed a 20-year PPA with NorthWestern Energy, utilizing a Public Utility Regulatory Policies Act (“PURPA”) contract. The Renewable Energy Certificates (“RECs”) have been decoupled from the PPA, enabling us to sell them at a premium in the open market. The project highlights Clēnera’s leadership in the Western United States and its ability to navigate PURPA to secure attractive offtake contracts.
Atrisco Solar—United States
Technology	Location	Expected COD	PPA/FIT duration	Price per MWh USD	Offtaker	Capacity (MWdc)	Capacity (MWh dc)
Solar	New Mexico, United States	Q2/24	20 years	Confidential	PNM Resources	360	1,200
With an installed capacity of 360 MW solar and 1,200 MWh energy storage, Atrisco Solar is expected, as of September 30, 2022, to be one of the largest combined solar and storage projects in the United States. We have commenced construction on the project as of the date of this prospectus and have signed a 20-year PPA with PNM Resources. The project site is strategically located near Albuquerque, the main load pocket in New Mexico. In order to accelerate the project schedule, we acquired an adjacent project, which had no offtake but possessed a larger and more advanced interconnection position. This enabled us to expedite the project schedule such that we expect it to reach COD by the second quarter of 2024, a key need for PNM Resources in light of retiring coal and nuclear in the region. As a consequence, we successfully negotiated an increase of approximately 25% in the PPA price across both solar and storage. The larger interconnection position also enables us to construct an additional 100 MW of solar in the future, which is not part of the existing PPA. The project highlights our abilities as a nimble local greenfield developer acting globally across our target markets.
Advanced Development Projects and Development Projects
Together, our Advanced Development Projects and Development Projects provide us with valuable visibility as to our growth trajectory over the medium to long-term.
Advanced Development Projects
Our Advanced Development Projects have an aggregate generation capacity of approximately 3.1 GW and aggregate energy storage capacity of 5.2 GWh, as of the Approval Date. Our Advanced Development Projects, which are largely concentrated in the United States and Western Europe, are expected to commence construction within 24 months of the Approval Date. As of the Approval Date, approximately 88% (1.9 GW) of our U.S.-based Advanced Development Projects have reached Advanced Interconnect status. Our Advanced Development Projects are expected to benefit from the high power price environment across Europe and the United States, together with the various provisions in the Inflation Reduction Act.

Geographic Sector	Country	Technology	Generation capacity MWdc	Storage capacity MWh
Western Europe	Spain	Solar	332	—
	Italy	Solar	200	800
Total Western Europe		Solar	532	800
USA	USA	Solar	2,171	4,328
Israel	Israel	Solar + Wind	129	50
Central—Eastern Europe	Croatia	Solar	261	—
Total			3,093	5,178
Development Projects
Additionally, our Development Projects have an aggregate generation capacity of approximately 9.9 GW and energy storage capacity of approximately 8.0 GWh. Approximately 84%, totaling approximately 8.4 GW, of our Development Projects by generation capacity are U.S.-based projects. Of our U.S.-based Development Projects, approximately 3.1 GW of generation capacity has already reached the Advanced Interconnect status, giving us significant visibility into the likelihood that they will convert into Mature Projects.
Summary of the Interconnection Status of our U.S. portfolio
Definitions
Advanced Interconnect	Completed system impact study, facility study or interconnection agreement
Early Stage Interconnect	Interconnection request up to and including the initiation of the system impact study
No Interconnect Position	No interconnection request yet submitted
Competitive strengths
Experienced renewable energy platform with a proven track record of success
We were founded in 2008 and became publicly listed on the TASE in 2010. Together with projects developed by Clēnera prior to the Clēnera Acquisition, as of the Approval Date, we have successfully reached RTB status on renewable energy projects with an aggregate capacity of over 3.5 GW. Our historical share performance on the

TASE reflects our track record of success. Over the last five years, our stock price has increased at an approximate 37% CAGR compared to the S&P 500 index which increased at an approximate 7% CAGR and the S&P Renewables index which increased at an approximate 17% CAGR. We note, however, that the companies included in the S&P 500 index and the S&P Renewables index differ from ours and that the future results of our business and operations may differ from our historical results.
Value creation through our combined greenfield developer, owner and operator business model
Within our vertically-integrated business model, our teams work cohesively to deliver projects with differentiated returns. We are fully staffed to organically identify and develop new projects, steer them through various stages of development and construction and manage and optimize them during operations. We leverage our in-house greenfield development teams to source projects in our largest markets and partner with local developers to source projects in our smaller markets, projects that we believe many of our competitors (both strategic and financial investors) either could not access or could not access at an attractive cost. Additionally, we believe that our business development team that identifies early-stage projects for potential acquisition and sources select M&A opportunities, possesses a unique ability to evaluate such opportunities due to our experience working across the entire project life cycle. Once a project reaches commercial operation, our asset management group provides continuous project optimization through real-time performance monitoring and ongoing O&M enhancement. Our end-to-end control of the project life cycle focuses our attention on developing projects with our long-term interests in mind and provides a consistent feedback channel that improves our future developments. Ultimately, the strong and proven capabilities of our integrated teams enables us to generate differentiated project returns while continuously growing our portfolio.
Global company with ability to identify and deliver unique projects of scale across our target markets
With 217 employees across offices in the United States, Europe and Israel as of September 30, 2022, our global presence enables us to participate in the most attractive renewable energy markets in the developed world. Our teams are structured within each local market to identify opportunities early, streamline our development execution and effectively manage local projects. We are differentiated in our capability to act as both an established global operator as well as a nimble local developer. This flexibility allows us to identify and deliver unique projects of scale across our target markets.
For example, we own what we believe are some of the largest onshore wind energy projects across Western Europe, including two Operational Projects with a consolidated capacity of approximately 701 MW, comprised of the 329 MW Gecama project in Spain and the 372 MW Björnberget project in Sweden. Furthermore, we believe we are a market leader in solar energy across the Western United States. We are currently developing what we believe are some of the largest solar energy and energy storage projects in Arizona, New Mexico, Utah, Idaho and Oregon, and we recently started construction on what is, to our knowledge, the largest solar energy project in Montana. We believe we are the only company to have successfully completed a utility-scale onshore wind energy project in Israel. We believe we were the first company to identify the significant growth potential in the wind energy segment in Israel and pioneered the regulatory framework, PPA pricing regime, and permitting requirements for such projects. Finally, we were one of the first major international players to enter Central-Eastern and South-Eastern Europe to our knowledge, having successfully developed what we believe are two of the largest onshore wind energy projects in Croatia and Serbia, one of the largest solar energy project portfolios in Hungary, and the largest wind energy project in Kosovo as of the date of this prospectus—all of which are currently operational.

For a broader perspective of our global reach, see below for an overview of our corporate structure:

* Co-invest subsidiaries include wholly or partially owned entities which were formed in connection with partnerships with Israeli institutions that co-invest in certain of our renewable energy projects.
** Project subsidiaries include wholly or partially owned entities which were formed in connection with one or more renewable energy projects.
Our diverse portfolio of Mature Projects reduces our exposure to individual market disruptions
Our diverse portfolio of Mature Projects, including solar energy projects with an aggregate capacity of approximately 2.5 GW, wind energy projects with an aggregate capacity of approximately 1.5 GW and energy storage projects with an aggregate capacity of approximately 2.1 GWh, across 11 different countries, mitigates our exposure to any single market. For example, the announcement of the Department of Commerce Investigation resulted in uncertainty among market participants in the United States as to the future availability of solar panels. While the Biden administration issued an executive order suspending the collection of AD/CVD in June 2022 for a period of two years, the issue highlighted the risks of idiosyncratic market disruption. In contrast to many of our peers, our exposure to idiosyncratic market disruptions such as this is mitigated by our global, multi-technology renewables platform. Furthermore, from a macroeconomic perspective, our diverse portfolio of Mature Projects offers a mixture of revenue structures, providing us with significant inflation protection with approximately 48% of the capacity of our Mature Projects benefiting from increases in inflation, either through inflation linkage within our PPAs or select use of the Merchant Model.
Significant financing expertise and efficient deployment of capital for growth
As a global enterprise, we have access to diverse sources of capital and have developed and maintained deep relationships with numerous international banking and institutional investment partners. As of September 30, 2022, we had approximately $1.5 billion of non-recourse project finance debt outstanding from a wide range of financial institutions, including EBRD, Bank of America, DekaBank, Erste Bank, KfW, Sabadell, Bank Leumi, Bank Hapoalim and others. Moreover, we have significant experience in raising tax equity. Prior to the Clēnera Acquisition, Clēnera sourced approximately $735 million of tax equity from several major tax equity providers, including PNC, Citibank and M&T. In addition, since the Clēnera Acquisition, we have closed tax equity financing for our first project under construction in the United States with Huntington Bancshares. We are efficient with our capital and strategically bring investors into projects during the construction and development phases. As of September 30, 2022, we had raised approximately $278 million of project-level equity, mostly from Israeli institutional investors, to reduce our project equity requirements. In the future we intend to sell minority interests in projects to recycle capital into new projects.

Moreover, we have a proven track record of issuing debt and equity in public capital markets. Since our initial public offering on the TASE, as of the Approval Date, we have raised approximately $707 million in issued equity and approximately $527 million in issued debt in the form of bonds. These issuances, largely funded by our Israeli institutional partners, have directly funded our growth. As of September 30, 2022, we had approximately $411 million of corporate and convertible bonds outstanding with a weighted average effective interest cost of 3.2%. Our ability to source attractively priced unsecured debt, leveraging our strong credit rating in Israel (A2 local by Midroog, a subsidiary of Moody’s) coupled with our deep relationships with Israeli institutional investors, is a distinct competitive advantage we possess. Our finance team is focused on maintaining an efficient and robust balance sheet to minimize our overall cost of capital and provide ample liquidity to fund our growth.
Our growth strategy
Utilize our renewable energy platform to optimize conversion of our Development Projects into Operational Projects
Our growth is predicated on the successful conversion of our large project development pipeline into Operational Projects. Our control over the entire project life cycle—our greenfield development capabilities, engineering expertise and hands-on construction and asset management—enables us to optimize conversion of our projects in our development pipeline into Operational Projects. Furthermore, our diversified development pipeline across multiple end-markets and across multiple technologies creates a strong “internal hedge” across our business. While the path to COD of our projects in any particular geography may be impacted by individual market events, our blended, company-wide conversion rate is less likely to be impacted due to the depth and breadth of our development pipeline.
In addition to being geographically and technologically diverse, a large number of projects in our development pipeline have met key development milestones that substantiates their path to COD. As of the Approval Date, (i) our Mature Projects had an aggregate generation capacity of approximately 4.0 GW, which constitutes approximately 23.3% of the overall generation capacity across our portfolio, (ii) our Advanced Development Projects had an aggregate generation capacity of approximately 3.1 GW, of which approximately 1.9 GW from our U.S.-based Advanced Development Projects have reached Advanced Interconnect status, and (iii) our Development Projects had an aggregate generation capacity of approximately 9.9 GW, of which approximately 3.1 GW from our U.S.-based Development Projects have reached Advanced Interconnect status.
Expand our pipeline organically, and capitalize on attractive opportunities in our existing markets
Our development team is comprised of over 40 development professionals across our global footprint and we seek to expand our existing team as well as our partnerships with local developers. In our largest markets (United States, Israel and Spain), we source new greenfield projects organically through our in-house greenfield development teams. Specifically, across these markets, we utilize a land and expand strategy, leveraging existing large and low-cost interconnection positions to expand our pipeline. In our other target markets (Italy, CEE and the Nordics), we leverage partnerships with a strong network of local developers to source attractive early-stage projects. Through our development team and development partners, we maintain a local presence in our target markets, which we believe is essential to identifying profitable projects. In addition, it is our strategy to opportunistically acquire projects from other developers, particularly in situations where there are synergies with our existing portfolio and where we can add value through our greenfield development capabilities. For example, we acquired the Emek Habacha project in Israel, a 109 MW wind energy farm, in the early stages of a then-stalled development process. We subsequently leveraged our capabilities to progress the development and reach COD, making it the largest operational wind energy project in Israel to our knowledge, as of the Approval Date.
Expand laterally through energy storage, entrance into new geographies and investment in new technologies
We are focused on creating multiple growth engines across the solar energy, wind energy and energy storage sectors. Our existing portfolio of projects, particularly solar energy projects in the United States, uniquely positions us to rapidly expand our energy storage portfolio with access to the grid and customer and supply chain relationships. We have an aggregate capacity of approximately 15.3 GWh of battery energy storage projects in our current portfolio, of which approximately 8.1 GWh is based in the United States. We anticipate that energy storage will become a significant portion of our business as energy storage technology continues to advance and becomes essential to grid stabilization and load balancing.
In addition, we are seeking to expand our geographic footprint in new markets across Europe and MENA. With respect to Europe, we are focused on adding in-house greenfield development capabilities in Northern Europe, either through the hiring of additional personnel or through a potential acquisition of a developer. Additionally, we recently formed a joint venture with NewMed Energy LP (TASE: NWMD), a leading oil and gas company in MENA, and its chief executive officer, Yossi Abu, to develop wind energy, solar energy and energy storage projects in the region. We believe that this partnership, for which we will be the largest shareholder with a 46.7% ownership stake, will enable us to leverage our existing presence and market leadership in the Israeli renewable energy market to expand into other MENA countries such as Egypt, Morocco, the United Arab Emirates and Saudi Arabia.
We are also looking to expand our technology focus through partnerships with energy technology companies. In particular, we aim to leverage our access to the robust technology ecosystem in Israel in order to gain early exposure to advances in battery, hydrogen and micro-grid technologies, among others. We expect that continued innovation, combined with our ability to work across numerous technologies, will enable us to capitalize on opportunities for continued robust growth and provide us with visibility into the direction of the broader sector.
Market overview
Our industry and market opportunity
Worldwide severe weather events and global awareness of the rapidly accelerating impacts of climate change are driving a systemic global transition away from fossil fuels towards renewable energy. Global renewable generation has grown from approximately 30% of global power generation in 2012 to approximately 40% in 2021, an approximate 5% CAGR, and this transition is expected to accelerate with renewable generation forecasted to constitute approximately 52% of global power generation by 2030, according to BNEF.
The forecasted growth in renewable energy generation is driven by a variety of economic, social, regulatory, and policy factors, including:
•
sweeping renewable energy mandates and regulations as a policy response to the global climate crisis;

•
utility-scale solar energy and wind energy becoming some of the most competitive sources of electricity generation on a LCOE basis;

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the need for energy independence and security;

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growing corporate and investor support for net-zero targets and the decarbonization of energy;

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widespread electrification of transportation (particularly automotive vehicles) and other infrastructure that has historically been powered by fossil fuels; and

•
emergence of energy storage, which enhances the ability of solar energy and wind energy generation to serve as load-following generation while providing additional grid resilience and combating extreme weather events.

Furthermore, the energy storage market has witnessed unprecedented growth in recent years and we believe it sits at the epicentre of the energy transition. The ability of energy storage facilities to allow for renewable generation to provide baseload power is critical to enabling the transition from fossil fuels to renewable energy. Global annual energy storage capacity installations, excluding the residential market, grew from 0.6 GW of generation capacity per year in 2015 to 3.8 GW of generation capacity per year in 2020, and are expected to grow to 53.0 GW generation capacity per year by 2030, according to BNEF.
Overview of the U.S. renewable energy industry
The renewable energy sector in the United States is expected to grow approximately 5% per annum between 2021 and 2030, providing approximately 34% of all electricity generated in the United States by 2030, with solar energy and onshore wind energy generation accounting for approximately 10% and approximately 17%, respectively, of all renewable energy generation by 2030, according to BNEF. The IRA is expected to accelerate the transition to renewable energy by, among other provisions, (i) extending the ITCs and PTCs through 2032 to address a source of volatility in the expansion of renewables in the United States due to their previously periodic expiration, (ii) enabling solar energy projects to also utilize PTCs (rather than just wind energy projects), increasing the attractiveness of solar projects in locations with high irradiance, (iii) expanding the ITC to include stand-alone energy storage projects, which will support the expansion of renewables as baseload capacity, and (iv) introducing the ability of asset owners to transfer tax credits created under the IRA to third parties, which is expected to help address the lack of sufficient tax equity capacity.
With its headquarters located in Boise, Idaho, Clēnera, our U.S. subsidiary, is focused on developing solar energy and energy storage projects in the Western United States; as of the Approval Date, Clēnera had approximately 64% of its portfolio in the region. The Western United States was the fastest growing region in the country by population from July 2020 to July 2021, accounting for eight out of the 15 fastest growing cities, according to the U.S. Census Bureau. The combined electricity demand for all regions in the Western Interconnection is projected to grow more than 7% from approximately 906 TWh in 2020 to approximately 972 TWh in 2029, while the combined peak hour demand is expected to grow nearly 9% from approximately 162 GW in 2020 to over 176 GW in 2029, according to the WECC.
Solar energy and energy storage projects are particularly attractive in the Western United States, in light of:

•
higher solar irradiance driving higher production levels and enabling greater utilization of PTCs under the Inflation Reduction Act, as discussed elsewhere in this prospectus;

•
growing scarcity of historically important power resources across the Western United States, primarily driven by diminishing availability of hydroelectric power which accounts for more than 25% of all power generation capacity in the western United States versus approximately 6% of all power generation capacity across the United States on average in 2021, according to S&P Global Market;

•
accelerated retirement of coal plants with over 10 GW of coal retirement planned from 2019 to 2025 and an incremental 10 GW from 2025 to 2030, bringing total coal capacity to less than 15 GW in the region;

•
higher renewable energy portfolio standards relative to other markets within the United States;

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an increasingly coordinated and regionalized western electricity market;

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stronger public support for the transition away from fossil fuel generation; and

•
community choice aggregation policies.

Figure 3: 2012—2030E renewable energy capacity forecast in the United States

Source: BNEF
Overview of the European renewable energy industry
The European renewable energy generation market is expected to grow cumulative generation capacity by approximately 72% between 2021 and 2030 and provide up to 58% of all electricity generated in Europe by

2030, with solar energy and onshore wind energy generation accounting for approximately 12% and 32% of all generation by 2030, respectively, according to BNEF. Solar energy generation capacity is expected to grow from approximately 157 GW in 2021 to approximately 271 GW by 2030, an approximate 9% CAGR, and onshore wind energy generation capacity is expected to grow from approximately 178 GW in 2021 to approximately 347 GW by 2030, an approximate 8% CAGR, according to BNEF.
Figure 4: 2012—2030E renewable energy capacity forecast in Europe (GW)

Source: BNEF
The growth of renewable energy generation is supported by regulatory policies and the underlying economics of renewable energy generation. For example, Spain and Sweden, two of our key European markets, have both instituted regulatory policies to support and encourage the growth in renewable generation. Spain in 2021 approved a clean energy bill that targets carbon neutrality by 2050 and requires renewable sources to account for 74% of the total electricity production by 2030, while also limiting new coal, oil and gas extraction projects. As such, in Spain, renewable generation capacity is expected to grow by approximately 3% per year through 2050, according to BNEF. In 2017, Sweden passed a climate policy framework that targeted a 70% reduction of emissions from domestic transport between 2010 and 2030 and achieving net zero nationally by 2040. As such, in Sweden, renewable generation is expected to grow by approximately 5% per year through 2030, according to the Swedish Energy Agency.
The attractiveness of renewable energy in Europe on an LCOE basis has continued to improve not only due to reductions in the cost of utility-scale solar energy and wind energy projects but also due to regulatory mechanisms within the European Union such as the ETS. The ETS imposes a regulatory cap on corporate emissions and requires corporations that use fossil fuels to purchase carbon credits to offset the carbon footprint of the fossil fuel-generated electricity. This increases the all-in cost of fossil fuel generation and, in turn, improves the relative LCOE of renewable energy sources. At its recent peak in April 2022, the carbon price per ton was approximately EUR 100. Assuming approximately 3.9 MWh per 1 ton of carbon dioxide, the cost per MWh imposed by the ETS was approximately EUR 26, increasing the all-in cost of fossil fuel generation and relative LCOE of fossil fuel generation. The carbon price has rallied to new highs as a result of increased gas prices, speculative demand and anticipated market-tightening reforms, which has further incentivized corporations to enter into long duration PPAs in order to secure sufficient renewably sourced electricity. The ETS is expected to remain in place for the foreseeable future.

Figure 5: Evolution of carbon pricing

Source: BNEF
Note: EUA represents “EU Allowances”
In addition to being competitive with fossil fuel generation on an LCOE basis, renewable energy is expected to be an increasingly critical component of European energy independence. Since the end of 2021, the price of natural gas in Europe has more than tripled from EUR 62 per MWh to as high as EUR 209 per MWh based on Dutch TTF monthly futures in the early stage of Russia’s invasion of Ukraine. This has driven electricity prices to extraordinarily high levels across the continent, the impact of which will increasingly be felt by end-users as pre-existing natural gas futures contracts expire. As a result of this increase in prices, and the growing concern regarding the availability of natural gas across Europe, numerous policy proposals have been announced both on the European Union level and at the member country level in order to accelerate the growth of renewable energy in Europe. This is expected to accelerate existing efforts to redefine the European energy landscape, with major utilities and developers already set to deploy multi-decade capital expenditure investments aligned to the requirements of the energy transition.

Figure 6: Power pricing (GW)

Source: BNEF
Overview of the Israeli renewable energy industry
Israel’s electric grid is not connected to any of the networks of its neighboring countries, requiring the country to be entirely energy self-sufficient. Moreover, the market is characterized by increasing electricity demand. The IEC anticipates an average annual increase of 3% in peak demand for electricity from 2021 to 2050, driven by a fast-growing population and robust economic growth.
The need to be self-sufficient while also accommodating growing electricity demand has led the Israeli government to undertake significant reforms to the local electricity sector. For example, in June 2018, the Israeli government approved a comprehensive structural reform of the electricity sector, with a focus on increasing competition in the electricity generation market. In addition, the Israeli government has focused on diversifying the country’s energy mix through increased penetration of renewable energy. The Israeli government has set formal additional renewable energy generation targets of 20% and 30% of total energy generation by 2025 and 2030, respectively. For more information, see “—Energy Regulation—Israel” and “—Environmental, Health and Safety—Israel.”
Project descriptions
The project descriptions that follow provide detailed examples of how we have applied our business model to certain of our projects.
Major Operational Projects
Emek Habacha (Israel)
Emek Habacha, the first wind energy project of scale to be built in Israel to our knowledge, has been operational since the first quarter of 2022 and has an installed generation capacity of 109 MW. We secured approximately 81% non-recourse project financing from a consortium of Israeli banks (for more information on the financing terms for this project, see Note 14 to our consolidated financial statements for the year ended December 31, 2021 included elsewhere in this prospectus). We sell electricity generated by this project to the IEC under a 20-year inflation-linked PPA at a price of $102 per MWh, the USD equivalent of NIS 360. We believe our success in delivering Emek Habacha highlights our leadership in the Israeli market.

Halutziot (Israel)
Halutziot is our largest operational solar energy project in Israel, with an installed generation capacity of 55 MW. Halutziot has been operational since 2015 and, to our knowledge, was one of the largest solar energy projects built in Israel at the time. As one of our older projects, Halutziot benefits from an attractive 20-year inflation-linked PPA price of $184 per MWh, the USD equivalent of NIS 650. In December 2020, we secured non-recourse project financing from a consortium of Israeli banks to fund this project's operations through the duration of the PPA (for more information on the financing terms for this project, see Note 14 to our consolidated financial statements for the year ended December 31, 2021 included elsewhere in this prospectus). In order to further our activity in Israel, we are replacing the older solar panels of the project with more efficient panels, enabling us to add an additional solar energy project around Halutziot, leveraging our existing substation on site and increasing generation capacity with the same real estate footprint. The project highlights our development capabilities, showcasing our ability to leverage existing project infrastructure to add attractive Development Projects and further grow our activity.
Gecama (Spain)
In July 2018, we acquired a wind energy project in the middle of the development phase located in Gecama, Spain from a local Spanish developer. We completed the development and optimized the design, enabling us to add 17 MW of generation capacity to the project. We secured non-recourse project finance from a consortium of Spanish banks in June 2020 despite our exclusive use of a Merchant Model for this project (for more information on the financing terms for this project, see Note 14 to our consolidated financial statements for the year ended December 31, 2021 included elsewhere in this prospectus), while we brought in several Israeli institutional investors to fund a portion of the equity requirement. The project became operational in June 2022. With Gecama being, to our knowledge, one of the largest onshore wind energy projects in Spain, we are expected to benefit from the elevated power prices in Spain. We have hedged approximately 55% of the expected production in Gecama from October 2022 until the end of 2023 at an average of EUR 87 per MWh. Moreover, as part of the project, we constructed a new transmission line with 1 GW of generation capacity, which is more than three times greater than the capacity required for Gecama. This has enabled us to develop additional attractive solar energy and wind energy projects around Gecama, leveraging our unique knowledge of the point of interconnection and propelling our activity in Spain forward. Gecama highlights our ability to source major projects in Europe, finance them in an efficient manner and leverage them to propel further development activity.
Björnberget (Sweden)
Björnberget is a 372 MW wind energy project located in central Sweden that has begun to sell electricity in the third quarter of 2022. Comprised of approximately 60 wind turbines, we expect this project to be one of the largest onshore wind energy projects in Europe as of its COD. Our investment in the project is carried out as a joint investment with Prime Green Energy Investment Fund, which specializes in wind energy investments in the Nordic market. While this project became partially operational in the third quarter of 2022, we expect the project to become fully operational in the first quarter of 2023. We secured non-recourse project finance for this project from a consortium of banks in May 2021 to fund its construction and its operations for 18 years (for more information on the financing terms for this project, see Note 14 to our consolidated financial statements for the year ended December 31, 2021 included elsewhere in this prospectus). We have entered into a PPA with a large multinational technology company for the sale of approximately 70% of this project’s generated electricity for five years and approximately 50% of this project’s generated electricity for the following five years. The remaining balance will be sold under the Merchant Model on the Nord Pool. Björnberget demonstrates our ability to source mega projects in Europe, finance them in an efficient manner and optimize exposure to Merchant Risk to enhance shareholder returns.
Picasso (Sweden)
Picasso is an operational wind energy project located in Sweden with an installed generation capacity of 113 MW. In June 2020, we secured non-recourse project financing from Hamburg Commercial Bank to fund construction of this project and its operations for an additional 18 years (for more information on the financing terms for this project, see Note 14 to our consolidated financial statements for the year ended December 31, 2021 included elsewhere in this prospectus). The project, which was acquired at RTB, has been operational since June 2021. We sell approximately half of the electricity generated in the project under a 12-year PPA to a large German utility company. The remaining balance of electricity is sold on the electricity market of Northern Europe (the “NordPool”), which is Europe’s largest electricity market. We have entered into hedge agreements to actively manage our exposure to Merchant Risk. Picasso demonstrates our ability to source attractive projects in Europe while managing selective exposure to Merchant Risk in the operational phase to optimize shareholder returns.
Blacksmith (Serbia)
Blacksmith is a wind energy project located in Serbia that has been operational since 2019, with an installed generation capacity of 105 MW. Utilizing 38 turbines from General Electric, the project is one of the largest wind projects in Serbia. We developed the project jointly with our local Serbian development partner and we secured non-recourse project finance for this project from a consortium of banks led by EBRD in December 2017 to fund this project's construction and its operations for an additional 11.5 years (for more information on the financing terms for this project, see Note 14 to our consolidated financial statements for the year ended December 31, 2021 included elsewhere in this prospectus). We secured a very attractive 12-year inflation-linked PPA for this project at $99 per MWh. Blacksmith highlights our ability to leverage our deep development partnership network across our target markets to identify and deliver attractive projects.
Selac (Kosovo)
Selac is an operational wind energy project located in Kosovo, with an installed generation capacity of 105 MW. The project has been operational since the first quarter of 2022, and is the largest of its kind in Kosovo to our knowledge, utilizing 27 turbines from General Electric. Financing was secured from a consortium of banks led by EBRD in January 2020 to fund this project's construction and its operations for an additional 18 years (for more information on the financing terms for this project, see Note 14 to our consolidated financial statements for the year ended December 31, 2021 included elsewhere in this prospectus). We secured a very attractive inflation-linked PPA for this project at $85 per MWh. Selac highlights our ability to identify and access differentiated projects by leveraging our relationships with development partners.
Lukovac (Croatia)
Lukovac is a wind energy project located in Croatia that has been operational since 2018, with an installed generation capacity of 49 MW. Financing was secured from a consortium of banks led by Erste Bank in December 2020 to fund this project's operations for 11.5 years (for more information on the financing terms for this project, see Note 14 to our consolidated financial statements for the year ended December 31, 2021 included elsewhere in this prospectus). We secured a very attractive inflation-linked PPA for this project at $107 per MWh. Lukovac highlights our ability to identify and access differentiated projects by leveraging our relationships with development partners.
Major projects under construction
Apex Solar (Montana, United States)
Apex Solar is expected to be our first solar energy project in the United States to complete development following the Clēnera Acquisition. With an installed generation capacity of 105 MW, the project is, to our knowledge, the largest solar energy project currently under development in Montana. We expect the project to be operational by the second quarter of 2023. Solar panels have been procured from an India-based supplier. We have signed a 20-year PPA with NorthWestern Energy, utilizing a PURPA contract with the ability to monetize the RECs in the attractive Pacific Northwest market. The project highlights Clēnera’s leadership in the Western United States and its ability to navigate PURPA to secure attractive offtake contracts.

Genesis Wind (Israel)
Genesis Wind is a 189.0 MW wind energy project that we expect to be operational by the third quarter of 2023, located near our operational Emek Habacha project in Israel. We secured the land across from seven major agricultural landowners, navigated a highly complex permitting process across numerous government agencies, secured approximately 84% non-recourse project financing from a consortium of Israeli banks in July 2020 to fund this project's construction and its operations for an additional 19 years (for more information on the financing terms for this project, see Note 14 to our consolidated financial statements for the year ended December 31, 2021 included elsewhere in this prospectus), and entered into a 20-year inflation-linked PPA with the IEC at a current price of $93 per MWh. In addition, we privately own the substation built for this project, which we expect will enable us to connect additional Development Projects in the area to the electricity grid under an accelerated timetable in the future. Genesis Wind highlights our extensive greenfield development capabilities and the benefits of our control over the entire project life cycle.
Atrisco Solar (New Mexico, United States)
We expect Atrisco Solar to be one of the largest combined solar and storage projects in the United States, comprised of 360 MW solar and 1,200 MWh of energy storage. The project, for which we have a signed PPA with PNM Resources for 20 years for both solar and storage, has commenced construction as of the date of this prospectus and we expect it to reach COD by the second quarter of 2024. The project site is strategically located near Albuquerque, the main load pocket in New Mexico. In order to accelerate the project schedule, we acquired an adjacent project, which had no offtake, but possessed a larger and more advanced interconnection position. This enabled us to shorten the project’s path to COD, a key need for PNM in light of retiring coal and nuclear in the region. As a consequence, we successfully negotiated an increase of approximately 25% in the PPA price across both solar energy and energy and storage. The larger interconnection position also enables us to construct an additional 100 MW of solar energy in the future, which is not part of the existing PPA. Located in New Mexico, Atrisco Solar stands to benefit from the PTC, significantly increasing the tax equity investment into the project.
Energy regulation
United States
Introduction
In the United States, regulation of electricity generation, transmission, distribution and interconnection is generally divided between the federal government and the states. At the federal level, the Federal Energy Regulatory Commission (“FERC”) has jurisdiction over wholesale electricity sales, transmission and transmission-level interconnection. At the state level, state public utility commissions (or a similar body) have jurisdiction over generation siting, retail electricity sales, distribution and distribution-level interconnections.
Federal requirements
The Energy Policy Act of 2005 repealed the Public Utility Holding Company Act of 1935 and replaced it with the Public Utility Holding Company Act of 2005 (“PUHCA”). PUHCA grants FERC broad access to books and records of public utility companies, including renewable generation companies, and their holding companies, which are generally defined to include any company that directly or indirectly owns, controls or holds, with power to vote, 10% or more of the outstanding voting securities of a public utility company or of a holding company of any public utility company. PUHCA also provides for FERC review of the allocation of costs for non-power goods or services between regulated and unregulated affiliates of such companies. Renewable generation companies can be exempt from these requirements if the renewable generation company meets the requirements of an “exempt wholesale generator” (“EWG”), or the generation facility qualifies as a “qualifying facility” (“QF”) under the Public Utility Regulatory Policies Act of 1978. Holding companies solely of EWGs, QFs and foreign utility companies can also be exempt from these PUHCA requirements. EWG status is available to any generator of electricity, regardless of size or fuel source, that exclusively owns and/or operates electric generation facilities for the sale of energy to wholesale customers, while QF status is available to certain cogeneration facilities and small renewable energy facilities up to 80 MW. A renewable generation developer seeking to obtain QF status for a project must file a self-certification or apply for FERC certification, and keep the same up to date at FERC. Renewable generation companies similarly may file to self-certify EWG status with FERC. In both cases, such entities may also be subject to other filing and reporting obligations at FERC.
To maintain EWG status, renewable generation companies are restricted to wholesale sales and, therefore, cannot take advantage of retail sale opportunities, including in jurisdictions that have approved retail direct access. Also, a renewable generation company generally cannot sell directly to retail consumers without becoming a regulated public utility under applicable state law. Renewable generation companies’ rates for wholesale power sales are subject to FERC regulation under Section 205 of the Federal Power Act (“FPA”) and they must obtain FERC authorization for such wholesale power, capacity and ancillary services sales before making such sales (including for the generation of test energy). As a result, an EWG typically seeks FERC authorization under FPA section 205 to make wholesale sales at market-based rates, or market-based rate authority. For FERC to grant market-based rate authority, the applicant and its affiliates (as defined in FERC’s rules and regulations), if any, must demonstrate a lack of horizontal market power (electric generation) and vertical market power (transmission and other barriers to market entry) in the relevant power markets, and have satisfied restrictions on affiliate abuses contained in FERC regulations. The owners of certain QFs (generally larger than 20 MWs) may also be required to obtain market-based rate authority from FERC. Entities that hold market-based rate authority are subject to certain other filing and reporting obligations at FERC.
State Issues
While wholesale sales are governed by federal law, state law presumptively governs most retail sales of electricity. If retail sales result in the renewable generation company being regulated as a “public utility” under applicable state law, such renewable generation company typically will become subject to comprehensive regulation, including financial, rate and securities issuance regulation, as a state public utility. Renewable generation companies, to the extent possible under the relevant state law, typically seek to avoid activities that would subject them to regulation as a state public utility. However, even if they avoid making retail sales, renewable energy companies with generation facilities in certain states, may still be subject to some form of regulation at the state level.
Interconnection
Electric interconnections are also regulated at either the federal or state level. To gain access to markets, renewable generation developers must generally negotiate agreements to interconnect either with (i) the distribution system of the utility, or (ii) the transmission system of the transmission provider. Interconnection at the distribution level is typically governed by applicable state law and the utility’s requirements. It may allow for net-metering, an arrangement with a customer’s utility whereby the customer uses its own installed generation to offset all or some of its energy usage and may receive credit for limited excess generation. For interconnections to the transmission system, most are subject to FERC jurisdiction and the relevant agreements are generally subject to FERC regulation.
A generation interconnection agreement is a contract between the generation owner and the owner of the distribution/transmission facilities with which the project will be interconnected and, in certain instances, also the Regional Transmission Organization/Independent System Operator that operates any such transmission facilities. The main purposes of interconnection agreements are to (i) identify and allocate the costs of any new facilities or facility upgrades to be constructed to permit the interconnection, and (ii) set forth the technical and operational parameters governing the physical interconnection. Before executing an interconnection agreement, at either the distribution or transmission level, the utility/transmission provider will commission interconnection studies at the interconnection customer’s expense to determine what new facilities need to be constructed to accommodate the new generation facility and their cost. Interconnection agreements address such technical and operational issues as reactive power factors, responsibility for electrical disturbances, metering and testing of equipment, exchange of operating data and curtailment events.

Renewable energy certificates
The sale of RECs can afford a renewable generation developer additional long-term revenue. States that have renewable portfolio standards, or place requirements on the local utilities to purchase or generate a certain percentage of power from renewable generation sources, track utility compliance through the issuance and retirement of RECs, which typically represent 1 MWh of generation from a qualified energy source.
Federal tax incentives
Renewable energy projects in the United States currently benefit from various federal tax incentives. For example, renewable energy projects in the United States that meet certain criteria are eligible to claim PTCs for the 10-year period beginning on the date the project is placed in service equal to a specified amount per kilowatt-hour of electricity generated by the project and sold to an unrelated person, or a one-time ITC in lieu of PTCs equal to a specified percentage of the project's eligible costs. These incentives were recently expanded and extended as part of the Inflation Reduction Act. Under the current legislative framework, most renewable energy projects are expected to qualify for the full value of PTCs or ITCs at least through the end of 2032. Renewable energy projects in the United States also benefit from accelerated tax depreciation and other incentives.
Europe
Introduction
Spain, Sweden, Croatia and Hungary are members of the European Union, while Kosovo and Serbia are currently not members. In the European Union, electricity generation and interconnection are generally divided into two levels of governance: (i) European policy direction and directly applicable law; and (ii) the laws of Member States. Member States have adopted laws in respect of renewable energy in order to implement the 2009 EU Renewable Energy Directive as subsequently amended.
Spain
Law 24/2013, of December 26, on the Electricity Sector (the “2013 Electricity Act”) sets out the general rules applicable to the entire electricity sector in Spain, including the generation of electricity by facilities using renewable energy sources, cogeneration and waste. Generation companies typically obtain their income from the sale of electricity under a Merchant Model (in EUR/MWh) or through bilateral PPAs (or a combination of both).
Development of renewable energy generation in Spain is subject to the project company successfully obtaining permits and other administrative authorizations at the state and municipal level, including construction and start-up approval. Such permits and administrative authorizations are granted only where the applicant has demonstrated legal, technical and financial capability.
To gain access to markets, renewable generation developers must generally negotiate agreements to interconnect either with (i) the distribution system of the utility or (ii) the transmission system referred to as Red Eléctrica de España. Interconnection at the distribution and transmission level is typically guaranteed under law but subject to lack of capacity, security issues or issues of supply continuity. Interconnection agreements cover the same commercial issues as those identified in respect of the United States above.
Sweden
The regulatory regime relating to renewable energy comprises energy tax and emissions trading legislation. Sweden has opted for a market-based support regime by means of green certificates rather than a feed-in tariff. Since 2012 these green certificates are tradable in both Sweden and Norway. In order to obtain certification a generator applies to the Swedish Energy Agency and, if successful, receives a certificate for each MWh of power generated. The certificates can be sold to market participants, principally energy suppliers but also certain electricity customers. Each year these participants must buy their quota obligation, with quotas being set by reference to energy consumption. Certificate trading is effected through bilateral contracts with the price being determined by supply and demand. Certificates expire annually and cannot be reused.

Development of renewable energy generation projects in Sweden are subject to the project company successfully obtaining permits and other administrative authorizations at the state and municipal level, including under the Environmental Code and the Planning and Building Act.
To gain access to markets, renewable generation developers must generally negotiate agreements to interconnect either with (i) the distribution system of the utility, or (ii) the transmission system of the transmission provider. Fair access to interconnection at the distribution and transmission level is required by contractual obligations on distribution and transmission system operators but interconnection is subject to the parties agreeing on reasonable contractual terms.
Serbia and Kosovo
Kosovo is a disputed area between Serbia and the self-proclaimed Republic of Kosovo. The position stated as regards the regulatory position in Serbia is broadly the same in Kosovo. Neither Serbia nor Kosovo are members of the European Union but Serbia is a candidate for membership and so is bringing in legislation broadly in line with that of the European Union in order to facilitate eventual harmonization. Both electricity markets are in the process of being liberalised but currently still display characteristics of a pre-liberalization regime. For instance, in Serbia, Electroprivreda Srbije remains the sole domestic supplier as well as a major generator and distributor.
Both Serbia and Kosovo incentivize renewable energy production through the payment of feed-in tariff premiums within PPAs with an incentive period of 12 years. This is in addition to priority dispatch, free grid interconnection and the allocation of balancing charges to customers rather than renewable generators. In Serbia power is acquired by the sole domestic supplier, Electroprivreda Srbije, under the terms of a PPA.
Development of renewable energy generation projects in both Serbia and Kosovo is subject to the project company successfully obtaining a generation license. Licenses are granted only where the applicant has demonstrated technical and financial capability and are typically valid for 30 years.
To gain access to markets, renewable generation developers must generally negotiate agreements to interconnect either with (i) the distribution system of the utility or (ii) the transmission system of the transmission provider. Fair and non-discriminatory access to interconnection at the distribution and transmission level is required by law although refusal due to lack of system capacity or insufficient creditworthiness on the part of the applicant is permitted. There is no requirement for a distribution or transmission system operator to expand the system to accommodate an applicant.
Croatia
The Energy Act (Official Gazette No. 120/2012, 14/2014, 95/2015, 102/2015, 68/2018) governs and sets out general rules applicable to the entire energy sector of Croatia. On the other hand, the Act on Renewable Energy Sources and High-efficient Cogeneration (Official Gazette No. 138/2021) (the “RES Act”) establishes a general legal framework for promoting and using renewable energy, as well as producing energy from renewable sources, which is recognized as a special interest of Croatia. With the RES Act, Croatia has incorporated into its own laws the Directive (EU) No. 2018/2001 (the “RED II Directive”), further facilitating development of the renewable energy sector.
The development of renewable energy projects in Croatia is subject to the project company successfully obtaining permits and other administrative authorizations at the state and municipal level, including construction permits and energy licenses, with the latter being issued by the Croatian Energy Regulatory Agency. Such permits and licenses are only granted where the applicant has demonstrated, legal, technical and financial capability.
According to the Res Act and related subsequent legislation, producers of electricity from renewable energy sources are considered beneficial electricity producers and are granted special status in negotiating interconnection and PPAs. To gain access to markets, renewable energy producers must generally negotiate agreements to interconnect either with (i) the distribution system (operated by HEP-ODS) or (ii) the transmission system

(operated by HOPS). Interconnection at the distribution and transmission level is typically guaranteed under law but subject to lack of capacity, security issues and issues of supply continuity.
In terms of the grid capacity in Croatia, the Croatian National Recovery and Resilience Plan, published in 2021, limits the ability to interconnect new renewable energy projects and facilities. However, according to the Croatian Electricity Market Act (Official Gazette No. 111/2021), transmission system operators may not refuse, on the basis of potential future network limitations (such as congestion) in the network’s remote parts, to interconnect a new power plant.
Hungary
Act LXXXVI of 2007 on Electricity (the “Electricity Act”) sets out the main rules governing the electricity market of Hungary, including the generation of electricity from renewable energy sources. In addition to the Electricity Act, government decrees (such as Government Decree No. 389/2007. (XII. 23.) and 299/2017. (X. 17.) set out the main provisions governing renewable electricity generation. Additionally, Hungary has incorporated the RED II Directive into its own laws.
Generally, development and production of renewable energy in Hungary is subject to the project company successfully obtaining the required permits (such as construction permits, among others) and licenses (such as the so-called integrated small power plant license, which must be obtained by renewable energy producers having a generation capacity of 0.5 MW or more). The integrated small power plant license is issued by the Hungarian Energy and Public Utility Regulatory Authority (“HEPURA”). Such permits and licenses are granted if the renewable generators have demonstrated legal, technical and financial capability as set out in the relevant laws.
Generally, access to markets, with respect to both transmission and distribution, must not (i) be discriminatory, (ii) provide ground for abuse or (iii) contain unreasonable restrictions. Access to the electricity market can be rejected primarily if technical conditions for interconnection are not met or if operational safety cannot be sufficiently guaranteed. In terms of grid capacity in Hungary, interconnection to the grid is subject to specific conditions, including security guarantees and participation at capacity auctions. In order to interconnect, renewable energy developers and producers must negotiate and conclude an agreement with the competent distribution system operator or with the transmission system operator (MAVIR Zrt.).
The sale of electricity generated from renewable energy sources may be carried out either (i) on the Hungarian Power Exchange, (i.e., the organized Hungarian power market) or (ii) through PPAs with offtakers. Renewable energy producers may benefit from (i) a premium-based support scheme for electricity generated from renewable energy sources by participating in a tender process or (ii) the trading of green certificates.
Israel
Introduction
Our operations in Israel are regulated by a license regime that is mostly affected by government resolutions, the Israeli Ministry of Energy and the EA. In addition, setting up generation facilities usually requires us to obtain permits from municipal authorities, zoning and planning committees and the Israel Land Administration.
Obtaining licenses and permits that are required for our generation facilities is often a lengthy process characterized by changing zoning requirements and uncertainty. Often we are required to revise our projects during construction as requirements change. Such requirements affect project timing, construction, relevant agreements, costs and other factors in material ways and have a direct impact on our ability to construct new systems in Israel and on the profitability of such systems.
In recent years, changes in Israeli regulations have been favorable to us, as such regulations were primarily designed to encourage transition to renewable energy. The Israeli government and the EA have taken regulatory measures that are intended to open the Israeli electricity market to competition, to support private electricity producers other than the IEC, which is owned by the government, and to make it easier for such private electricity producers to connect their generation facilities to the Israeli power grid. These regulatory measures include caps and goals for the production of electricity from renewable energy sources, rates (often referred to as ‘tariffs’) that will be paid to private electricity producers and the conditions that private electricity producers must satisfy in order to set up electricity generation facilities.
The importance of government measures designed to support renewable energy projects has declined in recent years as the cost of producing electricity from renewable sources has moved closer to that of fossil fuels. Nonetheless, our business is still dependent, to a large extent, on government measures regulating the electricity market, connectivity to the power grid and the sale of electricity that we produce.
The EA publishes from time to time tenders for the right to sell electricity to the IEC at a specific output and for a pre-determined duration (15 years in the most recent tender and 23 to 25 years in prior tenders), with the price of the tender determined by the winning bid. The Company has won several such tenders for PV projects in Israel. In addition, various standards, guidelines and other instructions published by the EA apply to other aspects of our operations as private electricity producers in Israel.
Finally, various zoning plans provide principals and set guidelines for the energy production market over the next few years and implement prior government resolutions on the preservation of spaces for planned solar energy facilities and wind turbines.
Sector reform
Israeli regulators have adopted and implemented comprehensive reform in the electricity sector that has included several important components, such as the separation of the management of the national electricity system from the IEC, shifting generation capabilities from the IEC to private electricity producers, sales of large generation units by the IEC to private producers, opening the distribution segment to competition and lowering regulatory barriers for forming new generation facilities, among others.
In addition, the EA has announced that it will take several measures intended to accelerate the construction of PV systems, including approval of additional projects in the transmission system. We believe this is an important step that will enable construction of additional PV projects, as the connectivity of these projects to the electricity grid is a significant barrier to entry.
While certain key components of that reform have been completed, others are expected to be implemented over the next few years.
The Israeli electricity sector law
The regulatory framework applicable to the production of electricity by private producers in Israel is mainly stipulated in the Israeli Electricity Sector Law, 1996, or the Electricity Sector Law, and the regulations promulgated thereunder. These regulations set the terms and procedure for granting licenses, the duties of a licensee, rules governing transactions with ‘Essential Service Providers’ (as defined therein), and other matters that impact our operations.
According to the Electricity Sector Law, the IEC is obligated to purchase electricity from private producers at rates and under the conditions set in the Electricity Sector Law and the regulations and standards promulgated thereunder. In addition, the IEC is obligated to connect the private producer’s facilities to the distribution and transmission grid and provide them with infrastructure and system management services in order to enable them to provide electricity to customers.
The Israeli ministry of energy
The Ministry of Energy is responsible for regulating the energy and natural resource markets in Israel, including securing a reliable supply of electricity to the Israeli market, formulating procedures for the development of electricity production, energy transmission and distribution facilities (with the consent of the Minister of

Finance), promoting policies to integrate renewable forms of energy generation into Israel’s electricity production in accordance with governmental resolutions and developing policies as necessary to reform the structure of the electricity market.
In April and August 2020, the Ministry of Energy published plan in the amount of approximately NIS 25 billion to accelerate certain energy and water-related infrastructure projects, including construction of renewable energy projects of approximately 2,000 MW and providing state-guaranteed loans of approximately NIS 500 million to construct solar energy projects. The plan also removes certain barriers for renewable energy systems by, among others, providing exemptions from building permits for PV systems over water reserves and fish pools, eliminating certain bureaucratic requirements related to land used for national renewable energy projects and removing barriers to more efficiently develop the transmission grid.
The Israel electricity authority
The EA, which is subordinated to the Ministry of Energy and operates in accordance with its policies, has the authority to grant electricity production licenses in accordance with the Electricity Sector Law (facilities with a generation capacity in excess of 100 MW also require the approval of the Minister of Energy), supervise such license holders and set electricity tariffs and other criteria, including the level and quality of service required from the IEC. The EA also monitors and supervises the development plans of private electricity producers and enforces safety regulations according to the Electricity Sector Law.
According to the Electricity Sector Law, the EA may set electricity tariffs, including those to be paid to private electricity producers like us. Tariffs vary for different segments of the electricity sector. According to the Electricity Sector Law, the IEC is required to charge end customers in accordance with the tariffs set by the EA and pay other license holders in accordance with such tariffs. In addition, the EA sets tariffs paid by private electricity producers to the IEC for various services provided by the IEC, including measurement and meter services, and system and infrastructure services.
In the last few years, in accordance with the policy of the Ministry of Energy and the Israeli government, the EA has taken several important steps intended to promote the construction of solar energy facilities, energy storage facilities and electric vehicle charging stations. Most importantly, since 2017, PV facilities have been built as part of the arrangement regarding competitive processes over electricity tariffs, according to which the EA publishes, from time to time, tenders in respect of quotas for the construction of ultra-high, high and low voltage PV facilities (including minimum quotas and retaining the right to expand them). As a result, the EA from time to time publishes quotas for renewable energy producers in Israel, and publishes competitive bidding tender processes for the installation of PV facilities.
Regulation applicable to generation of wind energy
In July 2011, the Israeli government set a quota of 800 MW to be produced by wind turbines, out of which 70 MW were later diverted to production by PV facilities. In addition, the EA has published, from time to time, resolutions related to the formula to determine the tariff for sales of electricity produced by wind, quotas for wind energy generation, allocation of certain costs related to certain wind energy facilities and parameters regarding how to aggregate and distribute electricity from wind energy facilities to the national grid.
In March 2019, the EA decided to update the criteria regarding wind energy facilities in a manner which allows the construction of facilities with a capacity exceeding the actual connection size, for the purpose of creating an optimal production curve, and optimal use of the grid’s resources. This update applies to all of our wind energy facilities, and allows optimization of facility planning, in consideration of the details of the site and the project, and the grid’s intake capability in that location.
In December 2019 the EA decided that the validity period of the tariff arrangement for wind energy facilities will be extended until December 31, 2022, or until the quota has been exhausted, whichever is earlier. Additionally, the EA determined the method for allocating the costs of the technological solution for adjusting the Ministry of Defense’s radar systems due to the construction of the wind energy farms, such that one third of that cost will be imposed on the holder of a conditional license for the construction of a wind energy farm which received tariff approval up to the cumulative wind energy sectoral capacity of 300 megawatts; an additional third will be imposed on the holder of a conditional license for the construction of a wind energy farm which received tariff approval after the cumulative wind energy sectoral capacity of tariff approvals exceeded 300 MW; and the last third will be imposed on the electricity consumer public through the electricity tariff.
Transfer of rights in PV facilities
Any change of control in an electricity production facility that received a production license from the EA is subject to the approval of the EA. Therefore, in the event we execute an agreement to acquire or sell an Israeli PV plant, such acquisition or sale will be conditioned upon receipt of such approval and amendment of the relevant license.
Environmental, health and safety
Renewable energy project developers are required to comply with various EHS laws and regulations in the jurisdictions where the projects are located. Such laws and regulations may require developers to obtain and maintain permits and approvals, undergo lengthy environmental review processes, and implement EHS programs and procedures to monitor and control risks associated with the siting, construction, operation and decommissioning of regulated or permitted projects, all of which involve a significant investment of time and resources. Compliance with such laws, regulations, and permit requirements can be costly. The failure to comply with EHS laws and regulations, as well as permit requirements, may result in administrative, civil and criminal penalties, imposition of investigatory, cleanup, and site restoration costs and liens, denial or revocation of permits or other authorizations, and issuance of injunctions to limit, suspend or cease operations. In addition, claims by third parties for damages to persons or property, or for injunctive relief, have been brought in the past against owners and operators of renewable energy projects as a result of alleged EHS effects associated with such projects.
United States
The following list provides an overview of the types of federal, state and local governmental authorizations required to develop and operate renewable energy projects in the United States. Depending on the state or locality where the project is located, the project may be subject to additional environmental regulations.
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Clean Water Act.   Clean Water Act permits for the discharge of dredged or fill material into jurisdictional waters (including wetlands), and for water discharges such as storm water runoff associated with construction activities, may be required. Renewable energy project developers may also be required to mitigate any loss of wetland functions and values. Finally, renewable energy project developers may be required to follow a variety of best management practices to ensure that water quality is protected and the environmental impacts of the project are minimized (e.g., erosion control measures).

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Environmental Reviews.   Renewable energy projects may be subject to federal, state, or local environmental reviews, including under the federal National Environmental Policy Act (“NEPA”), which requires federal agencies to evaluate the environmental effects of all major federal actions affecting the quality of the human environment. The NEPA process, especially if it involves preparing a full Environmental Impact Statement, can be time consuming and expensive. As noted above, renewable energy projects may be subject to similar environmental review requirements at the state and local level in jurisdictions with NEPA equivalents, such as the California Environmental Quality Act in California.

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Threatened, Endangered and Protected Species.   Federal agencies considering the permit applications for renewable energy projects are required to consult with the United States Fish and Wildlife Service to consider the effect on potentially affected threatened and endangered species and their habitats under the federal Endangered Species Act. Renewable energy projects are also required to comply with the Migratory Bird Treaty Act and the Bald and Golden Eagle Protection Act, which protect migratory birds and bald and golden eagles, respectively. Most states also have similar laws. Federal and state agencies may require project developers to conduct avian and bat risk assessments prior to issuing permits for solar energy projects, and may also require ongoing monitoring and mitigation activities or financial compensation.
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Historic Preservation.   Federal and state agencies may be required to consider a renewable energy project’s effects on historical or archaeological and cultural resources under the federal National Historic Preservation Act or similar state laws. Ongoing monitoring, mitigation activities or financial compensation may also be required as a condition of conducting project operations.

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Clean Air Act.   Certain operations may be subject to federal, state, or local permitting requirements under the Clean Air Act, which regulates the emission of air pollutants, including greenhouse gases.

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Local Regulations.   Renewable energy projects are also subject to local environmental and land use requirements, including county and municipal land use, zoning, building, water use, and transportation requirements. Permitting at the local municipal or county level often consists of obtaining a special use or conditional use permit under a land use ordinance or code, or, in some cases, rezoning in connection with the project.

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Management, Disposal, and Remediation of Hazardous Substances.   Renewable energy projects and materials handled, stored, or disposed of on project properties may be subject to the federal Resource Conservation and Recovery Act, the Toxic Substances Control Act, the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), and analogous state laws. Environmental liability may arise under CERCLA for contamination that occurred prior to a project developer’s ownership of or operations at a particular site. Project developers could be responsible for the costs of investigation and cleanup, and for any related liabilities, including claims for damage to property, persons, or natural resources. Such responsibility may arise even if the project developer was not at fault and did not cause, or was not aware of, the contamination. To limit exposure to such environmental liability related to the land where a project is constructed, a developer may, prior to executing a lease or purchase agreement for the property, commission an environmental site assessment (that is, a Phase I Environmental Site Assessment). That Phase I Environmental Site Assessment is a necessary, but not sufficient, requirement if the project developer plans to attempt to take advantage of the bona fide prospective purchaser defense against CERCLA liability.

In recent years, the U.S. Congress has considered legislation to reduce emissions of greenhouse gas (“GHGs”), including methane and carbon dioxide, byproducts of burning fossil fuels. In August 2022, the U.S. Congress passed, and President Biden signed into law, the Inflation Reduction Act, which appropriates significant federal funding for renewable energy initiatives and, for the first time ever, imposes a fee on GHG emissions from certain facilities. This bill could increase the operating costs of conventional energy sources and accelerate the transition away from fossil fuels, which could, in turn, benefit our renewable energy projects, business and results of operations. In addition, at the international level, the United States is a signatory to the Paris Agreement. In April 2021, President Biden announced a goal of reducing the United States' GHG emissions by 50 to 52% below 2005 levels by 2030. In November 2021, the international community gathered in Glasgow at the 26th Conference to the Parties on the UN Framework Convention on Climate Change (“COP26”), during which multiple announcements were made, including a call for parties to eliminate certain fossil fuel subsidies and pursue further action on non-CO2 GHGs. Relatedly, the United States and European Union jointly announced the launch of the “Global Methane Pledge,” which aims to cut global methane pollution at least 30% by 2030 relative to 2020 levels, including “all feasible reductions” in the energy sector. These developments could also have the effect of accelerating the transition away from fossil fuels.
Europe and other jurisdictions
Outside of the United States, our renewable energy projects are also subject to a number of regulatory requirements in relation to EHS issues. While a number of these requirements and broader relevant EHS policies may be set at a regional (e.g., European Union) level, specific requirements such as permitting restrictions are usually set at a local level.
For example, the European Union has also implemented the Renewable Energy Directive, which sets a target for at least 32% of total EU energy consumption to be renewable by 2030, with this target to be reviewed by 2023.

This target is binding at the European Union level, but individual Member States are provided flexibility in setting their own national targets to reach this European Union-wide goal. The Renewable Energy Directive is currently under review at the European Union level, with amendments due to be proposed by the European Commission by the end of 2022. Member States are permitted to gain credit toward meeting their national renewable energy goals by contributing to projects in other Member States or non-European Union countries.
Further, certain projects may be required to be subject to environmental impact assessments in the European Union. The applicability of this process to renewables projects is determined at the Member State level, and the process, when relevant, includes public consultation procedures which may impact development consent. The Habitats Directive and Birds Directive establish Special Areas of Conservation and Special Protection Areas, and if such areas are likely to be impacted by a project then the competent national authority must carry out an assessment of the conservation implications.
Member States will also be expected to implement controls in their own jurisdictions, which apply to EHS performance including air, water and land emissions, generation of waste, pollution matters, prevention of accidents and other relevant issues.
In addition to the European Union-wide measures outlined above, there are additional jurisdictional specific aspects of EHS law that may be applicable to our projects across the countries in which we currently or may in the future have projects. We also anticipate that other countries globally (outside of the European Union or United States) will also have similar requirements in relation to those outlined above, which will vary by specific jurisdiction.
Israel
Climate change policy and regulation
As the climate crisis becomes increasingly severe, Israel is accelerating its greenhouse emission reduction goals. As part of its commitment to the global effort, the government of Israel resolved in July 2021 to reduce greenhouse gas emissions by at least 85% by 2050 compared to the 2015 baseline. The resolution also sets an intermediate target to reduce such emissions by 27% by 2030 compared to the 2015 baseline. One of the central components of Israel’s climate strategy is a transition to an economy based on electricity production from renewable sources. While such government resolutions are reflected in a National Climate Bill, such bill has not yet been enacted into law. In addition, at a UN Climate Change Conference in November 2021, the Prime Minister of Israel committed to increase Israel’s greenhouse gas reduction target to net-zero by 2050. As of the date of this prospectus, this stricter target has yet to be reflected in a binding government decision and in applicable policy implementation.
In addition, as part of Israel’s national climate policy, the Israeli government in October 2020 set targets to increase the share of electricity generated from renewable energy sources (solar, wind, water and others) to 20% by December 31, 2025 and to 30% by December 31, 2030. In October 2021, the Ministry of Energy published a roadmap to reduce carbon emissions by 80% in the energy sector by 2050 compared to the 2015 reference year. In addition, the roadmap targets a 1.3% annual improvement in energy efficiency and a cessation of the use of coal by 2030 for production of electricity. The roadmap includes supplemental objectives to help achieve the principal targets, and the EA subsequently published additional guidance on achieving these goals.
Other licensing, permitting and land use requirements
Renewable energy projects are also subject to multiple licenses and permits depending on the characteristics of the project, including the requirement to obtain a business license, a toxins permit, an emission permit and a discharge permit, each as required under different provisions of Israeli law.
Renewable energy projects are also subject to land use requirements, including zoning and building regulations. The various permits and licenses may include requirements in relation to infrastructure, installation of treatment facilities for the treatment of environmental impacts, treatment of waste or sewage before discharge to the sea or the sewage system and various reporting obligations to relevant authorities.

In addition, renewable energy projects are subject to regulation to prevent environmental hazards in the field of noise and air pollution.
With regard to wind energy projects, to prevent nuisances of noise or light we are required to maintain at least 500 meters between wind turbines and any uses defined as “sensitive,” with an emphasis on wind turbines constructed in proximity to housing and other residential facilities. In addition, any permissible use must be considered up to 1000 meters from any wind energy project.
On July 18, 2022, the Israeli Ministry of Environment Protection published a position paper regarding approved and planned wind energy projects. According to such position paper, the potential ecological damage associated with wind turbines is significant, specifically with regard to birds. The position paper states that wind energy projects that are approved or under construction should be required to monitor ongoing bird activity and have in place operating regimes and control mechanisms to prevent damage to bird populations, including measures that ensure the immediate cessation of turbines as necessary. In addition, the position paper states that approval of new wind energy projects should be avoided altogether until sufficient knowledge has been gathered about the effectiveness of the operating regimes and control mechanisms in place at existing facilities. The position paper is not binding and the impact that this position paper will have on the future of wind energy projects in Israel is unclear.
In December 2010, the Israeli National Committee for Planning and Construction approved a specific zoning plan to regulate PV plants from small rooftop mounted installations and facilities on land plots of less than 0.29 square miles. The zoning plan provides two routes for the construction of PV production facilities: permitting and planning. Permits are available for rooftop mounted installations and for land installations on specifically designated lands, while a plan is required to be filed with and approved by relevant planning authority for projects in other areas. The zoning plan provides a preference for construction of PV facilities in areas designated for construction and development, and authorizes planning authorities to approve relatively larger projects in certain areas in northern and southern Israel. Additional zoning plans exist for wind energy and regarding land use in connection with other electricity production facilities, including electricity systems, natural gas and other fuels.
A proposed change to December 2010 zoning plan would allow the approval of permits for PV facilities with dual use (including water reservoirs and fish pools), and should also allow the construction of energy storage facilities in the areas of plans which do not include building rights for their construction.
Facilities and properties
Our corporate headquarters are located in Rosh Ha’ayin, Israel. We also have offices in Hungary and the United States through our various subsidiaries. We lease all of our office space. We believe that our existing properties are in good condition and are sufficient and suitable for the conduct of our business for the foreseeable future. To the extent our needs change as our business grows, we expect that additional space and facilities will be available. In addition, our Operational Projects are located on properties secured under long-term leases that are suitable for their operations for the foreseeable future.
Employees and human capital management
As of September 30, 2022, we had 217 full-time employees. None of our employees are represented by a labor union. We have not experienced any employment-related work stoppages, and we consider relations with our employees to be good.
We focus on attracting, developing and retaining a team of highly talented and motivated employees. We regularly conduct assessments of our compensation and benefit practices and pay levels to help ensure that staff members are compensated fairly and competitively. Employee performance is measured in part based on goals that are aligned with our annual objectives, and we recognize that our success is based on the talents and dedication of those we employ. To help our employees succeed in their roles, we emphasize continuous training and development opportunities.

We are committed to maintaining a workplace that acknowledges, encourages, and values diversity and inclusion. We believe that individual differences, experiences, and strengths enrich the culture and fabric of our organization. Having employees with backgrounds and orientations that reflect a variety of viewpoints and experiences also helps us to better understand the needs of our customers and the communities in which we operate. By leveraging the multitude of backgrounds and perspectives of our team and developing ongoing relationships with diverse vendors, we achieve a collective strength that enhances the workplace and makes us a better business partner for our customers and others with a stake in our success.
Legal proceedings
Although we may, from time to time, be involved in litigation and claims arising out of our operations in the ordinary course of business, we are not a party to any litigation or governmental or other proceeding that we believe will have a material adverse impact on our financial position, results of operations or liquidity.

MANAGEMENT
Executive officers and directors
The following table sets forth the name, and position of each of our executive officers and directors as of the date of this prospectus:
Name	Position
Executive officers
Gilad Yavetz	Chief Executive Officer and Director
Nir Yehuda	Chief Financial Officer
Amit Paz	Senior Vice President of Engineering Contracting and Procurement
Ilan Goren	Vice President of Global Project Development, Israel Business Development and Construction
Michael Avidan	Vice President, North America and President of Enlight USA
Directors
Yair Seroussi	Chairman of the Board
Liat Benyamini	Director
Michal Tzuk	Director
Noam Breiman	Director
Dr. Shai Weil	Director
Yitzhak Betzalel	Director
Zvi Furman	Director
Executive officers
Gilad Yavetz is Co-founder and Chief Executive Officer, leading us from our inception in 2008 as a small developer in Israel to the global company we are today. Prior to the establishment of Enlight, Mr. Yavetz served as a VP Marketing and Sales of BVR Systems (1998) Ltd., a leading hi-tech company that develops and provides real-time simulation and training systems to leading armies worldwide. Mr. Yavetz holds an M.B.A. from the Executive Program at Tel Aviv University and an LL.B. from the Hebrew University of Jerusalem.
Nir Yehuda joined our executive team in 2011 and manages our financial planning as the Chief Financial Officer. Mr. Yehuda possesses extensive experience in renewable energy and vast knowledge of accounting, tax and project finance. Prior to joining us, Mr. Yehuda served as a controller at Ormat Technologies Inc. (NYSE: ORA), an international public company operating in the field of geothermal energy. Mr. Yehuda holds an M.A. in Law from Bar-Ilan University and a B.A. in Economics, specializing in accounting, from Ben Gurion University. He is a public accountant, licensed by the Institute of Certified Public Accountants in Israel.
Amit Paz is a Co-founder and Senior Vice President of Engineering, Contracting and Procurement, leading project design, engineering and equipment procurement across our project portfolio since 2008. Mr. Paz brings decades of experience in large-scale project management in Israel and abroad. Prior to our establishment, Mr. Paz served as VP Strategic Alliances of Baran Group Ltd. (TLV: BRAN), one of the largest engineering companies in Israel. Mr. Paz holds an M.B.A. from Reichman University and a B.Sc. in Civil Engineering from the Technion (Israel Institute of Technology).
Ilan Goren works for Enlight since 2012 and joined our executive team in 2018. Mr. Goren serves as our Vice President of Global Project Development, Israel Business Development and Construction. Mr. Goren leads our development activities in international markets (excluding the United States) and manages our strategic projects until they reach RTB status and during construction. Prior to his current position, Mr. Goren served as our International Business Development Director. Mr. Goren holds an M.B.A. from Reichman University and a B.Sc in Industrial and Management Engineering from Tel Aviv University.

Michael Avidan joined our executive team in 2020 and serves as Vice President of North America and President of Enlight Renewable Energy LLC, overseeing our investment activities and market expansion initiatives in the United States. Prior to joining us, Mr. Avidan served as a Managing Director of Origination and Structuring at Recurrent Energy, LLC, a U.S. solar energy and energy storage product developer. Mr. Avidan holds an M.B.A. from the University of Chicago’s Booth School of Business, an LL.M from Tel Aviv University and an LL.B from Reichman University.
Directors
Yair Seroussi has served as the chairman of our board of directors since May 2018. Mr. Seroussi serves also as the chairman of ZIM Integrated Shipping Services Ltd. (NYSE: ZIM), a global shipping operator, is currently on the board of directors of Mediterranean Towers Ltd. (TLV: MDTR), Stratasys Ltd. (NASDAQ: SSYS) and Tovanot B’Hinuch (a non-profit organization), and was previously on the board of directors of DSP Group, Inc. Mr. Seroussi brings immense experience to the board room, having served as chairman of Bank Hapoalim, one of the largest banks in Israel and having led Morgan Stanley’s Israeli operations for over 15 years. In addition to his various professional roles, Mr. Seroussi sits on the Board of Governors at the Hebrew University, Weizmann Institute and the Shenkar School of Design, and he acts as chairman of the Horowitz Institute of Strategic Management at the Tel Aviv University.
Liat Benyamini has served as a member of our board of directors since April 2021. Ms. Benyamini have served as a director in numerous private and public companies. Ms. Benyamini serves as a partner in Sky Private Equity, one of Israel’s largest mid-market private equity funds. Her current board roles include Elspec Engineering Ltd. (TLV: ELSPC) and Fridenson Logistic Services Ltd. (TLV: FRDN) Ms. Benyamin is a Certified Public Accountant. She holds an M.A.in Contemporary Asian Studies and a B.A. degree in Accounting, Statistics and Operations Research, both from Tel Aviv University.
Michal Tzuk has served as a member of our board of directors since April 2021. Ms. Tzuk has served as the Chief Business Development Officer at Danel (Adir Yeoshua) Ltd. (TLV: DANE), a company that operates in human resources, nursing, special needs and medicine, since June 2019 Prior to that she served as Senior Deputy Director General and Director of Employment Regulation at the Israeli Ministry of Economy/Labor from February 2012 to January 2018. Ms. Tzuk was previously the Economic Assistant to the Chief Executive Officer of the Tel Aviv Sourasky Medical Center (Ichilov) and held various roles in the budget division of the Israeli Ministry of Finance. Ms. Tzuk currently serves on the board of directors of Manor Medical Ltd. and is a member of the Wexner Foundation’s Israeli advisory committee and the public council and the finance committee of Sam Spiegel Jerusalem Film & Television School. She previously served on the board of directors of Future Mobility Israel Ltd. and on various boards of directors and committees of other companies and organizations. Ms. Tzuk holds a LL.B in Law and Economics and an M.B.A both from the Hebrew University of Jerusalem. Ms. Tzuk also graduated from the Wexner Senior Leadership program at the Harvard Kennedy School (Center for Public Leadership, Executive Education, Harvard University).
Noam Breiman has served as a member of our board of directors since February 2020. Mr. Breiman is a lawyer specializing in energy, particularly in the fields of electricity production and natural gas. For the past decade, he has been working as a private legal advisor specializing in the fields of energy, regulation and tenders. Mr. Breiman worked as Senior Deputy Legal Advisor to the Ministry of Energy and as a legal advisor to the Israeli Natural Gas Authority. where he led various regulatory efforts in these areas. Mr. Breiman holds an LL.B. from Tel Aviv University and an M.B.A. from the University of Sydney in Australia.
Dr. Shai Weil has served as a member of our board of directors since November 2009. Dr. Weil is an executive and a partner in various companies in the fields of industrial, technology, real estate, trade and services, including Milgam Ltd (Group), Pango, AllCloud (Group), Minrav Group Ltd. (TLV: MNRV), Essesnce Partners, Har Tuv Cement Ltd and Lumen Capital. Dr. Weil serves as the Chairman at Har Tuv Cement Ltd, Lumen Capital, Essence Partners and Minrav Group Ltd. He is a member of the board of the Israeli Manufacturers’ Association and a member of the board of Aluma (a non-profit organization). Dr. Weil holds a B.A. in Economics and Business

Administration from Bar-Ilan University in Ramat Gan, Israel, an M.S. in Management from Boston University in Massachusetts and a D.P.S. in International Business and Management from Pace University in New York.
Yitzhak Betzalel has served as a member of our board of directors since August 2018. In 2014, Mr. Betzalel founded Boss Capital Ltd., an Israeli boutique Investment Banking firm that focuses on infrastructure, energy and real estate transactions in Israel and Europe. Mr. Betzalel currently serves on the board of directors of Boss Capital Ltd. and Odem Deposits Ltd. and previously served on the board of directors of Odem Finance Ltd. He has also served as a member of the investment committee since 2018 and credit committee since 2019 at Amitim Pension Funds. Mr. Betzalel’s prior positions include Chief Executive Officer of Migdal Underwriting and Business Initiatives Ltd., Chief Executive Officer of Odem Funding Ltd, chairman of LabOne Incubator, Executive Vice President of Clal Finance Underwriting Ltd., Chief Economist of Clal Israel Ltd., Chief Executive Officer of ByTech Communications Ltd. and Business Development Officer of Clal Tourism Ltd. Mr. Betzalel holds an M.A. in Economics and in Business Administration and a B.A. in Business Administration and Economics from the Hebrew University in Jerusalem.
Zvi Furman has served as member of our board of directors since September 2019. He currently serves as chairman of the credit committee of Meitav Dash Provident and Pension Funds Ltd and previously served on the board of directors of Mediterranean Towers Ltd. (TLV: MDTR). Mr. Furman has served on the board of directors of Koret Israel Economic Development Funds since 2009. He previously served as managing director of KCPS Manof (2009) Ltd., as general manager of Bank Hapoalim in the United States and as general manager of Bank Otsar Hachayal. Mr. Furman holds a B.A. in Economics and Political Science and a M.A. in Business Administration both from Tel Aviv University.
Corporate governance practices
As an Israeli company, we are subject to various corporate governance requirements under the Companies Law. However, pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including Nasdaq, may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related rules concerning the composition of the audit committee and compensation committee of the board of directors (other than the gender diversification rule under the Companies Law, which requires the appointment of a director from the other gender if, at the time a director is appointed, all members of the board of directors are of the same gender). In accordance with these regulations, we have elected to “opt out” from such requirements of the Companies Law effective upon the closing of this offering. Under these regulations, the exemptions from such Companies Law’s requirements will continue to be available to us so long as we comply with the following: (i) we do not have a “controlling shareholder” (as such term is defined under the Companies Law), (ii) our shares are traded on certain U.S. stock exchanges, including Nasdaq, and (iii) we comply with the director independence requirements and the requirements regarding the composition of the audit committee and the compensation committee under U.S. laws (including applicable Nasdaq rules) applicable to U.S. domestic issuers.
After the closing of this offering, we will be a “foreign private issuer” (as such term is defined in Rule 405 under the Securities Act). As a foreign private issuer we will be permitted to comply with Israeli corporate governance practices instead of the corporate governance rules of Nasdaq, provided that we disclose which requirements we are not following and the equivalent Israeli requirement.
As of the closing of this offering, we will follow Nasdaq corporate governance rules in lieu of Israeli requirements, except with respect to the quorum requirement for shareholder meetings. As permitted under the Companies Law, pursuant to our amended and restated articles of association to be effective upon the closing of this offering, the quorum required for an ordinary meeting of shareholders generally consists of at least one shareholder present in person, by proxy or by other voting instrument in accordance with the Companies Law who holds or represents at least 25% of the outstanding voting power of our shares (and if the meeting is adjourned for a lack of quorum, in the event that a quorum as defined above is not present, the adjourned meeting will take place with any number of shareholders). This quorum standard takes the place of the 33 1∕3% of the issued share capital required under the corporate governance rules of Nasdaq. We otherwise intend to comply with the corporate governance rules generally applicable to U.S. domestic companies listed on Nasdaq. We may, however, in the future decide to rely upon the “foreign private issuer exemption” for purposes of opting out of some or all of the other Nasdaq corporate governance rules.
Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report certain changes in share ownership under Section 13 of the Exchange Act and related SEC rules.
Board of directors
Under the Companies Law and our amended and restated articles of association to be effective upon the closing of this offering, our business and affairs are managed under the direction of our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management.
Under our amended and restated articles of association to be effective upon the closing of this offering, our board of directors must consist of not less than five and no more than 13 directors. Our amended and restated articles of association to be effective upon the closing of this offering will not contain provisions relating to retirement of directors upon reaching any age limit. Our board of directors currently consists of eight directors.
Our amended and restated articles of association currently in effect provide that directors shall be elected by a resolution of our shareholders, which requires the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present, in person or by proxy.
Under our amended and restated articles of association to be effective upon the closing of this offering, a vote of the holders of at least 65% of our outstanding shares entitled to vote at a general meeting of shareholders is generally required to remove a director from office, except that a simple majority will be required if a single shareholder holds more than 50% of the voting rights in the Company. Vacancies on our board of directors, including a vacancy due to the number of directors being less than the maximum number of directors stated in our amended and restated articles of association to be effective upon the closing of this offering, may be filled by a unanimous resolution of the directors then in office. A director so appointed will hold office until the next annual general meeting of our shareholders.
Chairperson of the board
Our amended and restated articles of association to be effective upon the closing of this offering provide that the chairperson of our board of directors is appointed by our board of directors from among its members. Under the Companies Law, the chief executive officer of a public company, or a relative of the chief executive officer, may not serve as the chairperson of the board of directors of such public company, and the chairperson of the board of directors, or a relative of the chairperson, may not be vested with authorities of the chief executive officer of such public company without shareholders’ approval consisting of a majority vote of the shares present and voting at a shareholders meeting, and in addition, either:
•
at least a majority of the shares of non-controlling shareholders and shareholders that do not have a personal interest in the approval voted on the proposal are voted in favor (disregarding abstentions); or

•
the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such appointment that are voted against such appointment does not exceed 2% of the aggregate voting rights in the company.

The shareholders’ approval can be provided for a period of up to three years.
In addition, a person who is subordinate, directly or indirectly, to the chief executive officer may not serve as the chairperson of the board of directors; the chairperson of the board of directors may not be vested with authorities that are granted to persons who are subordinated to the chief executive officer; and the chairperson of the board of directors may not serve in any other position in the company or in a controlled subsidiary but may serve as a director or chairperson of a controlled subsidiary.
Director independence
Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, our board of directors has determined that none of our current directors other than Gilad Yavetz have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined in the rules of Nasdaq. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our share capital by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”
Committees of our board of directors
Our board of directors has established the following committees. Each committee operates in accordance with a written charter that sets forth the committee’s structure, operations, membership requirements, responsibilities and authority to engage advisors, among other duties, as required by Nasdaq listing standards applicable to U.S. domestic listed companies. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time. We have elected to opt out from the Companies Law rules concerning the composition of the audit committee and compensation committee, and have instead elected to comply the audit committee and compensation committee composition requirements of the Nasdaq applicable to U.S. domestic listed companies.
Audit committee
Under the Companies Law, the board of directors of a public company must establish an audit committee. The audit committee must consist of at least three directors. The responsibilities of an audit committee under the Companies Law include identifying and addressing flaws in the business management of the company, reviewing and approving related party transactions, establishing whistleblower procedures, overseeing the company’s internal audit system and the performance of its internal auditor and assessing the scope of the work and recommending the fees of the company’s independent accounting firm. In addition, the audit committee is required to determine whether certain related party actions and transactions are “material” or “extraordinary” for the purpose of the requisite approval procedures under the Companies Law and to establish procedures for considering proposed transactions with a controlling shareholder. The audit committee also establishes an annual and multi-year work plan for the internal auditor and is responsible for monitoring our risk management system, with the assistance of the internal auditor.
In accordance with U.S. law and Nasdaq requirements, our audit committee is also responsible for the appointment, compensation and oversight of the work of our independent auditors and for assisting our board of directors in monitoring our financial statements, the effectiveness of our internal controls and our compliance with legal and regulatory requirements.
Our audit committee consists of      ,      and      , with      acting as the chairperson. All of the members of our audit committee are independent as defined in SEC rules and Nasdaq listing requirements. Our board of directors has determined that all members of our audit committee are financially literate as determined in accordance with Nasdaq rules and that           is qualified to serve as “audit committee financial expert” as defined by SEC rules.
      and         were approved by our board of directors as having financial and accounting expertise, as provided in the Companies Law.

Compensation committee
Under the Companies Law, the board of directors of a public company must appoint a compensation committee. The Companies Law provides that a compensation committee must consist of at least three directors. The responsibilities of a compensation committee under the Companies Law include, among other things, recommending to the board of directors, for ultimate shareholder approval by a special majority once every three years, a policy governing the compensation of directors and officers based on specified criteria, reviewing modifications to and implementing such compensation policy from time to time, approving the actual compensation terms of directors and officers prior to approval by the board of directors and exempting, under certain circumstances, transactions with our Chief Executive Officer from the approval of the annual general meeting of our shareholders.
In accordance with Nasdaq requirements, our compensation committee is also responsible for, among other things, retaining compensation consultants considering the independence of any compensation adviser before selecting or receiving advice from such adviser.
Our compensation committee consists of      ,      and      , with      acting as the chairperson. All of the members of our compensation committee are independent as defined in SEC rules and Nasdaq listing requirements.
Nominating and governance committee
The Companies Law does not require us to have a nominating and governance committee. However, our board of directors has decided to form a nominating and governance committee, effective upon the closing of this offering.
Our nominating and governance committee will be responsible for identifying individuals qualified to become board members consistent with criteria approved by our board of directors and select, or recommend that the board of directors select, our director nominees.
Our nominating and governance committee will consist of           directors, who are expected to be      and        . We expect that all of the members of our nominating and governance committee will be independent as defined in           listing requirements within one year of our listing on           .
Compensation policy under the Companies Law
Under the Companies Law, a public company must have a compensation policy approved by the board of directors after receiving and considering the recommendations of the compensation committee. Our compensation policy must be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and second, by a simple majority of the ordinary shares present, in person or by proxy, and voting at a shareholders meeting, provided that either:
•
at least a majority of the shares of non-controlling shareholders and shareholders that do not have a personal interest in the approval, which are voted at the meeting, are voted in favor (disregarding abstentions); or

•
the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the approval, which are voted against such approval, does not exceed 2% of the aggregate voting rights in the company.

Under special circumstances, the board of directors, after receipt of the recommendation of the compensation committee, may approve the compensation policy despite the objection of the shareholders provided that the compensation committee, and then the board of directors, decide, on the basis of detailed grounds and after further discussion of the compensation policy, that approval of the compensation policy, despite the objection of the meeting of shareholders, is for the benefit of the company.
The compensation policy must be based on certain considerations, include certain provisions and reference certain matters as set forth in the Companies Law.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of our “office holders,” including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must be determined and later reevaluated according to certain factors, including: the advancement of the company’s objectives, business plan and long-term strategy; the creation of appropriate incentives for office holders, while considering, among other things, the company’s risk management policy; the size and the nature of its operations; and with respect to variable compensation, the contribution of the office holders to the achievement of the company’s long-term goals, and the maximization of its profits, all with long-term objectives in mind and according to the position of the office holders. An “office holder” is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director and any other manager directly subordinate to the general manager.
The compensation policy must also be based on the following additional factors:
•
the education, skills, experience, expertise and accomplishments of the relevant office holder;

•
the office holder’s position, responsibilities and prior compensation agreements with him or her;

•
the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost to the average and median salary of such employees of the company, as well as the impact of disparities between them on the work relationships in the company;

•
if the terms of employment include variable components—the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

•
if the terms of employment include severance compensation—the term of employment or office of the office holder, the terms of his or her compensation during such period, the company’s performance during such period, his or her individual contribution to the achievement of the company goals and the maximization of its profits, and the circumstances under which he or she is leaving the company.

The compensation policy must also include, among other features:
•
with regards to variable components:

•
with the exception of office holders who report directly to the chief executive officer, means of determining the variable components on a long-term performance basis and on measurable criteria; however, the company may determine that an immaterial part of the variable components of the compensation package of an office holder shall be awarded based on non-measurable criteria, if such amount is not higher than three months’ salary per annum, while taking into account such office holder’s contribution to the company; and

•
the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment, or in the case of equity-based compensation, at the time of grant.

•
a clawback provision pursuant to which the officer will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of his or her terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;

•
the minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and

•
a limit to retirement grants.

Our compensation policy
Our compensation policy is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance, and provide a risk management tool. To that end, a portion of an executive officer’s compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer, and minimum vesting periods for equity-based compensation.
Our compensation policy takes into account the characteristics of our business, our business strategy and objectives, our field of activity and our desire to ensure the recruitment and retention of quality officers.
Our compensation policy also addresses our executive officers’ individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as retention bonuses and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort, or outstanding company performance), equity-based compensation, benefits, and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary.
An annual cash bonus may be awarded to executive officers other than our Chief Executive Officer upon the attainment of pre-set periodic objectives and individual and Company targets determined annually by our compensation committee and board of directors. The annual cash bonus that may be granted to our executive officers other than our Chief Executive Officer will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance. The annual cash bonus that may be granted to executive officers other than our Chief Executive Officer may alternatively be based entirely on a discretionary evaluation.
The measurable performance objectives of our Chief Executive Officer will be determined annually by our compensation committee and board of directors. With respect to the Chief Executive Officer, the pre-set periodic objectives and individual targets may be set as Company objectives and targets only. Furthermore, a non-material portion of the Chief Executive Officer’s annual cash bonus, as provided in our compensation policy, may be based on a discretionary evaluation of the Chief Executive Officer’s overall performance.
The equity-based compensation under our compensation policy for our executive officers (including members of our board of directors) is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our compensation policy provides for executive officer compensation in the form of share options, in accordance with our share incentive plan then in place. All equity-based incentives granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers.
In addition, our compensation policy contains compensation recovery, or clawback provisions in the event of an accounting restatement, which allow us under certain conditions to recover bonuses, bonus compensation or performance-based equity compensation paid in excess, enables our Chief Executive Officer to approve an immaterial change in the terms of employment of an executive officer who reports directly him (provided that the changes of the terms of employment are in accordance with our compensation policy) and allows us to indemnify and insure our executive officers and directors to the maximum extent permitted by Israeli law, subject to certain limitations set forth therein.

Our compensation policy also provides for compensation (including annual remuneration, participation remuneration, reimbursement of expenses and equity-based compensation) to the members of our board of directors, and where applicable, subject to the Israeli Companies Regulations (Rules Regarding Compensation and Expenses to an External Director), 5760-2000.
In developing the compensation policy, we considered various factors as required by the Companies Law, including:
•
advancing our goals, work plan and policies in the long-term;

•
creating appropriate incentives for our officers, taking into account, among other things, our risk management policy;

•
the high level of responsibility and complexity of the role of our officers;

•
our size, our profitability and the nature of our activities; and

•
the contribution of the office holder to the achievement of our goals and attaining profits, with a long-term perspective and in accordance with the position of the office holder.

In addition, when determining the terms of remuneration for officers, the compensation committee and the board of directors may set additional relevant criteria beyond the detailed and mandatory guidelines required by the Companies Law, taking into account our particular situation and our plans.
Our compensation policy has been in effect since 2021 and will remain in effect until 2024.
Directors
Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of our shareholders at a general meeting. If the compensation of our directors is inconsistent with our compensation policy, then those provisions that must be included in the compensation policy according to the Companies Law must have been considered by the compensation committee and board of directors, and shareholders’ approval will also be required, provided that:
•
at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting on such matter, are voted in favor of the compensation package, excluding abstentions; or

•
the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed 2.0% of the aggregate voting rights in the company.

Our non-employee directors are compensated based on applicable Israeli regulations regarding external director compensation. The aggregate amount paid by the Company to its directors in the year ended December 31, 2021 was approximately NIS 1,819,000 (or approximately $       based on the BOI Exchange Rate).
In August 2021, our shareholders approved compensation for the chairman of our board of directors, Yair Seroussi, which consists of (a) a cash payment of NIS 600,000 (or approximately $       based on the BOI Exchange Rate) per year and (b) a grant of 1,420,000 options for no consideration, with an exercise price of NIS 7.18 (or approximately $       based on the BOI Exchange Rate), which was equal to the average trading price of our ordinary shares on the TASE in the 30-day period prior to the grant, plus a premium as provided in our compensation policy. The options will vest over a period of four years and are exercisable on a cashless basis. Mr. Seroussi is required to dedicate the equivalent of 40.0% of the time required by a full-time position to his role as chairman of our board of directors.
Executive officers other than chief executive officer
The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation that is inconsistent with the compensation policy). However, if the shareholders of the company decline to approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.
An amendment to an existing arrangement with an executive officer requires only the approval of the compensation committee, if the compensation committee determines that the amendment is not material in comparison to the existing arrangement. However, according to regulations promulgated under the Companies Law, an amendment to an existing arrangement with an office holder (who is not a director) who is subordinate to the chief executive officer shall not require the approval of the compensation committee, if (i) the amendment is approved by the chief executive officer, (ii) the company’s compensation policy provides that a non-material amendment to the terms of service of an office holder (other than the chief executive officer) may be approved by the chief executive officer and (iii) the engagement terms are consistent with the company’s compensation policy.
Chief executive officer
Our Chief Executive Officer is responsible for our day-to-day management. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by the Chief Executive Officer, subject to applicable corporate approvals, and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them.
Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved in the following order: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). The approval of each of the compensation committee and the board of directors should be in accordance with the company’s stated compensation policy; however, in special circumstances, they may approve compensation terms of a chief executive officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company decline to approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide a detailed report for their decision. In addition, the compensation committee may waive the shareholder approval requirement with regards to the approval of the engagement terms of a candidate for the chief executive officer position if they determine that the compensation arrangement is consistent with the company’s stated compensation policy, that the chief executive officer candidate did not have a prior business relationship with the company or a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the chief executive officer candidate. In the event that the chief executive officer candidate also serves as a member of the board of directors, his or her compensation terms as chief executive officer will also be approved in accordance with the rules applicable to approval of compensation of directors.
Internal auditor
Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of any of the foregoing, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as: (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company. Ilan Chaikin, CPA has served as our internal auditor since March 2010.
Approval of related party transactions under Israeli law
Fiduciary duties of directors and officers
The Companies Law codifies the fiduciary duties that office holders owe to a company.
An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes, among other things, a duty to use reasonable means, in light of the circumstances, to obtain:
•
information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

•
all other important information pertaining to these actions.

The duty of loyalty requires that an office holder act in good faith and in the company’s best interests, and includes, among other things, a duty to:
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refrain from any act involving a conflict of interest between the performance of his or her duties in the company and his or her personal affairs;

•
refrain from any activity that is competitive with the business of the company;

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refrain from exploiting any business opportunity of the company in order to receive a personal gain for himself or herself or others; and

•
disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

Under the Companies Law, a company may approve an act specified above that would otherwise constitute a breach of an office holder’s duty of loyalty, provided that the office holder acted in good faith, the act or its approval does not harm the company and the office holder discloses his or her personal interest a sufficient amount of time before the discussion of the approval of such act. Any such approval is subject to the terms of the Companies Law setting forth, among other things, the appropriate bodies of the company required to provide such approval and the methods of obtaining such approval.
Disclosure of personal interests of a director or officer and approval of certain transactions
The Companies Law requires that an office holder disclose to the board of directors any personal interest that he or she may have and all related material information known to him or her concerning any existing or proposed transaction with the company. Such disclosure must be made promptly and, in any event, no later than the first meeting of the board of directors at which the transaction is considered. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one’s ownership of shares in the company. A personal interest includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to his or her vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter.
If it is determined that an office holder has a personal interest in a non-extraordinary transaction (meaning any transaction that is in the ordinary course of business, on market terms and is not likely to have a material impact on the company’s profitability, assets or liabilities), approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval. Any such transaction that is not for the company’s benefit may not be approved by the board of directors.
Approval first by the company’s audit committee and subsequently by the board of directors is required for an extraordinary transaction (meaning, any transaction that is either not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities) in which an office holder has a personal interest.
A director or any other office holder who has a personal interest in a transaction which is considered at a meeting of the board of directors or the audit committee generally (unless it is with respect to a transaction which is not an extraordinary transaction) may not be present for the discussion or vote on that matter, unless a majority of the directors or members of the audit committee, as applicable, have a personal interest in the matter. If a majority of the members of the audit committee or the board of directors have a personal interest in the approval of such a transaction, then all of the directors may participate in the discussion and vote of the audit committee or board of directors, as applicable, and shareholder approval is also required.
Certain disclosure and approval requirements apply under Israeli law to certain transactions with controlling shareholders or in which a controlling shareholder has a personal interest and certain arrangements regarding the terms of service or employment of a controlling shareholder. For these purposes, a controlling shareholder is any shareholder that has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder for these purposes.
For a description of the approvals required under Israeli law for compensation arrangements of officers and directors, see “—Compensation of Directors and Executive Officers.”
Shareholder duties
Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power with respect to the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:
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an amendment to the company’s articles of association;

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an increase of the company’s authorized share capital;

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a merger; or

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interested party transactions that require shareholder approval.

In addition, a shareholder has a general duty to refrain from discriminating against other shareholders.
Furthermore, certain shareholders also have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or exercise any other rights available to it under the company’s articles of association with respect to the company. The Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness.
Exculpation, insurance and indemnification of directors and officers
Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of the duty of care, but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association to be effective upon the closing of this offering include such a provision. An Israeli company may not exculpate a director from liability arising from a breach of a director’s duty of care in connection with a distribution.
An Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:
•
a financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, are foreseeable based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

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reasonable litigation expenses, including attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that no indictment was filed against such office holder as a result of such investigation or proceeding and no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent and (2) in connection with a monetary sanction;

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reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent; and

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expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law of 1968 (the “Israeli Securities Law”).

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:
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a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

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a breach of the duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder;

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a financial liability imposed on the office holder in favor of a third party;

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a financial liability imposed on the office holder in favor of a third party harmed by a breach in an administrative proceeding; and

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expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her pursuant to certain provisions of the Israeli Securities Law.

An Israeli company may not indemnify or insure an office holder against any of the following:
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a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

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a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

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an act or omission committed with intent to derive illegal personal benefit; or

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a fine, monetary sanction or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors (and, with respect to directors and the Chief Executive Officer, by shareholders). However, under regulations promulgated under the Companies Law, the insurance of office holders will not require shareholder approval and may be approved by only the compensation committee, if the engagement terms are determined in accordance with the company’s compensation policy, the compensation policy was approved by the shareholders by the same special majority required to approve a compensation policy, and the insurance policy is on market terms and is not likely to materially impact the company’s profitability, assets or obligations.
Our amended and restated articles of association to be effective upon the closing of this offering allow us to exculpate, indemnify and insure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder to the fullest extent permitted by law. Our directors and officers are currently covered by a directors and officers’ liability insurance policy.
We have entered into indemnification agreements with each of our directors and executive officers undertaking to indemnify them, including as a result of a breach of duty of care. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.
The maximum indemnification amount set forth in such agreements is limited to an amount equal to 25% of the Company’s equity (excluding minority rights), measured by the Company’s last audited or reviewed financial statements prior to the time that the indemnity payment is made. The indemnity will be given in the amount equal to the difference between the amount of the financial liability, in accordance with the indemnification agreements, and any amount paid (if paid) under any directors and office holders insurance.
In the opinion of the SEC, indemnification of office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.
Code of business conduct and ethics
Upon the effectiveness of the registration statement of which this prospectus forms a part, we will have a Code of Ethics in effect so that it complies with the requirements of the SEC and the Nasdaq. The Code of Ethics will be applicable to all of our directors and employees, including our Chief Executive Officer and Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions. A full text of the Code of Ethics will be posted on our website at www.enlightenergy.co.il. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. If we make any amendment to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC.
Corporate responsibility report
We published our first corporate responsibility report in March 2021. The concept of corporate responsibility is at the core of our activities—the development, construction and operation of renewable energy projects in Israel and around the world.
The report reflects our commitment to creating long-term value for, and meeting the current needs of, all of our stakeholders, and focuses on several pillars, including:
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leading the transition to renewable energies—projects that generate electricity from renewable energy are a solution for reducing carbon emissions and helping to cope with the global climate crisis;

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socioeconomic development activities in the regions where we operate in Israel and around the world—for example, we take care to create local jobs in our project areas and help establish advanced infrastructure, thus assisting the development of the area;

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protecting the environment and biodiversity, including by installing a system to temporarily stop wind turbines when flocks of birds and raptors are detected;

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activities for the community, with an emphasis on improving the social mobility of youth in Israel and raising awareness of the climate crisis; and

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formulating a robust corporate governance concept, with adherence to high corporate standards and compliance with legal requirements.

The following are some of our achievements in 2021 in the area of corporate responsibility:
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a 50% increase in volunteer hours by our employees;

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charitable contributions in the amount of 1% of our profit before tax;

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awarded platinum grade by Maala, an organization that sets corporate social responsibility standards in Israel;

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updated and published our code of ethics and carried out ethics training for all of our employees;

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52% of our new hires were women; and

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demonstrated commitment to diversity and inclusion by appointing two additional women as external directors.

In addition to the above, we have appointed a board of directors that consists primarily of external and/or independent directors with expertise related to the our areas of activity.
Compensation of directors and executive officers
Employment agreements with executive officers
We have entered into written employment agreements with each of our executive officers. These agreements generally provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive salary and benefits. These agreements also contain customary provisions regarding non-competition, non-solicitation, confidentiality of information and assignment of inventions. However, the enforceability of the non-competition provisions may be limited under applicable law.
Compensation of executive officers
In the year ended December 31, 2021, we paid aggregate compensation of NIS16,184,773 million (or approximately $     million based on the BOI Exchange Rate), including salary, bonus, other expenses, and share-based compensation, to Gilad Yavetz, Zafrir Yoeli, Amit Paz, Nir Yehuda and Meron Carr, our five most highly compensated office holders (in terms of Company costs). Zafrir Yoeli retired from his position with us effective September 30, 2022 but remains a director for some of our subsidiaries.

Presented below is a description of the compensation components for the year ended December 31, 2021, to each of the five highest compensated office holders of the Company or of corporations under its control (in terms of cost to the Company):
Name	Position	Salary	Bonus	Share-based compensation	Car costs	Total
(In thousands)
Gilad Yavetz(1)	Chief Executive Officer and Director	$	$	$	$	$
Zafrir Yoeli(2)	Senior Vice President of Marketing, Sales, and Business Development and Director
Amit Paz(3)	Senior Vice President of Engineering and Operations
Nir Yehuda(4)	Chief Financial Officer
Meron Carr(5)	Vice President of Projects Development
* Based on the BOI Exchange Rate.
Compensation of directors
In the year ended December 31, 2021, we paid aggregate compensation of approximately NIS 1,819,000 (approximately US $     million based on the BOI Exchange Rate), including director fees, to the members of our board of directors.
Share Option Plans
2010 Plan
The 2010 Plan was adopted by our board of directors on February 4, 2010, and has been extended since then from time to time. The 2010 Plan provides for the grant of options to our employees, officers, directors, consultants and other service providers of ours and our subsidiaries in order to incentivize them to become, and to remain, employed or engaged by us, encouraging a sense of proprietorship and stimulating active interest in our success.
Authorized Shares
The maximum aggregate number of options that may be issued under the 2010 Plan and U.S. Sub-Plan (as defined below) is 150,000,000. As of September 30, 2022, there were           options available for issuance under both plans. Ordinary shares subject to options granted under the 2010 Plan that are not exercised by the grantee within the exercise period and in accordance with the terms of the 2010 Plan shall become available again for future grant under the 2010 Plan.
Administration
Our board of directors administers the 2010 Plan (the “Administrator”). Under the 2010 Plan, the Administrator has the sole authority, subject to applicable law, to interpret the terms of the 2010 Plan and any notices of grant or options granted thereunder, designate recipients of option grants, designate the amount of options and elect the Israel tax track with respect to such options, determine and amend the terms of awards, including the exercise price of an option award and the vesting schedule applicable to such award, accelerate or amend the vesting schedule applicable to an option grant, prescribe the forms of agreement for use under the 2010 Plan and take any other action and/or determination deemed by the Administrator to be required or advisable for the administration of the 2010 Plan.

Eligibility
The 2010 Plan provides for granting awards under the Israeli tax regime, including, without limitation, in compliance with Section 102 (“Section 102”), of the Israeli Income Tax Ordinance (New Version), 5721-1961 (the “Ordinance”), and Section 3(i) of the Ordinance.
Section 102 of the Ordinance allows employees, directors and officers who are not controlling shareholders (as such term is defined at the Ordinance) and are Israeli residents for tax purposes to receive favorable tax treatment for compensation in the form of shares or options. Our non-employee service providers and controlling shareholders (as such term is defined at the Ordinance) who are considered Israeli residents for tax purposes may only be granted options under Section 3(i) of the Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(2) of the Ordinance, the most favorable tax treatment for the grantee, permits the issuance to a trustee under the “capital gain track.”
For non-Israeli grantees, the 2010 Plan provides for granting awards under the applicable law of the grantee’s jurisdiction, including the applicable tax regime.
Grant
All options granted pursuant to the 2010 Plan are evidenced by an option agreement in a form approved by the Administrator, which shall set forth the terms and conditions of the option grant, and any other documents that we require. Each option will expire, unless stated otherwise in the option agreement, at the earlier of (i) the expiration of the 2010 Plan or (ii) six months following the date of the termination of a grantee’s employment or service for any reason, subject to certain conditions.
Unless otherwise determined by the Administrator and stated in the option agreement, and subject to the conditions of the 2010 Plan, options vest and become exercisable under the following schedule: 50% of the shares covered by the option, upon the completion of a full 24 months as of the grant date, an additional 25% of the shares covered by the option, upon the completion of a full 36 months as of the grant date, and an additional 25% of the shares covered by the option, upon the completion of a full 48 months as of the grant date, in each case subject to the option holder’s continued service with us or one of our subsidiaries through the applicable vesting date.
Exercise
An option under the 2010 Plan may be exercised by providing us with a written notice of exercise and the options are exercised, subject to the Administrator’s discretion on a “cashless exercise” basis. Cashless exercise procedures are also governed by a specific tax ruling issued to us by the ITA. The exercise price of each grant is usually determined based on the average market price during the 30-day period prior to the grant, plus a reasonable premium determined in advance by our board of directors.
Transferability
Other than by will or the laws of descent or as otherwise provided under the 2010 Plan, neither the options nor any right in connection with such options are assignable or transferable, until the end of any applicable lock-up period relating to Israeli tax requirements.
Termination of Employment
Upon the termination of a grantee’s employment or service for any reason, the grantee will have a limited period to exercise only vested options, and all unvested options shall immediately expire and terminate. In the event of termination of a grantee’s employment or service in the case of death or disability, all vested and exercisable options held by such grantee as of the date of termination shall expire at the earlier of (i) the expiration date of such vested options or (ii) 12 months following the date of such termination. In the event of termination of employment or service under certain circumstances such as certain criminal convictions, material breaches of discipline or breaches of fiduciaries such options will expire without conferring any rights to the grantee.
Adjustments
In the event of a share split, reverse share split, share dividend, rights issue or distribution of bonus shares, we shall make a proportionate adjustment in the number of shares related to each outstanding option and to the number of shares reserved for issuance under the 2010 Plan, whose determination shall be final and binding.
Merger or acquisition
In the event of a merger with or into another corporation or a sale of all or substantially all of our assets or our ordinary shares (such merger or sale, a “Merger Transaction”), the surviving or acquiring entity, as the case may be, may either assume our rights and obligations pursuant to options granted under the 2010 Plan or provide an option grant of equivalent value in the surviving or acquiring entity, as the case may be. In the event that no such assumption or substitution occurs, grantees shall have 30 days from the date provided in the Administrator’s notice to such grantees to exercise vested or unvested options, after which all such options shall expire. Options granted to certain of our officers, as well as options granted under certain of our U.S. option agreements, have acceleration rights with respect to change of control events.
U.S. Sub-Plan to the 2010 Plan
The U.S. Sub-Plan to the 2010 Plan (the “U.S. Sub-Plan”) was adopted by our board of directors on November 7, 2021. The U.S. Sub-Plan is an addendum to the 2010 Plan adopted by our board of directors to provide for the grant of options to eligible persons in the United States or who are or may be subject to U.S. taxes. Except as modified by the U.S. Sub-Plan, all provisions of the 2010 Plan are incorporated into the U.S. Sub-Plan as if fully set forth therein.
Eligibility
Options granted pursuant to the U.S. Sub-Plan shall be exempt from or comply with Section 409A of the Code. Each option shall be designated as either an incentive share option within the meaning of Section 422(b) of the Code or a nonstatutory share option. Nonstatutory share options may be granted to employees and officers. Incentive share options may only be granted to our employees, a parent or a subsidiary.
Post-Termination Exercises
To retain treatment as an incentive share option, such option must be exercised within three months after termination of employment, unless such termination of employment is due to death or disability (as defined in Section 22(e)(3) of the Code), in which case the option must be exercised within 12 months after termination of employment. In the event of death within three months following termination of employment, such option must be exercised within 12 months following the date of death to retain incentive share option status.
Exercise Price
The Exercise price of each option issued under the U.S. Sub-Plan shall be such price as is determined by the Administrator provided that, if the exercise price is less than 100% of the Fair Market Value (as defined in the U.S. Sub-Plan) of the ordinary shares on the date of grant, it shall otherwise comply with applicable laws, including Section 409A of the Code. In the case of an incentive share option granted to an employee who is also a 10% shareholder, meaning a person who owns shares representing more than 10% of the voting power of our ordinary shares, the exercise price shall be no less than 110% of the Fair Market Value of the ordinary shares on the date of grant; in the case of any other employee, shall be no less than 100% of such Fair Market Value.
Exercise
The exercise of options will generally be executed on a “cashless exercise” basis, as set out in the U.S. Sub-Plan.

Term
The term of each option shall be no more than 10 years from the date of grant or such shorter term as may be provided in the option agreement and, in the case of an incentive share option granted to a person who is a 10% shareholder, the term of the option shall be five years from the date of grant or such shorter term as may be provided in the option agreement. In practice, we have provided a term of seven years for all options granted to date.
Loans extended and guarantees provided
We have not extended any loans to members of our board of directors or to our executive officers, nor have we guaranteed any loans on their behalf.

Principal shareholders
The following table sets forth information with respect to the beneficial ownership of our ordinary shares prior to and after this offering by:
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each person or group of affiliated persons known by us to own beneficially more than 5% of our outstanding ordinary shares;

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each of our directors and executive officers individually; and

•
all of our executive officers and directors as a group.

The number of ordinary shares beneficially owned by each entity, person or director is determined in accordance with the SEC rules, is not necessarily indicative of beneficial ownership for any other purpose and does not give effect to the Reverse Share Split. Under such rules, beneficial ownership includes any ordinary shares over which a person has sole or shared voting power or investment power, or the right to receive economic benefit of ownership, as well as any ordinary shares subject to options or other rights that are currently exercisable or exercisable within 60 days of September 30, 2022.
The percentage of outstanding ordinary shares is computed on the basis of 959,047,390 ordinary shares outstanding as of September 30, 2022. For purposes of the table below, we deem ordinary shares subject to options or other rights that are currently exercisable or exercisable within 60 days of September 30, 2022, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the ownership and percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Based upon a review of the information provided to us by the TASE Clearing House and multiple Israeli banks, as of September 30, 2022, 129 holders of record holding approximately 5.1% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our ordinary shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees.
All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. See “Description of Share Capital and Articles of Association—Amended and Restated Articles of Association—Voting Rights.” Following the closing of this offering, neither our principal shareholders nor our directors and executive officers will have different or special voting rights with respect to their ordinary shares. Unless otherwise noted, the address of each shareholder listed below is 13 Amal St., Afek Industrial Park, Rosh Ha’ayin, Israel.
A description of any material relationship that our principal shareholders have had with us or any of our affiliates within the past three years is included under “Certain Relationships and Related Party Transactions.”
			Shares beneficially owned after offering
	Shares beneficially owned prior to offering		Assuming underwriters’ option to purchase additional ordinary shares is not exercised		Assuming underwriters’ option to purchase additional ordinary shares is exercised in full
Name of Beneficial Owner	Number	%	Number	%	Number	%
Principal shareholders
Migdal Insurance and Financial Holdings Ltd(1)	124,290,373	12.91%
Harel Insurance Investments & Financial Services Ltd(2)	79,991,823	8.34%
Clal Insurance Enterprises Holdings Ltd.(3)	61,693,578	6.40%
The Phoenix Holdings Ltd.(4)	84,693,027	8.76%
Menora Mivtachim Holdings Ltd.(5)	52,038,869	5.43%
Meitav Dash Investments Ltd.(6)	66,984,499	6.98%

			Shares beneficially owned after offering
	Shares beneficially owned prior to offering		Assuming underwriters’ option to purchase additional ordinary shares is not exercised		Assuming underwriters’ option to purchase additional ordinary shares is exercised in full
Name of Beneficial Owner	Number	%	Number	%	Number	%
Directors and executive officers
Gilad Yavetz(7)	15,548,196	1.61%
Nir Yehuda(8)	2,113,278	*
Amit Paz(9)	13,524,119	1.40%
Ilan Goren(10)	1,605,413	*
Michael Avidan(11)	527,001	*
Yair Seroussi(12)	2,439,833	*
Liat Benyamini	—	*
Michal Tzuk	—	*
Noam Breiman	—	*
Dr. Shai Weil(13)	405,518	*
Yitzhak Betzalel	—	*
Zvi Furman	—	*
All executive officers and directors as a group (12 persons)	36,163,358	3.69%
* Indicates ownership of less than 1%.
(1) Consists of (i) 116,672,529 ordinary shares and (ii) Series C debentures convertible into 8,247,844 ordinary shares, each beneficially owned by Migdal Insurance and Financial Holdings Ltd. (“Migdal”) and entities under its control. Migdal is a public company with shares traded on the TASE. To the knowledge of the Company, the ultimate controlling shareholder of Migdal is Mr. Shlomo Eliyahu. The address of Migdal is Efal 4, Petach Tikva, Israel.
(2) Consists of (i) 79,977,523 ordinary shares and (ii) Series C debentures convertible into 14,300 ordinary shares, each beneficially owned by Harel Insurance Investments & Financial Services Ltd. (“Harel”) and entities under its control. Harel is a public company with shares traded on the TASE. To the knowledge of the Company, the ultimate controlling shareholders of Harel are Mr. Yair Hamburger, Mr. Gideon Hamburger and Ms. Nurit Manor. The address of Harel is Abba Hillel 3, Ramat Gan, Israel.
(3) Consists of (i) 57,309,463 ordinary shares and (ii) debentures convertible into 4,384,115 ordinary shares, each beneficially owned by Altshuler Shaham Ltd. (“Altshuler”) and entities under its control. To the knowledge of the Company, the ultimate controlling shareholders of Altshuler are Messrs. Gilad Altshuler and Kalman Shaham, through companies owned by them. Altshuler’s address is 21 Habarzel Street, Lobby B, Ramat Hachayal, Tel-Aviv Israel.
(4) Consists of (i) 77,257,905 ordinary shares and (ii) Series C debentures convertible into 7,435,122 ordinary shares, each beneficially owned by the Phoenix Holdings Ltd. (“Phoenix”) and entitles under its control. Phoenix is a public company with shares traded on the TASE. To the knowledge of the Company, the ultimate controlling shareholders of Phoenix, through their control in Belanus Lux S.a.r.l (an entity incorporated under the laws of Luxemburg), are Mr. Matthew Botein, CCP III Cayman GP Ltd. and Mr. Lewis (Lee) Sachs. The address of Phoenix is Hashalom Rd. 53, Givatayim, Israel.
(5) Consists of 52,038,869 ordinary shares beneficially owned by Menora Mivtachim Holdings Ltd. (“Menora”) and entitles under its control. Menora is a public company with shares traded on the TASE. To the knowledge of the Company, the ultimate controlling shareholders of Menora are Najaden Establishment, a corporation incorporated under the laws of Vaduz, which is held in trust for the benefit of Ms. Niva Gorvitch, and Palamas Establishment, a corporation incorporated under the laws of Vaduz, which is held in trust for the benefit of Ms. Tali Grippel. The address of Menora is 23 Jabotinsky, Ramat Gan, Israel.
(6) Consists of (i) 65,714,635 ordinary shares and (ii) Series C debentures convertible into 1,269,864 ordinary shares, each beneficially owned by Meitav Dash Investments Ltd. (“Meitav”) and entitles under its control. Meitav is a public company with shares traded on the TASE. To the knowledge of the Company, the ultimate controlling shareholders of Meitav are Mr. Eli Barkat, through his holdings in BRM Finance Ltd., a company incorporated in Israel, and Mr. Avner Stepak, who holds ordinary shares directly and through Maya Holdings (Yeelim) Ltd., a company incorporated in Israel. The address for Meitav is 30 Darech Sheshet Haim St., Bnei Brak, Israel.
(7) Consists of (i) 7,961,982 ordinary shares beneficially owned directly by Mr. Yavetz and (ii) 7,586,214 ordinary shares subject to options held by Mr. Yavetz that are exercisable within 60 days of September 30, 2022.
(8) Consists of (i) 14,000 ordinary shares beneficially owned directly by Mr. Yehuda and (ii) 2,099,278 ordinary shares subject to options held by Mr. Yehuda that are exercisable within 60 days of September 30, 2022.
(9) Consists of (i) 7,654,681 ordinary shares beneficially owned directly by Mr. Paz and (ii) 5,869,438 ordinary shares subject to options held by Mr. Paz that are exercisable within 60 days of September 30, 2022.
(10) Consists of 1,605,413 ordinary shares subject to options held by Mr. Goren that are exercisable within 60 days of September 30, 2022.
(11) Consists of 527,001 ordinary shares subject to options held by Mr. Avidan that are exercisable within 60 days of September 30, 2022.
(12) Consists of 2,439,833 ordinary shares subject to options held by Mr. Seroussi that are exercisable within 60 days of September 30, 2022.
(13) Consists of 405,518 ordinary shares beneficially owned directly by Mr. Weil.

Certain relationships and related party transactions
Our policy is to enter into transactions with related parties on terms that, on the whole, are no more or less favorable than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred.
Agreements with directors and executive officers
Employment agreements
We have entered into written employment agreements with each of our executive officers. These agreements each contain provisions regarding non-competition, confidentiality of information and assignment of inventions. The enforceability of covenants not to compete is subject to limitations.
The provisions of certain of our executive officers’ employment agreements contain termination or change of control provisions. With respect to certain executive officers, either we or the executive officer may terminate his or her employment by giving advance written notice to the other party ranging from zero to three months. We may also terminate an executive officer’s employment agreement for cause (as defined in the applicable employment agreement).
Awards
Since our inception, we have granted options to purchase our ordinary shares to our employees. We describe our share option plans under “Management—Share Option Plans.”
Exculpation, indemnification and insurance
Our amended and restated articles of association to be effective upon the closing of this offering permit us to exculpate, indemnify and insure our directors and office holders to the fullest extent permitted by the Companies Law. In addition, our compensation policy permits us to indemnify and insure our directors and office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with our directors and office holders undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities that are covered by insurance. See “Management—Exculpation, Insurance and Indemnification of Directors and Officers.”
Compensation of our chairman
For information regarding the compensation of our chairman, see “Management—Compensation of Directors and Executive Officers—Directors.”
Related party transaction
Related party transaction policy
We have adopted guidelines and criteria for classifying certain transactions between us (or a company whose financial statements are consolidated with our financial statements) and either an interested party or controlling shareholder, if any, as “negligible transactions.”
A related party transaction that was determined by the audit committee to be non-negligible will require approvals as determined by the audit committee.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION
The following is a description of the material terms of our amended and restated articles of association to be effective upon the closing of this offering. The following descriptions of share capital and provisions of our amended and restated articles of association to be effective upon the closing of this offering are summaries and are qualified by reference to our amended and restated articles of association to be effective upon the closing of this offering, a copy of which is filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part. The description of the ordinary shares reflects changes to our capital structure that will occur upon the closing of this offering.
Share capital
Upon the closing of this offering, our authorized share capital will consist of 180,000,000 ordinary shares, par value NIS 0.1, of which           shares will be issued and outstanding.
All of our outstanding ordinary shares are validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any preemptive rights.
As of September 30, 2022, we had 14,060 holders of our ordinary shares.
Registration number and purposes of the company
Our registration number with the Israeli Registrar of Companies is 520041146. Our purpose as set forth in our amended and restated articles of association to be effective upon the closing of this offering is to engage in any lawful activity; however, the primary area of activity of the Company will be the field of renewable energy.
Voting rights
All ordinary shares will have identical voting and other rights in all respects.
Transfer of shares
Our fully paid ordinary shares are issued in electronic form and may be freely transferred under our amended and restated articles of association to be effective upon the closing of this offering, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are listed for trade. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our amended and restated articles of association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.
Election of directors
Under our amended and restated articles of association to be effective upon the closing of this offering, our board of directors must consist of not less than five but no more than 13 directors, with each of our directors to be appointed by a simple majority vote of holders of our ordinary shares, participating and voting at an annual general meeting of our shareholders.
Our ordinary shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors.
In addition, vacancies on our board of directors, including a vacancy due to the number of directors being less than the maximum number of directors stated in our amended and restated articles of association to be effective upon the closing of this offering, may be filled by a unanimous resolution of the directors then in office. A director so appointed will hold office until the next annual general meeting of our shareholders.
Dividend and liquidation rights
We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. In accordance with the Companies Law and our amended and restated articles of association to be effective upon the closing of this offering, dividend distributions are determined by the board of directors and do not require the approval of our shareholders.
Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements (less the amount of previously distributed dividends, if not reduced from the earnings), provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution, or we may distribute dividends that do not meet such criteria with court approval. In each case, we are only permitted to distribute a dividend if our board of directors and the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.
In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.
Exchange controls
There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the ordinary shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, have been, or will be, in a state of war with Israel.
Shareholder meetings
Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year and no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our amended and restated articles of association to be effective upon the closing of this offering as special general meetings of our shareholders. Our board of directors may call special general meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene a special general meeting upon the written request of (i) any two or more of our directors or one-quarter or more of the serving members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% of our outstanding voting power or (b) 5% or more of our outstanding voting power. Under Israeli law, one or more shareholders holding at least 1% of the voting rights at a general meeting of shareholders is entitled to request the company’s board of directors to include a proposal on the agenda of a general meeting to be convened in the future, provided that the proposal is appropriate to be discussed at the general meeting. Our amended and restated articles of association to be effective upon the closing of this offering contain procedural guidelines and disclosure items with respect to the submission of shareholder proposals for general meetings.
Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings of shareholders are the shareholders of record on a date to be decided by the board of directors, which, as a company listed on an exchange outside Israel, may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of shareholders:
•
amendments to our articles of association;

•
appointment or termination of service of our external auditors;

•
appointment of directors, including external directors (if applicable);

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approval of certain related party transactions;

•
increases or reductions of our authorized share capital;

•
a merger; and

•
the exercise of our board of director’s powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Companies Law requires that notice of any annual general meeting or special general meeting be provided to shareholders, subject to a limited exception, at least 21 days prior to the meeting and if the agenda of the meeting includes (among other things) the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting.
Under the Companies Law and under our amended and restated articles of association to be effective upon the closing of this offering, shareholders are not permitted to take action by way of written consent in lieu of a meeting.
Quorum requirements
Pursuant to our amended and restated articles of association to be effective upon the closing of this offering, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. The quorum required for our general meetings of shareholders consists of at least one shareholder present in person, by proxy or written ballot who holds or represents at least 25% of the total outstanding voting rights, within half an hour of the time fixed for the commencement of the meeting. A meeting adjourned for lack of a quorum shall be adjourned either to the same day in the next week, at the same time and place, or to such day and at such time and place as indicated in the notice to such meeting. At the reconvened meeting, in the event that a quorum as defined above is not present, the adjourned meeting will take place with any number of shareholders unless a meeting was called pursuant to a request by our shareholders, in which case the quorum required is one or more shareholders present in person or by proxy and holding the number of shares required to call the meeting as described under “—Shareholder Meetings.”
Vote requirements
Our amended and restated articles of association to be effective upon the closing of this offering provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Companies Law or by our amended and restated articles of association to be effective upon the closing of this offering. Under the Companies Law, certain actions require a special majority, including: (i) an extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest, (ii) the terms of employment or other engagement of a controlling shareholder of the company or a controlling shareholder’s relative (even if such terms are not extraordinary), and (iii) certain compensation-related matters described above under “Management—Compensation of Directors and Executive Officers” and “Management—Approval of Related Party Transactions Under Israeli Law.”
Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Companies Law, which requires the approval of holders holding 75% or more of the voting rights represented at the meeting and voting on the resolution.
Access to corporate records
Under the Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register, our articles of association, our consolidated financial statements, other documents as provided in the Companies Law, and any document we are required by law to file publicly with the Israeli Registrar of Companies or the ISA. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to any action or transaction with a related party which requires shareholder approval under the Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a trade secret or a patent or that the document’s disclosure may otherwise impair our interests.

Exclusive forum
Our amended and restated articles of association to be effective upon the closing of this offering provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both U.S. state and federal courts have jurisdiction to entertain such claims. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may increase the costs associated with such lawsuits, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our amended and restated articles of association to be effective upon the closing of this offering inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition. Any person or entity purchasing or otherwise acquiring any interest in our share capital shall be deemed to have notice of and to have consented to the choice of forum provisions of our amended and restated articles of association to be effective upon the closing of this offering described above. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.
Our amended and restated articles of association to be effective upon the closing of this offering further provide that unless we consent in writing to the selection of an alternative forum, the competent courts in Tel Aviv, Israel will be the exclusive forum for the following: (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees, to us or to our shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law.
Acquisitions under Israeli law
Full tender offer
A person wishing to acquire shares of a public Israeli company who would, as a result, hold over 90% of the target company’s voting rights or the target company’s issued and outstanding share capital (or of a class thereof), is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company (or the applicable class). If (a) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company (or the applicable class) and the shareholders who accept the offer constitute a majority of the offerees that do not have a personal interest in the acceptance of the tender offer or (b) the shareholders who did not accept the tender offer hold less than 2% of the issued and outstanding share capital of the company (or of the applicable class), all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. A shareholder who had its shares so transferred may petition an Israeli court within six months from the date of acceptance of the full tender offer, regardless of whether such shareholder agreed to the offer, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court. However, an offeror may stipulate in the tender offer document that a shareholder who accepts the offer waives its appraisal rights, so long as the offeror and the company disclosed the information required by law in connection with the full tender offer. If the full tender offer was not accepted in accordance with any of the above alternatives, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s voting rights or the company’s issued and outstanding share capital (or of the applicable class) from shareholders who accepted the tender offer. Shares purchased in contradiction to the full tender offer rules under the Companies Law will have no rights and will become dormant shares.
Special tender offer
The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser would become a holder of 25% or more of the voting rights in the company. This requirement does not apply if there is already another holder of 25% or more of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company. These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval as a private placement whose purpose is to give the acquirer at least 25% of the voting rights in the company if there is no person who holds 25% or more of the voting rights in the company, or as a private placement whose purpose is to give the acquirer 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company, (ii) was from a shareholder holding 25% or more of the voting rights in the company and resulted in the acquirer becoming a holder of 25% or more of the voting rights in the company, or (iii) was from a holder of more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company. A special tender offer must be extended to all shareholders of a company. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser, its controlling shareholders, holders of 25% or more of the voting rights in the company and any person having a personal interest in the acceptance of the tender offer, or anyone on their behalf, including any such person’s relatives and entities under their control).
In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer, or may abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. The board of directors shall also disclose any personal interest that any of the directors has with respect to the special tender offer or in connection therewith. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.
If a special tender offer is accepted, shareholders who did not respond to the tender offer or that had objected to it may accept the offer within four days following the expiration of the offer and they will be considered to have accepted the offer from the first day it was made.
In the event that a special tender offer is accepted, the purchaser or any person or entity controlling the purchaser or under common control with the purchaser or such controlling person or entity at the time of the offer thereof may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless they undertook to effect such an offer or merger in the initial special tender offer. Shares purchased in contradiction to the special tender offer rules under the Companies Law will have no rights and will become dormant shares.
Merger
The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain conditions described under the Companies Law are met, a simple majority of the outstanding voting rights of each party to the merger that are represented and voting on the merger. The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, such determination taking into account the financial status of the merging companies. If the board of directors determines that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

For purposes of the shareholder vote of a merging company whose shares are held by the other merging company, or by a person or entity holding 25% or more of the voting rights at the general meeting of shareholders of the other merging company, or by a person or entity holding the right to appoint 25% or more of the directors of the other merging company, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares voted on the matter at the general meeting of shareholders (excluding abstentions) that are held by shareholders other than the other party to the merger, or by any person or entity who holds 25% or more of the voting rights of the other party or the right to appoint 25% or more of the directors of the other party, or any one on their behalf including their relatives or corporations controlled by any of them, vote against the merger. In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the valuation of the merging companies and the consideration offered to the shareholders. If a merger is with a company’s controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders.
Under the Companies Law, each merging company must deliver to its secured creditors the merger proposal and inform its unsecured creditors of the merger proposal and its content. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging company, and may further give instructions to secure the rights of creditors.
In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger is filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies is obtained.
Private placements
Under the Companies Law, a significant private placement of securities requires approval by the board of directors and shareholders. A private placement is considered a significant private placement if it will cause a person to become a controlling shareholder or if:
•
the securities issued amount to 20% or more of the company’s outstanding voting rights before the issuance;

•
some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and

•
the transaction will increase the relative holdings of a shareholder who holds 5% or more of the company’s outstanding share capital or voting rights or that will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital or voting rights.

Anti-takeover measures under Israeli law
The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights.
As of the closing of this offering, no preferred shares will be authorized under our amended and restated articles of association. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our amended and restated articles of association, which requires the prior approval of the holders of a majority of the voting power attached to our issued and outstanding shares at a general meeting of shareholders. The convening of the meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Companies Law and our amended and restated articles of association to be effective upon the closing of this offering, as described above in “—Shareholder Meetings.”
Borrowing powers
Pursuant to the Companies Law and our amended and restated articles of association to be effective upon the closing of this offering, our board of directors may exercise all powers and take all actions that are not required under law or under our amended and restated articles of association to be effective upon the closing of this offering to be exercised or taken by our shareholders, including the power to borrow money for company purposes.
Changes in capital
Our amended and restated articles of association to be effective upon the closing of this offering enable us to increase or reduce our registered share capital. Any such changes are subject to Israeli law and must be approved by a resolution duly passed by our shareholders at a general meeting of shareholders. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both our board of directors and an Israeli court.
Transfer agent and registrar
The transfer agent and registrar for our ordinary shares is         . Its address is         , and its telephone number is         .
Listing
Our ordinary shares are listed on the TASE under the symbol “ENLT.” We intend to apply to have our ordinary shares listed on Nasdaq, under the symbol “ENLT.”

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, our ordinary shares have been traded only on the TASE. The prevailing market price of our ordinary shares could be adversely affected by future sales of our ordinary shares in the public market, the availability of such shares for sale in the public market or the perception that future sales could occur.
Following this offering, we will have an aggregate of        ordinary shares outstanding. Our ordinary shares will be available for sale in the public market after the expiration or waiver of the lock-up agreements described below, subject to limitations imposed by U.S. securities laws on resale by our “affiliates” as that term is defined in Rule 144.
We expect that all of our ordinary shares being sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” as that term is defined under Rule 144 described below. In addition, following this offering and the expiration or waiver of the lock-up agreements described below, ordinary shares issuable pursuant to awards granted under certain of our share option plans will eventually be freely tradable without restriction or further registration under the Securities Act unless held by “affiliates” as that term is defined under Rule 144.
Lock-Up Agreements
We, our directors and executive officers will sign lock-up agreements with the underwriters that will, subject to certain exceptions, restrict the sale of ordinary shares held by them for 180 days following the date of this prospectus. J.P. Morgan Securities LLC and BofA Securities, Inc., in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time. See “Underwriting” for a description of these lock-up agreements.
Rule 144
In general, under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.
A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of our ordinary shares then outstanding or the average weekly trading volume of our ordinary shares on Nasdaq during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.
Equity Awards
Following the closing of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register ordinary shares reserved for issuance under our share option plans. The registration statement on Form S-8 will become effective automatically upon filing.
Ordinary shares issued upon exercise of a share option and registered under the Form S-8 registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the lock-up agreements with the underwriters will expire. See “Management—Share Option Plans.”

TAXATION AND GOVERNMENT PROGRAMS
The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.
Israeli Tax Considerations
The following is a brief summary of the material Israeli tax laws applicable to us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares purchased by investors in this offering. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.
SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI OR OTHER TAX CONSEQUENCES INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES, OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.
General Corporate Tax Structure in Israel
Israeli companies are generally subject to corporate income tax. The current corporate income tax rate is 23.0%. However, the effective tax rate payable by an Israeli company that derives income from a “Technological Enterprise” or “Preferred Enterprise” may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate. Under Israeli tax law, a corporation will be considered as an “Israeli resident” if it meets one of the following: (a) it was incorporated in Israel; or (b) the control and management of its business are operated from Israel. The Company is not claiming any such benefits at this stage.
Law for the Encouragement of Industry (Taxes), 5729-1969
The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” The Company is examining its eligibility to claim tax benefits under the Industry Encouragement Law and whether it can qualify as an Industrial Company within the meaning of the Industry Encouragement Law.
The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company incorporated in Israel, of which 90.0% or more of its income in any tax year, other than income from certain government loans is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area,” in accordance with the definition in Section 3A of the Israeli Income Tax Ordinance (New Version) 1961 (the “Ordinance”). An “Industrial Enterprise” is defined as an enterprise owned by an Industrial Company the principal activity of which in a given tax year is industrial production.
There are several corporate tax benefits which are available to Industrial Companies, such as—
•
amortization of the cost of purchased patent, rights to use a patent, and know-how, which are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;

•
under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

•
expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.

There can be no assurance that the Company will qualify as an Industrial Company or that any of the benefits described above will be available to the Company.
Taxation of non-Israeli resident shareholders
Capital gains taxes
Israeli capital gains tax is generally imposed on the disposition of capital assets by a non-Israeli resident if those assets (i) are located in Israel, (ii) are shares or a right to shares in an Israeli resident corporation, (iii) are located outside of Israel and represents mainly, directly or indirectly, rights to assets located in Israel, or (iv) a right in a foreign-resident corporation, the majority of the value of which is attributable, directly or indirectly, to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the seller’s country of residence provides otherwise.
Israeli tax law distinguishes between “Real Capital Gain” and “Inflationary Surplus.” Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase in the relevant asset’s price that is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus is currently not subject to tax in Israel. Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. Generally, Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at a marginal tax rate, according to Section 121 of the Ordinance, up to a maximum rate of 25.0%. However, if the shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30.0%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10.0% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Furthermore, where an individual claims real interest expenses and linkage differentials on securities, the capital gain on the sale of the securities will be taxed at a rate of 30.0%.
Real Capital Gain derived by corporations will be generally subject to a corporate tax rate as specified in Section 126 of the Ordinance, which is 23.0% in 2022.
Notwithstanding the foregoing, individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income—23% for corporations in 2022 and a marginal tax rate of up to 47% (in 2022) for individuals.
A non-Israeli resident who derives capital gains from the sale of shares of an Israeli resident company is generally exempt from Israeli capital gains tax so long as the shares were not held through a permanent establishment that the non-Israeli resident maintains in Israel and certain other conditions are met. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents (i) have a controlling interest of more than 25.0% in any of the means of control of such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25.0% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly as specified in Section 68A of the Ordinance.
In addition, such exemption is not applicable to a person whose gains from selling or disposing the shares are deemed to be business income.
Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the tax treaty between the Government of the United

States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “United States-Israel Tax Treaty”), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the United States-Israel Tax Treaty (a “Treaty U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to certain types of royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10.0% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any such case, the sale, exchange or disposition of such shares would be subject to Israeli tax, unless otherwise exempt under Israeli domestic law as discussed above.
Regardless of whether non-Israeli shareholders may be liable for Israeli capital gains tax on the sale of our ordinary shares, the payment of the consideration for such sale may be subject to withholding of Israeli tax at source and holders of our ordinary shares may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, shareholders who are not liable for Israeli capital gains tax on such a sale may be required to sign declarations on forms specified by the ITA, provide documents (including, for example, a certificate of residency) or obtain a specific exemption from the ITA to confirm their status as non-Israeli residents.
If the abovementioned declaration and/or exemption (as the case may be) is not provided, the purchaser, the Israeli brokers or the financial institutions through which the shares are held is obligated to withhold tax on the amount of consideration paid upon the sale of the shares (or on the Real Capital Gain on the sale, if known) at the rate of 25% in respect of an individual and 23% in respect of a corporation.
A detailed return, including a computation of the tax due, must be filed and an advance payment must be paid on January 31 and July 30 of each tax year for sales of securities traded on a stock exchange made within the previous six months in which the reporting date applies. However, if all tax due was withheld at the source according to applicable provisions of the Ordinance and the regulations promulgated thereunder, the return does not need to be filed. Capital gains are also reportable on an annual income tax return.
Taxation on receipt of dividends
Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25.0%, which tax will be withheld at source, unless relief is provided in an applicable tax treaty between Israel and the shareholder’s country of residence, subject to the receipt in advance of a valid tax certificate from the ITA allowing for a reduced withholding tax rate. However, if the shareholder is a “substantial shareholder” (as described above) at the time of receiving the dividend or at any time during the preceding 12-month period, the applicable tax rate will be 30.0%. Such dividends are generally subject to Israeli withholding tax at a rate of 25.0% so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not).
Notwithstanding the above, a reduced tax rate may be provided under an applicable tax treaty, subject to the receipt in advance of a valid tax certificate from the ITA allowing for a reduced withholding tax rate. For example, under the United States—Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25.0%. Generally, however, the maximum rate of withholding tax on dividends that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25.0% of the gross income for such preceding year consists of certain types of dividends and interest and further provided that such income was not subject to corporate tax benefits under the Investment Law.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel in respect of such income, provided, inter alia, that (i) such income was not derived from a business conducted in Israel by the non-Israeli resident, (ii) the non-Israeli resident has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the non-Israeli resident is not obliged to pay additional surtax (as further explained below).
Surtax
Subject to the provisions of an applicable tax treaty, individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3.0% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 663,240 (or approximately $       based on the BOI Exchange Rate) for 2022, which amount is linked to the annual change in the Israeli consumer price index.
Estate and gift tax
Israeli law presently does not impose estate or gift taxes.
U.S. federal income tax considerations
The following summary describes certain U.S. federal income tax considerations generally applicable to United States Holders (as defined below) of our ordinary shares. This summary deals only with our ordinary shares held as capital assets within the meaning of Section 1221 of the Code. This summary also does not address the tax consequences that may be relevant to holders in special tax situations including, without limitation, dealers in securities, traders that elect to use a mark-to-market method of accounting, holders that own our ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment, banks or other financial institutions, individual retirement accounts and other tax-deferred accounts, insurance companies, tax-exempt organizations, United States expatriates, holders whose functional currency is not the U.S. dollar, holders subject to the alternative minimum tax, holders that acquired our ordinary shares in a compensatory transaction, holders which are entities or arrangements treated as partnerships for U.S. federal income tax purposes or holders that actually or constructively through attribution own 10% or more of the total voting power or value of our outstanding ordinary shares.
This summary is based upon the Code, applicable U.S. Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling has been or will be requested from the IRS regarding the tax consequences described herein, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any U.S. federal tax consequences other than U.S. federal income tax consequences (such as the estate and gift tax or the Medicare tax on net investment income).
As used herein, the term “United States Holder” means a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any state thereof or therein or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (a) that is subject to the supervision of a court within the United States and the control of one or more U.S. persons as described in Code Section 7701(a)(30), or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a “United States person.”
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes acquires our ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Such a partner or partnership considering an investment in our ordinary shares should consult its tax advisor as to the particular U.S. federal income tax consequences of acquiring, owning, and disposing of our ordinary shares in its particular circumstances.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. UNITED STATES HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL STATE, LOCAL AND NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.
Dividends
Although we do not anticipate paying any dividends in the foreseeable future, as described in “Dividend Policy” above, if we do make any distributions, subject to the discussion below under “—Passive Foreign Investment Company,” the amount of dividends paid to a United States Holder with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom generally will be included in the United States Holder’s gross income as ordinary income from foreign sources to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of earnings and profits will be treated as a non-taxable return of capital to the extent of the United States Holder’s tax basis in those ordinary shares and thereafter as capital gain. However, we do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, United States Holders should expect to treat a distribution as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The amount of any distribution paid in foreign currency will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is included in the United States Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars at that time.
Foreign withholding tax (if any) paid on dividends on our ordinary shares at the rate applicable to a United States Holder (taking into account any applicable income tax treaty) may, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such holder’s U.S. federal income tax liability or, at such holder’s election, eligible for deduction in computing such holder’s U.S. federal taxable income. If a refund of the tax withheld is available under applicable law or the applicable income tax treaty, the amount of tax withheld that is refundable will not be eligible for such credit against a United States Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against U.S. federal taxable income). Dividends paid on our ordinary shares generally will constitute “foreign source income” and “passive category income” for purposes of the foreign tax credit. However, if we are a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our U.S. source earnings and profits may be re-characterized as U.S. source. A “United States-owned foreign corporation” is any foreign corporation in which United States persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. In general, United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the U.S. are excepted from these rules. If we are treated as a “United States-owned foreign corporation,” and if 10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends paid on the ordinary shares allocable to our U.S. source earnings and profits will be treated as U.S. source, and, as such, the ability of a United States Holder to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends may be limited.
Pursuant to recently issued U.S. Treasury regulations, however, if a United States Holder is not eligible for the benefits of an applicable income tax treaty or does not elect to apply such treaty, then such holder may not be able to claim a foreign tax credit arising from any foreign tax imposed on a distribution on our ordinary shares, depending on the nature of such foreign tax. The rules governing the treatment of foreign taxes imposed on a United States Holder and foreign tax credits are complex, and United States Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under an applicable income tax treaty and the potential impact of the recently issued U.S. Treasury regulations.
Dividends received by certain non-corporate United States Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gains rate, provided that (i) either our ordinary shares are readily tradable on an established securities market in the United States or we are eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury Department has determined is satisfactory for these purposes, (ii) we are neither a PFIC (as discussed below) nor treated as such with respect to the United States Holder for either the taxable year in which the dividend is paid or the preceding taxable year and (iii) the United States Holder satisfies certain holding period and other requirements, including that the United States Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. In this regard, shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on the           , as our ordinary shares are expected to be. United States Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends paid with respect to our ordinary shares. The dividends will not be eligible for the dividends received deduction available to United States Holders that are corporations in respect of dividends received from other U.S. corporations.
Disposition of Ordinary Shares
Subject to the discussion below under “—Passive Foreign Investment Company,” a United States Holder generally will recognize capital gain or loss for United States federal income tax purposes on the sale or other taxable disposition of our ordinary shares equal to the difference, if any, between the amount realized and the United States Holder’s tax basis in those ordinary shares. A United States Holder’s initial tax basis in our ordinary shares generally will equal the cost of such ordinary shares. If any Israeli tax is imposed on the sale, exchange or other disposition of our ordinary shares, a United States Holder’s amount realized will include the gross amount of the proceeds of the disposition before deduction of the Israeli tax. In general, capital gains recognized by a non-corporate United States Holder, including an individual, are subject to a lower rate of tax under current law if such United States Holder’s holding period in our ordinary shares exceeds one year. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as United States source income or loss for purposes of the foreign tax credit. Because gain on the sale or other taxable disposition of our ordinary shares will be treated as U.S. source income, and United States Holders may use foreign tax credits against only the portion of U.S. federal income tax liability that is attributed to foreign source income in the same category, United States Holders’ ability to utilize a foreign tax credit with respect to the Israeli tax imposed on any such sale or other taxable disposition, if any, may be significantly limited. In addition, if a United States Holder is eligible for the benefit of the income tax convention between the United States and the State of Israel and pays Israeli tax in excess of the amount applicable to the United States Holder under such convention or if the Israeli tax paid is refundable, the United States Holder will not be able to claim any foreign tax credit or deduction with respect to such excess portion of the Israeli tax paid or the amount of Israeli tax refunded. In addition, pursuant to recently issued U.S. Treasury regulations, if a United States Holder is not eligible for the benefits of an applicable income tax treaty or does not elect to apply such treaty, then such holder may not be able to claim a foreign tax credit arising from any foreign tax imposed on the disposition of our ordinary shares, depending on the nature of such foreign tax. The rules governing the treatment of foreign taxes imposed on a United States Holder and foreign tax credits are complex, and United States Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under an applicable income tax treaty and the potential impact of the recently issued U.S. Treasury regulations.
Passive Foreign Investment Company
We would be classified as a PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Code), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Goodwill is treated as an active asset under the PFIC rules to the extent attributable to activities that produce active income. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our anticipated market capitalization and the current and anticipated composition of our income, assets and operations, we do not expect to be a PFIC for United States federal income tax purposes for the current taxable year or in the foreseeable future. However, our PFIC status for the current or any other taxable year is subject to considerable uncertainties. For example, it is expected that our annual PFIC status for any taxable year will depend in large part on the extent to which our gross income from sales of energy is considered to be active business commodities gains under the Code. Based on the manner in which we currently intend to operate, we believe it reasonable for United States Holders (as defined in “Taxation and Government Programs—U.S. Federal Income Tax Considerations”) to take the position that our gross income from energy sales is active. However, because we outsource to independent contractors certain operation and maintenance functions that may be treated as significant with respect to our projects, there can be no assurance that the IRS or a court will agree with this position. If our income from sales of energy is not treated as derived from an active commodities business, we will likely be a PFIC. Moreover, whether we are a PFIC is a factual determination that must be made annually after the close of each taxable year. This determination will depend on, among other things, the composition of our income and assets, as well as the value of our ordinary shares and assets. The aggregate value of our assets for purposes of the PFIC determination may be determined by reference to the public offering price of our ordinary shares at this initial public offering and future trading value of our ordinary shares, which could fluctuate significantly. In addition, the extent to which our goodwill will be characterized as an active asset is not entirely clear and we cannot give assurance that the entire amount of our goodwill will be treated as an active asset. It is possible that the IRS may take a contrary position with respect to our PFIC determination in any particular year, and therefore, there can be no assurance that we will not be classified as a PFIC in the current taxable year or in the future. Certain adverse U.S. federal income tax consequences (described below) could apply to a United States Holder if we are treated as a PFIC for any taxable year during which such United States Holder holds our ordinary shares. Under the PFIC rules, if we were considered a PFIC at any time that a United States Holder holds our ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the United States Holder has made a “deemed sale” election under the PFIC rules. If such election is made, a United States Holder will be deemed to have sold our ordinary shares at their fair market value on the last day of the taxable year in which we were a PFIC, and any gain from the deemed sale would be subject to the rules described in the following paragraph. After the “deemed sale” election, so long as we do not become a PFIC in a subsequent taxable year, the ordinary shares with respect to which such election was made will not be treated as shares in a PFIC. United States Holders should consult their tax advisors as to the possibility and consequences of making a deemed sale election if we are (or were to become) and then cease to be a PFIC, and such election becomes available.
If we are a PFIC for any taxable year that a United States Holder holds our ordinary shares, unless the United States Holder makes certain elections, any gain recognized by the United States Holder on a sale or other disposition of our ordinary shares would be allocated pro-rata over the United States Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or the highest rate in effect for corporations, as appropriate, for that taxable year, and an interest charge would be imposed. Further, to the extent that any distribution received by a United States Holder on our ordinary shares exceeds 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the United States Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain on the sale or other disposition of our ordinary shares if we were a PFIC, described above. If we are treated as a PFIC with respect to a United States Holder for any taxable year, the United States Holder will be deemed to own equity in any of the entities in which we hold equity that also are PFICs. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment or treatment as a qualified electing fund (“QEF”)) of our ordinary shares if we are considered a PFIC. However, we do not intend to prepare or provide United States Holders the information that would enable United States Holders to make a QEF election. In addition, an election for mark-to-market treatment is unlikely to be available to mitigate any adverse tax consequences with respect to entities in which we hold equity that are PFICs. If we are considered a PFIC, a United States Holder also will be subject to annual information reporting requirements. United States Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in the ordinary shares and the potential consequences thereof.
Information Reporting and Backup Withholding
Dividends on proceeds from the sale or other taxable disposition of our ordinary shares may be subject to information reporting to the IRS. In addition, a United States Holder (other than an exempt holder who establishes its exempt status if required) may be subject to backup withholding on dividend payments and proceeds from the sale or other taxable disposition of our ordinary shares paid within the United States or through certain U.S.-related financial intermediaries.
Backup withholding will not apply, however, to a United States Holder who furnishes a correct taxpayer identification number, makes other required certification and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the United States Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Foreign Financial Asset Reporting
Certain United States Holders are required to report their holdings of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain threshold amounts, subject to certain exceptions. Our ordinary shares are expected to constitute foreign financial assets subject to these requirements unless the ordinary shares are held in an account at certain financial institutions. Penalties may apply if United States Holders fail to satisfy such reporting requirements on the ownership of our ordinary shares. United States Holders should consult their tax advisors regarding the application of these reporting requirements.

UNDERWRITING
We are offering the ordinary shares described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and BofA Securities, Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of ordinary shares listed next to its name in the following table:
Name	Number of shares
J.P. Morgan Securities LLC
BofA Securities, Inc.

Total
The underwriters are committed to purchase all the ordinary shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or this offering may be terminated.
The underwriters propose to offer the ordinary shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $      per ordinary share. Any such dealers may resell ordinary shares to certain other brokers or dealers at a discount of up to $      per ordinary share from the initial public offering price. After the initial offering of the ordinary shares to the public, if all of the ordinary shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any ordinary shares made outside of the United States may be made by affiliates of the underwriters.
The underwriters have an option to buy up to      additional ordinary shares from us to cover sales of ordinary shares by the underwriters which exceed the number of ordinary shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional ordinary shares. If any ordinary shares are purchased with this option to purchase additional ordinary shares, the underwriters will purchase ordinary shares in approximately the same proportion as shown in the table above. If any additional ordinary shares are purchased, the underwriters will offer the additional ordinary shares on the same terms as those on which the ordinary shares are being offered.
The underwriting fee is equal to the public offering price per ordinary share less the amount paid by the underwriters to us per ordinary share. The underwriting fee is $      per ordinary share. The following table shows the per ordinary share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional ordinary shares.
	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$
We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $      . We have also agreed to reimburse the underwriters for certain of their expenses in connection with this offering in an amount of up to $      .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The underwriters may agree to allocate a number of ordinary shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.
We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to, any of our ordinary shares or securities convertible into or exercisable or exchangeable for of our ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any ordinary shares or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of ordinary shares or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and BofA Securities, Inc. for a period of 180 days after the date of this prospectus, other than our ordinary shares to be sold in this offering.
The restrictions on our actions, as described above, do not apply to certain transactions, including (i) the issuance of our ordinary shares or securities convertible into or exercisable for our ordinary shares pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of options (including net exercise), in each case outstanding on the date of the underwriting agreement and described in this prospectus or (ii) grants of share options, share awards, restricted shares or other equity awards and the issuance of our ordinary shares or securities convertible into or exercisable or exchangeable for our ordinary shares (whether upon the exercise of share options or otherwise) to our employees, officers, directors, advisors, or consultants pursuant to the terms of an equity compensation plan in effect as of the closing of this offering and described in this prospectus provided that such recipients enter into a lock-up agreement with the underwriters.
Our directors and executive officers (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of J.P. Morgan Securities LLC and BofA Securities, Inc., (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of our ordinary shares or any securities convertible into or exercisable or exchangeable for our ordinary shares (including, without limitation, ordinary shares or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a share option or warrant (collectively with our ordinary shares, the “lock-up securities”)), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.
The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfers of lock-up securities: (i) as bona fide gifts, or for bona fide estate planning purposes, (ii) by will or intestacy, (iii) to any trust for the direct or indirect benefit of the lock-up party or any immediate family member, (iv) to a partnership, limited liability company or other entity of which the lock-up party and its immediate family members are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv), (vi) in the case of a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or its affiliates or (B) as part of a distribution to members or shareholders of the lock-up party; (vii) by operation of law, (viii) to us from an employee upon death, disability or termination of employment of such employee, (ix) as part of a sale of lock-up securities acquired in open market transactions after the closing of this offering, (x) to us in connection with the vesting, settlement or exercise of restricted share units, options, warrants or other rights to purchase our ordinary shares (including “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments, or (xi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction approved by our board of directors and made to all shareholders involving a change in control, provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph; (b) exercise of the options or other equity awards granted pursuant to plans described in in this prospectus, provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to restrictions similar to those in the immediately preceding paragraph; and (c) the establishment by lock-up parties of trading plans under Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for the transfer of lock-up securities during the restricted period.
J.P. Morgan Securities LLC and BofA Securities, Inc., in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.
Our ordinary shares are listed on the TASE under the symbol “ENLT.” We intend to apply to list the ordinary shares on the Nasdaq under the symbol “ENLT.”
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling ordinary shares in the open market for the purpose of preventing or retarding a decline in the market price of the ordinary shares while this offering is in progress. These stabilizing transactions may include making short sales of ordinary shares, which involves the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in this offering, and purchasing ordinary shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional ordinary shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional ordinary shares, in whole or in part, or by purchasing ordinary shares in the open market. In making this determination, the underwriters will consider, among other things, the price of ordinary shares available for purchase in the open market compared to the price at which the underwriters may purchase ordinary shares through the option to purchase additional ordinary shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase ordinary shares in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ordinary shares, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase ordinary shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those ordinary shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the ordinary shares or preventing or retarding a decline in the market price of the ordinary shares, and, as a result, the price of the ordinary shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on Nasdaq, in the over-the-counter market or otherwise.
Prior to this offering, there has been no public market for our ordinary shares in the United States. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:
•
the information set forth in this prospectus and otherwise available to the representatives;

•
our historical performance of our ordinary shares on the TASE;

•
the current trading price of our ordinary shares on the TASE;

•
our prospects and the history and prospects for the industry in which we compete;

•
an assessment of our management;

•
our prospects for future earnings;

•
the general condition of the securities markets at the time of this offering;

•
the recent market prices of, and demand for, publicly traded ordinary shares of generally comparable companies; and

•
other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our ordinary shares, or that the ordinary shares will trade in the public market at or above the initial public offering price.
Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Selling Restrictions
European Economic Area
In relation to each Member State of the European Economic Area, each a Relevant Member State, none of the ordinary shares have been offered or will be offered pursuant to the offering to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member

State and notified to the competent authority in that Relevant Member State, all in accordance with Regulation (EU) 2017/1129 (the “Prospectus Regulation”), except that offers of ordinary shares may be made to the public in that Relevant Member State at any time under the following exemptions under the Prospectus Regulation:
a) to any legal entity which is a qualified investor as defined under the Prospectus Regulation;
b) to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or
c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of the ordinary shares shall require us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any of the ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for any ordinary shares.
Each person in a Relevant Member State who receives any communication in respect of, or who acquires any ordinary shares under, the offering contemplated hereby will be deemed to have represented, warranted and agreed to and with each of the underwriters and their affiliates and us that:
a) it is a qualified investor within the meaning of the Prospectus Regulation; and
b) in the case of any ordinary shares acquired by it as a financial intermediary, as that term is used in Article 5 of the Prospectus Regulation, (i) the ordinary shares acquired by it in the offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Regulation, or have been acquired in other circumstances falling within the points (a) to (d) of Article 1(4) of the Prospectus Regulation and the prior consent of the representatives has been given to the offer or resale; or (ii) where the ordinary shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those ordinary shares to it is not treated under the Prospectus Regulation as having been made to such persons.
We, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the representatives of such fact in writing may, with the prior consent of the representatives, be permitted to acquire ordinary shares in the offering.
United Kingdom
None of the ordinary shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the Financial Conduct Authority, except that offers of ordinary shares may be made to the public in that United Kingdom at any time:
a) to any legal entity which is a qualified investor as defined under Article 2 of the U.K. Prospectus Regulation;;
b) to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the U.K. Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or
c) in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000, as amended (the “FSMA”);
provided that no such offer of the ordinary shares shall require us or the representatives to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the U.K. Prospectus

Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to any ordinary shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for any ordinary shares and the expression “U.K. Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the U.K. Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the FSMA (Financial Promotion) Order 2005, as amended (the “Order”), and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (e) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the ordinary shares in the United Kingdom within the meaning of the FSMA. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons. Any person in the UK who is not a relevant person must not act on or rely upon this document or any of its contents.
Israel
The ordinary shares offered under this prospectus have not been approved or disapproved by the ISA, nor have such ordinary shares been registered for sale in Israel. The ordinary shares offered under this prospectus may not be offered or sold to the public in Israel absent the publication of a prospectus that has been approved by the ISA or an appropriate exemption therefrom. This prospectus does not constitute a prospectus under the Israeli Securities Law, and has not been filed with or approved by the ISA.
In the State of Israel, this document may be distributed only to, and may be directed only at, and any offer of the ordinary shares hereunder may be directed only at (i) to the extent applicable, a limited number of persons in accordance with the Israeli Securities Law and (ii) investors who fall within one of the categories listed in the first addendum to the Israeli Securities Law (the “Addendum”) consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, venture capital funds, entities with equity in excess of NIS 50 million (or approximately $       based on the BOI Exchange Rate) and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of the same and agree to it.
Canada
The ordinary shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario) and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (the “NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong
The ordinary shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (the “Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “Securities and Futures Ordinance”), (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Japan
The ordinary shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (the “FIEA”). The ordinary shares may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.
Australia
No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission (the “ASIC”) in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001 (the “Corporations Act”) and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.
Any offer in Australia of the ordinary shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ordinary shares without disclosure to investors under Chapter 6D of the Corporations Act.
The ordinary shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

EXPENSES OF THE OFFERING
We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:
Expenses	Amount
SEC registration fee	$	*
FINRA filing fee		*
Stock exchange listing fee		*
Transfer agent’s fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous costs		*
Total	$	*
* To be filed by amendment.
All amounts in the table are estimates except the SEC registration fee, the stock exchange listing fee and the FINRA filing fee. We will pay all of our expenses of this offering.

LEGAL MATTERS
The validity of our ordinary shares and certain other matters of Israeli law will be passed upon for us by Herzog, Fox & Neeman, Tel Aviv, Israel. Certain matters of U.S. federal law will be passed upon for us by Latham & Watkins LLP, New York, New York. Certain matters of Israeli law will be passed upon for the underwriters by Amit, Pollak, Matalon & Co., Tel Aviv, Israel. Certain matters of U.S. federal law will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.
EXPERTS
Our consolidated financial statements as of December 31, 2021 and 2020, and for each of the years in the two-year period ended December 31, 2021, have been included in this prospectus in reliance upon the report of Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES
We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and any of the Israeli experts named in this prospectus, substantially all of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because a majority of our assets and substantially all of our directors and officers are located outside of the United States, any judgment obtained in the United States against us or certain of our directors and officers may be difficult to collect or not be collectible within the United States.
We have been informed by our legal counsel in Israel, Herzog Fox & Neeman, that it may be difficult to assert U.S. securities laws claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact which can be a time-consuming and costly process. Certain matters of procedure may also be governed by Israeli law.
We have irrevocably appointed Enlight Renewable Energy LLC as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. The address for our agent is 800 W. Main St., #900, Boise, Idaho 83702. Subject to certain time limitations, legal procedures and exceptions, Israeli courts may enforce a U.S. judgment in a civil matter which is non-appealable, including a judgment based upon the civil liability provisions of the Securities Act or the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that, among other things:
•
the judgment is obtained from a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law prevailing in Israel;

•
the prevailing law of the foreign state in which the judgment is rendered allows for the enforcement of judgments of Israeli courts;

•
adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;

•
the judgment is not contrary to public policy of Israel, and the enforcement of the civil liabilities set forth in the judgment is not likely to impair the security or sovereignty of Israel;

•
the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;

•
an action between the same parties in the same matter was not pending in any Israeli court or tribunal at the time at which the lawsuit was instituted in the foreign court; and

•
the judgment is capable of being executed according to the laws of Israel and according to the law of the foreign state in which the relief was granted.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. Under existing Israeli law, a foreign judgment payable in foreign currency may be paid in Israeli currency at the rate of exchange in force on the date of the payment. Current Israeli law and exchange control regulations also permit a judgment debtor to make payment in foreign currency (the foreign currency of the judgment). Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act with respect to the ordinary shares offered hereby. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement.
Statements contained in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete descriptions of all terms of these documents. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed for a complete description of its terms. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely.
Upon the closing of this offering, we will become subject to the informational requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of our ordinary shares. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.
In addition, since our ordinary shares are traded on the TASE, we have filed periodic and immediate reports with, and furnish information to, the TASE and the ISA, as required under Chapter F of the Israeli Securities Law. Based on the approval of our shareholders received on      , commencing from the date of the listing of our ordinary shares on the      , our Israeli reporting requirements will be governed by Chapter E’3 of the Israeli Securities Law, which generally requires filing with the ISA only copies of the English-language reports filed with the SEC.
We will send our transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

Enlight Renewable Energy Ltd.
Financial statements as of December 31, 2021
Page
Report of independent registered public accounting firm—audit of annual financial statements	F-2
Financial statements:
Consolidated statements of financial position	F-3-F-4
Consolidated statements of income and other comprehensive income	F-5-F-6
Consolidated statements of changes in equity	F-7-F-8
Consolidated statements of cash flows	F-9-F-12
Notes to the financial statements	F-13-F-108
Condensed consolidated financial statements as of September 30, 2022

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Enlight Renewable Energy Ltd.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Enlight Renewable Energy Ltd. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of income and other comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively, the “consolidated financial statements”).
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Somekh Chaikin
Somekh Chaikin
Member Firm of KPMG International
We have served as the Company’s auditor since 2019.
Tel Aviv, Israel
July 19, 2022

Enlight Renewable Energy Ltd.
Consolidated Statements of Financial Position as of December 31
	Note	2021	2020
		USD in thousands	USD in thousands
Assets
Current assets
Cash and cash equivalents	5A	265,933	99,330
Restricted cash	5B	35,179	87,763
Financial assets at fair value through profit or loss	27C	39,364	32,509
Trade receivables	6	17,900	11,419
Other receivables	7	28,147	27,686
Current maturities of contract assets	9	16,789	15,098
Other financial assets		9,999	—
Total current assets		413,311	273,805
Non-current assets
Restricted cash	5B	21,368	19,731
Other long term receivables		6,334	527
Deferred costs in respect of projects	8A(1)	171,427	15,069
Deferred borrowing costs		21,138	26,096
Investments in equity accounted investees	8C	—	32,464
Loans to investee companies	8C	26,264	43,717
Advance payment on account of share purchases		—	970
Contract assets	9	270,253	271,153
Fixed assets, net	10	1,488,829	937,934
Intangible assets, net	11	247,059	90,574
Deferred taxes	17	21,864	13,802
Right-of-use asset, net	26	105,250	80,965
Financial assets at fair value through profit or loss	27C, 30A(11)	28,682	10,115
Other financial assets		13,561	—
Total non-current assets		2,422,029	1,543,117
Total assets		2,835,340	1,816,922
The notes to the consolidated financial statements are an integral part thereof.

	Note	2021	2020
		USD in thousands	USD in thousands
Liabilities and equity
Current liabilities
Credit and current maturities of loans from banking corporations and other financial institutions	14	61,822	208,293
Trade payables	12	27,417	7,960
Other payables	13	46,058	79,716
Current maturities of debentures	15	17,914	17,329
Current maturities of loans from non-controlling interests	14	—	5,433
Current maturities of lease liability	26	5,686	5,605
Other financial liabilities	27D	42,169	1,457
Total current liabilities		201,066	325,793
Non-current liabilities
Debentures	15	286,656	186,777
Convertible debentures	15	100,995	—
Loans from banking corporations and other financial institutions	14	1,168,569	632,144
Loans from non-controlling interests	14	78,113	40,808
Other financial liabilities	27D	93,252	19,056
Deferred taxes	17	12,411	8,498
Other long term payables		1,132	2,453
Employee benefits	8A(1)	6,911	—
Lease liability	26	99,960	74,124
Asset retirement obligation		28,894	14,863
Total non-current liabilities		1,876,893	978,723
Total liabilities		2,077,959	1,304,516
Equity	18
Ordinary share capital		2,549	2,239
Share premium		556,161	380,529
Capital reserves		(4,514)	25,966
Proceeds on account of convertible options		10,405	—
Accumulated loss		(31,963)	(43,180)
Equity attributable to owners of the Company		532,638	365,554
Non-controlling interests		224,743	146,852
Total equity		757,381	512,406
Total liabilities and equity		2,835,340	1,816,922
Yair Seroussi Chairman of the Board of Directors	Gilad Yavetz CEO and Board Member	Nir Yehuda CFO
Approval Date of the Financial Statements: July 19, 2022
The notes to the consolidated financial statements are an integral part thereof.

Enlight Renewable Energy Ltd.
Consolidated statements of income and other comprehensive income
	Note	2021	2020
		USD in thousands	USD in thousands
Revenues	21	102,461	70,324
Cost of sales	22	(21,777)	(14,730)
Depreciation and amortization		(19,446)	(15,226)
Gross profit		61,238	40,368
General and administrative expenses	24	(15,569)	(9,018)
Selling, marketing and project promotion expenses	23	(3,617)	(2,257)
Development expenses		(1,099)	(719)
Transaction costs in respect of acquisition of activity in the United States	8A(1)	(7,331)	—
Other income		778	—
		(26,838)	(11,994)
Operating profit		34,400	28,374
Finance income	25B	30,333	17,214
Finance expenses	25A	(37,175)	(31,408)
Total finance expenses, net before early prepayment fee		(6,842)	(14,194)
Pre-tax profit before early prepayment fee		27,558	14,180
Early prepayment fee	25C	—	(67,594)
Profit (loss) before tax and equity gains (loss)		27,558	(53,414)
Share of (loss) profits of equity accounted investees		(189)	26
Profit (loss) before income taxes		27,369	(53,388)
Taxes on income	17C	(5,694)	12,353
Profit (loss) for the year		21,675	(41,035)
Other comprehensive income (loss):
Amounts which will be classified in the future under profit or loss, net of tax:
Foreign currency translation differences for foreign operations		(67,305)	(719)
Effective portion of changes in fair value of cash flow hedges, net	27	(9,168)	(4,550)
Other comprehensive income item that will not be transfer to profit or loss:
Presentation currency translation adjustment		29,510	33,734
Total other comprehensive (loss) income for the year		(46,963)	28,465
Total comprehensive loss for the year		(25,288)	(12,570)
Profit (loss) for the year attributed to:
Owners of the Company		11,217	(43,869)
Non-controlling interests		10,458	2,834
		21,675	(41,035)
The notes to the consolidated financial statements are an integral part thereof.

	Note	2021	2020
		USD in thousands	USD in thousands
Comprehensive income (loss) for the year attributed to:
Owners of the Company		(25,748)	(24,644)
Non-controlling interests		460	12,074
		(25,288)	(12,570)
Earnings (loss) per ordinary share (in USD) with a par value of NIS 0.01, attributable to owners of the parent Company:	19
Basic earnings (loss) per share		0.01	(0.06)
Diluted earnings (loss) per share		0.01	(0.06)
Weighted average of share capital used in the calculation of earnings (loss):
Basic per share		937,492,190	782,977,562
Diluted per share		981,086,687	782,977,562
The notes to the consolidated financial statements are an integral part thereof.

Enlight Renewable Energy Ltd.
Consolidated statements of changes in equity
		For the year ended December 31, 2021
		Owners of the parent company
				Capital reserves
	Share capital	Share premium	Proceeds on account of convertible options	Controlling shareholders(1)	Transactions with non- controlling interests(1)	Transactions Share-based payment(1)	Hedge reserve(1)	Translation reserve from foreign operation(1)	Translation reserve from currency Presentation(1)	Accumulated loss	Total attributable to the owners of the company	Non- controlling interests	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Balance as of January 1, 2021	2,239	380,529	—	5,378	(19,432)	13,615	(8,325)	(2,350)	37,080	(43,180)	365,554	146,852	512,406
Income for the year	—	—	—	—	—	—	—	—	—	11,217	11,217	10,458	21,675
Other comprehensive income (loss):
Fair value changes of financial instruments used for cash flow hedging, net of tax	—	—	—	—	—	—	(6,223)	—	—	—	(6,223)	(2,945)	(9,168)
Exchange differences due to translation of foreign operations	—	—	—	—	—	—	—	(52,610)	—	—	(52,610)	(14,695)	(67,305)
Other comprehensive income item that will not be transfer to profit or loss:
Presentation currency translation adjustment	—	—	—	—	—	—	—	—	21,868	—	21,868	7,642	29,510
Total comprehensive income (loss) for the year	—	—	—	—	—	—	(6,223)	(52,610)	21,868	—	(36,965)	(9,998)	(46,963)
Total comprehensive income (loss) for the year	—	—	—	—	—	—	(6,223)	(52,610)	21,868	11,217	(25,748)	460	(25,288)
Share-based payment	—	—	—	—	—	6,485	—	—	—	—	6,485	—	6,485
Issue of ordinary shares	284	175,632		—	—	—	—	—	—	—	175,916	—	175,916
Issuance of convertible debentures	—	—	10,405	—	—	—	—	—	—	—	10,405	—	10,405
Conversion of share options	26	—	—	—	—	—	—	—	—	—	26	—	26
Initial consolidation of Bjorn (see Note 30 A (11))	—	—	—	—	—	—	—	—	—	—	—	22,726	22,726
Investment by non- controlling interest in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	56,998	56,998
Dividends and distribution to by non- controlling interest in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(2,293)	(2,293)
	310	175,632	10,405	—	—	6,485	—	—	—	—	192,832	77,431	270,263
Balance as of December 31, 2021	2,549	556,161	10,405	5,378	(19,432)	20,100	(14,548)	(54,960)	58,948	(31,963)	532,638	224,743	757,381

(1)
Total Capital reserves of (4,514) (USD in thousands)

The notes to the consolidated financial statements are an integral part thereof.

		For the year ended December 31, 2020
		Owners of the parent company
				Capital reserves
	Share capital	Share premium	Proceeds on account of convertible options	Controlling shareholders(1)	Transactions with non- controlling interests(1)	Transactions Share-based payment(1)	Hedge Reserve(1)	Translation reserve from foreign operation(1)	Translation reserve from currency Presentation(1)	Accumulated loss	Total attributable to the owners of the company	Non- controlling interests	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Balance as of January 1, 2020	2,031	273,939	197	5,378	(3,939)	9,477	(5,069)	(1,161)	13,410	689	294,952	93,358	388,310
Income (loss) for the year	—	—	—	—	—	—	—	—	—	(43,869)	(43,869)	2,834	(41,035)
Other comprehensive income (loss):
Fair value changes of financial instruments used for cash flow hedging, net of tax	—	—	—	—	—	—	(3,256)	—	—	—	(3,256)	(1,294)	(4,550)
Exchange differences due to translation of foreign operations	—	—	—	—	—	—	—	(1,189)	—	—	(1,189)	470	(719)
Other comprehensive income item that will not be transfer to profit or loss:
Presentation currency translation adjustment	—	—	—	—	—	—	—	—	23,670	—	23,670	10,064	33,734
Total comprehensive income (loss) for the year	—	—	—	—	—	—	(3,256)	(1,189)	23,670	—	19,225	9,240	28,465
Total comprehensive income (loss) for the year	—	—	—	—	—	—	(3,256)	(1,189)	23,670	(43,869)	(24,644)	12,074	(12,570)
Share-based payment	—	—	—	—	—	4,138	—	—	—	—	4,138	—	4,138
Issue of ordinary shares	188	106,315	—	—	—	—	—	—	—	—	106,503	—	106,503
Conversion of debentures into shares	1	275	(197)	—	—	—	—	—	—	—	79	—	79
Exercise of share options	19	—	—	—	—	—	—	—	—	—	19	—	19
Sale of rights in consolidated entities to non-controlling interests	—	—	—	—	(15,493)	—	—	—	—	—	(15,493)	49,782	34,289
Dividends and distribution to by non- controlling interest in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(8,362)	(8,362)
	208	106,590	(197)	—	(15,493)	4,138	—	—	—	—	95,246	41,420	136,666
Balance as of December 31, 2020	2,239	380,529	—	5,378	(19,432)	13,615	(8,325)	(2,350)	37,080	(43,180)	365,554	146,852	512,406

(1)
Total Capital reserves of 25,966 (USD in thousands)

The notes to the consolidated financial statements are an integral part thereof.

Enlight Renewable Energy Ltd.
Consolidated statements of cash flows
	2021	2020
	USD in thousands	USD in thousands
Cash flows for operating activities
Profit (loss) for the year	21,675	(41,035)
Adjustments required to present cash flows from operating activities (Annex A)	24,146	89,465
Cash from operating activities	45,821	48,430
Interest receipts	1,223	1,011
Interest paid	(24,381)	(41,020)
Income Tax paid	(3,497)	(861)
Repayment of contract assets	32,857	31,250
Net cash from operating activities	52,023	38,810
Cash flows for investing activities
Acquisition of consolidated companies (see Annex B)	(156,496)	(8,554)
Restricted cash, net	47,999	(17,538)
Purchase, development and construction of fixed assets	(453,250)	(341,929)
Investment in deferred costs in respect of projects	(39,506)	(12,077)
Proceed from sale (purchase) of short term financial assets measured at fair value through profit or loss, net	(4,218)	(10,571)
Payments on account of share purchases	—	(931)
Payments on account of acquisition of consolidated company	(1,183)	(20,189)
Loan to investee	(4,091)	(39,636)
Investment in investee	(7,891)	(30,763)
loan to non-controlling interests	(6,496)	—
Purchase of long term financial assets measured at fair value through profit or loss	(19,506)	(10,262)
Net cash used in investing activities	(644,638)	(492,450)
The notes to the consolidated financial statements are an integral part thereof.

	2021	2020
	USD in thousands	USD in thousands
Cash flows from financing activities
Receipt of loans from banks and other financial institutions	632,943	309,418
Repayment of loans from banks and other financial institutions	(301,837)	(46,093)
Issuance of debentures	107,317	97,668
Issuance of convertible debentures	106,817	—
Repayment of debentures	(17,348)	(52,496)
Distribution of profits in consolidated partnerships	(1,085)	(6,120)
Dividend distribution in consolidated companies	(833)	(2,228)
Repayment of loans from other credit providers	—	(52,903)
Deferred borrowing costs	(9,951)	(31,540)
Receipt (repayment) of loans from non-controlling interests, net	10,530	9,023
Consideration from sale of holding in consolidated entity, without loss of control	—	10,021
Increase in holding right of consolidated entity	—	(30,403)
Issuance of shares	175,079	105,950
Exercise of share options	25	18
Repayment of lease liability	(6,344)	(5,382)
Proceeds from investment in entities by non-controlling interest	57,001	38,595
Net cash from financing activities	752,314	343,528
Increase (decrease) in cash and cash equivalents	159,699	(110,112)
Balance of cash and cash equivalents at beginning of year	99,330	197,675
Impact of changes in exchange rates on held cash balances in foreign currency	6,904	11,767
Cash and cash equivalents at end of year	265,933	99,330
The notes to the consolidated financial statements are an integral part thereof.

	2021	2020
	USD in thousands	USD in thousands
Annex A—Adjustments Required to Present Cash Flows
From operating activities:
Income and expenses not associated with cash flows:
Depreciation and amortization	20,500	15,867
Finance expenses in respect of debentures	—	559
Finance expenses in respect of project finance loans	27,699	25,885
Finance expenses in respect of prepayment of loans	—	67,594
Finance expenses in respect of loans from non-controlling interests	1,158	1,540
Finance expenses in respect of contingent consideration	2,231	—
Fair value changes of financial instruments measured at fair value through profit or loss	(3,145)	660
Share-based compensation	3,980	2,253
Deferred taxes	3,272	(15,482)
Finance expenses in respect of lease liability	1,243	1,087
Finance income in respect of contract asset	(24,310)	(16,176)
Exchange differences and others	3,019	338
Amortization of deferred costs in respect of projects	230	719
interest expenses from loans to investees	(1,465)	(657)
Company’s share in losses of investee partnerships	189	74
Finance expenses (income) in respect of forward transaction	(621)	657
	33,980	84,918
Changes in assets and liabilities items:
Change in other receivables	340	(5,100)
Change in trade receivables	(6,944)	4,800
Change in other payables	(4,624)	5,121
Change in trade payables	1,175	(274)
Change in provisions for employees	219	—
	(9,835)	4,547
	24,146	89,465
The notes to the consolidated financial statements are an integral part thereof.

	2021	2020
	USD in thousands	USD in thousands
Annex B—Acquisition of Newly Consolidated Companies
Working capital (except for cash and cash equivalents)	(42,304)	245
Restricted cash	—	174
Financial liabilities at fair value through profit or loss	(86,768)	—
Fixed assets	121,359	16,390
Intangible assets	164,765	15,998
Deferred costs in respect of projects	104,346	—
Deferred borrowing costs	5,738	293
Deferred taxes	115	122
Investment in investee	(39,803)	(7,251)
Right-of-use asset and lease liability, net	(633)	—
Loan to investee	(24,512)	(17,309)
Loan from non-controlling interests	(23,551)	—
Non-controlling interests	(22,256)	(108)
Total consideration which was paid, after deducting cash (cash surplus upon consolidation) in consolidated companies	156,496	8,554
Annex C—Material Non-Cash Investing and Financing Activities
In 2021, the Company was engaged in the construction of wind projects in Sweden, Kosovo and Spain, and in the construction of the wind project Ruach Beresheet in Israel. The Company was also engaged in the development of projects in the United States, of which a total of approximately USD 17.6 million, USD 15.8 million, USD 5.8 million, USD 1.3 million and USD 1.3 million, accordingly, were financed through supplier credit.
The notes to the consolidated financial statements are an integral part thereof.

Enlight Renewable Energy Ltd.
Notes to the financial statements as of December 31, 2021
Note 1—General
A. Enlight Renewable Energy Ltd. (hereinafter: the “Company”) is a public company located in Israel, whose shares are listed on the Tel Aviv Stock Exchange (hereinafter: the “Stock Exchange”). The Company’s address is 13 Amal St., Park Afek, Rosh Ha’ayin, Israel. As of the reporting date, the Company is engaged in the renewable energy industry. Since May 2018, the Company has no controlling shareholder and/or a control core.
B. The Company is engaged in the initiation, planning, development, construction and operation of projects for the production of electricity from renewable energy sources in Israel and abroad. The Company has three geographical operating segments in its financial statements, pertaining to the management and construction of properties, to the initiation, purchase, construction and operation of projects for the production of electricity from renewable energy sources in Israel, Central-Eastern Europe, Western Europe, and another segment involving the management and construction of facilities (see Note 28). In its activities, the Company is engaged, inter alia, in architectural and engineering planning of the aforementioned projects for the production of electricity, in purchasing the components which are required for the construction of those projects, in building the projects, in securing the regulatory permits and licenses which are required for the construction of each project, in the production and sale of electricity to the electric corporation, and in the operation of those facilities, once completed.
C. Definitions
The Group	—	The Company and its consolidated entities (as defined below).
Interested Parties	—	As defined in the Securities Law, 5728-1968, as amended.
Consolidated Entities	—	Companies or partnerships which are directly or indirectly under the Company’s control (as defined in IFRS 10), and whose financial reports are wholly consolidated with the Company’s reports. The active consolidated entities are as specified in Note 8.
Controlling shareholders	—	As defined in the Securities Regulations (Annual Financial Statements), 5770-2010.
Related Party	—	As defined in IAS 24 (2009), “Related Party Disclosures”.
Note 2—Significant accounting policies
A. Statement of Compliance with International Financial Reporting Standards (IFRS)
The Group’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (hereinafter: “IFRS”) as issued by the International Accounting Standards Board (IASB).
B. Operating cycle period
The Group’s operating cycle period is 12 months.
C. Foreign currency
(1) Functional currency and presentation currency
The financial statements of each of the Group’s subsidiaries were prepared in the currency of the main economic environment in which it operates (hereinafter: the “Functional Currency”). For the purpose of consolidating the financial statements, results and financial position of each of the Group’s member companies are translated into the NIS, which is the Company’s functional currency. The Group’s consolidated financial statements are presented in USD. For details regarding the exchange rates, and changes thereto, during the presented periods, see Note 2, section W.

(2) Translation of transactions in currencies other than the functional currency:
In preparing the financial statements of each of the Group’s member companies, transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the year, adjusted for effective interest and payments during the year, and the amortized cost in foreign currency translated at the exchange rate at the end of the year.
Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.
(3) Method for recording exchange differences
Exchange differences are recognized under profit and loss during the period in when they arose, except for exchange differences in respect of monetary items receivable or payable from foreign operations, the settlement of which is not planned or expected, and which therefore constitute a part of a net investment in a foreign operation. These exchange differences are recognized under other comprehensive income, under the item for “exchange differences due to translation of foreign operations”, and are carried to the statement of income upon the realization of the net investment in the foreign operation, and upon loss of control, joint control, or significant influence of the foreign operation.
Exchange differences are classified under profit and loss in the items for finance income and expenses.
When the settlement of loans which were provided to a foreign operation by the Group is not planned or expected in the foreseeable future, profit and loss from exchange differences due to these monetary items are included as part of the investment in foreign operations, net, recognized under other comprehensive income, and presented under equity as part of “exchange differences due to translation of foreign operations”.
Exchange differences pertaining to properties under construction for the purpose of producing electricity in the future are included under the cost of those assets, in cases where they constitute an adjustment to the interest costs on credit in foreign currency (for details regarding the Group’s accounting policy regarding the capitalization of borrowing costs, see Note H(4).
(4) Translation of financial statements of investees whose functional currency is different from the Company’s functional currency
For the purpose of presenting the consolidated financial statements, the assets and liabilities of foreign operations, including attributable excess costs, are presented are presented according to the exchange rate which was in effect as of the end of the reporting period. Income and expense items are translated according to the average exchange rates during the reporting period, unless there was significant volatility in exchange rates during that period. In that case, these items are translated according to the exchange rates on the dates when the transactions were executed, and the attributable translation differences are recognized under other comprehensive income, in the item for “exchange differences due to translation of foreign operations”. These exchange differences are classified under the statement of income on the date of realization of the foreign operation for which the translation differences arose, and upon loss of control, joint control or significant influence of the foreign operation. In case of partial realization of a subsidiary which includes a foreign operation, which does not involve loss of control, a proportional part of the cumulative total of exchange differences which were recognized under other comprehensive income is re-attributed to non-controlling interests in that foreign operation.
The financial statements of a foreign operation which is not directly held are translated to the NIS using the consolidation in stages method, in which the financial statements of the foreign operation are first translated to the functional currency of the direct parent company, and are then translated to the functional currency of the ultimate parent company. Therefore, upon the realization of a foreign operation which is not directly held, the Group re-classifies to the statement of income the cumulative amount in respect of which translation differences arose, according to the amount which would have been created had the foreign operation been translated directly into NIS.
(5) Hedge of net investment in foreign operation
The Group applies hedge accounting to foreign currency differences arising between the functional currency of the foreign operation and the Company’s functional currency (NIS), regardless of whether the net investment is held directly or through an investee company.
Foreign currency differences arising on the translation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective, and are presented within equity as part of the translation reserve. To the extent that the hedge is ineffective, such differences are recognized in profit or loss. When the hedged part of a net investment is disposed of, the relevant amount in the translation reserve is transferred to profit or loss as part of the profit or loss on disposal.
D. Cash and cash equivalents
Cash and cash equivalents comprise cash that is available for immediate use, deposits as well as term deposits that are not restricted in use, for which the original maturity date does not exceed three months.
Cash and deposits which are restricted by the Group in respect of credit agreements, or which are restricted to the construction of projects only, are classified by the Group as restricted cash in the statement of financial position.
E. Basis of consolidation
(1) Business combinations
The Group implements the acquisition method to all business combinations. The acquisition date is the date when the acquirer obtains control of the acquired entity. Control exists when the Group is exposed, or holds rights, to variable returns from its involvement in the acquired entity, and when it is able to affect those returns through its power over the acquired. Substantive rights held by the Group and others are taken into account when assessing control.
The Group recognizes, on the acquisition date, the contingent liability which was accepted in a business combination, if there is a commitment in the present which is due to past events, and whose fair value is reliably measurable. The consideration transferred includes the fair value of the assets which were transferred to the previous owner of the acquired entity, liabilities which materialized for the acquiree towards the previous owner of the acquired entity, and equity interests which were issued by the Group. Additionally, goodwill is not updated due to the use of carryforward tax losses which existed on the date of the business combination.
The consideration transferred also includes the fair value of contingent consideration. After the acquisition date, the Group recognizes changes in the fair value of the contingent consideration which is financial liability a financial liability in the statement of income.
Acquisition-related costs which materialized for the buyer in respect of a business combination, such as agency fees, consulting fees, legal fees, valuations and other fees in respect of professional services or consulting services, except for those which are associated with the issuance of debt or equity instruments in connection with the business combination, are recognized as an expense in the period when the services are received.
(2) Goodwill
The Group recognizes goodwill as of the acquisition date according to the fair value of the consideration which was transferred, after deducting the net amount which was attributed in the acquisition to the identifiable assets which were acquired, and to the liabilities which were accepted. Goodwill is initially recognized as an asset at cost, and is measured in subsequent periods at cost after deducting accumulated impairment losses.
For the purpose of testing for impairment, goodwill is allocated to each of the Group’s cash generating units which are expected to benefit from the business combination’s synergy. Cash-generating units to which goodwill was allocated are tested for impairment each year, or more frequently when indicators exist of possible impairment of that unit. When the recoverable amount of a cash-generating unit is lower than that unit’s carrying value, the impairment loss is first allocated to the amortization of the carrying value of any goodwill which is attributed to the cash generating unit. Subsequently, the balance of impairment loss, if any, is allocated to other assets of the cash generating unit, in proportion to their carrying value. Impairment loss of goodwill is not reversed in subsequent periods.
(3) Subsidiaries entities
Subsidiary entities are entities which are controlled by the Group. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control is lost. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group.
(4) Non-controlling interests
The share in net non-controlling interests of consolidated subsidiaries is presented separately under the Group’s equity. Non-controlling interests include the amount of those interests on the acquisition date, and the share of non-controlling interests in changes which occurred in the consolidated company’s equity after the acquisition date. Non-controlling interests have protective rights only. The results of transactions with non-controlling interests, which involve the realization of part of the Group’s investment in the consolidated company, when control thereof is retained, are carried to the shareholders’ equity of the parent company.
Profit or loss and any component of other comprehensive income are attributed to the owners of the Company and to non-controlling interests. Total profit or loss and the other comprehensive income are allocated to the owners of the Company and the non-controlling interests, even when the result is a negative balance of the non-controlling interests.
Transactions with non-controlling interests while retaining control are treated as capital transactions. Any difference between the consideration which was paid or received, and the change in non-controlling interests, is carried to the share of the Company’s owners directly in equity.
Additionally, in case of changes to the holding rate of the subsidiary, while retaining control, the Company re-attributes the cumulative amounts which were recognized under other comprehensive income between the Company’s owners and non-controlling interests.
Issuance of put option to non-controlling interests
Put options issued by the Group to non-controlling interests, which are settled in cash, is recognized as a liability at the present value of the exercise addition, against carrying to the goodwill which was created on the date of the business combination. Changes in the liability in respect of the put option to non-controlling interests are recognized in the statements of income according to the effective interest method; however, for changes in the subsequent measurement of the put option, the possibility is evaluated of capitalizing them as non-specific credit to balances of qualifying assets, in accordance with the International Accounting Standard (IAS) 23, “Borrowing Costs”.
The profit attributable to the Company’s owners in the statements of income include the share of non-controlling interests to whom the Company has issued a put option, in the results of the investee company, including in cases where the non-controlling interests have access to the returns arising from the interests in the investee company.

Dividends which are distributed to non-controlling interests in a subsidiary, hold a put option, is recorded as an expense in the statements of income, while investments made by non-controlling interests are recorded as income.
(5) Transactions eliminated in the consolidation
Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains from transactions with associates are eliminated against the investment according to the Group’s interests in those investments. Unrealized losses were canceled in the same manner which was used to cancel unrealized profits, so long as there was no evidence of impairment.
(6) Acquisition of property company
Upon the acquisition of a property company, the Group exercises judgment in its evaluation of whether it constitutes the acquisition of a business or a property, for the purpose of determining the accounting treatment for the transaction. In its evaluation of whether a property company constitutes a business, the Group evaluates, inter alia, whether the existing process or processes in the property company, including the scope and nature of the management, security, cleaning and maintenance services. Transactions in which the acquired company is a business are treated as a business combination, as specified above. However, transactions in which the acquired company is not a business are treated as an treated as a group of assets and liabilities. In transactions of this kind, the acquisition cost, including transaction costs, is proportionately allocated to the identifiable assets and liabilities which were acquired, based on their proportional fair value as of the acquisition date. In the latter case, goodwill is not recognized, and deferred taxes are not recognized, in respect of temporary differences which exist as of the acquisition date. When the Company engages in a transaction to purchase an asset (a transaction which does not constitute a business combination), and the purchase consideration includes contingent consideration which depends on the occurrence of future events which are not under the Company’s control, a contingent consideration liability is initially recognized on the date when the asset is recognized.
F. Investments in associates
An associate is an entity over which the Group has significant influence, which is not a subsidiary or a joint arrangement. Significant influence is the power to participate in decisions pertaining to the investee’s financial and operational policy, but does not constitute control, or joint control, of said policy. When evaluating the existence of significant influence, potential voting rights are taken into account which are exercisable or convertible immediately into the shares of the investee entity.
The results, assets and liabilities of associate companies and joint ventures are included in these financial statements according to the equity method.
According to the equity method, investments in associates and joint ventures are included in the consolidated statement of financial position according to cost adjusted for changes which occurred after the acquisition in the Group’s share in net assets, including capital reserves, after deducting impairment, if any, in the associate’s value.
G. Classification of interest paid, dividends paid and interest and dividends received in the statement of cash flows
The Group classifies cash flows in respect of interest and dividends which it received, and cash flows in respect of interest paid, as cash flows which arose from, or were used in, operating activities. Cash flows in respect of income taxes are generally classified as cash flows used in operating activities, unless these are readily identifiable as cash flows used in investing or financing activities. Dividends that are paid by the Group are classified as cash flows from financing activities.

H. Fixed assets
(1) General
Fixed assets are tangible items which are held for the purpose of use in the production or provision of goods or services, which are expected to be used in more than one period.
Fixed asset items are presented in the statement of financial position at cost less accumulated depreciation, and less accumulated impairment loss. The cost include the asset’s purchase cost, and costs which are directly attributable to bringing the asset to the location and condition which are required for its operation in the manner intended by management. The cost of qualifying assets also includes borrowing costs to be capitalized, as stated in Note 2H(4). For details regarding the impairment testing of fixed assets, see Note 2L.
Fixed asset items include farms for the production of electricity from wind energy and photovoltaic systems, when those systems are not covered under IFRIC 12 and others.
(2) Subsequent costs
The cost of replacing part of a fixed asset item and other subsequent costs are capitalized if it is probable that the future economic benefits associated with them will flow to the Group and their cost can be measured reliably. The carrying value of a replaced part of the fixed asset item is derecognized. Current maintenance costs are carried to profit or loss as incurred.
(3) Depreciation of fixed assets
Components of a depreciable fixed asset item with a significant cost compared to the total cost of the item are depreciated separately. Depreciation is performed systematically, on a straight-line basis, over the expected useful lifetime of the item’s components, from the date when the asset was ready for its intended use, while taking into account its expected residual value at the end of its useful lifetime.
The useful lifetimes, depreciation rates and depreciation methods used in calculating depreciation are as follows:
	Useful lifetime	Depreciation rates	Depreciation method
Wind farms	25–30 years	4%–3.3%	Straight line
Photovoltaic systems	23–24 years	4.3%–4.16%	Straight line
Automatic cleaning systems	20 years	5%	Straight line
Others	3–14 years	33%–7%	Straight line
The asset’s depreciation method, useful lifetime and residual value are reviewed by Company management at the end of each fiscal year. Changes are treated as prospective changes in estimate.
Profit or loss which has arisen due to the sale or expense from the use of a fixed asset item is determined according to the difference between the proceeds from its sale and its carrying value on the date of sale or removal from use, and carried to the statement of income.
(4) Borrowing costs
A qualifying asset is an asset regarding which a significant period of time is necessary in order to prepare it for its intended use, or for its sale.
(A) Borrowing costs which are directly attributable to the purchase or construction of facilities for the production of electricity, where preparing them for their intended use requires a significant period of time, are capitalized to the cost of those assets until the date when those assets are ready for their intended use.
(B) The Company determines the amount of borrowing costs which are not directly attributable, and which are capitalizable, by attributing a capitalization rate for expenses in respect of qualifying assets. This capitalization rate is the weighted average of borrowing costs which are appropriate for the Company’s credit during that period, which is not directly attributable to the project. The Company capitalizes borrowing costs which are not directly attributable, in an amount which does not exceed the total sum of borrowing costs which arose for it during that period. Exchange differences in respect of loans denominated in a currency other than the functional currency are capitalized to the cost of those assets, to the extent where they are considered an adjustment of interest costs. All other borrowing costs are recognized in the statement of income on the date of their creation.
(5) Liability in respect of the costs of dismantling and removal the facility and restoring the site where the facility is located
The cost of a fixed asset item includes, inter alia, the costs of dismantling and removal of the item and the restoration of the site on which it is located, which give rise to a liability for the entity upon acquisition of the item or as a result of the use of the item over a specific duration, other than for the creation of inventory in such period. After the initial recognition date:
Changes in the foregoing liability until the end of the item’s depreciation period are added to or subtracted from the asset in the current period. Changes in the aforesaid liability due to the passage of time are recognized in profit or loss as finance expenses as incurred.
I. Deferred costs in respect of projects
Deferred costs in respect of projects are costs which were accrued for the development of projects, and for which it is probable that economic benefits will derive to the Company in the future and the costs can be measured reliably. In assessing whether such expenditures can be capitalized, the Company evaluates, among other factors, the likelihood in succeeding to develop a project (i.e. taking into account both physical and regulatory aspects), the progress phase in the development, the Company’s experience in the geographic area and with the related regulator, whether there are other obstacles or competitors that might effect the probability to successfully develop etc. The Company assess such likelihood of success in each individual case, If it is probable that the relevant project will be materialized. these costs are capitalized and presented under the item for “deferred costs in respect of projects” in the statement of financial position. If during the process it is no longer probable that the project can be materialized, any related amounts that were previously capitalized are written off (i.e. expensed). Once all the approvals obtained and the project is ready to be constructed on, the related development costs that have been deferred are classified to Fixed assets.
J. Service concession arrangements
The Company received from the state, through the Public Utilities Authority—Electricity (hereinafter: the “Electricity Authority”), licenses (concessions) for the construction of facilities for the production of electricity using photovoltaic technology, or through wind energy, for the purpose of providing services involving the production of electricity from renewable energy sources, and also engaged in agreements with Israel Electric Corporation (hereinafter: the “IEC”) to purchase the electricity which is produced in those facilities (hereinafter: the “Purchase Agreement”), in BOO (Build, Operate, Own) agreements.
Service concession arrangements are arrangements in which the state (the “Concession Granter” / “Granting Entity”) engaged in a contract with an entity from the private sector (the operator) in which that entity undertakes to plan, build and finance assets which constitute public service infrastructure, and in exchange for the construction of the properties, the operator receives from the state a concession to operate the assets for a certain period, and to provide related services which are associated with the assets. Regarding photovoltaic technology systems in Israel (except for small systems), the state controls and regulates the licensing arrangements in the manner specified below:
•
The granting entity controls the services which the operator is required to provide to it through the infrastructure—the Electricity Authority controls and regulates the services which the operator is required to provide, and has the general, and broadest authority, to regulate the operator’s activity. The operator is entitled to receive a license only after it has fulfilled detailed regulatory and statutory preconditions, and when the operator has a license, it has the contractual obligation to produce and sell electricity through the PV facilities, and to operate and maintain their proper operation and connection to the national power grid throughout the entire license period. The operator is required to operate exclusively in accordance with the license terms, and is not entitled to withdraw from the power purchase agreement, or to cancel the license, without the Electricity Authority’s approval. Additionally, any change in license terms requires approval from the Minister of National Infrastructures, Energy and Water (hereinafter: the “Minister”) and/or the Electricity Authority, and in case of a breach, the operator could be exposed to various sanctions prescribed in law and in the license (including revocation or suspension of the license, and including forfeiture of the guarantee by virtue of the license).
•
The granting entity determines the entity to whom the operator is required to provide the electricity production services—in principle, the license holder will be entitled to sell electricity to consumers according to a price between a willing seller and a willing buyer, subject to the provisions of the law and the provision license. However, essentially, in accordance with the factual situation as of the publication date of the report, and as of the date of evaluation of the application of IFRIC 12 to the facilities, the sale of electricity to entities other than the electric corporation in Israel is not yet possible. The regulatory arrangement applies to the sale of electricity to private consumers, according to which, in medium and large facilities, insofar as the producer wishes to sell electricity to third parties, in any framework other than the purchase agreement, but rather to third parties, a specific provision license from the Electricity Authority is required; however, the wording of licenses of this kind has not yet been published by the Electricity Authority for photovoltaic facilities, and essentially, there are no rules regulating how sale to third parties should take place.

•
The granting entity dictates the price at which the services will be purchased—the Electricity Authority determines the tariff that will be paid for the electricity produced in the photovoltaic facilities on the date of tariff approval, and thereby controls it, and requires the operator to sign the purchase agreement as a condition for the receipt of the permanent production license.

Additionally, in respect of solar facilities for the production of electricity using photovoltaic technology which commenced operation until December 31, 2016, the Company made specific economic calculations for each of the facilities which it owns, and reached the conclusion that the residual value from additional continued operation, beyond 20 years, is negligible relative to the facility’s total value.
In accordance with the above, the appropriate treatment of photovoltaic facilities for the production of electricity in Israel (except for small systems) which commenced operation until December 31, 2016 is in accordance with IFRIC 12, and the Company is adopting the financial asset model, as defined in that interpretation.
The treatment in the Company’s books in respect of the foregoing facilities is as follows—
The total consideration which is expected to be received throughout the license period is allocated to the construction services and to the operating services based on the proportional fair value figures of those services.
•
The value of the construction services is determined according to the construction costs, plus the standard construction margin, according to the Company’s estimate.

•
The value of the operating services is determined according to the operating costs, plus the standard margin, according to the Company’s estimate.

Interest income is recognized throughout the license period according to the effective interest method, based on the rate of return which reflects the relevant risks during the construction and operation period of the project. This income is recognized in the statement of cash flows under operating activities, as activities not associated with cash flows.
Proceeds attributable to the repayment of the asset are classified in the statement of cash flows Activity under operating activities, as activity in respect of concession arrangements—repayment of contract asset.

The consideration in respect of the construction services, which is initially measured at fair value by determining the rate of return, as stated above, is recognized throughout the construction period according to the completion rate. For details regarding the timing of recognition of revenue from the provision of services, see section Q(2) below.
The consideration which is recognized on the date of revenue recognition, as stated above, is treated as a contract asset covered under IFRS 15 (see section Q(2) below) throughout the entire period of the concession arrangement, and is not reclassified in the commercial operation stage to a financial asset (receivables) covered under IFRS 9, since the contractual right to receive payment for the services in accordance with the arrangement arises as the facilities commence operation and producing electricity in practice, and does not only depend on the passage of time.
For details regarding estimates and approximations in the application of the accounting policy, see Note 4 below.
For details regarding the impairment of financial assets, see section M(5) below.
K. Intangible assets
Intangible assets are identifiable non-monetary assets which have no physical substance. Intangible assets with an indefinite useful lifetime are not amortized, and are tested for impairment once per year, or whenever there are possible indicators of impairment, in accordance with the provisions of IAS 36. The estimated useful lifetime of intangible assets with an indefinite useful lifetime is evaluated at the end of each reporting year. Changes in the estimated useful lifetime of an intangible asset, from indefinite to definite, are treated prospectively.
Intangible assets with definite useful lifetimes are amortized in a straight line throughout their estimated useful lifetime, subject to an impairment test. Changes in the estimated useful lifetime of an intangible asset with a definite lifetime are treated prospectively.
The Company has agreements for the provision of electricity and concession agreements which are presented at cost, after deducting amortization (except as stated in section K), and are amortized according to the useful lifetime which was determined for the facility to which they are attributed.
Goodwill
Goodwill which was created due to the acquisition of subsidiaries is presented under intangible assets. For details regarding the measurement of goodwill upon initial recognition, see section E(2) above.
In subsequent periods, goodwill is measured at cost after deducting accumulated impairment losses.
Amortization
Amortization is the systematic allocation of an intangible asset’s amortizable amount over its useful lifetime. The amortizable amount is the cost of the asset. Amortization is carried to the statement of income using the straight line method, over the estimated useful lifetime of the intangible assets, beginning from the date when the assets are available for use, since that method best reflects the forecasted consumption pattern of the future economic benefits inherent in each asset. Goodwill and intangible asset with an indefinite useful lifetime is not systematically amortized, but rather is tested for impairment at least once per year.
Estimates in respect of the amortization method and useful lifetime are re-evaluated at least at the end of each year, and are adjusted when required. The Group evaluates the useful lifetime of intangible assets which are not amortized at least once per year, in order to determine whether the events and circumstances continue to support the determination that the intangible asset has an indefinite lifetime.
The Company amortizes intangible assets according to the useful lifetime which was determined for the facility to which they are attributed.

L. Impairment of tangible and intangible assets
At the end of each reporting period, the Group evaluates the carrying value of its tangible and intangible assets, in order to determine whether any indicators of impairment exist in respect of those assets. In case indicators of this kind exist, the recoverable amount of the asset is estimated in order to determine the amount of impairment loss which was created, if any. When it is not possible to measure the recoverable amount of an individual asset, the Group estimates the recoverable amount of the revenue-generating unit to which the asset belongs.
Intangible assets with indefinite useful lifetimes, and intangible assets which are not yet available for use, are tested for impairment once per year, or more frequently, in case of indicators of the asset’s impairment.
The recoverable amount is the higher of either the asset’s fair value after deducting costs of disposal, or its value in use. When estimating value in use, the future estimated cash flows are discounted to their present values using the pre-tax discount rate which reflects current market estimates regarding the time value of money, and the asset’s specific risks, for which the estimated future cash flows were not adjusted. When the recoverable amount of an asset (or of a cash-generating unit) is estimated as less than its carrying value, the carrying value of the asset (or of the cash-generating unit) is amortized to its recoverable amount. Impairment loss is immediately recognized as an expense in the statement of income.
M. Financial assets
(1) General
Financial assets are recognized in the statement of financial position when the Group becomes a party to the instrument’s contractual terms.
Investments in financial assets are initially recognized at fair value plus transaction costs, except for financial assets which are classified at fair value through profit and loss, which are initially recognized at fair value. Transaction costs in respect of financial assets at fair value through profit or loss are charged immediately as an expense to profit or loss.
After initial recognition, financial assets are measured at amortized cost or at fair value, depending on their classification.
(2) Derecognition of financial assets
Financial assets are derecognized when the Group’s contractual rights to the cash flows which are due to the financial asset expire, or when the Group transfers the rights to receive the cash flows which are due to the financial asset in a transaction wherein all risks and benefits from the ownership of the financial asset have been effectively transferred.
If the Group essentially remains with all of the risks and benefits due to the ownership of the financial asset, the Group continues recognizing the financial asset.
(3) Classification of financial assets
Debt instruments are measured at amortized cost upon the fulfillment of the following two conditions:
•
The Group’s business model is to hold the assets with the aim of collecting contractual cash flows, and

•
The contractual terms of the asset establish precise dates when the contractual cash flows will be received which constitute principal and interest payments only.

All other financial assets are measured at fair value through profit and loss.
(4) Financial assets measured at amortized cost and the effective interest method
The amortized cost of a financial asset is the amount at which the financial asset is measured upon initial recognition, after deducting principal payments, plus or less accumulated amortization, using the effective interest method, of any difference between the initial amount and the repayment amount, adjusted for any provision for credit loss.
Trade receivables, restricted cash, contract assets in respect of concession arrangements and other receivables with fixed payments, are measured at amortized cost using the effective interest method, after deducting impairment, if any. Interest income is recognized using the effective interest method, except in respect of short term receivables, when the interest amounts to be recognized are immaterial.
(5) Impairment of financial assets
In respect of trade receivables, the Group adopts the lenient approach to the measurement of a provision for impairment, according to the probability of insolvency throughout the instrument’s entire lifetime. The expected credit loss in respect of these financial assets is estimated using a matrix of provisions which is based on the Company’s past experience regarding credit losses, and adjusted for factors which are specific to the borrower, general economic conditions, and an assessment both of the current trend of conditions, and of the projected trend of conditions, as of the reporting date, including the time value of money, as required.
For contract assets in respect of concession arrangements, the Group recognizes a provision for impairment according to the expected credit losses throughout the instrument’s entire lifetime, when there has been a significant increase in the credit risk since their date of initial recognition. If, however, the asset’s credit risk has not significantly increased since the date of its initial recognition, the Group measures the provision for impairment according to the probability of insolvency in the coming 12 months. The evaluation regarding whether to recognize a provision for impairment according to the expected credit losses throughout the instrument’s entire lifetime is based on the risk of default after the initial recognition date, and not only when objective evidence of impairment exists on the Reporting Date, or when a default has actually occurred.
The expected credit losses throughout the instrument’s entire lifetime are the projected credit losses due to all possible default events during the financial instrument’s expected lifetime.
However, expected credit losses during the 12 month period are the part of the expected credit losses throughout the instrument’s entire lifetime which represents the expected credit losses due to default events in a financial instrument, which are possible within 12 months after the reporting date.
N. Financial liabilities and equity instruments which were issued by the Group
(1) Classification as a financial liability or as an equity instrument
Liabilities and equity instruments which were issued by the Group are classified as financial liabilities or as equity instruments in accordance with the nature of the contractual arrangements, and the definition of a financial liability and equity instrument.
(2) Equity instruments
An equity instrument is any contract indicating residual interests in the Group’s assets, following the amortization of all of its liabilities. Equity instruments which were issued by the Group are recorded according to their issuance consideration, after deducting expenses which are directly attributable to the issuance of those instruments.
Buybacks of the Group’s equity instruments are recognized and amortized directly in equity. Any profit or loss from the purchase, sale, issuance or cancellation of the Group’s equity instruments is not recognized.

(3) Financial liabilities
Financial liabilities are presented and measured according to the following classification:
•
Financial liabilities at fair value through profit or loss (derivatives not designated in hedge accounting relationship).

•
Financial liabilities at amortized cost.

Financial liabilities at amortized cost:
The Group has loans from banking corporation and others which were initially recognized at fair value less transaction costs. After the initial recognition date, these loans are measured at amortized cost using the effective interest method.
The effective interest method is a method for calculating the amortized cost of a financial liability, and for allocating the interest expenses throughout the relevant credit period. The effective interest rate is the rate which accurately discounts the forecasted future cash flows over the financial liability’s expected lifetime to its carrying value, or, when appropriate, over a shorter period.
(4) Derecognition of financial liabilities
Financial liabilities are derecognized when the Group’s contractual obligation expires, or when it has been settled or canceled.
(5) Substantial modification in terms of debt instruments
An exchange of debt instruments having substantially different terms, is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Furthermore, a substantial modification of the terms of an existing financial liability, or an exchange of debt instruments having substantially different terms between an existing borrower and lender, are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability at fair value.
In such cases the entire difference between the amortized cost of the original financial liability and the fair value of the new financial liability is recognized in profit or loss as financing income or expense.
The terms are substantially different if the discounted present value of the cash flows according to the new terms, including any commissions paid, less any commissions received and discounted using the original effective interest rate, is different by at least ten percent from the discounted present value of the remaining cash flows of the original financial liability.
In addition to the aforementioned quantitative test, the Group evaluates, inter alia, whether changes have also occurred in various economic parameters inherent in the exchanged debt instruments. Therefore, in general, an exchange of index-linked debt instruments with non-index-linked debt instruments is considered as an exchange with significantly different terms, even if it does not fulfill the quantitative test which was conducted, as stated above.
Upon an exchange of debt instruments with equity instruments, equity instruments which are issued upon the extinguishment and derecognition of the liability, in whole or in part, are considered as part of the “consideration which was paid” for the purpose of calculating the profit or loss from the derecognition of the financial liability.
The equity instruments are initially measured at fair value, unless it is not possible to reliably measure their value—in the latter case, the issued instruments are measured according to the fair value of the derecognized liability. Any difference between the amortized cost of the financial liability and the initial measurement of the equity instruments is recognized in the statement of income under the item for finance income or expenses.
(6) Non-substantial modification in terms of debt instruments
In a non-substantial modification in terms (or exchange) of debt instruments, the new cash flows are discounted using the original effective interest rate, and the difference between the present value of the new financial liability and the present value of the original financial liability is recognized in profit or loss.

(7) Debentures convertible into Company shares
Debentures which are convertible to a fixed number of Company shares, where the principal and/or interest payments for them are not linked to a currency other than the Company’s functional currency, or to the consumer price index, constitute compound financial instruments. On the issuance date of the debentures, the components of the convertible debentures are separated, whereby the liability component is presented under long term liabilities (after deducting current maturities), and the equity component is presented under equity. The fair value of the liability component is determined according to the standard market interest rate for financial instruments with similar characteristics, which do not include a conversion option. The balance of consideration in respect of the convertible debentures is attributed to the conversion option implicit therein, and is presented in equity, under the item for “proceeds on account of convertible options”. This component is recognized and included under equity after deducting the income tax impact, and is not remeasured in subsequent periods. The issuance costs are allocated on a proportionate basis to the components of the hybrid financial instrument, in accordance with the allocation of the consideration.
(8) Options to purchase Company shares
Proceeds from the issuance of options to acquire Company shares, which give their holder the right to acquire a fixed number of ordinary shares in consideration for a fixed amount of cash, are presented in equity under the item for “proceeds on account of convertible options”. This component is recognized and included under equity, and is not remeasured in subsequent periods.
(9) Capital notes
Consolidated companies have interest bearing capital notes which are repayable upon the liquidation of the companies, after the settlement of all of their liabilities. Notwithstanding the foregoing, the companies are entitled, in their exclusive discretion, and subject to the terms of the financing agreements, to perform full or partial repayment of the capital notes and of the interest which has accrued in respect thereof.
Due to the fact that, according to the terms of the capital notes, the companies do not have a contractual obligation to deliver cash / other financial assets to the other party, the entire contract does not meet the definition of a financial liability, and is therefore classified as an equity instrument. In light of the foregoing, the Group does not recognize interest expenses in respect of the share of non-controlling interests in the capital notes, in the statement of income. On the date when the consolidated company performs a full or partial repayment of the capital notes, the Group recognizes the payment which is attributed to the interest that has accrued in respect of the capital notes, by amortizing the balance of non-controlling interests.
Consolidated companies have interest bearing capital notes which were received from non-controlling interests (hereinafter: the “Lenders”), which are repayable, in full or in part, at any time, subject to the terms of the lenders’ financing agreements. Due to the fact that, according to the terms of the capital notes, the consolidated companies do not have discretion regarding the repayment dates of the capital notes, the contract is defined as a financial liability.
(10) Other financial liabilities
The Company has debentures and loans from banking corporations which were initially recognized at fair value less transaction costs. Following the date of initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.
The effective interest method is a method for calculating the amortized cost of a financial liability, and for allocating the interest expenses throughout the relevant credit period. The effective interest rate is the rate which accurately discounts the forecasted future cash flows over the financial liability’s expected lifetime to its carrying value, or, when appropriate, over a shorter period.
(11) Deferred borrowing costs
Costs which the Company pays in respect of the receipt of credit from banking corporations and other financial institutions, whereby, as of the balance sheet date, borrowing costs which have not been used in practice (all or part) are carried to the asset “deferred borrowing costs”. Upon the receipt of credit in practice, the proportional part of the costs is carried to the loan, and is taken into account in the effective interest rate.
(12) Financial liabilities and contract assets in respect of concession arrangements which are linked to the consumer price index
The Group has financial liabilities and contract assets in respect of concession arrangements which are linked to the CPI and measured at amortized cost. For these liabilities, the Group determines the effective interest rate as the real rate plus linkage differentials, according to the actual changes in the CPI until the end of the reporting period.
(13) Share capital
Ordinary shares
Ordinary shares are classified as equity. Incremental costs which are directly attributable to an issuance of ordinary shares and share options, net of the tax, are recognized as a deduction from equity.Incremental costs which are directly attributed to an expected issuance of an instrument which will be classified as an equity instrument are recognized in deferred expenses in the statement of financial position. The costs are deducted from equity upon the initial recognition of equity instruments, or are amortized as finance expenses in the statement of income when the issuance is no longer expected to take place.
O. Issuance of parcel of securities
The consideration which is received from the issuance of a parcel of securities is attributed to the various components of the parcel. The consideration received from the issuance of a parcel of securities is attributed initially to financial liabilities that are measured each period at fair value through profit or loss, and then to financial liabilities that are measured only upon initial recognition at fair value. The remaining amount is the value of the equity component . Direct issuance costs are attributed to the specific securities in respect of which they were incurred, whereas joint issuance costs are attributed to the securities on a proportionate basis according to the allocation of the consideration from the issuance of the parcel, as described above.
P. Derivative financial instruments and hedge accounting
(1) General
The Group holds derivative financial instruments for the purpose of hedging against foreign currency risks, interest rate risks, and electricity price change risk, as well as derivatives which are not used for hedging purposes. For additional details the derivatives which the Group uses, see Note 27.
Derivative financial instruments are initially recognized on the date of the engagement and at the end of each subsequent reporting period, according to their fair value. Changes in the fair value of derivative financial instruments are generally carried to the statement of income. The timing of recognition in the statement of income of changes in the fair value of derivative financial instruments, which were designated for hedging purposes, when the hedge is effective, and fulfills all of the conditions for the determination of a hedge relationship, depends on the nature and characteristics of the hedge.
The classification of derivative financial instruments which are used for hedging in the statement of financial position is determined according to the contractual time period of the derivative financial instrument. If the derivative’s contractual remaining time period exceeds 12 months, the derivative is presented in the statement of financial position as a non-current item, and if the remaining time period does not exceed 12 months, the derivative is classified as a current item.
(2) Hedge accounting
The Group designates certain derivatives as hedging instruments, in order to hedge against changes in cash flows which are due to highly probable transactions, and which are due to changes in exchange rates, changes in electricity prices and changes in cash flows and interest in respect of variable interest loans.

At the inception of the hedging relationship the Group documents its risk management objective and its hedging strategy. The Group also documents the economic relationship between the hedged item and the hedging instrument, including whether the changes in cash flows of the hedged item and the hedging instrument are expected to offset each other.
(3) Measurement of derivative financial instruments
Derivatives are recognized initially at fair value. Attributable transaction costs are recognized in profit or loss as incurred. After initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below:
(A) Cash flow hedge
When a derivative instrument is designated as a cash flow hedge, the effective portion of the changes in fair value of the derivative is recognized in other comprehensive income, directly to a hedging reserve. The effective portion of changes in fair value of a derivative, recognized in other comprehensive income, is limited to the cumulative change in the fair value of the hedged item (based on present value), ), from inception of the hedge. The change in fair value in respect of the ineffective portion is recognized immediately in profit or loss.
The Group designates only the change in fair value of the spot element of the forward exchange contract (‘spot element’) as the hedging instrument in cash flow hedging relationships. The change in fair value of the future price element of forward exchange contracts (‘forward element’) is not included as part of the hedging relationships and is accounted for as a cost of hedging, with the change being recognized as a cost of hedging reserve.
When the result of the expected transaction is the recognition of a non-financial item, the amounts which accrued in the hedging reserve are included in the initial cost of the non-financial item, on the realization date of the hedge transaction.
(B) Economic hedge
Hedge accounting is not applied to derivative instruments which are used for economic hedging of financial assets and liabilities denominated in foreign currency. Changes in the fair value of such derivatives are recognized in profit or loss under financing income or expenses.
Q. Revenue recognition
Revenue from contracts with customers is recognized in the statement of income when (or insofar as) the control of the asset is transferred to the customer.
Identifying the contract
The Group accounts for a contract with a customer only when the following conditions are met:
(a) The parties to the contract have approved the contract and they are committed to satisfying the obligations attributable to them;
(b) The Group can identify the rights of each party in relation to the goods or services that will be transferred;
(c) The Group can identify the payment terms for the goods or services that will be transferred;
(d) The contract has a commercial substance (i.e. the risk, timing and amount of the entity’s future cash flows are expected to change as a result of the contract); and
(e) It is probable that the consideration, to which the Group is entitled to in exchange for the goods or services transferred to the customer, will be collected.
Identifying performance obligations
On the contract’s inception date the Group assesses the goods or services promised in the contract with the customer and identifies as a performance obligation any promise to transfer to the customer one of the following:
(a) Goods or services (or a bundle of goods or services) that are distinct; or

(b) A series of distinct goods or services that are substantially the same and have the same pattern of transfer to the customer.
The Group identifies goods or services promised to the customer as being distinct when the customer can benefit from the goods or services on their own or in conjunction with other readily available resources and the Group’s promise to transfer the goods or services to the customer is separately identifiable from other promises in the contract. In order to examine whether a promise to transfer goods or services is separately identifiable, the Group examines whether it is providing a significant service of integrating the goods or services with other goods or services promised in the contract into one integrated outcome that is the purpose of the contract. The Group's revenues from services are recognized over time in the reporting period in which the services are provided, since the customer simultaneously receives and consumes the benefits provided by the Group’s performance when the Group provides such services.
Determining the transaction price
The transaction price is the amount of the consideration to which the Group expects to be entitled in exchange for the goods or services promised to the customer, other than amounts collected for third parties. The Group takes into account the effects of all the following elements when determining the transaction price: variable consideration, the existence of a significant financing component, non-cash consideration, and consideration payable to the customer.
The payments from the customers for all of the Group’s revenues are received on a regular basis, concurrently with the provision of the electricity or services, and therefore the contract does not contain a significant financing component.
Presented below are the specific criteria regarding revenue recognition, which must be fulfilled in order to recognize revenue:
(1) Revenues from the sale of electricity
Revenues from the sale of electricity are carried to the income statement when the performance obligation to transfer the electricity is satisfied upon the actual delivery of electricity to the customer. The Group’s revenue from its business activities mostly arise from its Power Purchase Agreements (PPA) to provide electricity to local electricity authorities in its operating countries . The agreements are for a predetermined period and at a fixed tariff. The remaining produced electricity which is sold out of these agreements are sold at market conditions.
(2) Revenues from operation of facilities (service concession arrangements)
Revenues from operation of facilities in concession arrangements are recognized in the period when the Group provides the services throughout the service period. The agreements are for a predetermined period and at a fixed tariff. When the Group provides more than one type of services as part of a concession arrangement, the received consideration is allocated proportionally, according to the fair value of the provided services, if these amounts can be identified separately.
(3) Distinction between “contract assets” and “receivables”
When the Group provides construction services to a customer before the date of payment from a customer in accordance with the agreement, the Company presents the receivable consideration as a “contract asset”, except for any amounts which are presented under “receivables”. “Contract assets” represent the Group’s right to consideration in respect of services which it has performed for the customer. “Receivables” represent the Group’s right to non-contingent consideration. The right to consideration is not conditional if only the passage of time is required before the repayment date of that consideration. The Group presents, in the consolidated statement of financial position, “contract assets” in respect of contracts with customers separately from receivables. Contract assets are presented under the item for “contract assets in respect of service concession arrangements” (for additional details, see Note 2J above), while receivables are presented under the item for “trade receivables”.

(4) Revenues from construction services
In the field of EPC contracting, the Company is engaged in a long-term agreement of providing construction services for a fixed price. Revenues attributed to the construction services are recognized when the performance obligation is satisfied which is based on the completion rate of the work which was performed. The completion rate is determined based on the estimate of total costs required to fulfill the performance obligation. Revenues from the provision of construction services, are recognized in the period when the Group provides the services. The Group recognizes, in the consolidated statement of income, revenues and costs from construction services to an entity held as an associate, and therefore, the total income and costs in these consolidated reports represents the partners’ share in the aforementioned associate entity.
(5) Revenues from management or development fees
The company, through a subsidiary, is engaged in a long-term agreements of providing development and operational management services to projects under development and operational projects owned by externals for a fixed price. Revenues are recognized on a straight line basis when the performance obligation to provide the service is satisfied throughout the service period.
R. Share-based payment transactions
Share-based payments to employees and others who provide similar services, settled with the Group’s equity instruments which are measured at fair value on the grant date. The Group measures, on the grant date, the fair value of the granted equity instruments, using the binomial model (for details regarding the method used to measure the fair value of share-based payments, see Note 20). When the granted equity instruments do not vest until those employees complete a defined period of service, fulfill performance conditions, or upon the fulfillment of a certain defined market condition, the Group recognizes the share-based payment arrangements in the financial statements over the vesting period against an increase in capital, under the item for “capital reserve in respect of share-based payment transactions”. At the end of each reporting period, the Group estimates the number of equity instruments which are expected to vest. Changes in estimates relative to previous periods are recognized in profit and loss throughout the remaining vesting period.
In transactions when the subsidiary grants to its employees’ rights in the parent company’s equity instruments, the Group treats the grant as an equity-settled share-based payment transaction.
S. Income taxes
(1) General
Expenses (income) from income taxes include the total current taxes, prior year taxes, and the total change in deferred tax balances, except for deferred taxes due to transactions carried directly to equity. In the calculation of tax expenses, the Company is required to use discretion when determining the tax liability, and its timing. Differences, if any, between the Company’s estimate regarding the tax provision and the actual tax results are carried as prior year tax expenses (income) in the period when the final tax liability is determined.
(2) Current taxes
Current tax expenses are calculated based on the taxable income of the Company and of consolidated companies during the reporting period. Taxable income is different from profit before income taxes due to the inclusion or non-inclusion of income and expense items which are taxable or deductible in different reporting periods, or which are non-taxable or non-deductible. Assets and liabilities in respect of current taxes were calculated based on the tax rates and tax laws which were enacted, or substantially enacted, until the date of the statement of financial position.
Current tax assets and liabilities are presented after offsetting when the entity has a legally enforceable right to offset the amounts which were recognized, and the intention to settle the asset on a net basis, and to settle the liability simultaneously.

(3) Deferred taxes
The Group’s consolidated entities create deferred taxes in respect of temporary differences between the values for tax purposes of assets and liabilities, and their values in the financial statements. Deferred tax balances (asset or liability) are calculated according to the tax rates which are expected to apply at the time of their realization, based on the tax rates and tax laws which were enacted, or substantially enacted, until the date of the statement of financial position. Deferred tax liabilities are generally recognized in respect of all of the temporary differences between the values for tax purposes of assets and liabilities, and their values in the financial statements. Deferred tax assets are recognized in respect of all of the deductible temporary differences, up to the amount in which taxable income is expected to arise against which it will be possible to use the deductible temporary difference.
The Group does not create deferred taxes in respect of temporary differences due to the initial recognition of an asset or liability in a transaction which is not a business combination, when, on the transaction date, the initial recognition of the asset or liability does not affect the accounting gains or taxable income (loss for tax purposes).
The calculation of deferred taxes does not include taking into account the taxes which would have applied in case of the realization of the investments in investee companies, since the Group intends to hold and develop the investments. Additionally, deferred taxes are not taken into account in respect of profit distributions from Israeli companies, due to the fact that dividends from Israeli companies are not taxable, while on the other hand, in respect of profit from foreign companies, the Company created deferred taxes in respect of distributable accumulated profits, if any, in accordance with the Company’s expectation that these profits will be distributed in the foreseeable future.
Deferred tax assets and liabilities are presented after offsetting if the entity has a legally enforceable right to offset current tax assets against current tax liabilities, and if they pertain to income taxes which are levied by the same tax authority, and the Group intends to settle the deferred tax assets and liabilities on a net basis.
(4) Uncertain tax positions
A provision in respect of uncertain tax positions, including additional tax expenses and interest, is recognized when it is more likely than not that the Group will require economic resources to settle the liability.
U. Finance income and expenses
Finance income includes interest income in respect of amounts which were invested, dividend income, profit from fair value changes of financial assets presented at fair value through profit and loss, gain on exchange differences, profit from hedging instruments which are recognized under profit and loss, and reclassification of net profit and loss which was previously recognized under other comprehensive income in respect of cash flow hedges of currency risk and interest rate risk on loans.
Dividend income is recognized on the date when the Group obtains the right to receive payment. If the dividend was received in respect of marketable shares, the Group recognizes the dividend income on the ex-date.
Changes in the fair value of financial assets measured at fair value through profit or loss also include dividend and interest income.
Finance expenses include interest expenses in respect of loans which were received, changes due to the value of time in respect of provisions and in respect of deferred consideration, changes in the fair value of contingent consideration in a business combination, fair value changes of financial assets presented at fair value through profit and loss, impairment losses of financial assets (except for losses due to impairment of trade receivables, receivables and contract assets, which are presented under a separate item), and losses from hedging instruments which are recognized under profit and loss.
Borrowing costs which are not capitalized to qualifying assets are carried to the statement of income according to the effective interest method.

Profit and loss from exchange differences in respect of financial assets and liabilities are reported net as finance income or finance expenses, depending on the fluctuations in the exchange rate, and depending on their position (profit or loss, net).
Interest income and expenses are recognized using the effective interest method. In general, interest income and expenses are calculated by applying the effective interest rate to the gross carrying value of the financial asset, or to the amortized cost of the financial liability, as applicable.
T. Employee benefits
(1) Post-employment benefits
Post-employment benefits include severance pay. The Company’s employees have signed section 14 of the Severance Pay Law, 5723-1963, which prescribes that its routine contributions to pension funds and/or policies in insurance companies release it from any additional liability towards the employees, for which the foregoing amounts have been contributed, and therefore, those benefits classified as a defined contribution plan. Expenses in respect of the Group’s undertaking to contribute funds as part of a defined contribution plan are carried to the statement of income on the date of provision of the work services, for which the Company is obligated to make the contribution. The difference between amount of the payable contribution and the total sum of paid contributions is presented as a liability.
(2) Short term employee benefits
Short term employee benefits are benefits which are payable during a period no longer than 12 months after the end of the period in which the service signifying eligibility to the benefit was given. Short term employee benefits in the Group include the Group’s liabilities in respect of short term salary, holiday and convalescence pay. These benefits are carried to the statement of income on the date of their materialization. The benefits are measured on a non-discounted basis which the Company is expected to pay. The difference between the amount of short term benefits to which the employee is entitled, and the amount which was paid with respect thereto, is recognized as a liability.
(3) Other long term employee benefits
The Group’s net liability in respect of long term employee benefits, which are not attributed to post-employment benefit plans, is in the amount of the future benefit owed to the employees in respect of services which were provided in the current period and in previous periods. The Company distributed the total benefits in accordance with the service period to which the employees are committed.
V. Earnings per share
The Company calculates basic earnings per share in respect of profit or loss attributable to ordinary shareholders of the Company by dividing the profit or loss attributable to ordinary shareholders of the Company, by the weighted average number of ordinary shares which were outstanding during the reporting period. For the purpose of calculating diluted earnings per share, the Company adjusts the profit or loss, attributable to holders of ordinary shares, and the weighted average number of outstanding shares, in respect of the effects of all of the potentially dilutive shares.
W. Exchange rates and linkage base
(1) Balances denominated in or linked to foreign currency are included in the financial statements according to the representative exchange rates which were published by Bank of Israel, and which applied as of the end of the reporting period.
(2) Balances linked to the consumer price index are presented according to the last known index on the balance sheet data (hereinafter: the “Known Index”).

(3) Presented below are data regarding the EUR, HRK, HUF and NIS exchange rates, and regarding the CPI:
	Representative exchange rate				CPI(*)
	EUR	NIS	HUF	HRK	Known CPI
	(USD to 1)				In points
Date of the financial statements:
As of December 31, 2021	1.132	0.322	0.0031	0.150	104.5
As of December 31, 2020	1.227	0.311	0.0034	0.163	102.1
	%	%	%	%	%
Rates of change:
For the year ended:
As of December 31, 2021	(7.7)	3.5	(8.8)	(0.8)	2.4
As of December 31, 2020	0.5	7.6	(2.9)	(1.5)	(0.6)
(*) Base: 2012 average = 100.
X. Provisions
The Company recognizes provisions in the financial statements when the Company has a present (legal or constructive) obligation due to past events, when it is more likely than not that outflows of resources representing economic benefits will be required in order to settle it, and when its amount can be reliably estimated. The amount which was recognized as a provision is the best estimate of the expense which is required to settle the liability in the present at the end of the reporting period. When the impact of the value of time is significant, the provisions are determined by discounting future the cash flows by the interest rate before tax which reflects the current market estimates regarding the time value of money and the specific risks of the liability, without taking into account the Company’s credit risk. The carrying value of the provision is adjusted in each period in order to reflect the passage of time. The adjustment amount is recognized as an expense a finance expense.
Y. Leases
Determining whether an arrangement contains a lease
On the date of the engagement in the lease, the Group determines whether the arrangement constitutes a lease or contains a lease, while evaluating whether the arrangement transfers the right to use an identifiable asset, for a certain time period, in consideration of payment. When assessing whether an arrangement transfers the right to control the use of an identifiable asset, the Group estimates whether, throughout the lease period, it has the following two rights:
(A) The right to essentially obtain all of the economic benefits from the use of the identifiable asset; and
(B) The right to direct the use of the identifiable asset.
In respect of lease contracts which include non-lease components, such as services or maintenance, which are associated with a lease component, the Group chose to account for the contract as a single lease component, without separating the components.
Lease assets and lease liabilities
Contracts which give the Group control over the use of a lease asset, for a certain period of time, in exchange for consideration, are treated as leases. Upon initial recognition, the Group recognizes a liability in the amount of the present value of future lease payments (these payments do not include certain variable lease payments), and in parallel, the Group recognizes a right-of-use asset in the amount of the lease liability, adjusted in respect of lease payments which were paid in advance or which accrued, plus direct costs which materialized in the lease. Since the interest rate implicit in the lease cannot be easily determined, the lessee’s incremental interest rate is used. After initial recognition, the asset is treated according to the cost model and is amortized throughout the lease period or the asset’s useful lifetime, whichever is earlier.
The Group chose to adopt the practical expedient which stipulates that short-term leases of up to one year and/or leases in which the underlying asset has a low value, are treated in a manner whereby the lease fees are carried to the statement of income on a straight-line basis, throughout the lease period, without recognition of an asset and/or liability in the statement of financial position.
Lease period
The lease period is defined as the period during which the lease is not cancelable, together with periods which are covered by an option to extend or cancel the lease, if it reasonably certain that the lessee will exercise, or not exercise, the option, respectively.
Variable lease payments
Variable lease payments which depend on an index or exchange rate are initially measured using the index or exchange rate as of the lease commencement date, and are included in the measurement of the lease liability. In case of changes to the cash flows of future lease fees which are due to changes in the index or exchange rate, the balance of the liability is updated against the right-of-use asset. Other variable lease payments which are not included in the measurement of the liability are carried to the statement of income on the date when the conditions for these payments are fulfilled.
Amortization of right-of-use asset
After the lease commencement date, the right-of-use asset is measured according to the cost method, less accumulated depreciation, and less accrued impairment losses, and is adjusted in respect of remeasurements of the lease liability. Depreciation is calculated on a straight line basis throughout the contractual lease period:
• Electricity production facilities	20–30 years
• Offices	3–7 years
Options to extend and cancel the lease period
Upon the occurrence of a significant event or a significant change in circumstances, which is under the Group’s control and which affected the decision of whether it is reasonably certain that the Group will exercise an option, which was not previously included in the determination of the lease period, or will not exercise an option which was previously included in the determination of the lease period, the Group remeasures the lease liability according to the updated lease payments, using an updated discount rate, and carries the change in the liability’s carrying value against the right-of-use asset, or cries the change to the statement of income, if the carrying value of the right-of-use asset has been amortized in its entirety.
Lease amendments
The Group treats the amendment as a separate lease in cases where a lease amendment increases the scope of the lease by adding the right to use one or more base assets, and the consideration in respect of the lease increases in an amount which corresponds to the separate price in respect of the increase in scope, and any appropriate adjustments to that separate price, in order to reflect the change in the contract’s circumstances.
In other cases, on the commencement date of the lease amendment, the Group allocates the consideration in the updated contract between the contract components, determines the revised lease period, and measures the lease liability by discounting the updated lease payments using an updated discount rate.
For lease amendments which reduce the scope of the lease, the Group recognizes a decrease in the right-of-use asset’s carrying value, in order to reflect the partial or full cancellation of the lease, and recognizes under profit or loss the difference between the decrease in the right-of-use asset, and the remeasurement of the lease liability under profit and loss.

In respect of other lease amendments, the Group remeasures the lease liability against a right-of-use asset.
Note 3—New Financial Reporting Standards, Published Interpretations, and Amendments to Standards
New standards, amendments to standards and interpretations which have not yet been adopted
Standard / interpretation / amendment	Publication requirements	Application and transitional provisions	Expected impact
(1) Amendment to IAS 1, Presentation of Financial Statement: Classification of liabilities as current or non-current	The amendment replaces certain requirements for the classification of liabilities as current or non-current. For example, according to the amendment, a liability will be classified as non-current if the entity has the right to defer payment for a minimum period of 12 months after the end of the reporting period, which is “substantial”, and exists at the end the reporting period, instead of the requirement for a right which is “unconditional”. In accordance with the amendment, a right exists as of the reporting date only if the entity fulfills the conditions for the deferral of payment as of that date. The amendment also clarifies that the conversion right in respect of a liability will affect the classification of the entire instrument as current or non-current, unless the conversion component is an equity component.	The Amendment is effective for reporting periods beginning on or after January 1, 2023. with earlier application being permitted. The Amendment is applicable retrospectively, including an amendment to comparative data	The Group has not yet begun evaluating the implications of the standard’s adoption on the financial statements.
(2) Amendment to IAS 16, Property, Plant and Equipment-Costs directly attributable fixed assets	The Amendment annuls the requirement by which in the calculation of costs directly attributable to fixed assets, the net proceeds from selling certain items that were produced while the Company tested the functioning of the asset should be deducted (such as samples that were produced when testing the equipment). Instead, such proceeds shall be recognized in profit or loss according to the relevant standards and the cost of the sold items will be measured according to the measurement requirements of
	IAS 2, Inventories.	The Amendment is effective for annual periods beginning on or after January 1, 2022. Early application is permitted. The Amendment shall be applied on a retrospective basis, including an amendment of comparative data, only with respect to fixed asset items that have been brought to the location and condition required for them to operate in the manner intended by management subsequent to the earliest reporting period presented at the date of initial application of the Amendment. The cumulative effect of the Amendment will adjust the opening balance of	The Group’s estimates that the adoption of the amendments will not have a significant impact on the financial statements.

Standard / interpretation / amendment	Publication requirements	Application and transitional provisions	Expected impact
retained earnings for the earliest reporting period presented.
(3) Amendment to IFRS 3, Business Combinations
The Amendment replaces the requirement to recognize liabilities from business combinations in accordance with the conceptual framework, the reason being that the interaction between those instructions and the guidance provided in IAS 37 regarding recognition of liabilities was unclear in certain cases.
The Amendment adds an exception to the principle for recognizing liabilities in IFRS 3. According to the exception, contingent liabilities are to be recognized according to the requirements of IAS 37 and IFRIC 21 and not according to the conceptual framework. The Amendment prevents differences in the timing of recognizing liabilities that could have led to the recognition of gains and losses immediately after the business combination (day 2 gain or loss). The Amendment also clarifies that contingent assets are not to be recognized on the date of the business combination.
		The Amendment is effective for annual periods beginning on or after January 1, 2022	The Group’s estimates that the adoption of the amendments will not have a significant impact on the financial statements.
(4) Amendment to IAS 12 Income taxes: Deferred tax associated with assets and liabilities arising from a single transaction
The Amendment narrows the scope of the exemption from recognizing deferred taxes as a result of temporary differences created at the initial recognition of assets and/or liabilities, so that it does not apply to transactions that give rise to equal and offsetting temporary differences.
As a result, companies will need to recognize a deferred tax asset or a deferred tax liability for these temporary differences at the initial recognition of transactions that give rise to equal and offsetting temporary differences, such as lease transactions and provisions for decommissioning and restoration.

The Amendment is effective for annual periods beginning on or after January 1, 2023, by amending the opening balance of the retained earnings or adjusting a different component of equity in the period the Amendment was first adopted.
Earlier application is permitted.
The Group has not yet begun evaluating the implications of the standard’s adoption on the financial statements.

Note 4—Considerations Concerning the Adoption of the Accounting Policy and Key Factors of Uncertainty in Estimation
A. General
In the implementation of the Group’s accounting policy, as described in Note 2 above, Company management is required, in certain cases, to use extensive accounting judgment regarding estimates and assumptions in connection with the carrying values of assets and liabilities which are not necessarily available from other sources. These estimates and assumptions are based on past experience and on other factors considered relevant. Actual results may differ from these estimates.
The underlying estimates and assumptions are evaluated by management on an ongoing basis. Changes in accounting estimates are recognized only in the period when the change in estimate was made, if the change only affects that period, or are recognized in that period, and in future periods, when the change affects both the current period and the future periods.
B. Use of estimates and judgment
The preparation of financial statements in conformity with IFRS’s requires Company management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. It is hereby clarified that actual results may differ from these estimates.
In formulating the accounting estimates that are used in the preparation of the Group’s financial statements, Company management is required to make assumptions as to circumstances and events involving significant uncertainty. Company management prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate. The underlying estimates and assumptions are routinely reviewed. Changes in accounting estimates are recognized in the period in which the estimates were amended and in every affected future period.
The following pertains to critical considerations, except for those associated with estimates, which were made by management in the process of applying the Group’s accounting policy, and which have a significant effect on the amounts which were recognized in the financial statements.
Estimate	Main assumptions	Possible implications	Reference
Recognition of deferred tax asset in respect of tax losses	The Group recognizes a tax asset in the statement of financial position when taxable profits are expected to arise in the future, against which the carryforward losses can be used.	Insofar as the Company expects that carryforward losses which were recognized as tax assets in previous periods will not be used, the Company reserved a deferred tax asset in the statement of income.	See Note 17, income taxes.
Useful lifetime of fixed assets	The Company hires the assistance of technical and legal consultants to determine the useful lifetime of the facilities which it owns and which are accounted for according to the fixed assets method. The Company is also required to use judgment when determining the depreciation period of fixed assets which reflects the future economic benefits inherent in the asset.	Increase or decrease in profit or loss.	See Note 2H3 for details regarding the useful lifetime of fixed assets.

Estimate	Main assumptions	Possible implications	Reference
Measurement of contingent consideration in respect of business combination	For the purpose of determining the contingent consideration, the Group estimates the amount of the projected future consideration according to the milestones which were determined in the purchase agreement.	Increase or decrease in profit or loss.	See Note 8A (1)
Recognition of facilities as contract assets / fixed assets
For the purpose of determining whether the Company’s engagements in connection with the construction and operation of photovoltaic systems and farms for production of electricity from wind energy are covered under IFRIC 12, significant judgment is required, including in respect of the legal interpretations regarding the series of laws, licenses and agreements in the relevant arrangement, for the purpose of determining the extent of the state’s control over the provided services, and in respect of the determination of the materiality of the residual value at the end of the agreement period.
As part of the evaluation, the Company is required to exercise judgment regarding the facility’s operating period, beyond the period of the arrangement, the expected revenues and costs from its continued operation, and the cash flow discount rate which was used in the calculation. When the conclusion is that the residual value from the continued additional operation, beyond 20 years, is negligible relative to the value of the entire facility, those facilities will fall under IFRIC 12.
		If the conclusion is that the residual value from continued operation beyond 20 years is significant relative to the value of the entire facility, those facilities will fall under the application of IAS 16.	See Note 2J regarding service concession arrangements.
Recognition of project costs as assets	For the purpose of determining whether project costs can be discounted as an asset, Group management conducts an assessment in which it evaluates whether the series of statutory permits, land ties, possibility for electricity connection, etc., in the project, lead to the conclusion	Amortization of development costs to the statement of income.	See Note 2I regarding deferred project costs.

Estimate	Main assumptions	Possible implications	Reference
that the project will produce economic benefits for the Company (in other words, whether the project is expected to reach completion of construction and commercial operation). When regulatory approvals are not expected to be obtained, the Company amortizes the development costs to the statement of income.
Recoverable amount of a cash generating unit which includes goodwill	The determination of this estimate is based on discounted cash flow forecasts. The determination of cash flows is based on various assumptions regarding the results of the future operation of the cash generating unit.	Changes in estimates due to changes in these assumptions, or in the discount rate, could affect profit.	See Note 2K for details regarding the impairment of intangible assets
Note 5—Cash and Cash Equivalents
A. Composition
	December 31 2021	December 31 2020
	USD in thousands	USD in thousands
Cash in banks	113,686	94,226
Short term deposits	152,247	5,104
	265,933	99,330
B. Restricted cash
	December 31 2021	December 31 2020
	USD in thousands	USD in thousands
Short term restricted cash	35,179	87,763
Long term restricted cash	21,368	19,731
	56,547	107,494
Note 6—Trade Receivables
Composition
	December 31 2021	December 31 2020
	USD in thousands	USD in thousands
Income receivable from electricity and the operation of facilities revenue	6,651	2,094
outstanding receivable	11,249	9,325
	17,900	11,419

Note 7—Other Receivables
	December 31 2021	December 31 2020
	USD in thousands	USD in thousands
Government institutions	16,327	16,561
Other receivables	8,868	8,468
Prepaid expenses	2,952	2,657
	28,147	27,686
Note 8—Investments in investee entities
A. Consolidated entities:
1) Business combinations during the current period
Signing of an agreement to acquire a company in the solar energy and energy storage segment in the United States—Clēnera LLC
On June 2, 2021, the Company signed an agreement for the acquisition of 90.1% of the holdings in Clēnera LLC (hereinafter: “Clēnera”), for a total value of up to USD 433 million, in a transaction which includes a progressive performance-based consideration mechanism. The transaction was closed on August 2, 2021, after all of the required conditions had been met.
The acquired Company—Clēnera
Clēnera was founded in 2013 by two founders, who serve as its CEO and COO. Since its formation, Clēnera has successfully developed, built and sold solar energy production projects in the United States, at a scope of approximately 1.6 gigawatts. Clēnera’s offices are located in the state of Idaho, in Northwestern USA. The Company has approximately 95 employees.
Clēnera promotes a significant development portfolio, with broad geographical distribution throughout around 20 US states, with specialization and first-mover advantage in markets with strong growth potential in the Midwest United States, and in other states in the Eastern United States.
The series of projects in development which was included in the transaction includes approximately 50 large (utility scale) solar projects in various stages of development, at a scope of approximately 12 gigawatts (in terms of DC capacity), some of which are projects with integrated energy storage in a cumulative scope of approximately 5.5 gigawatt hours (hereinafter: the “Development Portfolio”).
The Company intends to operate in the United States according to the “Developer and IPP” business model (developer and electricity producer / project owner). Until now, Clēnera has operated according to the developer model, and therefore sold to third parties the revenue-generating projects which it has built until now, at a scope of 1.6 gigawatts. After the closing of the transaction, the Company intends to mostly continue holding the projects which will be built (or the control thereof), similarly to the Company’s operating model in the rest of the world, as stated above.
Transaction structure
1. The Company, through a wholly controlled American subsidiary, acquired the seller’s holdings, including the development portfolio and all of Clēnera’s capabilities and know-how, while the two founders will maintain a minority stake of 9.9%.
2. The consideration for the transaction is comprised of upfront payments and future performance-dependent payments, spread out until 2025, subject to and in accordance with the pace of the projects’ materialization, with most of the consideration being associated with the performance-dependent component.

All of the upfront payments were paid on the transaction closing date, as specified later in this note. The balance of the consideration, in the maximum amount of up to USD 232 million, which constitutes, together with the upfront payments, a maximum total of approximately USD 390 million (according to a total company value (100%) of approximately USD 433 million, will be determined in accordance with a gradual, performance-based, “earn out” payment mechanism, which will gradually decrease according to the projects’ respective years of commercial operation, until 2025.
Projects that reach commercial operation after 2025 will not be eligible for earn out payments, according to the mechanism which was determined. Additionally, approximately 39% of the earn out payment is subject to the two founders’ continued tenure and provision of services to Clēnera, for a minimum of 3 years, including subtraction mechanisms in case of their departure, according to the date and circumstances of the departure.
To finance Clēnera’s development activity, the Company will provide capital under preferred conditions, with a return rate of 8.5%, which will be returned to the Company with priority over other owner distributions (cash sweep mechanism).
It is noted that the transaction does not include the projects which were built prior to the signing of the acquisition agreement, and which were sold to third parties, for which Clēnera will continue receiving management fees, as specified in section 6 below.
3. 5 years after the closing of the transaction, the founders will be given the opportunity to exercise a put option in respect of their holdings in Clēnera, in accordance with an agreed-upon mechanism.
4. Management services—The transaction also included the signing of agreements for the provision of management services, according to which Clēnera will continue granting development services for the projects, as well as operations management services to third parties in respect of the projects which it has initiated and sold, at a scope of approximately 1.6 gigawatts.
Presented below are the financial data in respect of the Clēnera acquisition transaction:
Purchase consideration at fair value as of the closing date of the transaction:
USD in thousands
Upfront cash payments	160,548
Performance-based (“earn out”) contingent consideration(1)	59,131
Liability in respect of put option(2)	27,637
Total purchase consideration	247,316
(1) The contingent consideration is in accordance with the expected materialization of the commercial operation of projects. The amounts were discounted to the acquisition date.
(2) The liabilities in respect of the put option are according to the 9.9% stake of minority interests in the acquired company. The amount was discounted to the acquisition date.
Identifiable assets and liabilities which were acquired:
USD in thousands
Cash and cash equivalents	499
Working capital (except for cash and cash equivalents)	(5,381)
Deferred costs in respect of projects(*)	104,346
Fixed assets, net	223
Goodwill	148,128
Total	247,815
After deducting contingent consideration and liability in respect of put option	(86,768)
After deducting cash and cash equivalents in the acquired company	(499)
Total purchase consideration which was transferred in cash	160,548

(*) The fair value of the deferred costs in respect of projects was determined according to the profit approach, by adopting the discounted cash flow (DCF) method.
Goodwill:
The acquisition led to the recognition of the following:
USD in thousands
Transferred consideration (“Upfront”)	160,548
Plus liability in respect of put option	27,637
Less identifiable excess costs in respect of projects	(45,216)
Asset value, net	5,159
Calculated balance of goodwill	148,128
The consolidated financial statements of income include transaction costs in respect of the acquisition of Clēnera and the development portfolio in the amount of approximately USD 7.3 million, which are presented under the item for “transaction costs in respect of acquisition of activity in the United States”.
Note 8—Investments in Investee Entities
A. Consolidated entities:
2) Details of material consolidated entities which are held by the Company:
		Effective stake in equity interests
		Consolidated entity
	Country of incorporation	As of December 31
Entity name		2021	2020
		%	%
Enlight—Eshkol Havatzelet L.P. (hereinafter: “Havatzelet”)(A)	Israel	100	100
Eshkol Havatzelet—Halutziot—Enlight L.P. (hereinafter: “Halutziot”)(A)	Israel	89.99	89.99
Tlamim Enlight L.P. (hereinafter: “Tlamim”)(B)	Israel	100	100
Mivtachim Green Energies Ltd. (hereinafter: “Mivtachim”)(B)	Israel	100	100
Talmei Bilu Green Energies Ltd. (hereinafter: “Talmei Bilu”)(B)	Israel	100	100
Eshkol Ela—Kramim—Enlight L.P. (hereinafter: “Kramim”)(C)	Israel	100	100
Eshkol Brosh—Idan—Enlight L.P. (hereinafter: “Idan”)(D)	Israel	100	100
Eshkol Zayit—Zayit Yarok—Enlight L.P. (hereinafter: “Zayit Yarok”)(E)	Israel	100	100
Peirot HaGolan—Enlight L.P. (hereinafter: “Peirot HaGolan”)	Israel	51	51
Eshkol Gefen—Barbur—Enlight L.P. (hereinafter: “Barbur”)(F)	Israel	51	51
Sde Nehemia—Enlight L.P. (hereinafter: “Sde Nehemia”)	Israel	100	100
Kinetic Energies—Alternative Electrical Energies Ltd. (hereinafter: “Kinetic Energies”)(G)	Israel	68.1	68.1
Emek HaBacha Wind Energy Ltd. (hereinafter: “Emek HaBacha”)(G)	Israel	40.85	40.85
Enlight—Eshkol Hadas L.P. (hereinafter: “Hadas”)(H)	Israel	100	100
Talmei Yafe Sun L.P. (hereinafter: “Talmei Yafe”)(H)	Israel	50	50
Dorot Sun L.P. (hereinafter: “Dorot”)(H)	Israel	50	50
Enlight Kramim L.P. (hereinafter: “Enlight Kramim”)(H)	Israel	74	74
Enlight Beit Shikma L.P. (hereinafter: “Beit Shikma”)(H)	Israel	100	100
Orsol Energy 3 (A.A.) L.P. (hereinafter: “Revivim”)(I)	Israel	90	90

		Effective stake in equity interests
		Consolidated entity
	Country of incorporation	As of December 31
Entity name		2021	2020
		%	%
Enlight Kidmat Zvi L.P. (Hereinafter: “Kidmat Tzvi”)	Israel	74	74
Enlight—Eshkol Dekel L.P. (hereinafter: “Beit Rimon”)	Israel	50.1	50.1
Enlight—Aviram Initiation L.P. (hereinafter: “Enlight-Aviram”)	Israel	60	60
Ruach Beresheet L.P. (hereinafter: “Ruach Beresheet”) (O)	Israel	60	60
Tullynamoyle Wind Farm 3 Limited (hereinafter: “Tullynamoyle”)(J)	Ireland	50.1	50.1
Vjetroelektrana Lukovac d.o.o (hereinafter: “Lukovac”)(K)	Croatia	50.1	50.1
EW-K-Wind d.o.o (hereinafter: “EWK”)(L)	Serbia	50.1	50.1
Megujulohaz kft (hereinafter: “Meg”)(J)	Hungary	50.1	50.1
Raaba Green kft (hereinafter: “Raaba”)(J)	Hungary	50.1	50.1
SOWI Kosovo LLC (hereinafter: “SOWI”)(M)	Kosovo	48	48
Vindpark Malarberget I Norberg AB(N)	Sweden	68.8	68.8
Enlight Beit HaShita Solar Energy, L.P. (hereinafter: “Beit HaShita”)	Israel	74	74
Enlight EU Energies kft (hereinafter: “Enlight EU”)(P)	Hungary	100	100
Generacion Eolica Castilla La Mancha Sl (hereinafter: “GECAMA”)(Q)	Spain	72	72
Björnberget Vindkraft AB(R)	Sweden	56.2	—
Nardo Solar Energy s.r.l(S)	Italy	100	100
Genzano Solar Energy s.r.l(S)	Italy	100	100
Montemilone Solar Energy s.r.l(S)	Italy	100	100
Gravina 2 San Felice Solar Energy s.r.l(S)	Italy	100	100
Enlight Energia Renovable ESPA SL(S)	Italy	100	100
Clenera holdings LLC(U)	USA	90.1	—
(A) Havatzelet is entirely held by the Company, and holds 89.99% of the interests in Halutziot partnership, which was created for the production of electricity from solar energy.
(B)Tlamim is entirely held by the Company through Enlight-Eshkol Vered (hereinafter: “Vered”), a limited partnership registered in Israel. Tlamim holds 100% of Mivtachim shares and 100% of Talmei Bilu shares, which were created for the production of electricity from solar energy.
(C) Kramim is entirely held by the Company through Enlight-Eshkol Ela (hereinafter: “Ela”), a limited partnership registered in Israel, which was created for the production of electricity from solar energy.
(D) Idan is entirely held by the Company through Enlight-Eshkol Brosh (hereinafter: “Brosh”), a limited partnership registered in Israel, which was created for the production of electricity from solar energy.
(E) HaZayit is entirely held by the Company through Enlight-Eshkol Zayit (hereinafter: “Zayit”), a limited partnership registered in Israel, which was created for the production of electricity from solar energy.
(F) Barbur is held by the Company through Enlight-Eshkol Gefen (hereinafter: “Gefen”), a limited partnership registered in Israel, which was created for the production of electricity from solar energy.
(G) Kinetic Energies is held 97% by Ruach Shikma-Enlight (hereinafter: “Shikma”), a limited partnership registered in Israel which is directly held 70% by the Company. Kinetic Energies holds 60% of Emek HaBacha shares, which was formed for the production of electricity from wind energy.
(H) Hadas is entirely held by the Company, and holds 50%, 50%, 74% and 100% of the interests in the partnerships Talmei Yafe, Dorot, Enlight Kramim and Enlight Beit Shikma, respectively, which were formed for the production of electricity from solar energy.
(I) Revivim is held by the Company through Enlight-Eshkol Green Financing L.P. (hereinafter: “Green Financing”), a limited partnership registered in Israel which is held 100% by the Company, and which holds 90% of the interests in Revivim.
(J) The Company, through M.A. Movilim Renewable Energy, a limited partnership registered in Israel, which is held 50.1% by the Company (hereinafter: “Movilim”), holds 100% of the shares of Enlight Energy Ireland Limited (hereinafter: “Enlight Ireland”), a registered company in Ireland which was formed to purchase the Tullynamoyle project, for the production of electricity from wind energy. Movilim also holds 100% of Meg shares and 100% of Raaba shares, Hungarian companies which were created for the production of electricity from solar energy.
(K) The Company, through Balkan Energies Co-operation U.A (a registered company in the Netherlands), which is directly held 50.1% by the Company (hereinafter: “Co-Op”), holds 100% of the shares of Balkan Energies—Croatia 1 B.V., a registered company in the Netherlands which was formed for the acquisition of the Lukovac project for the production of electricity from wind energy.

(L) The Company, through Co-Op, holds 100% of the shares of Balkan Energies—Serbia 1 B.V., a registered company in the Netherlands which holds -100% of the shares of EWK, a registered company in Serbia which was formed for the production of electricity from wind energy.
(M) The Company, through Power of the Danube, a limited partnership registered in Israel which is held 60% by the Company holds 100% of the shares of Danuba Energies Kft. (a company registered in Hungary, hereinafter: “Danuba”), which was formed for the acquisition of SOWI, a registered company in Kosovo which was formed for the production of electricity from wind energy. As of the reporting date, Danuba directly holds 80% of SOWI.
(N) The Company, through Nordic Wind L.P. (hereinafter: “Nordic Wind”), a limited partnership registered in Israel which is held 68.8% by the Company, holds 100% of the shares of Nordic Energies Kft. (a registered company in Hungary), which was formed for the acquisition of the Sweden project for the production of electricity from wind energy. Nordic Energies Kft. directly holds 74% of the project company, while another 26% is held through NEG Nordic Energies—Germany GmbH & Co KG (a German company, held 100%).
(O) Ruach Beresheet is held by the Company through Ruach Chanan—Enlight L.P. (hereinafter: “Ruach Chanan”), a limited partnership registered in Israel which is held 100% by the Company, and which holds 60% of the interests in Ruach Beresheet.
(P) The Company holds 100% of the shares of Enlight EU (a registered company in Hungary), whose activity mostly involves direct and indirect holding project companies in various stages of development, construction and operation in Italy, Sweden, and the United States, and other business operations, including the supply of management and consulting services.
(Q) The Company, through The Iberian Wind, a limited partnership registered in Israel, which is held 72%, by the Company, holds 100% of the shares of Iberian Energies Kft. (a registered company in Hungary), which holds 100% of the shares of Generacio Eolica Castilla La Mancha—Iberian Energy Spain SL (a registered company in Spain), which holds 100% of the shares of GECAMA (a registered company in Spain), which was formed for the production of electricity from wind energy.
(R) The Company, through Enlight EU, holds 51% of the shares of Björnberget Vindkraft AB (a registered company in Sweden), which was formed for the production of electricity from wind energy. The Company indirectly holds, through PGEIF, another approximately 5.2% of the Swedish company.
(S) The Company, through Enlight EU, holds 100% each of the shares of the companies Nardo Solar Energy, Genzano Solar Energy, Montemilone Solar Energy and Gravina 2 San Felice solar Energy (registered companies in Italy), which were formed for the development of PV projects in Italy.
(T) The Company, through Enlight EU, holds 100% of the shares of Enlight Energia Renovable España SL (previous name: Haro Solar 2), a registered company in Spain which was formed for the development of PV projects in Spain, and for the provision of additional services.
(U) The Company, through Enlight LLC, which is held 100% by the Company, holds 90.1% of the shares of Clēnera Holdings LLC, which holds the acquired activity in the United States, as described in Note 8A(1).
B. Subsidiary entities in which the non-controlling interests are material:
This section includes details regarding subsidiaries, as of the date of the relevant statement of financial position, whose non-controlling interests constitute at least 10% of the capital attributed to the owners of the Company and/or where the profit (loss) in the relevant year which is attributed to non-controlling interests constitutes at least 10% (in absolute values) of the profit (loss) attributed to owners in the relevant year.
Data from the financial statements of companies whose functional currency is a foreign currency—assets and liabilities were translated according to the relevant representative exchange rates as of December 31. Resultant and cash flow items were translated according to the average exchange rates during the year.
	As of December 31, 2021						For the year ended December 31, 2021
Partnership / investee	Rate of ownership rights held by non-controlling interests %	Balance of non-controlling interests	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Profit (loss)	Profit (loss) attributed to non-controlling interests	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Total change in cash and cash equivalents
	USD in thousands
Co-Op	49.90	19,196	17,002	252,630	17,359	213,806	49,510	17,354	5,911	29,673	1,297	(30,708)	263
The Nordic Wind	31.18	21,184	18,354	179,603	20,017	110,002	11,757	6,017	1,876	(3,839)	5,817	1,084	3,062
Power of the Danube	52	73,045	37,740	434,471	63,418	268,322	—	7,365	1,184	3,093	(193,914)	63,838	4,184
Bjorn	49	73,045	37,740	434,471	63,418	268,322	—	(72)	(35)	(118)	(75,037)	103,552	28,397

	As of December 31, 2020						For the year ended December 31, 2020
Partnership / investee	Rate of ownership rights held by non-controlling interests %	Balance of non-controlling interests	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Profit (loss)	Profit (loss) attributed to non-controlling interests	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Total change in cash and cash equivalents
	USD in thousands
Mivtachim Green Energies Ltd.	—	—	—	—	—	—	2,473	(3,422)	1,189	6,582	493	(6,726)	350
Co-Op	49.90	12,277	17,821	285,885	27,270	248,833	40,785	8,177	4,079	23,028	(184)	24,204	(1,360)
The Iberian Wind	28.07	34,837	6,145	133,536	7,185	8,406	—	(35)	(10)	(383)	(80,745)	85,222	4,093

C. Investment in associate entities:
		Effective stake in equity interests
	Country of incorporation	As of December 31
Name of associate entity		2021	2020
		%	%
Kadarim Enlight Solar, L.P.	Israel	50	50
Mei Golan—Enlight Floating Energy L.P.	Israel	50.1	50.1
Karmey Haruah L.P. (hereinafter: “Karmey Haruah”)(A)	Israel	50.2	50.2
Emek HaRuhot L.P. (hereinafter: “Emek HaRuhot”)(B)	Israel	60	60
Enlight K2-Wind d.o.o (hereinafter: “Serbia 2”)(C)	Serbia	16.7	16.7
Bjornberget Vindkraft AB (hereinafter: “Bjorn”)(D)	Sweden	—	60.7
(A) Ruach Harduf—Enlight L.P. is entirely held by the Company, and holds 50.2% of the interests in Karmey Haruah Partnership, which was formed for the production of electricity from wind energy.
(B) Ruach Avigayil—Enlight L.P. is entirely held by the Company, and holds 60% of the interests in Emek HaRuhot Partnership, which was formed for the production of electricity from wind energy.
(C) The Company, through Co-Op, holds 33.3% of the shares of Serbia 2, which was formed for the production of electricity from wind energy.
(D) The Company holds, through Enlight EU, a 51% direct stake in Bjorn, and 5.2% indirectly through PGEIF. The Company was initially consolidated in 2021. For additional details, see Note 30 A (11).
Note 9—Contract Assets in respect of Concession Arrangements for the Construction and Operation of Photovoltaic Systems
Project	Total capacity in MW	Stake in the project	Tariff approval for the facility (agorot per kWh)	Rate of return on the contract asset	Contract asset as of December 31, 2021 (USD in thousands)
Halutziot(*)	55	90%	62.8	6% linked	164,545
Medium rooftops	2.63	51% of Peirot Golan project 100% of Sde Nehemia project 51% of Barbur project	53.99	5.75% linked	5,145
Talmei Bilu	10	100%	102.46	6.5% linked	42,112
Mivtachim	10	100%	130.39	8% linked	49,695
Kramim	5	100%	96.31	6% linked	16,238
Idan	3	100%	96.31	6% linked	9,307

	2021	2020
	USD in thousands
Balance as of January 1	286,251	281,280
Repayment of contract asset under concession arrangements	(32,857)	(31,250)
Finance incomes	24,310	16,176
Translation differences	9,338	20,045
Balance as of December 31	287,042	286,251

(*) Following of the significant change to the terms of the concession arrangement with the state of Israel, which included the execution of significant technological changes to the Halutziot facility in the second quarter of 2022, and the expansion thereof in a manner which will increase the capacity and effectiveness of production, the Company re-evaluated the application of IFRIC 12 (hereinafter: the “Interpretation”), and concluded that the facility no longer falls under the scope of that interpretation. As a result, beginning from the second quarter of 2022, the Halutziot facility will be accounted for as a fixed asset, at cost.
Note 10—Fixed Assets
Composition and changes:
	2021
	Solar systems (A)	Wind farms (B)	Others	Total
	USD in thousands
Cost:
As of January 1, 2021	124,773	837,554	2,795	965,122
Capitalization—IFRS 16	—	5,166	—	5,166
Additions(1)	—	489,504	525	490,029
Initial consolidation(3)	—	120,845	514	121,359
Translation differences	(2,208)	(49,085)	74	(51,219)
Cost as of December 31, 2021	122,565	1,403,984	3,908	1,530,457
Accumulated depreciation:
As of January 1, 2021	6,920	19,559	710	27,189
Depreciation expenses	3,806	12,795	664	17,265
Translation differences	(*)—	(2,856)	30	(2,826)
Accumulated depreciation as of December 31, 2021	10,726	29,498	1,404	41,628
Carrying value as of December 31, 2021	111,839	1,374,486	2,504	1,488,829
(*) Less than USD 1 thousand.
	2020
	Solar systems	Wind farms	Others	Total
	USD in thousands
Cost:
As of January 1, 2020	119,429	419,655	2,177	540,261
Capitalization—IFRS 16	—	2,644	—	2,644
Additions(1)	913	313,702	546	315,161
Classification from deferred costs in respect of projects to fixed assets(2)	—	24,917	—	24,917
Initial consolidation(3)	—	16,390	—	16,390
Translation differences	4,432	61,246	72	65,750
Cost as of December 31, 2020	124,774	837,554	2,795	965,123

	2020
	Solar systems	Wind farms	Others	Total
	USD in thousands
Accumulated depreciation:
As of January 1, 2020	2,700	8,815	472	11,987
Depreciation expenses	3,769	8,979	358	13,106
Translation differences	451	1,765	(120)	2,096
Accumulated depreciation as of December 31, 2020	6,920	19,559	710	27,189
Carrying value as of December 31, 2020	117,854	817,995	2,085	937,934
(1) A total of approximately USD 24 million out of the additions applies to the capitalization of borrowing costs which arose from the construction of the qualifying assets period (2020: approximately USD 11 million).
(2) Deferred costs, mostly in respect of Ruach Beresheet wind project, were classified to fixed assets.
(3) In May 2021 the Company initially consolidated the Bjorn project (Sweden) at a total cost of approximately USD 114 million (2020: consolidation of GECAMA Spain).
(A) Solar systems
Presented below is a review of the projects which are included under the item for fixed assets, under solar systems, as of the reporting date (*):
Electricity production projects	Zayit Yarok	Sunlight 1	Sunlight 2	Atilla
Country	Israel	Israel	Israel	Hungary
Status	Commercial operation commenced in 2012	Projects which commenced commercial operation since 2018	Projects which commenced commercial operation since 2019	Commercial operation commenced in 2019
Installed capacity	0.5 MWp	53 MWp	12 MWp	57 MWp
Effective holding rate	100%	50%-100%	74%-100%	50.1%
Depreciated cost as of December 31, 2021	Approximately USD 1 million	Approximately USD 55 million	Approximately USD 14 million	Approximately USD 42 million

(*) See also Note 9, regarding solar systems which are presented as contract assets in respect of concession arrangements, in accordance with IFRIC 12.
(B) Wind farms
Presented below is a review of the projects which are included in the fixed assets account, under wind farms, as of the reporting date:
Electricity production projects	EWK	Lukovac	Sowi	Picasso	Tullynamoyle
Country	Serbia	Croatia	Kosovo	Sweden	Ireland
Status	Commercial operation commenced in 2019	Commercial operation commenced in 2018	Commercial operation commenced in 2021(1)	Commercial operation commenced in 2021	Commercial operation commenced in 2017
Installed capacity	105 MWp	49 MWp	105 MWp	113 MWp	13.6 MWp
Effective holding rate	50.1%	50.1%	Around 60%	Around 69%	50.1%
Depreciated cost as of December 31, 2021	Approximately USD 157 million	Approximately USD 53 million	Approximately USD 146 million	Approximately USD 155 million	Approximately USD 22 million

Presented below is a review of projects under construction which are included in the fixed assets account, under wind farms, as of the reporting date:
Electricity production projects	Emek HaBacha	Ruach Beresheet	Gecama	Björnberget Vindkraft AB
Country	Israel	Israel	Spain	Sweden
Status	Construction (2)	Construction	Construction	Construction
Installed capacity	109 MWp	189 MWp	329 MWp	372 MWp
Effective holding rate	Around 40.9%	60%	Around 72%	Around 56%
Cost as of December 31, 2021	Approximately USD 196 million	Approximately USD 250 million	Approximately USD 230 million	Approximately USD 167 million

(1) For additional details regarding the commercial operation, see Note 31(3).
(2) On March 27, 2022, the Company received the permanent production license and commenced commercial operation. For additional details, see Note 31(5).
Note 11—Intangible Assets
A. Composition and changes
	Electricity supply agreements and concession agreements(1)	Goodwill(2)	Total
	USD in thousands
Cost
Balance as of January 1, 2021	93,527	—	93,527
Initial consolidation	16,974	148,023	164,997
Translation differences	(6,977)	105	(6,872)
Balance as of December 31, 2021	103,524	148,128	251,652
Amortization:
Balance as of January 1	2,953	—	2,953
Amortization	1,483	—	1,483
Translation differences	157	—	157
Balance as of December 31, 2021	4,593	—	4,593
Depreciated cost as of December 31, 2021	98,931	148,128	247,059
Electricity supply agreements and concession agreements(1)
USD in thousands
Cost
Balance as of January 1, 2020	57,619
Initial consolidation	16,268
Payments on account of acquisition of consolidated company	12,917
Translation differences	6,723
Balance as of December 31, 2020	93,527

Electricity supply agreements and concession agreements(1)
USD in thousands
Amortization:
Balance as of January 1, 2020	1,583
Amortization	1,170
Translation differences	200
Balance as of December 31, 2020	2,953
Depreciated cost as of December 31, 2020	90,574
(1) Agreements for the supply of electricity were recognized as an intangible asset in an amount equal to the proportional part of the total transferred consideration.
(2) See Note 8A(1) for details regarding business combinations which took place during the current period.
B. Segmentation of intangible assets in the statement of income
	2021	2020
	USD in thousands	USD in thousands
Cost of sales (depreciation and amortization)	1,483	1,170
Note 12—Trade Payables
Composition
	December 31 2021	December 31 2020
	USD in thousands	USD in thousands
Open accounts	27,412	7,907
Checks payable	5	53
	27,417	7,960
The average scope of the Company’s credit days vis-à-vis suppliers in 2021 was approximately 75 days. The Company did not pay interest during the period.

Note 13—Other Payables
	December 31 2021	December 31 2020
	USD in thousands	USD in thousands
Payables in respect of purchase transaction(1)	4,412	6,209
Expenses payable	29,222	7,845
Early prepayment fee(2)	—	55,693
Interest payable in respect of project finance loans	817	145
Interest payable in respect of debentures	3,207	2,421
Government institutions	2,385	5,827
Liabilities to employees and other liabilities for salaries	3,833	700
Benefits in respect of holiday and convalescence pay	832	693
Current maturity of liability in respect of deferred consideration arrangement (see Note 27D1)	166	146
Others	1,184	37
	46,058	79,716
(1) The balance as of December 31, 2021 was due to a future liability to the sellers in wind projects in Sweden (Picasso), Kosovo (SOWI) and Spain (GECAMA). In respect of the project in Spain (GECAMA), there is an additional balance of payables in the amount of NIS 3.5 million (EUR 1 million), repayable in periods exceeding one year after the balance sheet date, and which therefore appear separately as other long term payables.
(2) For additional details regarding the early prepayment fee, see Notes 14 (2) A and B.
Note 14—Credit from Banking Corporations, Financial Institutions and Other Credit Providers
	Current liabilities		Non-current liabilities		Total
	As of December 31		As of December 31		As of December 31
	2021	2020	2021	2020	2021	2020
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Credit from banking corporations(1)	3,156	7,283	—	—	3,156	7,283
Loans from banking corporations
and other financial institutions(2)	58,666	201,010	1,168,569	632,144	1,227,235	833,154
Loans from non-controlling interests(3)	—	5,433	78,113	40,808	78,113	46,241
Total credit from banking corporations and other credit providers	61,822	213,726	1,246,682	672,952	1,308,504	886,678
(1) Withdrawals from a value added tax facility during the construction period in accordance with the financing agreements of the various projects.
(2) Loans from banking corporations and other financial institutions
Project name	Mivtachim and Talmei Bilu	Halutziot	Kramim and Idan	Medium rooftops
Lender	Bank Leumi Le-Israel Ltd. and entities of Menorah Group and Amitim Pension Fund	Bank Leumi Le-Israel Ltd. and entities of Menorah Group and Amitim Pension Fund	Bank Leumi Le-Israel Ltd. and entities of Menorah Group and Amitim Pension Fund	Institutional entities of Clal Insurance Group
Amount of loan / credit facility	Approximately NIS 356 million	Approximately NIS 609 million	Approximately NIS 107 million	Approximately NIS 15 million
Date financing provided	December 2020	December 2020	December 2020	January 2019

Project name	Mivtachim and Talmei Bilu	Halutziot	Kramim and Idan	Medium rooftops
Balance of the loan as of December 31, 2021	Approximately NIS 333 million	Approximately NIS 588.5 million	Approximately NIS 102.1 million	Approximately NIS 12.8 million
Balance of the loan as of December 31, 2020	Approximately NIS 184.5 million	Approximately NIS 319.3 million	Approximately NIS 70 million	Approximately NIS 13.3 million
Amortization schedule	Spitzer amortization table comprised of quarterly payments	Spitzer amortization table comprised of quarterly payments	Spitzer amortization table comprised of quarterly payments	Spitzer amortization table comprised of quarterly payments
Debt period	Throughout the entire period until the expiration date of the permanent electricity production license, approximately 13 years.	Throughout the entire period until the expiration date of the permanent electricity production license, approximately 15 years.	Throughout the entire period until the expiration date of the permanent electricity production license, approximately 13 years.	Approximately 15 years
Stated annual interest rate	Interest of approximately 0.77%, index-linked	Interest of approximately 0.88%, index-linked	Interest of approximately 0.8%, index-linked	Interest of approximately 2.2%, index-linked
Financial covenants:
Debt service reserve	—	—	—	Approximately NIS 0.7 million
ADSCR default	1.05	1.05	1.05	1.07
LLCR default	1.05	1.05	1.05	1.12
Fulfillment of financial covenants	As of the balance sheet date, the companies fulfilled the foregoing financial covenants	As of the balance sheet date, the partnership fulfilled the foregoing financial covenants	As of the balance sheet date, the partnerships fulfilled the foregoing financial covenants	As of the balance sheet date, the partnerships fulfilled the foregoing financial covenants
Collateral
Charge on the SPV’s assets, cash flow rights, land rights, insurance, collateral from the project contractors, and cross-support between the project corporations Mivtachim, Talmei Bilu, Halutziot, Kramim and Idan, in respect of the debt service.

Charge on the SPV’s assets, cash flow rights, land rights, insurance, collateral from the project contractors, and cross-support between the project corporations Mivtachim, Talmei Bilu, Halutziot, Kramim and Idan, in respect of the debt service.

Charge on the SPV’s assets, cash flow rights, land rights, insurance, collateral from the project contractors, and cross-support between the project corporations Mivtachim, Talmei Bilu, Halutziot, Kramim and Idan, in respect of the debt service.

Charge on the partnership’s interests in the projects, on the project partnership’s assets, right to proceeds from the sale of electricity, the project partnership’s land rights, insurance, agreements vis-à-vis contractors and collateral from contractors thereunder, the rights of the partnership’s partners to receive profits, etc. Backing between the Company’s concatenated interests in the project partnerships of each group of projects.

Reference to additional information	See Note 14(2)A	See Note 14(2)A	See Note 14(2)A	—

Project name	Tariff tender projects—Sunlight 1	Emek HaBacha	Tariff tender projects— Sunlight 2 and Dekel.
Lender	Institutional entities of Clal Insurance Group	Bank Hapoalim Ltd. in collaboration with Phoenix and Harel groups	Institutional entities of Clal Insurance Group
Amount of loan / credit facility	Approximately NIS 160 million	Approximately NIS 563 million	Approximately NIS 70 million
Date financing provided	March 2018	November 2018	December 2019
Balance of the loan as of December 31, 2021	Approximately NIS 145.1 million	Approximately NIS 492.3 million	Approximately NIS 48.6 million
Balance of the loan as of December 31, 2020	Approximately NIS 147 million	Approximately NIS 407.6 million	Approximately NIS 49.5 million
Amortization schedule	Spitzer amortization table, quarterly repayments.	Spitzer amortization table, quarterly repayments.	Spitzer amortization table, quarterly repayments
Debt period	Construction period and another approximately 22 years	Construction period and another approximately 18 years.	Construction period and another approximately 22 years
Stated annual interest rate	interest within the range of 2.6%-3%, CPI-linked	The construction period—base interest (*) plus a margin of 3.3%, CPI-linked The construction period—base interest (*) plus a margin of 2.65%, CPI-linked	Base interest (*) plus a margin of 2.15%, CPI-linked
Financial covenants:
Debt service reserve	Approximately NIS 5.8 million	—	Approximately NIS 1.8 million
ADSCR default	1.07	1.05	1.07
LLCR default	1.12	1.05	1.12
Fulfillment of financial covenants	As of the balance sheet date, the partnerships fulfilled the foregoing financial covenants	As of the balance sheet date, fulfillment of the foregoing financial covenants is not required	As of the balance sheet date, the partnerships fulfilled the foregoing financial covenants
Collateral
Charge on the partnership’s interests in the projects, charge on the project partnership’s assets, right to proceeds from the sale of electricity, the project partnership’s land rights, insurance, agreements vis-à-vis contractors and collateral from contractors thereunder, the rights of the partnership’s partners to receive profits, etc. Backing between the Company’s concatenated interests in the project partnerships of each group of projects.
Charge on the tariff and conditional license, charge on the SPV’s assets, cash flow rights, land rights, insurance, collateral from the project contractors, etc.
Charge on the partnership’s interests in the projects, charge on the project partnership’s assets, right to proceeds from the sale of electricity, the project partnership’s land rights, insurance, agreements vis-à-vis contractors and collateral from contractors thereunder, the rights of the partnership’s partners to receive profits, etc. Backing between the Company’s concatenated interests in the project partnerships of each group of projects.

Guarantees	See Note 30B(3)	See Note 30B(5)	See Note 30B(6)
Reference to additional information	—	See Note 30A(1)	—

(*)
Base interest rate—The interest rate of CPI-linked government debentures with the same average lifetime, determined on the withdrawal date.

Project name	Tullynamoyle	Lukovac	EWK
Lender	Bank of Ireland	ERSTE and PBZ, of INTESA Group	ERSTE, EBRD and Novi Sad
Amount of loan / credit facility	Approximately EUR 14.3 million	Approximately EUR 31 million and approximately HRK 134 million(*)	Approximately EUR 139 million
Date financing provided	August 2020	December 2020	December 2017
Balance of the loan as of December 31, 2021	Approximately EUR 12.8 million	Approximately EUR 28.7 million and approximately HRK 123 million	Approximately EUR 102.6 million
Balance of the loan as of December 31, 2020	Approximately EUR 13.7 million	Approximately EUR 25 million and approximately HRK 134 million	Approximately EUR 111 million
Amortization schedule	The loan will be repaid in 50 quarterly payments	The loan will be repaid in 46 quarterly payments	The loan will be repaid in 23 semi-annual payments
Debt period	12.5 years	11.5 years	Construction period and another approximately 11.5 years
Stated annual interest rate	Approximately 90% of the loan bears interest at a rate of 3.47% and approximately 10% of the loan bears interest of 3M Euribor plus a margin of 2%	Interest at a rate of 3.75% for the loan in EUR, and interest at a rate of 3.5% for the loan in HRK
Approximately EUR 83 million of the loan bears interest at a rate of 2.3%,
Approximately EUR 40 million of the loan bears interest at a rate of 3.95%,
And approximately EUR 16 million of the loan bears interest in the range of 4.65%-4.83%.

Financial covenants:
Debt service reserve	—	Approximately EUR 2.8 million	Approximately EUR 7.7 million
ADSCR default	1.05	1.10	1.10
Fulfillment of financial covenants	Non-fulfillment, receipt of a waiver letter from the bank stating that the lender waives, inter alia, its right to demand immediate repayment.	As of the balance sheet date, the Company fulfilled the foregoing financial covenants	As of the balance sheet date, the Company fulfilled the foregoing financial covenants
Collateral
The project company pledged in favor of the bank all of the equipment in the project, its rights by virtue of power purchase agreements, its rights in the licenses, its rights in the insurance policy, and its other rights in the project. The Company’s entire stake in the project company was also pledged in favor of the bank.
		The project company will pledge towards the bank the project equipment, power purchase agreements, its rights in licenses, the insurance policy, and its other rights in the project.	The project company will pledge towards the bank the project company’s assets, cash flow rights, insurance policies, collateral from EPC contractors, etc.
Guarantees	See Note 30C(5)(A)	—	—
Reference to additional information	—	See Note 14(2)B	—

(*)
HRK / NIS exchange rate as of December 31, 2021—2.14.

Project name	Meg and Raaba	Wind energy project in Kosovo	Picasso wind project in Sweden
Lender	ERSTE	ERSTE, NLB group and EBRD	Hamburg Commercial Bank
Amount of loan / credit facility	Approximately HUF 14 billion (*)	Approximately EUR 115 million
Approximately EUR 81.7 million. The bank will also provide a credit facility for the required guarantees at a scope of up to EUR 15 million during the construction period, and up to approximately EUR 7 million during the operating period

Date financing provided	January 2019	January 2020	January 2020
Balance of the loan as of December 31, 2021	Approximately HUF 13.2 billion	Approximately EUR 79.4 million	Approximately EUR 81.5 million
Balance of the loan as of December 31, 2020	Approximately HUF 13.4 billion	Approximately EUR 31.8 million	Approximately EUR 79.4 million
Amortization schedule	Quarterly repayments, spitzer amortization table with lower repayments in the first two years	Semi-annual repayments, Spitzer amortization table	Quarterly repayments, spitzer amortization table
Debt period	Construction period and another approximately 17 years	Construction period and another approximately 11 years	Construction period and another approximately 18 years
Stated annual interest rate	Approximately 30% of the loan bears interest at a rate of 4.05% And approximately 70% of the loan bears interest at a rate of approximately 6.3%.
And approximately 50% of the loan bears interest at a rate of 1.9%, and approximately 50% of the loan bears of Euribor plus a margin of 4%. The Company has undertaken to hedge at least 40% of the total base interest liability during the entire debt period.
Interest at a rate of 1.58% during the construction period and until December 31, 2029, and interest at a rate of 2.33% until the end of the loan period.
Financial covenants:
Debt service reserve	HUF 414 million	—	—
ADSCR default	In the range of 1.05-1.10	In the range of 1.05-1.10	In the range of 1.05-1.10
Fulfillment of financial covenants	As of the balance sheet date, the Company fulfilled the foregoing financial covenants	As of the balance sheet date, fulfillment of the foregoing financial covenants is not required	As of the balance sheet date, fulfillment of the foregoing financial covenants is not required
Collateral
Charge on the tariff and the electricity production license, charge on the project companies’ assets, cash flow rights, land rights, insurance. collateral from the project contractors, etc.) The financing of the portfolio of projects is applied and evaluated on a consolidated basis.
		Charge on the project company’s assets, cash flow rights, land rights, collateral from the project contractors, etc.	Charge on the project company’s assets, cash flow rights, land rights, collateral from the project contractors, etc.
Guarantees	—	See Note 30B(13)	—
Reference to additional information	—	See Note 30A(4)	See Note 30A(6)

(*) HUF / NIS exchange rate as of December 31, 2021—104.83.
Project name	Ruach Beresheet	Gecama project	Björnberget Vindkraft AB project in Sweden
Lender	Bank Hapoalim Ltd., and in collaboration with entities from Migdal and Amitim Group	Banco de Sabadell and Bankia	KFW IPEX-Bank and DekaBank, and the Swedish Export Credit Corporation (SEK).
Amount of loan / credit facility	Approximately NIS 1.05 billion	Approximately EUR 160 million	Approximately EUR 207 million
Date financing provided	July 2020	June 2020	May 2021
Balance of the loan as of December 31, 2021	Approximately NIS 645.7 million	Approximately EUR 56.7 million	—
Balance of the loan as of December 31, 2020	Approximately NIS 255.5 million	—	—
Amortization schedule	Quarterly repayments, spitzer amortization table	Semi-annual repayments, Spitzer amortization table	Semi-annual repayments, Spitzer amortization table
Debt period	Construction period and another approximately 19 years	Construction period and another approximately 14 years	Construction period and another approximately 18 years
Stated annual interest rate	construction period—base interest plus a margin of 2.5%-3% Operating period—base interest plus a margin of 2.2%-2.7%
Base interest of Euribor plus a margin of 2.5%-3%. The Company has undertaken to hedge at least 75% of the total base interest liability during the entire debt period of 13 years, beginning from the project’s date of initial operation.

Interest—Euribor + margin of 1.75% The Company has undertaken to hedge at least 75% of the total base interest liability during the entire debt period of 18 years, beginning from the project’s date of initial operation.

Financial covenants:
Debt service reserve	—	—	—
ADSCR default	1.05	1.05	1.05
Fulfillment of financial covenants	As of the balance sheet date, fulfillment of the foregoing financial covenants is not required	As of the balance sheet date, fulfillment of the foregoing financial covenants is not required	As of the balance sheet date, fulfillment of the foregoing financial covenants is not required
Collateral	Charge on the SPV’s assets, cash flow rights, land rights, insurance, collateral from the project contractors, etc.	Charge on the SPV’s assets, cash flow rights, land rights, insurance, collateral from the project contractors, etc.	Charge on the SPV’s assets, cash flow rights, land rights, insurance, collateral from the project contractors, etc.
Guarantees	See Note 30C(3)	See Note 30B(12), 30C(5)(C)	—
Reference to additional information	See Note 30A(3)	See Note 30A(5)	See Note 30A(11)
A. Signing of refinance agreement in respect of five revenue-generating solar projects in Israel with a cumulative capacity of 83 megawatts
On December 30, 2020, the Company signed a refinancing agreement with a consortium of lenders led by Bank Leumi Le-Israel Ltd., and in collaboration with entities of Menorah Group and Amitim Old Pension Funds (hereinafter, jointly: the “Lenders”), as follows:
A. In accordance with the series of agreements for financial closing, senior debt was provided in a cumulative total of approximately NIS 1.1 billion, in a non-recourse project financing framework for the project corporations Halutziot, Mivtachim, Talmei Bilu, Kramim and Idan, which produce electricity from solar energy in a cumulative capacity of 83 megawatts, and which are located in various plots of land in Southern Israel (hereinafter, jointly: the “Projects”).
B. The foregoing process included the full repayment of the senior debt which was provided to the projects in a cumulative total of approximately NIS 575 million, release of reserves in the amount of approximately NIS 33.5 million, and acceptance of new senior debt in the cumulative total of approximately NIS 1.1 billion, at a lower interest rate than the interest rate on the previous senior debt loans. Upon the completion of the process in late January 2021, the Company and its partners withdrew distributable cash flows in the amount of approximately NIS 360 million from the projects.
C. In December 2020 the Company issued binding notices to the previous lenders regarding the realization of the transaction, after which the Company recorded a non-recurring expense at a scope of approximately NIS 185 million in its financial statements for 2020, in respect of the payment of the early prepayment fee and the transaction costs which were associated with the acceptance of the original loans, and which have not yet been fully amortized. This fee was in addition to the approximately NIS 40 million early prepayment fee which was paid in respect of the repayment of the subordinated debt (mezzanine) which the Company repaid, as stated in Note 14(3). On the other hand, a significant improvement was recorded in finance expenses and in the Company’s financial results, which is expected to be distributed over the 15 years after the refinancing process.
D. As of December 31, 2020, the sum total of the loans, in the amount of approximately NIS 575 million, was included under current liabilities in the item for credit and current maturities in respect of loans from banking corporations and other financial institutions in the consolidated statements of financial position. Additionally, the debt service reserves in respect of the loans which were repaid in the amount of approximately NIS 33.5 million, which were recognized as long term restricted cash, were included under cash and cash equivalents and short term restricted cash in the consolidated statements of financial position as of December 31, 2020, in accordance with the lender’s pledge until the balance sheet date.
E. The refinancing transaction allowed significant optimization of the financing structure of the projects, and adjusting them to the interest rate environment and to better commercial terms, in respect of the period and market conditions which applied when the previous financing transactions were executed.
For the primary new financing terms of those projects, see the above table in this note.
B. Signing of loan agreement involving an update to commercial terms and the receipt of additional credit for the Lukovac wind project in Croatia, with a cumulative capacity of 49 megawatts
On December 31, 2020, the Company signed an agreement updating the financing terms of the senior debt and the receipt of additional credit for the revenue-generating wind project “Lukovac” in Croatia, with a capacity of 49 megawatts (hereinafter: the “Project”), with the existing consortium of senior lenders of the project (hereinafter: the “Lenders”), as follows:
A. The senior debt, which was given to the project company by the lenders in 2016, amounted, as of the aforementioned signing date, to a total of approximately EUR 43 million. Under the agreement, the loan repayment period will be extended by an additional year, until June 30, 2032, and additionally, the weighted interest rate will be decreased by approximately 1.4%.
B. The lenders also provided to the project company an additional credit facility, according to non-recourse project financing terms, in the amount of approximately EUR 6 million, which will be repaid in accordance with the amortization schedule of the existing senior debt, and will bear total interest of Euribor plus a margin of 3%.
C. Following the signing of the agreement to update the financing terms, the Company recorded a non-recurring expense in the amount of approximately NIS 7.25 million in its financial statements for 2020, in respect of the payment of fees to lenders and transaction costs which were associated with the acceptance of the original loan, which have not yet been entirely amortized.

D. The Company and its partners withdrew the cash balances arising from the provision of the additional credit facility. After the performance of the aforementioned withdrawal, the Company and its partners returned all of the equity which they had invested in the project in December 2016, in a cumulative total of approximately EUR 16 million.
C. The process described above allowed the significant optimization of the project’s financing structure, and adjusting it to the current global interest rate environment, and also reflects the achievement of better commercial terms, relative to the period and market conditions which existed when the first financing transaction was executed.
C. The receipt of credit facilities from Israeli banking corporations in a cumulative scope of NIS 400 million
On July 6, 2021, the Company signed agreements with Bank Hapoalim Ltd. and Bank Leumi Le-Israel Ltd. (the “Lenders”), for the provision of credit facilities to the Company at a scope of NIS 250 million and NIS 150 million, respectively. The credit facilities are intended to finance the Company’s business activities, including investments in the Company’s projects. As of the reporting date, the Company has not yet used the aforementioned credit facilities.
Presented below are the main terms of the facilities:
•
Facility period—18 months after the date of provision of credit.

•
Repayment of credit and interest payments—one payment 60 months after the date of provision of credit. The interest will be paid on a quarterly basis. The loans are repayable for a penalty which reflects economic cost only.

•
Currency—NIS or USD, in the Company’s discretion.

•
Margin—NIS: 1.7% – 1.8% above CPI-linked government debentures with similar average lifetimes.
USD: 2.0% – 2.2% above the LIBOR 3 month US Dollar interest rate.

•
Main conditions and main undertakings:

A. The Company undertook to submit routine and standard reports to the lenders;
B. The lenders will be entitled to transfer their rights to entities which were defined in the agreements, such as major institutional entities, banking corporations, etc.;
C. The Company undertook to maintain a rating of Baa3.il, or a corresponding rating, from one of the local rating agencies (Maalot or Midroog), or from one of the international rating agencies (Moody’s and/or S&P);
D. The Company undertook to maintain a current negative pledge and a negative pledge in favor of the lenders, in respect of proceeds which will be received by some of the Company’s subsidiaries, as defined in the agreements.
•
Major events constituting ground for demanding immediate repayment—the immediate repayment of the loans can be demanded in severe cases of breach which were defined, mostly including failure to pay on time; breach of representations or material undertakings; insolvency; acquisition of control of the Company by unauthorized entities, as defined in the agreements.

•
Main financial covenants:

A. The Company’s total equity, as defined in the agreements, will not fall below, at any time, a total of NIS 1,000,000 thousand;
B. The result obtained by dividing the net financial debt ratio by net cap, on a standalone basis (as defined in the agreement) will not exceed 70% during two consecutive quarters;
C. The result obtained by dividing the net financial debt ratio by operating profit for debt service (EBITDA), on a consolidated basis, will not exceed 18 during two consecutive quarters;

D. The equity to total balance sheet ratio, on a standalone basis in the Company’s separate financial information, as defined in the agreements, will not fall below 20% during two consecutive quarters; In case of a breach of the covenants, or a reduction of the rating (beyond a reduction of 2 notches below the Company’s current debt rating) will result in the activation of a mechanism for gradually increasing the interest rate, up to a cumulative limit of 1.25%, in respect of all of the breaches cumulatively.
(3) Loan from non-controlling interests
Name of project	Lukovac	EWK	Björnberget Vindkraft AB	Emek HaBacha	Dorot, Talmei Yafe and Revivim from Sunlight 1
Country	Croatia	Serbia	Sweden	Israel	Israel
Loan currency	EUR	EUR	EUR	NIS	NIS
Interest rate	3.75%	4.25%	3%	6%	5%
Balance as of December 31, 2021(*)	—	Approximately NIS 63.5 million (Approximately EUR 18 million)	Approximately NIS 131.9 million (Approximately EUR 37.5 million)	Approximately NIS 41 million	Approximately NIS 5.4 million
Balance as of December 31, 2020(*)	Approximately NIS 17.5 million (Approximately EUR 4.4 million)	Approximately NIS 85.8 million (approximately EUR 21.8 million)	—	Approximately NIS 38.6 million	Approximately NIS 6.3 million

(*) Including accrued interest.
(4) Loans from other credit providers
Halutziot project and financing the acquisition of Mivtachim and Talmei Bilu
The Company, through Havatzelet, the limited partnership which holds Halutziot and is wholly owned by the Company through concatenation, engaged in agreements for the receipt of 3 non-recourse mezzanine loans vis-à-vis Noy Fund, in the total amount of approximately NIS 78 million, for the purpose of investing in Halutziot project.
Additionally, the Company, through Tlamim, a partnership wholly owned by the Company, which holds, through wholly ownership, Mivtachim and Talmei Bilu, engaged in a series of agreements to finance the total acquisition cost, according to the following three tiers of financing:
1. A progressive mezzanine loan at a total scope of NIS 57 million from Poalim Ventures Ltd. and Poalim IBI (hereinafter: “Hapoalim”), as well as member entities of Phoenix Group (hereinafter: the “Senior Institution”);
2. A mezzanine loan with lower distribution priority, at a total scope of NIS 15 million, from Hapoalim only (hereinafter: “Subordinate Institution”);
3. A mezzanine loan at a scope of NIS 20 million from Noy Fund, which will be subordinate to the above two tiers (hereinafter: the “Noy Loan”). The loans are non-recourse for the Company.
The loans bore different interest rates, in accordance with their terms of seniority, ranging from 8.74%-12%.
On November 4, 2020, the Company completed, through Tlamim and Havatzelet, prepayment of the mezzanine loans which were given to the partnership. In total, the Company repaid approximately NIS 201.7 million, of which approximately NIS 40 million was paid as an early prepayment fee.
Agreement to acquire Noy Fund’s holdings in the solar projects Halutziot and Mivtachim, and repayment of subordinated (mezzanine) loans:
On September 21, 2020, the Company signed agreements to acquire all of Noy Fund’s interests in the projects Halutziot and Mivtachim, and the repayment of the aforementioned subordinated (mezzanine) loans, in a total amount of approximately NIS 230 million (hereinafter: the “Transaction” and the “Projects”, respectively).

On November 4, 2020, the transaction vis-à-vis Noy Fund was closed, and the Company increased its stake in the projects such that it will hold 100% of the shares in the project company of Mivtachim, and 90% of the interests in the project partnership of Halutziot, and wholly controlled by the general partner of Halutziot partnership.
Note 15—Debentures
	Current liabilities		Non-current liabilities		Total
	As of December 31		As of December 31		As of December 31
	2021	2020	2021	2020	2021	2020
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Debentures (Series E) (A.)	3,039	2,939	31,116	32,993	34,155	35,932
Debentures (Series F) (B.)	14,875	14,390	145,503	153,784	158,378	168,174
Debentures (Series C) (C.)	—	—	100,995	—	100,995	—
Debentures (Series D) (C.)	—	—	112,037	—	112,037	—
Total Debentures	17,914	17,329	387,651	186,777	405,565	204,106
A. Debentures (Series E)
In June 2018, the Company issued 135,000,000 par value of debentures (Series E), along with 30,375,000 options (Series 2). As of the reporting date, the remaining balance of the options (Series 2) has expired, following the exercise of most of the options.
Presented below are the main terms of the debentures (Series E):
•
The principal of the debentures (Series E), and the interest with respect thereto, are not linked to any index or currency.

•
The debentures (Series E) are repayable in 13 payments, which will be paid in 12 semi-annual payments, each at a rate of 3.5% of the principal of the debentures (Series E), which will be paid on March 1 and September 1 of each of the years 2019-2024 (inclusive); and the last payment, at a rate of 58% of the principal of the debentures (Series E), which will be paid on March 1, 2025.

•
The debentures bear fixed annual interest of 4.25%, to be paid twice per year, on March 1 and September 1 of each of the years 2018 to 2025 (inclusive), whereby the first interest payment will be paid on September 1, 2018, and the last interest payment will be paid on March 1, 2025, except for the first interest period, each interest payment will be paid in respect of the six month period which ended on the date preceding the payment date. The interest rate which will be paid in respect of a certain interest period (except for the first interest period), i.e., in respect of the period beginning on the payment date of the preceding interest period, and ending on the last date before the payment date after its beginning, will be calculated as the annual interest rate divided by two (i.e., 2.125%).

•
The effective interest rate on the debentures (Series E) is approximately 4.4%.

•
The Company’s undertaking to repay the debentures is not secured by any collateral, or any other security.

Main financial covenants in respect of the debentures (Series E)
•
So long as the debentures (Series E) remain outstanding, the Company’s equity according to its financial statements (audited or reviewed) will be no less than NIS 200 million.

•
So long as the debentures (Series E) remain outstanding, the ratio between standalone net financial debt and net cap will not exceed 70% during two consecutive financial statements (audited or reviewed).

•
So long as the debentures (Series E) have not been repaid in full, standalone net financial debt will not exceed NIS 10 million, and the ratio of net financial debt (consolidated) to EBITDA as of the calculation date (if any) will not exceed 18 during more than two consecutive financial statements (audited or reviewed).

•
So long as the debentures (Series E) have not been repaid in full, the equity to total balance sheet ratio in the Company’s standalone reports will be no less than 20% during two consecutive financial statements (audited or reviewed).

•
Insofar as the debentures (Series E) have not been repaid in full, the Company will not create and/or will not agree to create, in favor of any third party whatsoever, a floating charge of any priority on all of its assets, i.e., a general floating charge, to secure any debt or obligation whatsoever.

•
Insofar as the debentures (Series E) have not been repaid in full, the Company will not perform any distribution except subject to the cumulative conditions specified in the trust deed of the debentures.

As of December 31, 2021, the Company fulfills all of the financial covenants in accordance with the trust deed, as stated above.
As of December 31, 2021, the remaining balance for payment (principal and interest payable) in respect of the debentures (Series E) amounts to a total of approximately NIS 107,736 thousand.
B. Debentures (Series F)
In June 2019, the Company completed an issuance of a new series of debentures (Series F), in accordance with a shelf offering report and the Company’s shelf prospectus. The Debentures were rated A3.il by Midroog (issuer rating), the same as the Company’s rating.
In accordance with the shelf offering report, the Company issued, in practice, NIS 222,000,000 par value of debentures (Series F), registered by name, with a par value of NIS 1 each.
Presented below are the main terms of the Debentures (Series F):
•
The principal of the debentures (Series F), and the interest with respect thereto, are not linked to any index or currency.

•
The debentures are repayable in 7 payments, to be paid as follows:

A. 6 annual payments, each at a rate of 8% of the principal of the debentures (Series F), to be paid on September 1 of each of the years 2025-2020 (inclusive);
B. The last payment, at a rate of 52% of the principal of the debentures (Series F), which will be paid on September 1, 2026.
•
The interest in respect of the debentures will be paid twice per year, on March 1 and September 1 of each of the years 2019 to 2026 (inclusive), whereby the first interest payment will be paid on September 1, 2019, and the last interest payment will be paid on September 1, 2026, subject to the terms specified in the shelf offering report. The interest payment was paid on September 1, 2019, in respect of the period beginning on the first trading day after the date of the public tender, and ending on August 31, 2019, calculated based on 365 days per year, according to the number of days in that period.

•
The interest rate which was determined in the public tender was 3.45%. The issuance was performed without a discount.

On April 7, 2020, the Company completed a private issuance of Company Debentures (Series F), by way of an extension of Series F, at a total scope of 101,010,101 par value (the “Additional Debentures”), for a total (gross) consideration of NIS 100 million. The debentures were issued to a number of classified investors.
Additionally, on August 31, 2020, the Company completed an additional issuance of 234,860,000 debentures (Series F) (an additional series extension), with a par value of NIS 1 each (hereinafter: the “Debentures”), for a total (gross) consideration of NIS 251 million. Some of the debentures were issued to a number of classified investors, as part of a tender for classified investors which took place before the issuance.

The Company received from the Tax Authority pre-approval for the method used to calculate the standard weighted discount rate in respect of the entire series of Debentures (Series F) after the extensions. According to that calculation, the discount rate for the entire series is 0.24%.
Additionally, Midroog Ltd. approved a rating of A3.il, stable rating outlook, for the series extension, at a total scope of up to NIS 250 million par value of the debentures (Series F), and for the entire series of the debentures (Series F).
After the performance of the aforementioned extensions, and as of the balance sheet date, the total scope of the debentures (Series F) amounts to 485,765,875 par value.
Additionally, in 2021 Midroog Ltd. increased the rating of the Debentures (Series F) which the Company issued, from A3.il to A2.il, stable rating outlook.
The additional debentures which were issued as part of the issuances specified above constitute, beginning from the date of their listing on the stock exchange, a single series for all intents and purposes, together with the debentures (Series F) which were issued by the Company and which were already listed, and will have equal conditions and rights, for all intents and purposes. For details regarding the terms of the Debentures, see above.
Main financial covenants in respect of the debentures (Series F)
•
So long as the debentures (Series F) remain outstanding, the Company’s equity according to its financial statements (audited or reviewed) will be no less than NIS 375 million.

•
So long as the debentures (Series F) remain outstanding, the ratio between standalone net financial debt and net cap will not exceed 70% during two consecutive financial statements.

•
So long as the debentures (Series F) have not been repaid in full, and standalone net financial debt, as defined above, does not exceed NIS 10 million, and the ratio of net financial debt (consolidated) to EBITDA as of the calculation date (if any) does not exceed 18 during more than two consecutive financial statements (audited or reviewed).

•
So long as the debentures (Series F) have not been repaid in full, the equity to total balance sheet ratio in the Company’s standalone reports will be no less than 20% during two consecutive financial statements (audited or reviewed).

•
Insofar as the debentures (Series F) have not been repaid in full, the Company will not create and/or will not agree to create, in favor of any third party whatsoever, a floating charge of any priority on all of its assets, i.e., a general floating charge, to secure any debt or obligation whatsoever.

•
Insofar as the debentures (Series F) have not been repaid in full, the Company will not perform any distribution except subject to the cumulative conditions specified in the trust deed of the Debentures.

As of December 31, 2021, the Company is fulfilling all of the financial covenants in accordance with the trust deed, as stated above.
As of December 31, 2021, the remaining balance for payment (principal and interest payable) in respect of the debentures (Series F) amounts to a total of approximately NIS 498,159 thousand.
C. Debentures (Series C and D):
On July 30, 2021, the Company issued two bond series: Series C and Series D, as specified below.
Convertible Debentures (Series C)
The Company completed an issuance of debentures convertible into registered ordinary shares, with a par value of NIS 0.01 each, of the Company (hereinafter: the “Debentures (Series C)”), at a total scope of 367,220,000 par value, at a price of 95.1 agorot per NIS 1 par value, and for a total (gross) consideration of NIS 349,226 thousand.
Presented below are the main terms of the debentures (Series C):

•
The debentures (Series C) are not linked to any index.

•
The debentures (Series C) are registered by name, have a par value of NIS 1 each, and are repayable in a single payment on September 1, 2028.

•
The unpaid principal balance of the debentures will bear fixed annual interest of 0.75%, to be paid twice per year, on March 1 and September 1 of each of the years 2021 to 2028 (inclusive),

•
except for the first interest period, each interest payment will be paid in respect of the six month period which ended on the date preceding the payment date (hereinafter: the “Interest Periods”). The interest rate which will be paid in respect of a certain interest period (except for the first interest period, as specified below), will be calculated as the annual interest rate divided by two (i.e., 0.375%). The first interest payment was paid on September 1, 2021, in respect of the period beginning on the first trading day after the tender date, in accordance with the first shelf offering report, and ending on August 31, 2021, calculated based on 365 days per year, according to the number of days in that period. The last interest payment will be paid on September 1, 2028, together with the final repayment of the principal of the debentures.

•
The unpaid principal balance of the debentures (Series C) is convertible into ordinary Company shares, registered by name, with a par value of NIS 0.01 each, in the manner specified below: (1) during the period from the date of listing of the series of debentures (Series C) on the stock exchange, until December 31, 2023, each NIS 9 par value of the debentures (Series C) will be convertible into one ordinary share of the Company; and (2) during the period from January 1, 2024 to August 22, 2028, each NIS 24 par value of the debentures (Series C) will be convertible into one ordinary share of the Company.

•
Additionally, in 2021 Midroog Ltd. updated the rating of the debentures (Series C) which the Company issued, from A3.il to A2.il, stable rating outlook.

Debentures (Series D)
The Company completed an issuance of debentures (Series D), at a total scope of 385,970,000 par value, at a price of 90.8 agorot per NIS 1 par value, and for a total (gross) consideration of NIS 350,461 thousand.
Presented below are the main terms of the debentures (Series D):
•
The debentures (Series D) will not be linked to any index.

•
The debentures (Series D), registered by name and each with a par value of NIS 1, are repayable in 2 annual payments, each of which will be at a rate of 50% of the principal of the Debentures (Series D), and which will be paid on September 1 of each of the years 2027 and 2029 (inclusive).

•
The unpaid principal balance of the debentures bears fixed annual interest of 1.5%, to be paid twice per year, on March 1 and September 1 of each of the years 2021 to 2029 (inclusive).

•
Except for the first interest period, each interest payment will be paid in respect of the six month period which ended on the last date before the payment date (hereinafter: the “Interest Periods”). The interest rate which will be paid in respect of a certain interest period (except for the first interest period, as specified below), will be calculated as the annual interest rate divided by two (i.e., 0.75%). The first interest payment date is September 1, 2021, in respect of the period beginning on the first trading day after the tender date, in accordance with the first shelf offering report, and ending on August 31, 2021 (hereinafter: the “First Interest Period”), calculated based on 365 days per year, according to the number of days in that period. The last interest payment will be paid on September 1, 2029, together with the final repayment of the principal of the Debentures.

•
The Company’s undertaking to repay the debentures is not secured by any collateral, or any other security (as this term is defined in the Securities Law).

•
Additionally, in 2021 Midroog Ltd. updated the rating of the debentures (Series D) which the Company issued, from A3.il to A2.il, stable rating outlook.

Main financial covenants in respect of the debentures (Series C and Series D)
•
So long as the debentures (Series C and Series D) remain outstanding, the Company’s equity according to its financial statements (audited or reviewed) will be no less than NIS 1,250 million.

•
So long as the debentures (Series C and Series D) remain outstanding, the ratio between standalone net financial debt and net cap will not exceed 65% during two consecutive financial statements (audited or reviewed).

•
So long as the debentures (Series C and Series D) have not been repaid in full, the equity to total balance sheet ratio in the Company’s standalone financial statements will be no less than 25% during two consecutive financial statements (audited or reviewed).

•
So long as the debentures (Series C and Series D) have not been repaid in full, the ratio of net financial debt (consolidated) to EBITDA as of the calculation date (if any) will not exceed 15 during more than two consecutive financial statements (audited or reviewed). The debt attributed to the projects during the construction stage (including senior debt and mezzanine non-recourse loans) will not be included in that calculation.

•
Insofar as the debentures (Series C and Series D) have not been repaid in full, the Company will not create and/or will not agree to create, in favor of any third party whatsoever, a floating charge of any priority on all of its assets, i.e., a general floating charge, to secure any debt or obligation whatsoever.

•
So long as the debentures (Series C and Series D) have not yet been finally repaid, the Company will not perform a distribution, as this term is defined in the Companies Law, including a buyback of its but rather, except subject to the following cumulative conditions:

(A) At a rate which will not exceed 70% of the Company’s profit for the period, in accordance with its consolidated financial statements which were last published before the resolution to perform the distribution;
(B) Its equity (after the distribution) exceeds NIS 1,500 million;
(C) Its equity to balance sheet ratio, on a standalone basis according to the separate financial information (after deducting the distribution amount) will be no less than 30%—subject to the distribution tests specified in section 302 of the Companies Law;
For details regarding additional restrictions on dividend distributions, see chapter A of the Company’s periodic report for 2020, which apply as of the present date. Additional conditions for a distribution are specified in the trust deed.
•
interest adjustment due to deviation from financial covenants, and due to a change in / discontinuation of rating—a mechanism was determined for adjusting interest due to a deviation and/or deviations from the financial covenants described in the trust deed. It is hereby clarified, in any case, that the total interest rate increases will not exceed 1%, cumulatively and in total. The maximum additional interest in respect of all deviations from the financial covenants, and in respect of all reduction of ratings and/or discontinuation of rating—cumulatively, in accordance with the trust deed—will not exceed 1.25% more than the interest rate which was determined in the first offering report of the debentures. Interest in arrears, if any, will be added to the aforementioned interest rates.

As of December 31, 2021, the Company is fulfilling all of the financial covenants in accordance with the trust deed, as stated above.
As of December 31, 2021, the remaining balance for payment (principal and interest payable) in respect of the debentures (Series C and D) amounts to a total of approximately NIS 315,015 thousand and approximately NIS 350,369 thousand, respectively.
For details regarding an additional issuance of debentures (Series C) after the balance sheet date, see Note 31 (4).

Note 16—Changes in Liabilities from Financing Activities
	Balance as of January 1, 2021	Cash flows from financing activities	Translation differences in respect of foreign operations	Adjustments in respect of cash flows for operating activities(3)	Initial consolidation	Non-cash activities	Balance as of December 31, 2021
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Debentures(1)	206,527	89,989	10,444	521	—	—	307,481
Convertible Debentures(1)	—	96,343	3,741	1,207	—	—	101,291
Loans from banking corporations and other financial institutions(1)	840,582	389,728	(9,154)	13,801	—	(3,749)(2)	1,231,208
Loans from non-controlling interests	46,241	10,530	(3,826)	97	24,037	1,034	78,113
Lease liability	79,733	(6,344)	(375)	(1,243)	22,802	11,072(4)	105,645
	1,173,083	580,246	830	14,383	46,839	8,357	1,823,738
(1) Including interest payable.
(2) Mostly due to the offsetting of deferred borrowing costs which were prepaid by the project companies on the financial closing dates, and discounted finance expenses during the construction period.
(3) Including interest accrued and interest paid.
(4) Initial creation vis-à-vis right-of-use asset.
	Balance as of January 1, 2020	Cash flows from financing activities	Translation differences in respect of foreign operations	Adjustments in respect of cash flows for operating activities(3)	Conversions carried to equity	Non-cash activities	Balance as of December 31, 2020
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Debentures(1)	142,909	49,838	14,127	(347)	—	—	206,527
Convertible Debentures(1)	93	(15)	1	—	(79)	—	—
Loans from banking corporations
and other financial institutions(1)	526,700	263,326	51,631	2,426	—	(3,501)(2)	840,582
Loans from other credit providers(1)	43,455	(29,454)	242	(14,243)	—	—	—
Loans from non-controlling interests	54,208	9,022	3,891	(2,952)	—	(17,928)	46,241
Lease liability	40,581	(5,382)	5,419	(1,087)	—	40,202(4)	79,733
	807,946	287,335	75,311	(16,203)	(79)	18,773	1,173,083
(1) Including interest payable.
(2) Mostly due to the offsetting of deferred borrowing costs which were prepaid by the project companies on the financial closing dates, and discounted finance expenses during the construction period.
(3) Including interest accrued and interest paid.
(4) Initial creation vis-à-vis right-of-use asset.

Note 17—Income Taxes
A. Deferred tax balances:
Tax balances presented in the statement of financial position:
	As of December 31
	2021	2020
	USD in thousands	USD in thousands
Current tax assets (liabilities):
Current tax assets	267	150
Current tax liabilities	(1,482)	(796)
Total current tax assets (liabilities)	(1,215)	(646)
Non-current tax assets (liabilities):
Deferred tax assets	21,864	13,802
Deferred tax liabilities	(12,411)	(8,498)
Total non-current tax assets (liabilities)	9,453	5,304
The composition of deferred tax assets (liabilities) is specified below:
	Balance as of January 1 2021	Recognized in the statement of income	Other comprehensive income	Recognized in equity	Initial consolidation	Balance as of December 31 2021
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Temporary differences:
Fixed assets	(4,202)	(2,892)	(248)	—	115	(7,227)
Adoption of IFRS 16—Leases, net	611	729	49	—	—	1,389
Financial instruments measured at fair value through profit or loss	72	(605)	(21)	—	—	(554)
Financial instruments measured at fair value through other comprehensive income	2,840	—	4,161	—	—	7,001
Contractual asset in respect of concession arrangements	(20,039)	954	(640)	—	—	(19,725)
Investments in consolidated entities	(1,112)	(1,211)	2,193	—	—	(130)
Deferred borrowing costs	(2,060)	1,472	(13)	—	—	(601)
Provision for dismantling and removal	(112)	(18)	(4)	—	—	(134)
Goodwill	—	848	33	—	—	881
Employee benefits	—	136	5	—	—	141
Contingent consideration	—	553	21	—	—	574
Total	(24,002)	(34)	5,536	—	115	(18,385)
Unused losses and tax benefits:
Tax losses	29,305	(2,366)	899	—	—	27,838
Tax benefit in respect of issuance costs	—	(872)	—	872	—	—
	29,305	(3,238)	899	872	—	27,838
Total	5,303	(3,272)	6,435	872	115	9,453

	Balance as of January 1 2020	Recognized in the statement of income	Other comprehensive income	Recognized in equity	Initial consolidation	Balance as of December 31 2020
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Temporary differences:
Fixed assets	(3,173)	(937)	(66)	—	(25)	(4,201)
Adoption of IFRS 16—Leases, net	48	519	36	8	—	611
Financial assets at fair value through profit or loss	(119)	179	12	—	—	72
Contractual asset in respect of concession arrangements	(53,899)	35,371	2,185	(3,696)	—	(20,039)
Investments in consolidated entities	(1,386)	257	18	—	—	(1,111)
Deferred borrowing costs	(1,062)	(934)	(64)	—	—	(2,060)
Provision for dismantling and removal	(77)	(33)	(2)	—	—	(112)
Financial assets at fair value through other comprehensive income	1,652	—	1,188	—	—	2,840
Total	(58,016)	34,422	3,307	(3,688)	(25)	(24,000)
Unused losses and tax benefits:
Tax losses	46,355	(18,386)(*)	(1,153)	2,343	145	29,304
Tax benefit in respect of issuance costs	6	(548)	—	542	—	—
	46,361	(18,934)	(1,153)	2,885	145	29,304
Total	(11,655)	15,488	2,154	(803)	120	5,304
(*) In accordance with the tax assessment agreement, as stated in Note 17F(5).
Deferred tax assets and liabilities are presented offset when the Company has a legally enforceable right to offset current tax assets against current tax liabilities, and when they pertain to income taxes levied by the same tax authority, and the Company intends to settle the current tax assets and liabilities on a net basis.
B. Amounts for which deferred tax assets were not recognized:
The calculation of deferred taxes does not include taking into account the taxes which would have applied in case of realization of investments in investee companies, since the Group intends to hold and develop them. Additionally, deferred taxes are not taken into account in respect of profit distributions from Israeli companies, due to the fact that dividends from Israeli companies are not taxable, The total cumulative distributable profit and/or the realization of the investment in those companies amounted to approximately NIS 33 million as of December 31, 2021.

C. Total expenses (income) from income taxes which were recognized in the statement of income:
	For the year ended December 31
	2021	2020
	USD in thousands	USD in thousands
Current taxes:
Current tax expenses	2,422	1,163
Prior year taxes	—	1,971
Total current taxes	2,422	3,134
Deferred taxes:
Deferred tax expenses (income) in respect of the creation and reversal of Temporary differences	34	(2,105)
Income from the creation of deferred taxes in respect of losses and unused tax benefits	3,238	(8,869)
Prior year taxes	—	(4,513)
Total deferred taxes	3,272	(15,487)
Total expenses (income) from income taxes	5,694	(12,353)
D. Reconciliation between the theoretical tax on the pre-tax profit and the tax expense
Presented below is an adjustment between the tax amount which would have applied had all of the income and expenses, profit and loss in the statement of income been taxable according to the statutory tax rate, and the amount of income tax which was carried to the statement of income:
	For the year ended December 31
	2021	2020
	USD in thousands	USD in thousands
Profit (loss) before income taxes from continuing operations	27,369	(53,388)
Primary tax rate of the Company	23%	23%
Tax calculated according to the Company’s primary tax rate	6,295	(12,279)
Increase (decrease) in income taxes
Additional tax (tax saving) in respect of:
No controlling share in the profits / losses of investee partnerships	(531)	846
Different tax rate of foreign subsidiaries	(2,370)	(839)
Non-deductible expenses and exempt income	1,853	2,358
Exempt income	(354)	(7)
Losses and benefits for tax purposes for which tax assets were not created in the past, for which deferred taxes were recognized during the reporting period	—	(38)
Utilization of tax losses and benefits from prior years for which	179	128
Adjustments due to changes in tax rates	—	(5)
Temporary difference in respect of subsidiaries and subsidiary partnerships for which deferred taxes were recognized	631	(257)
Change in taxes in respect of previous years	(77)	(2,541)
Others	68	281
Total income taxes from continuing operations as presented in profit or loss	5,694	(12,353)

E. Carryforward losses
The Company’s balance of carryforward losses as of December 31, 2021 was approximately USD 67 million;
The Group’s balance of carryforward losses as of December 31, 2021 was approximately USD 133 million; Deferred taxes were not created in respect of a loss in the amount of USD 2.4 million.
F. Details regarding the Group’s tax environment
(1) Presented below are the tax rates which were relevant to the Group’s activity in Israel during the years 2020–2021:
2020–23%
2021–23%
(2) taxation of subsidiaries outside of Israel:
Subsidiaries which are incorporated outside of Israel are assessed according to the tax laws in the countries where they are domiciled. The main tax rates which applied to the main subsidiaries incorporated outside of Israel are:
•
Entities incorporated in Croatia: The corporate tax rate which applies to the Company’s activity in Croatia is 18%.

•
Entities incorporated in Ireland: The corporate tax rate which applies to the Company’s activity in Ireland is 12.5%.

•
Entities incorporated in Serbia: The corporate tax rate which applies to the Company’s activity in Serbia is 15%.

•
Entities incorporated in the Netherlands: The corporate tax rate which applies to the Company’s activity in the Netherlands is 16.5%.

•
Entities incorporated in Hungary: The corporate tax rate which applies to the Company’s activity in Hungary is 9%.

•
Entities incorporated in Sweden: The corporate tax rate which applies to the Company’s activity in Sweden is 20.6%.

•
Entities incorporated in Kosovo: The corporate tax rate which applies to the Company’s activity in Kosovo is 10%.

•
Entities incorporated in Spain: The corporate tax rate which applies to the Company’s activity in Spain is 25%.

•
Entities incorporated in Italy: The corporate tax rate which applies to the Company’s activity in Italy is 24%.

•
Entities incorporated in the United States: The federal tax rate is 21%, and the state tax rate depends on the project’s location.

In general, inter-company transactions between the Company and the subsidiaries outside of Israel are subject to directives and reporting requirements in accordance with the Income Tax Regulations (Determination of Market Conditions), 5767-2006.
(3) Measurement of results for income tax purposes:
IFRS’s differ from generally accepted accounting principles in Israel, and accordingly, the preparation of financial statements in accordance with IFRS’s may reflect a financial position, operating results and cash flows which differ significantly from those which are presented according to generally accepted accounting principles in Israel, and taxation principles in Israel.

A. In the calculation of the tax provision and current tax expenses of the projects Mivtachim and Talmei Bilu, the Company does not apply Accounting Standard 33—Service Concession Arrangements, but rather Accounting Standard 27—Fixed Assets, and claims depreciation expenses in respect of the facilities, in accordance with the Income Tax Regulations (Depreciation), 1941.
B. The Company deducts financing, general and administrative expenses in respect of the acquisition of projects for the production of electricity, which are incorporated in the subsidiaries, in their entirety.
C. notwithstanding that stated in Note 2N(9), regarding the non-recognition of interest expenses in the statement of income in respect of capital notes which were given to consolidated companies, the Group recognizes interest expenses, in accordance with the terms of the deed, in the calculation of the investees’ taxable income for income tax purposes.
(4) Depreciation:
The Group claims depreciation expenses for income tax purposes at a rate of 25%, in accordance with Addendum B to the Income Tax Regulations (Depreciation) in respect of facilities for the production of electricity from solar energy, which make use of photovoltaic technology, and whose date of commercial operation was between January 1, 2009 to December 31, 2015. In respect of similar facilities, whose date of commercial operation was beginning from January 1, 2016, the Company claims depreciation expenses for income tax purposes at a rate of 7%, in accordance with the Income Tax Regulations (Depreciation), 1941, in respect of tools for the provision of electricity.
(5) The Company has final tax assessments up to and including the tax year 2018. On March 22, 2021, the Company signed an assessment agreement for the years 2014–2018 vis-à-vis the tax authorities, the main terms of which are described below:
•
The Halutziot and medium rooftop projects will be taxed based on Accounting Standard 33—”Service Concession Arrangements”.

•
The amortization of excess cost which was created when purchasing of shares of Mivtachim and Talmei Bilu through Tlamim partnership will not be deductible.

•
Tax payment in the amount of approximately NIS 6.5 million in respect of previous years.

•
In 2020, the Company recognized tax income in the amount of approximately NIS 9 million, due to the release of a tax reserve which was created in respect of the gains of a financial asset from 2013, and which, in light of the assessment arrangement, is not expected to be reversed.

Note 18—Share capital
A. Registered capital
	December 31	December 31
	2021	2020
	Number of shares
Ordinary shares with par value of NIS 0.01	1,800,000,000	1,246,000,000
B. Issued capital:
	Share capital				Share premium
	As of December 31		As of December 31		As of December 31
	2021	2020	2021	2020	2021	2020
	Number of shares		USD in thousands	USD in thousands	USD in thousands	USD in thousands
Fully paid-up ordinary shares with par value of NIS 0.01	925,106,586	822,966,282	2,549	2,239	556,161	380,529

C. Changes in fully paid-up share capital
Number of shares
Balance as of January 1, 2020	752,144,343
Issuance of shares(1-2)	63,884,300
Exercise of options by employees	6,676,438
Conversion of debentures into shares	261,201
Balance as of December 31, 2020	822,966,282
Issuance of shares(3)	93,641,400
Exercise of options by employees	8,498,904
Balance as of December 31, 2021	925,106,586
(1) On May 6, 2020, the Company allocated to classified investors, in a private allocation, 18,300,000 ordinary Company shares, for a total (gross) consideration of approximately NIS 75,030 thousand. The classified investors are among the leading institutional entities, including also entities which are currently interested parties in the Company. (The total proceeds, less issuance costs, which were received amounted to approximately NIS 74,386 thousand).
(2) On August 31, 2020, the Company completed an issuance of 45,584,300 ordinary Company shares, with a par value of NIS 0.01 each, for a total (gross) consideration of approximately NIS 291,740 thousand. Some of the ordinary shares were issued to a number of classified investors, as part of a tender for classified investors which took place before the issuance. (The total proceeds, less issuance costs, which were received amounted to approximately NIS 284,469 thousand).
(3) On March 2, 2021, the Company completed a public offering of 93,641,400 ordinary Company shares, with a par value of NIS 0.01 each, as part of a uniform offer, and by way of a tender over the unit price, for a total (gross) consideration of approximately NIS 589,941 thousand. (The total proceeds, less issuance costs, which were received amounted to approximately NIS 577,586 thousand).
(4) For details regarding an issuance of shares which was completed after the balance sheet date, see Note 31(4).
Note 19—Earnings Per Share
A. Basic earnings per share
	For the year ended December 31
	2021	2020
	USD in thousands	USD in thousands
Profit (loss) attributable to the Company’s owners for the purpose of calculating basic earnings per share	11,217	(43,869)
	For the year ended December 31
	2021	2020
Weighted average of the number of ordinary shares used for the purpose of calculating basic earnings per share	937,492,190	782,977,562
B. Diluted earnings per share:
	For the year ended December 31
	2021	2020
	USD in thousands	USD in thousands
Profit (loss) which was used to calculate diluted earnings per share	11,217	(43,869)
	For the year ended December 31
	2021	2020
Weighted average of the number of ordinary shares used to calculate diluted earnings (loss) per share	981,086,687	782,977,562

Note 20—Share-Based Payment
Details of the plan to allocate options to Company employees:
Grant date	Number of offerees	Total number of options	Exercise price in NIS	Share price in NIS	Value of option in NIS	Number of options which were exercised as of the date of the financial report	Number of options which expired / were forfeited as of the date of the financial report	Expiration date of the options	Number of options remaining as of the date of the financial report
10.05.2015 (A)	6	2,425,000	0.755	0.743	0.38	1,525,000	900,000	10.05.2022	0
07.06.2016 (A)	2	1,000,000	0.73	0.711	0.35	1,000,000	—	07.06.2023	0
07.08.2016 (B)	3	12,000,000	0.74285	0.685	0.335	11,917,290	—	07.08.2023	82,710
07.08.2016 (C)	1	3,000,000	0.76	0.685	0.325	—	1,000,000	07.08.2023	2,000,000
24.01.2017 (A)	2	800,000	1.002	1.09	0.545	400,000	400,000	24.01.2024	0
15.05.2017 (A)	1	600,000	1.3525	1.342	0.64	495,000	—	18.05.2024	105,000
05.02.2018 (A)	6	3,100,000	1.84	1.805	0.77	1,783,639	362,500	05.02.2025	953,861
02.05.2018 (A)	1	600,000	1.723	1.67	0.711	300,000	300,000	02.05.2025	0
26.07.2018 (A)	2	800,000	1.908	1.838	0.835	200,000	—	26.07.2025	600,000
26.08.2018 (A)	5	2,000,000	1.875	1.885	0.863	1,090,686	300,000	26.08.2025	609,314
12.09.2018 (D) (E)	2	13,500,000	1.961	1.905	0.855	2,307,282	—	12.09.2025	11,192,718
28.10.2018 (E)	2	16,020,000	1.995	1.82	0.787	1,990,648	—	28.10.2025	14,029,352
01.11.2018 (A)	2	4,950,000	1.987	1.889	0.84	1,293,607	—	01.11.2025	3,656,393
31.03.2019 (A)(F)	3	1,000,000	2.175	2.24	0.961	300,000	400,000	31.03.2026	300,000
04.04.2019 (A)	2	800,000	2.2	2.22	0.94	285,048	—	04.04.2026	514,952
27.05.2019 (A)	3	800,000	2.37	2.42	1.034	300,000	300,000	27.05.2026	200,000
28.11.2019 (A)	5	2,100,000	4.157	4.23	1.906	10,000	300,000	28.11.2026	1,790,000
20.01.2020 (A)	20	2,715,000	4.4678	4.91	1.97	—	200,000	20.01.2027	2,515,000
12.04.2020 (A) (F)	1	700,000	4.11	4.15	1.55	—	—	12.04.2027	700,000
17.05.2020 (A)	6	1,100,000	4.85	5.07	1.97	—	200,000	17.05.2027	900,000
23.07.2020 (A)	3	450,000	5.46	5.47	1.98	—	—	23.07.2027	450,000
13.10.2020 (A)	1	1,030,000	6.25	7.01	2.77	—	—	13.10.2027	1,030,000
10.11.2020 (A)	7	1,150,000	6.48	6.63	2.41	—	350,000	10.11.2027	800,000
25/05/2021 (A) (I)	9	1,410,000	6.579	6.69	2.46	—	—	23/05/2028	1,410,000
30/09/2021 (A)(I)	26	6,740,000	6.976	7.18	2.59	—	—	28/09/2028	6,740,000
30/09/2021 (I)	1	600,000	7.09	7.18	2.59	—	—	28/09/2028	600,000
30/09/2021 (G) (I)	4	11,820,000	7.18	7.18	2.59	—	—	28/09/2028	11,820,000
30/09/2021 (H)(I)	5	7,800,000	7.18	7.18	2.59	—	—	28/09/2028	7,800,000
31/10/2021 (A) (I)	1	100,000	7.27	7.8	3.02	—	—	29/10/2028	100,000
Total		101,110,000				25,198,200	5,012,500		70,899,300
The valuation of the options was performed using the binomial model. The calculation of the benefit value included taking into account the share price, the exercise price, the risk-free interest rate and the expected lifetime of the option.
General description of the Company’s options:
In general, and in respect of the description of all of the allocations in this report, the options will be exercised in accordance with the cashless exercise mechanism, as specified in the options plan. Subject to the other terms of the options plan, eligibility will materialize for each of the aforementioned offerees to exercise the options in accordance with the vesting period as follows: 50% of the options will vest 24 months after the grant date, 25% of the options will vest 36 months after the grant date, and 25% of the options will vest 48 months after the grant date. In certain cases different vesting dates were determined, as specified below, and unless stated otherwise, the vesting dates are as stated in this paragraph. The options are subject to standard adjustments in accordance with the options plan, including, inter alia, in case of dividend distribution, and issuance of rights and bonus shares. All option allocations were performed based on the Company’s current options plan. In case of termination of employment, the offeree is given a limited period to exercise vested options only. In cases of termination of employment / activity in circumstances which were defined as severe, the Company will have the possibility to revoke rights.
Details regarding material allocations:
(A) In 2016, 4,000,000 non-marketable and non-transferable options were allocated to each of the entrepreneurs, which are exercisable on a cashless basis, and in total, 12,000,000 options. The vesting period of the options will be distributed over a 4 year period, on a quarterly basis, and began only after the conclusion of the vesting period of the entrepreneurs’ previous options package, from 2013. The options were allocated in practice on August 8, 2016. The exercise price is as specified in the above table.
(B) In 2016 an allocation of 3,000,000 non-marketable and non-transferable options was performed to the Company’s Chairman of the Board as of the grant date, Or Alovitz, which are exercisable on a cashless basis. The vesting period of the options will be distributed over 3 years. The options were granted in practice on August 8, 2016. The exercise price is as specified in the above table.
On August 30, 2018, Or Alovitz ceased serving as a director in the Company, and 1,000,000 unvested options therefore expired.
(C) On September 12, 2018, the Company allocated 3,600,000 non-marketable and non-transferable options to the Company’s Chairman of the Board, Mr. Yair Seroussi, which are exercisable on a cashless basis. The options’ vesting period will be distributed over 4 years, on a quarterly basis. For details regarding the exercise price, see the table presented above.
(D) On September 12, 2018 and October 28, 2018, the Company allocated 9,900,000 non-marketable and non-transferable options to Gilad Yavetz, and 16,020,000 non-marketable and non-transferable options to Zafrir Yoeli and Amit Paz together. Zafrir Yoeli retired from his position with the Company effective September 30, 2022 but remains a director for some of the Company’s subsidiaries.
The options are exercisable on a cashless basis. The options’ vesting period will be distributed over 4 years, whereby 18% of the options will vest one year after the grant date, 25% will vest on a quarterly basis throughout the second year, 30% will vest on a quarterly basis throughout the third year, and 27% will vest on a quarterly basis throughout the fourth year. For details regarding the exercise price, see the above table.
(E) On April 12, 2020, the Company performed a private allocation of 700,000 non-marketable and non-transferable options of the Company to a VP officer. The options are exercisable on a cashless basis. The options’ vesting period will be distributed over 4 years, whereby 50% of the options will vest two years after the grant date, 25% will vest three years after the grant date, and 25% will vest four years after the grant date. For details regarding the exercise price, see the above table.
(F) On September 30, 2021, a the Company performed a private allocation of 11,820,000 non-marketable and non-transferable options of the Company to the three founders: Gilad Yavetz, Zafrir Yoeli and Amit Paz, and to the Chairman of the Board. The options are exercisable on a cashless basis. The options’ vesting period will be distributed over 4 years, whereby 25% of the options will vest one year after the grant date, 25% will vest on a quarterly basis throughout the second year, 25-40% will vest on a quarterly basis throughout the third year, and 10–25% will vest on a quarterly basis throughout the fourth year. For details regarding the exercise price, see the above table.
(G) On September 30, 2021, the Company performed a private allocation of 7,800,000 non-marketable and non-transferable options of the Company to officers who are VP’s in the Company. The options are exercisable on a cashless basis. The options’ vesting period will be distributed over 4 years, whereby 25% of the options will vest one year after the grant date, 25-30% will vest after the second year, 25-35% will vest after the third year, and 10-25% will vest after the fourth year. For details regarding the exercise price, see the above table.
(H) In 2021, options were granted to employees which are exercisable on a cashless basis.

The valuation of the options was performed using the binomial model.
Grant date	25.05.2021	30.09.2021	30.09.2021	30.09.2021	30.09.2021	31.10.2021
Number of options	1,410,000	6,740,000	600,000	1,820,000	7,800,000	100,000
Option value in NIS	2.46	2.59	2.59	2.59	2.59	3.02
Exercise price in NIS	6.579	6.976	7.09	7.18	7.18	7.27
Share price in NIS	6.69	7.18	7.18	7.18	7.18	7.8
Risk-free interest rate	0.9%	0.8%	0.8%	0.8%	0.8%	1%
Standard deviation	34%	34%	34%	34%	34%	34%
Value of options in NIS	3,468,000	17,991,000	1,576,000	30,588,000	20,204,000	325,000
Lifetime of options	7 years
Note 21—Revenues
	For the year ended December 31
	2021	2020
	USD in thousands	USD in thousands
Sale of electricity	83,034	58,464
Operation of facilities	11,275	9,305
Construction services	3,460	1,534
Management or development fees	4,692	1,021
Total	102,461	70,324
Note 22—Cost of Sales
	For the year ended December 31
	2021	2020
	USD in thousands	USD in thousands
Site maintenance	11,937	9,519
Municipal taxes	2,101	1,883
Lease	234	69
Insurance	1,391	965
Payroll, salaries and associated expenses	2,823	860
Expenses associated with facility construction services	3,291	1,434
Total	21,777	14,730
Note 23—Selling, Marketing and Project Promotion Expenses
	For the year ended December 31
	2021	2020
	USD in thousands	USD in thousands
Payroll, salaries and associated expenses	2,212	1,537
Vehicle	40	18
Legal, international marketing and marketing communication	1,365	702
Total	3,617	2,257

Note 24—General and Administrative Expenses
	For the year ended December 31
	2021	2020
	USD in thousands	USD in thousands
Payroll, salaries and associated expenses	8,134	4,696
Vehicle	233	70
Management fees and director fees	739	448
Office and maintenance	965	479
Debentures	126	113
Professional services	2,942	1,912
Depreciation	1,054	641
Others	1,376	659
Total	15,569	9,018
Note 25—Finance Expenses, Net
A. Finance expenses:
	For the year ended December 31
	2021	2020
	USD in thousands	USD in thousands
Interest expenses from project finance loans	15,157	24,067
Interest expenses from corporate Debentures	8,113	8,316
Interest expenses from amortization discounts and revaluation and revaluations related to linkage to indexes	14,274	1,413
Fair value changes of financial instruments measured at fair value through profit or loss	—	656
Liability in respect of contingent consideration arrangement	2,231	219
Loans from non-controlling interests	1,157	1,520
Finance expenses from foreign currency hedging transactions	—	311
Finance expenses in respect of lease liability	1,243	1,087
Exchange differences	2,702	162
Others	1,442	1,036
	46,319	38,787
Amounts capitalized to the cost of qualifying assets	(9,144)	(7,379)
Total	37,175	31,408

B. Finance income:
	For the year ended December 31
	2021	2020
	USD in thousands	USD in thousands
Finance income from contract asset in respect of concession arrangements	24,310	16,176
through profit or loss	3,145	—
Finance income from the revaluation of foreign currency hedge transactions	1,053	—
Finance income from loans which
were given to equity-accounted entities	1,487	1,025
Others	338	13
Total	30,333	17,214
C. Early prepayment fee and transaction costs:
Refinancing of senior debt in projects:
	For the year ended December 31
	2021	2020
	USD in thousands	USD in thousands
Halutziot	—	31,118
Mivtachim	—	8,169
Talmei Bilu	—	10,148
Kramim	—	2,721
Idan	—	1,598
Croatia (Lukovac)	—	2,109
Total refinancing of senior debt in projects	—	55,863
Repayment of Loans from other credit providers:
	For the year ended December 31
	2021	2020
	USD in thousands	USD in thousands
Tlamim	—	3,980
Havatzelet	—	7,751
Total repayment of loans from credit providers and others	—	11,731
Total early prepayment fee and transaction costs	—	67,594
(*) For additional details, see Notes 14(2)A, 14(2)B and 14(3)
Note 26—Leases
Within the framework of the lease agreements, the Group leases the following items:
1. Land;
2. Offices and vehicles.
The Group mostly leases land for the purpose of building renewable energy facilities. The total sum of the right-of-use asset which was recognized in the statement of financial position as of December 31, 2021 in respect of leases amounted to USD 105,250 thousand. The total lease liability which was recognized in the statement of financial position as of December 31, 2021 in respect of land leases amounted to USD 105,646 thousand.
Right-of-use assets
Composition
USD in thousands	Land	offices and vehicles	Total
Balance as of January 1, 2021	79,394	1,571	80,965
Additions	2,453	1,656	4,109
Amortization of right-of-use assets	(3,997)	(591)	(4,588)
Initial consolidation	22,159	—	22,159
Reserve for translation differences	2,468	137	2,605
Balance as of December 31, 2021	102,477	2,773	105,250
Lease liability
Analysis of the repayment dates of the Group’s lease liabilities
USD in thousands	December 31, 2021
Up to one year	(5,686)
One to five years	(25,698)
Over five years	(74,262)
Total	(105,646)
Current maturities of lease liabilities	(5,686)
Long term lease liabilities	(99,960)
(105,646)
USD in thousands	For the year ended December 31, 2021
Effects on the statements of income
Interest expenses in respect of lease liability	(1,243)
Expenses attributed to variable lease payments which were not included in measurement of lease liability	(177)
Depreciation expenses	(2,029)
Total	(3,449)
Note 27—Financial Instruments
A. Financial risk management policy
The Company’s activities expose it to various financial risks, as specified below. The Group’s overall risk management policy focuses on activities to minimize possible negative effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge against certain risk exposures.
The individual responsible for the management of market risks in the Company is the Company’s CFO, who reports to the board of directors and to the financial statements review committee from time to time regarding his activities, in order to reduce the Company’s market risks, and the impact thereof on its operating results.
The Company’s policy is to reduce the various risks to the lowest possible minimum. The Company directs risk management towards economic exposure only if there is a discrepancy between that exposure and the accounting exposure.

The CFO also reports to the required organs in the Company on an ongoing basis regarding the status of the Company’s liquid balances and the balances of its liabilities, and regarding the composition thereof.
The Company’s activities expose it to various financial risks, as follows:
(1) Changes in foreign currency exchange rates
Some of the Company’s costs involved in project construction, finance costs, transactions and revenues are denominated in foreign currency, and the Company is therefore exposed to changes in those exchange rates, which affect the feasibility and profitability of the projects. The Company evaluates and makes use, from time to time, of derivative financial instruments, mostly forward transactions and currency options (hedging transactions”), to hedge its economic exposure to changes in foreign currency exchange rates.
	Project	Amount receivable in transaction currency	Amount payable in transaction currency	Expiration date	Fair value
		Millions	Millions		USD millions
Foreign currency forward contract(1)	Emek HaBacha	EUR5.1	NIS18.3	January 2022	Around (0.1)
Foreign currency forward contracts(1)	Ruach Beresheet	EUR58	NIS220	January–June 2022	Around (5.0)
Purchase of call options, sale of put options and purchase of exotic call options(2)	Investment in subsidiaries	EUR92	NIS354.7	July 2022	Around 10.0
Purchase of call options and sale of put options(1)	Storage	USD137.1	NIS441.3	January–October 2022	Around (3.7)
Purchase of call options and sale of put options(1)	Investment in subsidiary	USD43.2	NIS135.2	January 2022	Around (0.1)
(1) Hedging transaction to hedge against the EUR/NIS exchange rate and the USD/NIS exchange rate, based on the schedule of payments to the EPC contractor.
(2) The Company has exposure to foreign currency due to the net investment in subsidiaries whose functional currencies are the EUR, due to changes in the EUR/NIS exchange rate. The risk which is hedged in the net investment hedge is the risk of the weakening of the EUR/NIS exchange rate, which would lead to a decrease in the carrying value of the net investment at the subsidiaries.
The transactions are intended as instruments to hedge against changes in the value of the net investment which are attributed to changes in the exchange rates. For the purpose of evaluating the effectiveness of the hedge, the Company determines the economic link between the hedging instruments and the hedged items by comparing the changes in the hedge transaction’s carrying value to changes in the foreign operation, due to changes in the exchange rate (the offsetting method).
Presented below is a sensitivity analysis which includes current balances of monetary items denominated in foreign currency, and which adjusts the translation thereof at the end of the period, to changes in the foreign currency exchange rate. The sensitivity analysis also includes loans to foreign operations in the Group which are denominated in a currency other than the currency of the lender or the borrower, which do not constitute a part of the net investment in the foreign operation.
Had the Company’s functional currency gained 5% vs. the EUR, with all other variables remaining constant, pre-tax profit for the years ended December 31, 2021 and 2020 would have decreased by approximately NIS 3.2 million and approximately NIS 5.3 million, respectively. Had the EUR gained 5% vs. the HRK, with all other variables remaining constant, pre-tax profit for the years ended December 31, 2021 and December 31, 2020 would have decreased by approximately NIS 4.2 million and approximately NIS 5.4 million, respectively.
The Company is also exposed to the equity in respect of its share in consolidated companies with a different functional currency from the Company’s functional currency. This exposure is carried to other comprehensive income.
Had the Company’s functional currency gained 5% vs. the EUR, with all other variables remaining constant, equity as of December 31, 2021 and December 31, 2020 would have decreased by approximately NIS 89.3 million and approximately NIS 59.9 million, respectively. Had the Company’s functional currency gained 5% vs. the HRK, with all other variables remaining constant, equity as of December 31, 2021 and December 31, 2020 would have decreased by approximately NIS 1.5 million and approximately NIS 1.1 million, respectively. Had the Company’s functional currency gained 5% vs. the HF, with all other variables remaining constant, equity as of December 31, 2021 and December 31, 2020 would have decreased by approximately NIS 0.8 million and approximately NIS 0.7 million, respectively. Additionally, had the Company’s functional currency gained 5% vs. the USD, with all other variables remaining constant, equity as of December 31, 2021 and December 31, 2020 would have decreased by approximately NIS 31.8 million.
(2) Change in index
Consolidated entities in Israel have revenues from electricity which are determined according to a tariff which is updated once per year in accordance with the consumer price index. On the other hand, loans taken out by consolidated entities were made, as much as possible, with the same linkage as the linkage to the electricity tariff. The Company also extended loans to entities which it owns, which are linked to the consumer price index.
Had the CPI increased by an additional 2%, with all other variables remaining constant, pre-tax profit for the years ended December 31, 2021 and 2020 would have decreased by approximately NIS 4.4 million and increased by approximately NIS 5.1 million, respectively. Had the CPI decreased by an additional 2%, with all other variables remaining constant, pre-tax profit for the years ended December 31, 2021 and 2020 would have increased by approximately NIS 4.1 million and decreased by approximately NIS 15 million, respectively. The difference in the impact on pre-tax profit due to the CPI’s increase, according to the CPI’s decrease, was due to the fact that the CPI-linked loan agreements vis-à-vis banks have a lower bound for the CPI (according to the base index), while the impact of changes in the CPI on the electricity tariff, which was reflected in the measurement of contract assets in respect of concession arrangements, was unlimited.

B. Financial risk factors
(1) Presented below is an analysis of financial instruments by linkage bases and currency types
	As of December 31, 2021
	Linked to the EUR	Linked to the USD	Linked to the HRK	Linked to the HUF	Linked to the CPI	Unlinked	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Current assets:
Cash and cash equivalents	54,293	1,837	25,394	1,946	—	182,463	265,933
Restricted cash	17,058	—	—	—	—	18,121	35,179
Financial assets measured at fair value through profit or loss	—	515	—	—	14,506	24,343	39,364
Trade receivables	11,521	1,752	635	133	—	3,859	17,900
Other receivables	2,607	—	40	—	456	1,855	4,958
Other short term financial assets	—	—	—	—	—	9,999	9,999
	85,479	4,104	26,069	2,079	14,962	240,640	373,333
Non-current assets:
Restricted cash	11,989	—	—	1,917	—	7,462	21,368
Long term receivables	5,247	—	—	—	—	—	5,247
Financial assets measured at fair value through profit or loss	28,682	—	—	—	—	—	28,682
Loans to equity-accounted entities	874	—	—	—	24,200	1,190	26,264
Other financial assets	3,852	—	—	3,605	6,105	—	13,561
	50,644	—	—	5,522	30,305	8,652	95,122
Current liabilities:
Credit and current maturities in respect of loans from banking corporations and other financial institutions	(28,032)	—	(1,639)	(1,596)	(30,555)	—	(61,822)
Trade payables	(21,576)	(1,453)	(275)	(5)	—	(4,108)	(27,417)
Other payables	(27,552)	(3,887)	(134)	(200)	(858)	(18,687)	(51,318)
Current maturities in respect of Debentures	—	—	—	—	—	(17,914)	(17,914)
Current maturities of lease liability	(1,039)	—	—	(82)	(4,521)	(44)	(5,686)
Financial liabilities measured at fair value through profit or loss	—	(14,567)	—	—	—	—	(14,567)
	(78,199)	(19,907)	(2,048)	(1,883)	(35,934)	(40,753)	(178,724)
Non-current liabilities:
Debentures	—	—	—	—	—	(286,656)	(286,656)
Convertible Debentures	—	—	—	—	—	(100,995)	(100,995)
Loans from banking corporations and other financial institutions	(381,552)	—	(16,945)	(38,730)	(731,342)	—	(1,168,569)
Loans from non-controlling interests	(62,841)	—	—	—	—	(15,272)	(78,113)
Lease liability	(35,385)	—	—	(1,180)	(62,989)	(406)	(99,960)
Other long term payables	(1,132)	—	—	—	—	—	(1,132)
Other financial liabilities	(38,742)	(74,996)	(5,452)	—	(2,956)	—	(122,146)
	(519,653)	(74,996)	(22,397)	(39,910)	(797,287)	(403,329)	(1,857,571)
Total assets (liabilities), net	(461,729)	(90,799)	1,624	(34,191)	(787,953)	(194,792)	(1,567,841)

	As of December 31, 2020
	Linked to the EUR	Linked to the USD	Linked to the HRK	Linked to the HUF	Linked to the CPI	Unlinked	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Current assets:
Cash and cash equivalents	24,180	1,724	77	2,086	—	71,262	99,330
Restricted cash	47,647	—	—	732	—	39,384	87,763
Financial assets measured at fair value through profit or loss	—	649	—	—	11,663	20,196	32,509
Trade receivables	5,835	1,559	—	110	—	3,914	11,419
Other receivables	2,531	249	—	—	—	4,965	7,745
	80,193	4,181	77	2,928	11,663	139,721	238,765
Non-current assets:
Restricted cash	13,011	—	—	2,075	—	4,645	19,731
Long term receivables	—	—	—	20	—	—	20
Financial assets measured at fair value through profit or loss	10,115	—	—	—	—	—	10,115
Loans to equity-accounted entities	25,829	—	—	—	17,095	793	43,717
	48,955	—	—	2,095	17,095	5,438	73,583
Current liabilities:
Credit and current maturities in respect of loans from banking corporations and other financial institutions	(21,620)	—	(1,720)	(1,077)	(180,923)	(2,953)	(208,293)
Trade payables	(2,193)	(61)	(519)	(87)	—	(5,100)	(7,960)
Other payables	(9,045)	—	(303)	(236)	(146)	(64,921)	(74,651)
Current maturities in respect of debentures	—	—	—	—	—	(17,329)	(17,329)
Current maturities of lease liability	(156)	—	—	(86)	(5,320)	(43)	(5,605)
Current maturities in respect of loans from non-controlling interests	(5,433)	—	—	—	—	—	(5,433)
	(38,447)	(61)	(2,542)	(1,486)	(186,389)	(90,347)	(319,271)
Non-current liabilities:
Debentures	—	—	—	—	—	(186,777)	(186,777)
Loans from banking corporations and other financial institutions	(298,469)	—	(20,133)	(44,069)	(269,473)	—	(632,144)
Loans from non-controlling interests	(26,691)	—	—	—	—	(14,117)	(40,808)
Lease liability	(14,211)	—	—	(1,272)	(58,226)	(416)	(74,124)
Other long term payables	(2,453)	—	—	—	—	—	(2,453)
Other financial liabilities	(17,859)	—	(5,853)	(5,676)	(2,949)	(1,581)	(33,919)
	(359,683)	—	(25,986)	(51,017)	(330,648)	(202,891)	(970,226)
Total assets (liabilities), net	(268,982)	(4,120)	(28,451)	(47,479)	(488,279)	(148,078)	(977,149)

(2) Interest rate risk
Change in interest rates
Interest rate risk is due to loans bearing variable interest rates, which expose the Company to cash flow risk.
The following table presents the carrying values of financial instruments which are exposed to cash flow risks in respect of interest rate changes, and are not hedged in interest rate swap transactions:
USD in thousands
As of December 31, 2021:
Prime-linked bank deposits	144,751
Euribor-linked credit from banking corporations(*)	(3,156)
Euribor-linked loan from banking corporation	(1,259)
As of December 31, 2020:
Euribor-linked loan from banking corporation	(1,467)
(*) As of December 31, 2021, project companies in the construction stage in Spain, Kosovo and Sweden have short term loans in respect of value added tax payments which are linked to the Euribor interest rate. Interest expenses during the construction period are capitalized to the cost of the facility, and have no impact on the Company’s results.
The possible impact due to changes in the Prime and Euribor interest rates are immaterial to the Company.
Interest rate swaps:
Through interest rate swaps, the Group engages in contracts to swap the differences between the amounts of fixed and variable interest rates, which are calculated in respect of agreed-upon stated principal amounts. These contracts allow the Group to reduce the cash flow exposure of debt issued at variable interest. The fair value of the interest rate swaps at the end of the reporting period is determined by discounting the future cash flows using the yield curves at the end of the reporting period, and the credit risk in the contract.
All interest rate swaps which replace variable interest rates with fixed interest rates are intended to hedge cash flows in order to reduce the Group’s exposure to cash flows from variable interest rates on loans. For details regarding the Group’s accounting policy regarding cash flow hedging, see Note 2P(3)(A).
The following table specifies the interest rate swap contracts which were designated as hedging instruments, which exist as of the end of the reporting period:
	Interest rates		Par value	Repayment date	Carrying value
Hedged contract	Original	After hedging	EUR in thousands	Final	USD in thousands
Loan to finance the Lukovac project	3 month Euribor	0.75%	23,096	31/03/2031	(909)
Loan to finance the Picasso project	3 month Euribor	1.08%	44,857	31/03/2039	767
Loan to finance the Gecama project	6 month Euribor	0.147%	152,000	30/06/2035	3,085
Loan to finance the Raaba and Meg projects	3 month Bubor	1.445%–3.7%	36,492	31/12/2030	3,605
Loan to finance the Bjorn project	6 month Euribor	0.526%	165,639	31/12/2040	(1,719)
During the years 2021 and 2020, profit (loss) net of tax in the amount of USD 17,823 thousand and USD (3,881) thousand, respectively, were recognized under other comprehensive income, in respect of the effectiveness of the cash flow hedge as a hedge against the cash flow risk in respect of interest rates.

(3) Credit risk
Credit risk refers to the risk that the counterparty will not fulfill its contractual obligations, and will cause the Group to incur financial loss. Upon the initial engagement, the Group estimates the quality of the credit which is given to the customer. The restrictions which are attributed to the Group’s customers are evaluated once per year, or more frequently, based on new information which has been received, and on its fulfillment of previous debt payments.
The Group measures the credit loss provision in respect of trade receivables according to the probability of insolvency throughout the instrument’s entire lifetime, and for contract assets in respect of concession arrangements (see Note 9) according to the probability of insolvency during the coming 12 months. In light of the fact that the Company’s customers are large, financially strong entities, mostly with regulatory support, the probability of insolvency is low, and the Company believes that the expected credit losses in respect of them are insignificant.
(4) Liquidity risk
The cash flow forecast is prepared by the Company’s finance department, both on the level of the various entities in the Group, and in consolidated terms. The finance department evaluates current forecasts of liquidity requirements in the Group in order to verify that sufficient cash is available for operating requirements, and while ensuring that the Company does not deviate from the credit facilities and financial covenants in respect of its credit facilities.
The Group’s forecasts take into account several factors, such as financing sources for expected investments and for debt service, which include, inter alia, cash flows from operating activities and from the realization of projects which the Company owns, and raisings of equity and debt which include, inter alia, rights issues, long-term loans and debentures. The Group’s forecasts also take into account the fulfillment of obligatory financial covenants, the fulfillment of certain liquidity ratio targets, and the fulfillment of external requirements such as laws or regulations, when relevant.
The cash surplus which is held by the Group’s entities, which are not required in order to finance the activity as part of working capital, are invested in stable investment channels such as fixed period deposits, and other stable channels. These investment channels are chosen according to the desired repayment period, or according to their liquidity, such that the Group has sufficient cash balances, in accordance with the foregoing forecasts.
Presented below are details regarding the Company’s liabilities and assets segmented by repayment years, except for current items in the statement of financial position, such as trade and other payables, trade and other receivables, which are expected to be repaid according to their carrying values during the coming year:
	As of December 31, 2021(**)
	2022	2023	2024	2025	2026	After 2026	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Restricted cash	550	—	—	—	—	21,368	21,918
Loans to non-controlling interests	514	513	512	510	508	4,429	6,986
	1,064	513	512	510	508	25,797	28,904
Loans from non-controlling interests	(233)	(3,857)	(23,373)	(2,906)	(2,914)	(44,803)	(78,086)
Debentures(*)	(27,460)	(26,819)	(26,181)	(47,174)	(102,775)	(247,678)	(478,087)
Other financial liabilities	(453)	(450)	(447)	(426)	(367)	(32,232)	(34,375)
Lease liability	(5,686)	(6,316)	(8,103)	(7,667)	(7,568)	(74,262)	(109,602)
Credit and loans from banking corporations and other financial institutions(*)	(73,341)	(80,532)	(85,384)	(85,170)	(81,798)	(841,122)	(1,247,347)
	(107,173)	(117,974)	(143,488)	(143,343)	(195,422)	(1,240,097)	(1,947,497)

(*) The above figures are presented according to their par values on the repayment date, including unaccrued interest, linked to the CPI / exchange rate as of the balance sheet date.
(**) The Company has commitments in power purchase agreements for periods ranging from 12 to 23 years, which are not reflected in the Company’s statement of financial position.
C. Fair value
(1) Details of assets and liabilities which are measured in the statement of financial position at fair value:
For the purpose of measuring the fair value of assets or liabilities, the Group classifies them according to a hierarchy which includes the following three levels:
–
Level 1:   Quoted (unadjusted) prices in active markets for identical properties or identical liabilities as those to which the entity has access on the measurement date.

–
Level 2:   Inputs, except for quoted prices which are included in level 1, which are observable in respect of the asset or liability, directly or indirectly.

–
Level 3:   Unobservable inputs in respect of the asset or liability.

The classification of assets or liabilities which are measured at fair value is based on the lowest level at which significant use was made for the purpose of measuring the fair value of the asset or liability, in their entirety.
Presented below are details regarding the Group’s assets and liabilities which are measured in the Company’s statement of financial position at fair value periodically, in accordance with their measurement levels.
As of December 31, 2021:
	Level 1	Level 2	Level 3	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Financial liabilities at fair value:
Financial assets measured at fair value through profit or loss	39,364	—	—	39,364
Contracts in respect of forward transactions	—	9,998	—	9,998
Interest rate swaps	—	7,457	—	7,457
Non-marketable shares measured at fair value through profit or loss	—	—	28,682	28,682
Financial liabilities at fair value:
Interest rate swaps	—	(2,627)	—	(2,627)
Contracts in respect of forward transactions	—	(8,831)	—	(8,831)
Transactions to peg electricity prices swap (CFD differences contract)	—	(31,352)	—	(31,352)
Performance-based (“earn out”) contingent consideration (“Earn Out”), see Note 8A(1)	—	—	(61,362)	(61,362)

As of December 31, 2020:
	Level 1	Level 2	Level 3	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Financial liabilities at fair value:
Financial assets measured at fair value through profit or loss	32,509	—	—	32,509
Financial liabilities at fair value:
Interest rate swaps	—	(14,525)	—	(14,525)
Contracts in respect of forward transactions	—	(3,038)	—	(3,038)
(2) Fair value of items which are not measured at fair value in the statement of financial position:
Except as specified in the following table, the Company believes that the carrying value of items which are not measured at fair value, including loans from non-controlling interests, is approximately identical to their fair value.
		Carrying value		Fair value
	Fair value level	As of December 31		As of December 31
		2021	2020	2021	2020
		USD in thousands	USD in thousands	USD in thousands	USD in thousands
Debentures	Level 1	408,771	206,527	442,815	219,953
Loans from banking corporations and other financial institutions(1)	Level 3	355,808	406,403	411,456	463,779
Liability in respect of deferred consideration arrangement(1)	Level 3	3,123	3,096	5,219	4,092
(1) Fair value is determined according to the present value of future cash flows, discounted by an interest rate which reflects, according to the assessment of management, the change in the credit margin and risk level which occurred during the period.
D. Other financial liabilities
	December 31 2021	December 31 2020
	USD in thousands	USD in thousands
Current
Contracts in respect of forward transactions	8,923	1,457
Interest rate swaps	4,219	—
Electricity price exchange contracts	14,461	—
Contingent payments based on achievement of milestones (“earn out”)(1)	14,566	—
	42,169	1,457
Non-current
Contracts in respect of forward transactions	—	1,582
Contingent payments based on achievement of milestones (“earn out”) as well as the founder’s put option(1)	74,996	—
Interest rate swaps	2,627	14,525
Electricity price exchange contracts	12,673	—
Liability in respect of deferred consideration arrangement(2)	2,956	2,949
	93,252	19,056
(1) For additional details, see Note 8A(1).
(2) The Company has liabilities in respect of deferred consideration arrangements for initiation services which were provided by some of the towns in Halutziot project. In exchange for the initiation services, those towns are entitled to a percentage of the distributable free cash flows, as defined in the agreement. The balance of the liability in respect of the deferred consideration arrangement including current maturities (see also Note 13), as of December 31, 2021 and 2020, amounted to USD 3,007 thousand and USD 2,896 thousand, respectively.

Note 28—Operating Segments
A. General
Operating segments are identified based on the internal reports regarding the components of the Company, which are routinely reviewed by the Group’s Chief Operational Decision Maker for the purpose of allocating resource and assessing the performance of operating segments. The set of reports which are submitted to the Group’s Chief Operating Decision Maker, for the purpose of allocating resources and assessing the performance of operating resources, is based on an evaluation of certain solar power systems located in Israel as fixed asset items, which generate electricity revenues, and not as a contract asset under concession arrangement.
Presented below are details regarding the Company’s operating segments, in accordance with IFRS 8:
Israel segment	—	Produces its revenue from the sale of the electricity which is produced through solar energy in Israel, from power purchase agreements at fixed tariffs over extended periods.
Central-Eastern Europe segment	—	Produces its revenue from the sale of the electricity which is produced through wind energy and solar energy in countries of Central-Eastern Europe, mostly at fixed tariffs over extended periods.
Western Europe segment	—	Produces its revenue from the sale of the electricity which is produced through wind energy in countries of Western Europe, mostly at prices determined in the free market (willing buyer to willing seller).
Management and construction segment	—	Produces its revenue from the provision of management services to projects in stages of development, construction or operation, and from the provision of construction services for projects which are fully or partially owned by the Company.
The results of the segments are measured based on the Company’s segment adjusted EBITDA which is the Operating Profit adjusted to add the Financial Asset repayments, depreciation and amortization, U.S. acquisition expense, and share-based compensation expenses attributed to the Company’s reportable segments.
B. Segmental revenues and results
	For the year ended December 31, 2021
	Israel	Central- Eastern Europe	Western Europe	Management and construction	Adjustments	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Proceeds from the sale of electricity	51,776	61,326	14,064	8,152	—	135,318
Intercompany management and construction services revenues	—	—	—	10,894	(10,894)	—
Segments Revenues	51,776	61,326	14,064	19,046	(10,894)	135,318
Reconciliation—proceeds from sale of electricity recognized as repayment of contract asset under concession arrangement	(32,857)	—	—	—	—	(32,857)
Total Reportable Revenues	18,919	61,326	14,064	19,046	(10,894)	102,461
Segment Adjusted EBITDA	44,549	51,610	11,183	6,623	(14,897)(*)	99,068

	For the year ended December 31, 2021
	Israel	Central- Eastern Europe	Western Europe	Management and construction	Adjustments	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Reconciliations of unallocated amounts:
Repayment of contract asset under concession arrangements						(32,857)
Depreciation and amortization and share based compensation						(24,480)
U.S. acquisition expense						(7,331)
Operating profit						34,400
Finance income						30,333
Finance expenses						(37,175)
Share of loss of equity accounted investees						(189)
Profit before income taxes						27,369
(*) The adjustments consist of USD 2.8 million profit elimination related to the management and construction segment and USD 12.1 million of headquarters cost, such as general and administrative, project promotion and project development expenses.
	For the year ended December 31, 2020
	Israel	Central- Eastern Europe	Western Europe	Management and construction	Adjustments	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Proceeds from the sale of electricity	48,119	48,286	2,613	2,556	—	101,574
Intercompany management and construction services revenues	—	—	—	10,864	(10,864)	—
Segments Revenues	48,119	48,286	2,613	13,420	(10,864)	101,574
Reconciliation-proceeds from sale of electricity recognized as repayment of contract asset under concession arrangement	(31,250)	—	—	—	—	(31,250)
Total Reportable Revenues	16,869	48,286	2,613	13,420	(10,864)	70,324
Segment Adjusted EBITDA	40,722	40,317	1,222	3,693	(8,210)(*)	77,744
Reconciliations of unallocated amounts:
Repayment of contract asset under concession arrangements						(31,250)
Depreciation and amortization and share based compensation						(18,120)
Operating profit						28,374
Finance income						17,214
Finance expenses						(31,408)
Early prepayment fee						(67,594)
Share of loss of equity accounted investees						26
Profit before income taxes						(53,388)
(*) The Adjustments consist of USD 1 million profit elimination related to the management and construction segment and USD 7 million of headquarters cost, such as general and administrative, project promotion and project development expenses.

Note 29—Balances and transactions with interested parties and related parties
A. Compensation, benefits and transactions with other interested parties and related parties:
	For the year ended December 31
	2021	2020
	NIS in thousands	NIS in thousands
Compensation and benefits which were given to interested parties and related parties:
Payroll and related expenses to interested parties employed in the Company	2,071	1,728
Granting of options to interested parties employed in the Company	2,961	2,104
Number of people to whom the benefit applies	1	1
Compensation for directors who are not employed in the Company	1,819	1,280
Number of people to whom the benefit applies	7	6
Granting of options to directors who are not employed in the Company	844	658
Number of people to whom the benefit applies	1	1
B. Engagements with interested parties and Related parties
Executive compensation subjects:
The terms of tenure and employment of the Company’s officers are determined in accordance with the Company’s compensation policy, as approved by the general meeting of the Company’s shareholders.
The terms for officers are according to the standard industry practice, and in accordance with the Company’s compensation policy, whereby the salary components of the Company’s officers include salary, variable compensation targets signifying entitlement to annual bonuses, options, social benefits, etc.
Presented below are several main subjects pertaining to the Company’s CEO and Chairman of the Board:
(1) Gilad Yavetz (“Gilad”):
In the Company’s annual meeting in August 2021 (the “2021 Meeting”), A progressive salary program was approved for Gilad (the following also reflects the salary during the entire reporting year):
Relevant year	Updated base salary (NIS)	Number of annual bonus salaries subject to the fulfillment of targets which will be determined according to the Company’s compensation policy*
2021 (effective beginning from the date of the meeting’s approval)	86,600**	6
2021—Additional special compensation in respect of the closing of the Clēnera transaction—USA	150,000	Non-recurring
2022	95,000	8
2023	105,000	9
* The bonus amount may reach a level of 125% (i.e., above the foregoing salaries limit), subject to excellence targets which will be defined.
** Represents the average salary for 2021.
Gilad’s salary components also include, in addition to the foregoing, vehicle components, social benefits, reimbursement of expenses, advance notice / adjustment fees, etc., according to the standard practice, and in accordance with the Company’s compensation policy.
Grant of options, Gilad:
In 2018, a grant of options was approved for Gilad in the amount of 9,900,000 options, in accordance with the following terms. The options were allocated trough the capital gains track through a trustee, in accordance with section 102 of the Income Tax Ordinance. The exercise price of the options was determined proximate to the actual grant date o the options (which was done shortly after receiving approval from the stock exchange), according to the Company’s average share price during the 30 trading days preceding the grant date, plus a premium of 5%. The exercise price is not linked to the consumer price index. For additional details, see Note 20. The grant was performed on September 12, 2018.
The granting of options which are exercisable on a cashless basis was performed through a capital gains track, subject to the provisions of section 102 of the Ordinance, and the Income Tax Rules (Tax Expedients Upon Allocation of Shares to Employees), 5763-2003. The exercise price of the options was determined according to the Company’s average share price during the 30 trading days preceding the grant date, plus a premium of 5%. The exercise price is not linked to the consumer price index.
The options will vest over a period of 4 years, as follows:
18% of the options vested one year after the grant date. Another 25% of the options will vest equally, on a quarterly basis, during the second year after the grant date. Another 30% of the options will vest equally, on a quarterly basis, during the third year after the grant date; Another 27% of the options will vest equally, on a quarterly basis, during the fourth year after the grant date. The options include an acceleration mechanism in case of a “control” event in the Company. Options may be converted to shares according to the cashless exercise mechanism.
On August 22, 2021, the Company’s special general meeting approved the allocation to Gilad Yavetz of 5,000,000 options, exercisable into up to 5,000,000 ordinary Company shares, at an exercise price of 7.18 per share. The grant was performed on September 30, 2021. See Note F20.
The options will vest over a period of 4 years, as follows: 25% of the options will vest one year after the grant date; Another 25% of the options will vest equally, on a quarterly basis, during the second year after the grant date; Another 40% of the options will vest equally, on a quarterly basis, during the third year after the grant date; Another 10% of the options will vest equally, on a quarterly basis, during the fourth year after the grant date.
Options may be converted to shares according to the cashless exercise mechanism, by which the number of shares which will result from the exercise of the options will be less than the number of converted options. The number of shares on a fully diluted basis is calculated according to the B&S model and/or the binomial model.
Yair Seroussi, Chairman of the Board:
(2) Employment terms of Mr. Yair Seroussi, the Chairman of the Board (“Yair”), as approved in 2019, and which were in effect until August 2021, amounted to annual compensation of NIS 420,000 per year, to be paid in equal monthly payments against invoices.
In the 2021 meeting, the employment terms of Yair were re-approved and updated such that Yair’s annual compensation will amount to a total of NIS 600,000 per year, effective beginning from the date of the meeting’s approval, to be paid in equal monthly payments against invoices (Mr. Seroussi is employed in a 40% position).
Grant of options, Yair:
In accordance with the terms of the Company’s options plan, equity compensation of 3,600,000 non-marketable Company options was approved for Yair (the “Options”). The options were allocated on September 12, 2018 without receiving payment. The grant was performed trough the capital gains track through a trustee, in accordance with section 102 of the Income Tax Ordinance. The exercise price of the options was determined according to the Company’s average share price during the 30 trading days preceding the grant date, plus a premium of 5%. The exercise price is not linked to the consumer price index. The options will vest on a quarterly basis over a period of 16 quarters. Options may be converted to shares according to the cashless exercise mechanism.
Additionally, in the 2021 meeting, and in accordance with terms of the Company’s options plan, additional equity compensation of 1,420,000 non-marketable Company options was approved for Yair (the “Options”). The options were allocated without receiving payment. The grant was performed trough the capital gains track through a trustee, in accordance with section 102 of the Income Tax Ordinance. The options will be held by a trustee, as required in accordance with the provisions of the Income Tax Ordinance. The lock-up period pursuant to the Income Tax Ordinance is two years. The exercise shares will have the same rights, for all intents and purposes, as the rights which are available to the holders of ordinary Company shares. The exercise price of the options was determined according to the Company’s average share price during the 30 trading days preceding the grant date, plus a premium of 2%. The exercise price is not linked to the consumer price index. The options will vest over a period of 4 years, where at the end of the first year after the grant, 25% of the options will vest; 25% additional options will vest on a quarterly basis during the second year after the grant; 25% additional options will vest on a quarterly basis during the third year after the grant; 5% additional options will vest on a quarterly basis during the fourth year after the grant. Options may be converted to shares according to the cashless exercise mechanism, by which the number of shares which will result from the exercise of the options will be less than the number of converted options. The number of shares on a fully diluted basis is calculated according to the B&S model and/or the binomial model.
Note 30—Guarantees, Contingent Liabilities, Engagements and Charges
A. Engagements
(1) Emek HaBacha transaction
In November 2020, the Company engaged in a transaction to increase its stake in Kinetic Energies. According to the transaction outline, the Company acquired, through Shikma, 10.3% of the holdings of Kinetic Energies’ shareholders (the Sellers”), in consideration of a total of approximately NIS 16 million. The transaction was performed after offsetting a loan which was given to the sellers by Ruach Shikma, to complete development and provide the equity required in the financial closing. Upon the closing of the transaction, the Company’s stake in the equity interests of Emek HaBacha project, through concatenation, increased from 36.5% to 41%.
According to the tariff approval which was received, the tariff for sale to the grid of the electricity produced in the facility will be 35.81 agorot per kWh.
On July 8, 2018, the project company signed agreements to finance the project (see also Note 14(2)). Additionally, on the same date, the project company issued capital notes to the parent company and to A.A. Ben Dov Emek HaBacha Ltd., in a total amount of NIS 78,750 thousand and NIS 52,500 thousand, respectively.
Presented below are details regarding the main contractor engagements in connection with the project:
(A) TSA agreement vis-à-vis General Electric for the provision, delivery to the site, lifting and commissioning of the turbines. The contractor provides a performance guarantees according to standard industry practice, as well as a guarantee of the parent company.
(B) BOP agreement vis-à-vis a partnership of Minrav and Nextcom, for the planning and execution of the electrical, communication and civil engineering infrastructure for the project, including the turbine foundations, paving roads and crane surfaces, construction of the collection network and substation, comprehensive acceptance testing of the project, etc. The contractor provides a performance guarantees according to standard industry practice, as well as a guarantee of the parent company. An infrastructure maintenance agreement was also signed for a period of 20 years.
(C) FSA agreement vis-à-vis General Electric, for the performance of maintenance and operation over 20 years, including an undertaking for 95% operational uptime during the first year and 97% from the second year onwards, execution of preventive and corrective maintenance for the turbines, including the provision of all required replacement parts over 20 years. The contractor will provide guarantees according to standard industry practice.
All of the agreements are in a turn key format, and were approved by the lenders. All of the agreements also include a mechanism for liquidated damages in respect of various delays and breaches. The agreements include standard clauses regarding breach and cancellation. All of the agreements also comply with the technical requirements specified in the agreement, and with Israeli law.
On August 9, 2018, approval was received from the Electricity Authority regarding the financial closing and the fulfillment of the conditions to prove it, in accordance with the provisions of the law and the terms of the project’s conditional license.
On December 22, 2020, the Company received from the Electricity Authority tariff approval and confirmation of the fulfillment of all of the conditions for financial closing, in respect of increasing the farm’s capacity by an additional 12.8 megawatts, i.e., from 96 megawatts to a total of approximately 109 megawatts, by installing 4 additional turbines in the farm’s area such that the enlarged farm would include 34 wind turbines (hereinafter: the “Project Expansion”).
According to the approval which was received, the tariff for sale to the power grid in respect of the additional 12.8 megawatts will be 28.19 agorot per kWh, linked to the consumer price index, and accordingly, the weighted tariff for the entire project will be 34.91 agorot per kWh, linked to the consumer price index.
After the balance sheet date, the full commercial operation of the project was completed. For details, see Note 31 (5).
(2) Conditional license—“Yatir”
On August 1, 2019, the Company received notice of a decision to approve a project plan by the district planning and construction committee—southern district (hereinafter: the “District Committee Approval”). The approved plan allows the construction of 10 large wind turbines on agricultural lands in the area of Yatir Forest. An appeal against the district committee’s decision was submitted to the appeals sub-committee of the national planning and construction committee. The sub-committee rejected the main appeals, and on July 20, 2020, the plan was published for entry into effect, and the building permits for the construction of the farm are currently being promoted.
Against the approval of the wind turbine plan in Yatir, and after the Administrative Matters Court of Beer Sheva dismissed petitions which had been filed on the matter, two appeals against the ruling were filed with the Supreme Court. A hearing regarding the appeals has been set for July 27, 2022 at the Supreme Court. Despite the fact that it is not possible to accurately estimate the chances of these petitions, in light of the project’s significant importance, and its significant benefits for the public, and also in light of the comprehensive planning process which was performed, and the fact that most of the petitioners’ arguments have already been presented to the planning institutions, including the highest planning institution, and were rejected—the Company and its advisors believe that it can be assumed, with a high degree of probability, that the petitions will not be accepted.
The project has a conditional production license with a capacity of 42 megawatts, and the Company estimates that the project’s installed capacity, in the first stage, will be around 37 megawatts. The project’s final capacity will be determined once the detailed planning processes and coordination vis-à-vis the electric corporation have been completed.
The Company holds 50.15% (through concatenation) of the project partnership which holds the conditional license. The remaining holdings in the project partnership are held by the Company’s partners of Aviram Group, and by the township Beit Yatir, which exercised the joining option, while the townships Maon and Carmel, with whom the project is being promoted, also have the option to join as partners with non-controlling interests, proximate to the date when tariff approval is received for the project.
(3) Ruach Beresheet wind energy project
On July 28, 2020, the Company fulfilled the conditions for the construction of the Ruach Beresheet project (hereinafter: the “Project”), including the tariff approval, building permits and suspensory conditions for financial closing to finance the project, vis-à-vis a consortium of lenders led by Bank Hapoalim Ltd., and in collaboration with entities from Migdal and Amitim Group (hereinafter, jointly: the “Lenders”), and initiating the commencement of the construction works. The project is located in the Mount Peres region of the Golan Heights, on lands of the following townships: Yonatan, Alonei HaBashan, Ramat Magshimim, Mevo Hema, Natur, Canaf and Avnei Eitan. The project has a conditional license for the production of electricity from wind energy with a capacity of 189 megawatts, according to the arrangement which is in effect.
The Company holds 60% (through concatenation) of the project partnership which holds the conditional license. The remaining stake is held by the Company’s partners of Aviram Group, while the townships which provide the land for the project have the option to join as partners in the minority stake.
The Ruach Beresheet plan has been approved by the National Infrastructure Committee and by the Housing Cabinet, and has received a license and binding connection survey, with a capacity of 189 megawatts.
Financing of senior debt:
In accordance with the series of agreements for financial closing, the financing will be given for the project partnership in a non-recourse project financing framework, at a scope of approximately NIS 1.05 billion, out of the estimated construction cost of around NIS 1.25 billion.
The balance of capital required for the project was provided by the Company and its partner in the project, Aviram Group, according to the ratio of the parties’ holdings in the project (60% and 40%, respectively).
The Company fulfilled all of the suspensory conditions for financial closing, including receipt of tariff approval from the Electricity Authority, stating that the tariff at which the electricity which is produced in the project will be sold for sale to the grid will be 32.08 agorot per kWh, linked to the consumer price index.
For details regarding the main terms of senior debt financing for the project, see Note 14(2) above.
Presented below are details regarding the main contractor engagements in connection with the project:
(A) Agreement with General Electric for the production, provision, delivery to the site, lifting and commissioning of the turbines on the project site. The turbine provider provides performance guarantees according to standard industry practice, as well as a guarantee of the parent company, to secure the performance of his contractual obligations. A 20 year operation and maintenance contract for the series of turbines was also signed. The agreement includes a producer commitment to an uptime rate of 95% in the first year and 97% from the second year onwards, execution of preventive and corrective maintenance for the turbines, including the provision of all the replacement parts and maintenance services which are required for that purpose. The contractor will provide guarantees according to standard industry practice.
(B) BOP agreement vis-à-vis a partnership of Minrav and Nextcom, for the planning and execution of the electrical, communication and civil engineering infrastructure for the project, including the turbine foundations, paving roads and crane surfaces, building the collection network and substations, and comprehensive acceptance testing for the project. The contractor provides a performance guarantees according to standard industry practice, as well as a guarantee of the parent company.
The series of aforementioned infrastructure agreements are in a turn key format, and were approved by the lenders. They also include a mechanism for liquidated damages in respect of various delays and breaches, and standard clauses regarding breach and cancellation.
(4) Wind energy project in Kosovo with a total capacity of approximately 105 megawatts—connection to the power grid and commencement of entitlement to revenue
In March 2018 the Company acquired the interests in a wind energy project in Kosovo, which is in advanced development processes, with a total capacity of approximately 105 megawatts (hereinafter: the “Agreement” and the “Project”).
The wind project in Kosovo is the largest project in Kosovo which has been guaranteed a place in the 150 megawatt quota for wind projects. The Company is in advanced stages of building the project in accordance with an agreement which was signed to supply the wind turbines for the project vis-à-vis General Electric, which will supply and build 27 turbines, with a total capacity of approximately 105 megawatts.
An operation and maintenance agreement was also signed with General Electric, for a period of 15 years, including an option for the Company to extend the agreement by 5 more years. An agreement was also signed for the construction of the electrical and civil engineering infrastructure in the project with Notus, a German contractor with extensive international experience in the electrical and wind farm construction segment.
The total cost of the investment in the project is estimated at a total of approximately EUR 160-170 million, including the project’s construction costs, financing costs and acquisition of interests.
The payment in respect of the project’s purchase was paid according to the following milestones:
(A) A total of EUR 1 million was paid to the sellers in advance, in consideration of the purchase of 50% of the shares of the project company. Most of this amount was intended for the repayment of previous shareholder loans, upon the fulfillment of suspensory conditions which were defined (hereinafter: the “First Payment Date”). The Company also furnished the sellers with a guarantee for the payment of the entire consideration which is owed to them in the transaction.
(B) On the financial closing date, a payment was paid to the sellers in an amount which was determined according to a formula which was agreed upon between the parties (the “Consideration Adjustment Formula”), which is conditional on the project’s expected performance, financing terms and expected construction and operation costs. Against the second payment, the Company received 30% of the shares of the project company, and reached a stake of 80%.
(C) On the date of the project’s commercial operation the balance of consideration will be paid to the sellers according to the consideration adjustment formula, and against that payment, the Company’s stake in the project company will increase to 100%.
In December 2019, the Company completed financial closing to finance the project in Kosovo, see also Note 14(2).
Agreement regarding joint investment in the project with Phoenix Group:
The project company is held, through concatenation, by a partnership which was established (hereinafter: the “Power of the Danube”) with Phoenix Group, for investment in the project. The limited partners in the partnership are the Company, which holds 60% of the partnership’s capital, and institutional entities of Phoenix Group, which hold 40% of the partnership’s capital. The Company also holds 100% of the interests in the general partner which manages the partnership.
The general partner has the exclusive authority to manage the partnership and perform all actions necessary for the promotion and realization of the project, and is entitled to compensation within the framework of its duties, including which will be based on the total amounts invested in the partnership’s capital, initiation fees in respect of the initiation and development services for the project, and success fees in which it will receive a certain percentage of the distributions to partners, above a minimum annual return.
On July 27, 2021, the Company received approval from the authorities in Kosovo for the electrification of the project and the commencement of sale of the electricity which is produced during the run-in tests.
In accordance with the project’s PPA, during the run-in period, which has begun, as stated above, and until the approval of full commercial operation in respect of each section, the project will be entitled to revenue in respect of the produced electricity at 60% of the full electricity production tariff, in accordance with the PPA. In the fourth quarter of 2021 all of the approvals for full commercial operation were received in respect of 2 of the 3 sections of the farm, as well as eligibility for a full tariff.
After the balance sheet date, approval was received from the Energy Regulatory Office (ERO) in Kosovo, for the full commercial operation all sections of the farm. For additional details, see Note 31 (3)

(5) Wind energy project in Spain at a scope of approximately 329 megawatts—Gecama project
On July 5, 2018, the Company signed an agreement to acquire all of the interests in the Gecama project, which is in advanced development processes, with a total capacity of approximately 329 megawatts (hereinafter: the “Project”).
The project is located in the Castilla-La Mancha region of Spain.
In September 2020, the final building permits which are required for the construction of the project were received, including administrative authorization for construction from the Spanish Ministry of Energy, as well as the permits for the execution of the construction works from the 11 local authorities in whose areas the project is planned, including the regulation of all land rights, both in the area of the turbine farm, and along the power transmission line which will be built as part of the project. Additionally, the construction works have fully begun, and work commencement orders have been issued to the turbine provider and to the contractors.
An agreement for the provision of the wind turbines has been signed vis-à-vis Nordex SE, a public company listed on the Frankfurt Stock Exchange, which will provide turbines with a total capacity of approximately 329 megawatts. A 20 year operation and maintenance contract was also signed vis-à-vis Nordex SE. The agreement includes a producer commitment to a high uptime rate, and the provision of all the replacement parts and maintenance services which are required for that purpose. Additionally, a construction agreement was signed in respect of electrical infrastructure and civil engineering for the project with Elecnor Ltd., for the construction of the wind farm.
On June 21, 2020, the Company completed the financial closing to finance the project vis-à-vis two of the five largest banks in Spain, Banco de Sabadell and -Bankia (hereinafter, jointly: the “Creditors”).
For details regarding the main terms of senior debt financing for the project, see Note 14(2) above.
Agreement regarding joint investment in the project with Phoenix Group and Menorah Group:
On January 28, 2020, the Company reported completion of negotiations and the signing of a partnership agreement regarding investment in the project with Phoenix Group and Menorah Group, as specified below:
1. The managing general partner of the partnership is a limited liability company wholly owned by the Company. The limited partners in the partnership are the Company, which will hold a 72% of the partnership’s capital, institutional entities of Phoenix Group, which will hold 14.7% of the partnership’s capital, and institutional entities of Menorah Group, which will hold 13.3% of the partnership’s capital.
2. The limited partners invested in the partnership a total sum which is estimated at approximately EUR 172 million (the Company’s share is approximately EUR 124 million; the share of Phoenix Group is approximately EUR 25 million; and the share of Menorah Group is approximately EUR 23 million), which will serve as the equity component required for the construction of the project.
3. The general partner is the partnership manager, and performs all actions required to promote and realize the project. As part of its responsibilities, it will be entitled to compensation, including management fees which will be based on the total amounts invested in the partnership’s capital, initiation fees in respect of the initiation and development services for the project, and success fees in which it will receive a certain percentage of the distributions to partners, above a minimum annual return. The partnership agreement included standard rights for Phoenix Group and Menorah Group, which afford it protections as the minority interests.
Signing of transaction to hedge the price of electricity
On October 31, the Company completed the signing of a transaction to hedge electricity prices in respect of the Gecama wind project in Spain, with a capacity of approximately 329 megawatts (hereinafter: the “Project”), as follows:

1. In light of the high levels of European electricity prices proximate to the signing date, and in light of the high marketability of electricity, the Company decided to hedge a weighted total of approximately 36% of the electricity which will be produced in the project until the end of 2023. The total hedge period of 15 months will begin in October 2022.
2. Accordingly, the Company, through a corporation under its control, executed a hedge in a CFD (Contract for Difference) format with a leading European energy infrastructure company, with a credit rating of BBB (hereinafter: the “Hedge Provider”).
3. The hedge transaction was executed according to a weighted average price of EUR 76.09 per megawatt hours over the hedge period, according to the project’s weighted production forecast until the end of 2023.
4. The CFD outline fixed the price of electricity which will be sold, in respect of the amount which was hedged at a fixed price, and on average in the transaction, and as stated above, amounts to a weighted average of EUR 76.09 per produced megawatt hour. The CFD mechanism determines that if the market price falls below the price which was determined in the hedge agreement, the hedge provider will pay to the Company the difference between the market price, and the price which was determined in the hedge transaction. In case the market price is higher than the determined price, the Company will pay to the hedge provider the difference between the market price and the determined price.
5. As part of the hedge transaction, according to the standard practice in the field, the Company provided to the hedge provider a limited guarantee to secure the payment of its liabilities.
In November, another hedge transaction was signed to hedge the electricity prices in the project with the same European energy infrastructure company. Therefore, the total weighted scope of the hedge is approximately 50.4% of total electricity produced in the project until the end of 2023. And at a weighted average price of EUR 75.56 per megawatt hour.
In December another hedge transaction was signed to hedge electricity prices in the project, with the same European energy infrastructure company. Therefore, the total weighted scope of the hedge is approximately 55.3% of total electricity produced in the project until the end of 2023. And at a weighted average price of EUR 86.63 per megawatt hour.
After the balance sheet date, the Company commencement of commercial operation and sale of electricity. For details, see Note 31(8).
(6) Wind energy project in Sweden at a scope of approximately 113 megawatts—Picasso project—full commercial operation
On May 29, 2019, the Company reported the signing of a series of agreements regarding investment in and construction of a wind energy project in Sweden, with a total capacity of approximately 113 megawatts (hereinafter: the “Project” or the “Picasso Project”).
The Picasso project is located in south Sweden, and includes 27 wind turbines with a capacity of approximately 4.2 megawatts each, and in total, approximately 113 megawatts.
Together with the signing of the purchase agreements, the Company signed (through the project company) a series of agreements ice the construction, management and operation of the project, including, inter alia, a turbine supply agreement (TSA), and a 30 year turbine maintenance and operation agreement vis-à-vis the Danish company Vestas, the world’s leading turbine producer in terms of market share.
Additionally, the main BOP (balance of plant) agreement for the construction of the facility was signed with a local contractor company, and agreements were also signed vis-à-vis the sellers, under market conditions, for the provision of management services for the construction of the project, and for the operating period.
Additionally, on December 12, 2019, the Company signed financial closing agreements to finance the project with Hamburg Commercial Bank, a German bank specializing in renewable energy projects in Northern Europe. For additional details, see Note 14(2).

Power purchase agreement (PPA):
The Company engaged with a large European energy infrastructure company in a PPA under which the Company will sell half of the electricity that is produced in the project, for a period of 12 years, at a fixed tariff. The remaining produced electricity will be sold at market conditions on the Nord Pool, an electricity trading market in Europe, whose members include, inter alia, the Nordic countries, Germany, Great Britain and Baltic countries.
Agreement regarding joint investment in the project with Menorah Group:
The Company signed a partnership agreement with Menorah Mivtachim Insurance Ltd., Shomera Insurance Company Ltd. and Menorah Mivtachim Pension and Provident Funds Ltd. (hereinafter, jointly: “Menorah”), to perform the investment in the equity which is required for the construction of the project, in an arrangement which will include excess consideration for the Company in respect of the initiation and management of the transaction, and an arrangement regarding success fees, upon the materialization of return scenarios which were defined, as described below. The partnership which was formed holds (through concatenation) the project company, whereby the Company’s share is approximately 69% of the partnership’s capital, and Menorah’s share is approximately 31% of the partnership’s capital. The Company also holds 100% of the interests in the general partner which manages the foregoing partnership. The limited partners invested in the partnership an estimated total of approximately EUR 60 million, with the Company’s share being approximately EUR 40 million, and Menorah’s share being approximately EUR 20 million, which together constitute the equity component required for the construction of the project.
The general partner is the partnership manager, and performs all actions required to promote and realize the project. As part of its duties it will be entitled to compensation, including management fees which will be based on the total amounts invested in the partnership’s capital, initiation fees in respect of the initiation and development services for the project, and success fees in which it will receive a certain percentage of the distributions to partners, above a minimum annual return. The partnership agreement included standard rights for Menorah, which afford it protections as the holder of minority interests.
Connection to the power grid and commencement of entitlement to revenue
In March 2021, the project received approval from the Swedish authorities for the electrification of the project and for the production of electricity through wind energy, in a process of grid run-in. The regulation in Sweden allows, during the run-in period, selling the produced electricity to the grid under market conditions, and all of the produced electricity is sold on Nord Pool, the power exchange of which Sweden is a market. In June 2021 the Company completed the connection of all of the turbines to the power grid, and the farm has been producing electricity which is being fed into the grid, in full commercial operation.
Signing of transaction to hedge the price of electricity
On September 19, 2021, the project company completed the signing of a transaction to hedge the electricity prices in the project vis-à-vis a leading European energy infrastructure company with a credit rating of BAA1 (hereinafter: the “Hedge Provider”). The hedge transaction is implemented in a contract for difference (CFD) format, in respect of the quantity of electricity which, according to estimates, will constitute another approximately 31% of its total electricity production, in a manner which will set the total quantity hedged under contracts in the facility, until the end of 2022, at approximately 81%.
As part of the hedge transaction, the Company provided a parent company guarantee to secure payment up to a total of EUR 1 million, out of the project company’s liabilities in the transaction. The hedge transaction was executed at a weighted price of EUR 63 per megawatt hour, throughout the agreement period.
(7) Impact of the coronavirus pandemic
Due to the outbreak of the novel coronavirus (COVID-19) in December 2019, and its spread to many other countries in early 2020, there was a decline in the scope of economic activity in many regions around the world, including in Israel. The spread of the virus caused, inter alia, disruptions to the supply chain, a decrease in the scope of global transportation, restrictions on travel and employment which were imposed by the Israeli government and by other governments around the world, and declines in the value of financial assets and commodities in Israeli and international markets.
On all matters associated with the Company’s activity, the spread of the coronavirus in Israel and around the world has not had a significant impact on the Company’s activity, and based on the Company’s assessments, and the information which is currently available to it, no significant impact is expected on its activity. There is no certainty regarding the continuation of the pandemic, and there is also no certainty that there will be no additional waves of the virus (including new variants) which could lead to the imposition of new restrictions. Presented below are several considerations in connection with the coronavirus events which, given the continuation of the economic crisis, could affect the Company’s activity:
A. Activation of “Act of God” clauses in the Company’s material agreements, including electricity agreements, construction agreements and financing agreements. Insofar as an event of this kind takes place, it could have a significant impact on the Company’s various projects.
B. Impact on the components involving power trading, both in projects after financial closing, and in projects which are in initiation and development stages. The Company’s revenue structure moderates the exposure to changes in electricity prices. 100% of the Company’s revenues in 2020, and 95% of the Company’s revenues for 2021, are at fixed electricity prices, while approximately 95% of the Company’s forecasted revenues in 2022 are at fixed electricity prices.
C. Sharp fluctuations in currency rates may affect both the construction costs denominated in foreign currency of projects in the construction stage, and cash flows denominated in foreign currency of projects in the operation stage. Additionally, sharp increases in interest rates may affect the financing costs of projects in development or construction stages. Additionally, sharp fluctuations and changes in securities prices may affect market returns and the Company’s securities portfolio.
D. Equipment and transportation prices—increase in equipment and transportation prices, due to the impact of the pandemic. In this regard, it should be noted that most of the equipment for projects under construction was ordered in advance, and is not exposed to price increases.
(8) Promotion of projects within the framework of a joint development agreement in Hungary:
A. Completion of the acquisition of a solar project at a scope of approximately 25 megawatts in Hungary
On April 27, 2021, the Company completed the acquisition of an onshore solar project in Hungary with a capacity of approximately 25 megawatts, which won a tariff tender and completed the development process (hereinafter: the “Project”).
The project won a tender of the Hungarian government for solar projects, with a guaranteed tariff of 15 years after the date of the project’s connection to the grid, and completed the development process (i.e., reached “ready to build” status”). The Company believes that the construction of the project is expected to commence in 2022, and that commercial operation is expected towards the end of Q1 2023.
Upon the fulfillment of all of the suspensory conditions for the acquisition, all of the holdings in the project company were transferred to a corporation wholly controlled by the Company, against a total of approximately EUR 1 million, which was paid to the sellers. The transaction was executed vis-à-vis the same sellers from whom the Company had purchased in the past three solar projects in Hungary, with a cumulative capacity of 57 megawatts, which were connected to the power grid in 2019.
B. Exercise of option to acquire interests in a solar project at a scope of approximately 60 megawatts in Hungary, in advanced development stages—Tapolca project
On December 19, 2021, the Company entered into a conditional agreement for the acquisition of interests in an onshore solar project in Hungary at a scope of approximately 60 megawatts, which is in advanced development stages (the “Project”).

The Tapolca project is the fifth in the Company’s series of onshore solar farms in Hungary, as part of a collaboration with local developers, as stated in section A above.
The Tapolca project is located near some of the farms which the Company previously built in Hungary. Insofar as it is realized, the project will increase the Company’s series of projects in Hungary to approximately 143 megawatts, while in parallel, the Company is continuing to evaluate additional projects as part of the existing collaboration agreement with the sellers, for the development of solar projects at an additional scope of approximately 200 megawatts.
The project has completed most of the development stages, including securing land rights, completing designation change processes, engaging in power grid connection agreements, and securing most of the required building permits.
According to the current Hungarian regulations for large projects, the electricity which will be produced in the project is intended for sale under a Merchant Model in Hungary (HUPX). As part of the above, the Company expects to evaluate possibilities for engagement in commercial power purchase agreements in respect of some of the produced electricity.
The closing of the transaction is subject to the fulfillment of suspensory conditions, including completion of all of the development processes for the project, and receipt of approval from the Hungarian authorities. Until the closing date of the transaction, the Company will provide a loan to the project company, in an amount which is immaterial to the Company, for the purpose of purchasing the land, and in exchange will receive a pledge on 100% of the project company’s shares. Insofar as the suspensory conditions are fulfilled, the Company will acquire the entire stake in the project company, against a development premium which was determined according to a formula of consideration per megawatt, and will work on advancing the financing processes for the project, and on building it.
(9) The Company’s winning of Electricity Authority tenders for the construction of facilities for the production of electricity using photovoltaic technology with integrated energy storage in Israel:
Storage tender 1
On July 14, 2020, the Company reported that, as part of the first tender of its kind which was published by the Electricity Authority for the construction of facilities for the production of electricity using photovoltaic technology with integrated storage capacity, which will be connected to the distribution grid (high voltage and low voltage) (process number 1) (hereinafter: the “Tender”), the Company won a cumulative capacity of 48 megawatts (in AC terms), which reflects the construction of facilities with an installed capacity, in DC terms, of approximately 130 megawatts m which will be capable, through the panel infrastructure and the energy storage facilities, to “distribute” the connection capacity the production and to feed it into the power grid at a connection capacity of up to 48 megawatts, in AC terms, at any time allowed by the electric corporation.
According to the Electricity Authority’s announcement, the tariff for winners in the process will be 19.9 agorot per kWh (linked to the consumer price index), for a period of 23 years, beginning on the date of commercial operation of each facility in the win.
This is a tender for the construction of production facilities with integrated storage, i.e., facilities using photovoltaic technology which are connected to a storage infrastructure which is mostly based on large batteries, and which allow converting electric energy into energy which can be stored and converted back into electric energy, at a scope of four storage hours. The technology allows the producer to feed energy into the grid during all hours of the day, except for hours in which the feed-in capacity is limited by the electric corporation, in accordance with the limitations which were determined for that producer.
The realization of the win is conditional, inter alia, on the receipt of grid connection approvals for the projects from the electric corporation, and on the fulfillment of the milestone for the receipt of grid synchronization approval from the electric corporation within 37 months, at the most. The Company will also work on obtaining all of the approvals and permits which are required for the construction of the facilities in accordance with its win, including engaging in a transaction vis-à-vis the Israel Land Authority, in connection with the land on which the facilities will be built.
In accordance with the tender terms, for the purpose of realizing the foregoing win, the Company provided a bank guarantee for the construction of the capacity in the amount of NIS 600 thousand per megawatt out of the capacity which the Company won.
Storage tender 2
On December 29, 2020, the Company reported that, as part of a tender which was published by the Electricity Authority for the construction of facilities for the production of electricity using photovoltaic technology with integrated storage capacity, which will be connected to the distribution grid (process number 2) (hereinafter: the “Tender”), the Company won a cumulative capacity of 82 megawatts (in AC terms), at the point of connection to the national power grid (hereinafter: the “Connection Size”). This capacity, combined with the energy storage technology, will allow the Company to build a series of solar energy facilities with an estimated capacity of approximately 200 megawatts (in DC terms).
The obtained ratio between the capacity of the solar facilities and the connection size, which is expected to around 2.5 (the size of the facility will be around 2.5 times the connection size), is obtained, as stated above, using the facilities’ integrated energy storage technology. In accordance with the tender requirements, the planning of the facilities includes a series of batteries which will allow the storage of excess hourly production during sunlight hours, and transmission thereof to the grid during other hours when the winning connection size is not fully used. This plan allows significantly increasing the use of the national power grid, thereby saving significant costs involved in building distribution and transmission grids for the electric corporation.
According to the Electricity Authority’s announcement, the tariff for winners in the process will be 17.45 agorot per kWh (linked to the consumer price index), For a period beginning on the date of commercial operation of each facility in the win, and ending on December 29, 2045.
This is the second tender of its kind, for the construction of production facilities with integrated storage, i.e., facilities using photovoltaic technology which are connected to a storage infrastructure which is mostly based on large batteries, and which allow converting electric energy into energy which can be stored and converted back into electric energy, at a scope of four storage hours. The tender terms allow the producer to feed energy into the grid during all hours of the day, except for hours in which the feed-in capacity is limited by the electric corporation, in accordance with the limitations which were determined for that producer.
The realization of the win is conditional, inter alia, on the receipt of grid connection approvals from the electric corporation for the projects, and on the fulfillment of the milestone for the receipt of grid synchronization approval from the electric corporation within 30 months after the date of the announcement regarding the win (the “Deadline”), or until 37 months after the date of the announcement regarding the win against the forfeiture of guarantees (the “Latest Deadline”). The synchronization deadline can also be extended up to 15 months after the latest deadline, against the provision of additional guarantees, which will be forfeited gradually, in accordance with the actual connection date. The Company will work on obtaining all of the approvals and permits which are required for the construction of the facilities in accordance with its win, including the completion of statutory plans, insofar as may be required, obtaining building permits, and engaging in transactions vis-à-vis the Israel Land Authority, in connection with the land on which the facilities will be built.
In accordance with the tender terms, for the purpose of realizing the foregoing win, the Company is required to provide a bank guarantee for the construction of the capacity in the amount of NIS 600 thousand per megawatt out of the AC capacity which the Company won.
The total construction cost of the facilities and the accompanying energy storage systems is expected to amount to approximately NIS 650 – 750 million. The Company estimates the minimum lifetime of the facilities at 30 years, and the revenues from the 24th year onwards will be at a lower tariff, in real terms.

For details regarding the Company’s engagement in an agreement to acquire energy storage systems, see Note 31(1).
(10) Signing of agreement for the acquisition of a portfolio of solar energy projects in Spain in development stages, with aggregate potential capacity of approximately 490 megawatts
On August 3, 2021, the Company signed an agreement for the gradual purchase of a portfolio of photovoltaic solar energy projects in Spain, which are in development stages, with an aggregate potential capacity of approximately 490 megawatts (hereinafter: the “Portfolio” or the “Projects”).
The portfolio is comprised of ten projects, which are concentrated in two regions: Andalucía and Valencia, which complete, from a geographical perspective, the distribution of projects which the Company is currently building and developing in Spain, in the Castilla La Mancha region. The projects are held through dedicated project companies, which currently hold most of the land rights for the construction of the projects, and have grid connection approvals.
The consideration will be paid based on the fulfillment of milestones, in accordance with the progress on the development of the projects, whereby most of the consideration will be paid upon the completion of development, and obtaining all of the permits for the construction of the projects. The first milestone is in an amount which is immaterial to the Company, and includes securing most of the land rights and grid connection rights.
(11) Signing of an agreement for investment, acquisition of control and financial closing of a wind energy project in Sweden which is in construction stages, with a total capacity of approximately 372 megawatts—the Bjorn project
On October 11, 2020 the Company completed a transaction involving the acquisition of control, and the commencement of construction, of a project for the production of electricity from wind energy in Sweden, with a total capacity of approximately 372 megawatts (hereinafter: the “Transaction” and the “Project”, respectively). As part of the suspensory conditions, which were fulfilled, the project received the main permits which are required for the commencement of its immediate construction, and work commencement orders were given to the EPC and equipment contractors.
The Björnberget (“Bjorn”) project, located in Central Sweden, is one of the largest wind projects in Europe, and includes around 60 wind turbines. The main development processes in the project have been completed, including the environmental survey, the main building permits, and the grid connection agreement, and most of the land rights have been secured.
The total investment in the acquiring rights and the construction of the project is expected to amount to a total of approximately EUR 445 – 435 million; the Company’s share in the investment is approximately EUR 130 –  140 million.
The transaction is being executed according to a joint investment outline with the European infrastructure fund PGEIF (Prime Green Energy Investment Fund) (hereinafter: the “Fund”), which specializes in investments in the wind energy market in the Nordic market, and a part of Prime Capital Group, which manages properties and investments around the world, in scopes of billions of Euros.
In accordance with the transaction structure, the Company and the fund acquired 100% of the holdings and ownership of the project company, whereby the Company acquired 51% of the direct holdings in the project company, and the fund acquired 49% of the holdings in the project company. After the financial closing date, the Company will have a majority on the project company’s board of directors, while material issues outside of the project company’s ordinary course of business will require a majority of all of the main partners in the project company.
The investment in PGEIF is presented in the financial statements as a financial instrument at fair value through profit or loss.

According to the business model, the project company is expected to sell approximately 50% – 55% of the electricity produced in the facility, over the first 10 years of the power purchase agreement, at a guaranteed tariff, and the remaining produced electricity will be sold on the Nord Pool, without any dependence on government subsidies. For this purpose, on December 20, 2020, the Company signed a power purchase agreement (PPA) with an international corporation for the sale of 50% of all electricity which will be produced in practice in the project, for a period of 10 years, and for the provision of services associated with the sale of the energy to the grid during the agreement period.
As part of the engagement, the project company signed an agreement for the provision and installation of the turbines with a Swedish subsidiary of Siemens Gamesa Renewable Energy (“SGRE”). The project company also signed a long term service and maintenance contract with SGRE, which includes a producer commitment to a high uptime rate, and the provision of the replacement parts and maintenance services which are required for that purpose. Furthermore, and as stated above, a BOP agreement was signed in respect of electrical infrastructure and civil engineering for the project with RES, which is developing the project, as well as a management agreement during the operating period.
On May 13, 2021, the Company completed the signing of the financial closing agreements for the project’s financing with a consortium of leading European lenders. The financing for the project will be given by a consortium of three lenders: two German banks, KFW IPEX-Bank and DekaBank, and the Swedish Export Credit Corporation (SEK).
The financing is provided on a non-recourse project financing basis, with a leverage ratio of around 48% of the project’s investment cost, which is estimated at a total of approximately EUR 440 million (including the cost of acquiring the rights in the project).
The long term loan facility will amount to approximately EUR 210 million, and will be spread out over the construction period of the project, plus 18 additional years after the date of commercial operation. The lenders will provide additional facilities for guarantees, debt service reserve and VAT, in a cumulative total of approximately EUR 92 million, such that, in total, the loan facilities will amount to approximately EUR 300 million. The remaining required capital will be invested in the project company by the Company and its partners in the project, the European PGEIF—Prime Green Energy Infrastructure Fund.
For details regarding the main terms of senior debt financing for the project, see Note 14(2) above.
As stated above, in light of the financial closing of the project, the Company gained control of the project, and from that date onwards, the project has been consolidated in its financial statements.
The construction of the project began in October 2020, and the Company estimates that it will reach commercial operation until the end of 2022, subject to the progress of the works on the ground. The project will include 60 wind turbines manufactured by Siemens Gamesa Renewable Energy Group.
The project company engaged with a Tier 1 corporation in a PPA for the sale of 50% of all electricity which will be produced in practice in the project, for a period of 10 years, and for the provision of services associated with the sale of the energy to the grid during the agreement period. The remaining produced electricity will be sold on the Scandinavian power market—the Nord Pool, the members of which include Nordic and Baltic countries, and which is also connected to Germany and England.
After the balance sheet date, there has been update to the terms of the PPA for the Bjorn project in Sweden, see Note 31(7).
(12) Power purchase agreements in the United States
A. Signing of a power purchase agreement in respect of a solar energy project in the United States with a capacity of 120 megawatts—Solar Rustic Hills

On September 9, 2021, the American subsidiary Clēnera, which is held by 90.1% by the Company, completed, through a dedicated project company, the signing of a power purchase agreement (“PPA”) in respect of the electricity which will be produced in Rustic Hills Solar Project, as specified below.
Rustic Hills Solar is a solar project with a capacity of 120 megawatts (in DC terms) which is planned for construction in Indiana, USA. The project is currently in the development process, and has completed several milestones, including securing the main land rights, and has initiated the process of securing the building permits and approvals for connection to the power grid.
The project company engaged with Hoosier Energy Rural Electric Cooperative in a PPA for the sale of the electricity which will be produced in the project, for a period of 20 years.
B. Signing of a power purchase agreement in respect of a solar energy project in the United States with a capacity of approximately 440 – 480 megawatts—Co Bar Solar SRP
On September 22, 2021, the American subsidiary Clēnera, which is held by 90.1% by the Company, completed, through a dedicated project company, the signing of a power purchase agreement (“PPA”) in respect of the electricity which will be produced in the solar project Co Bar Solar SRP.
Co-Bar Solar SRP is a solar project with a capacity of approximately 440-480 megawatts (in DC terms), which is planned for construction in Arizona, USA. The project is currently in the development process, and has completed several milestones, including securing the main land rights, and has initiated the process of securing the building permits and approvals for connection to the power grid.
The project company engaged with Salt River Project in a PPA for the sale of the electricity which will be produced in the project, for a period of 20 years.
C. Signing of a power purchase agreement in respect of Solar Gemstone project in the United States with a capacity of 180 megawatts
On October 10, 2021, the American subsidiary Clēnera, which is held by 90.1% by the Company, completed, through a dedicated project company, the signing of a power purchase agreement (“PPA”) in respect of the electricity which will be produced in the solar Project Gemstone Solar LLC (“Gemstone”), as specified below.
Gemstone is a solar project with a capacity of approximately 180 megawatts (in terms of DC capacity), which is planned for construction in Michigan, USA. The project is currently in the development process, and has completed several milestones, including securing the main land rights, and completing the grid connection surveys. The project company is also advancing the processes of licensing and securing the building permits.
The project company engaged with Wolverine Power Cooperative in a PPA for the sale of the electricity which will be produced in the project, for a period of 20 years at a fixed price. In the PPA, the project company committed to a deadline for the commencement of feed electricity into the grid, and provided standard guarantees for agreements of this kind.
After the balance sheet date, the American subsidiary Clēnera Holdings LLC updated and improved of the terms of the Power Purchase Agreement for the Atrisco solar project in the United States with a capacity of 360 MWdc and 600 MWh of storage , see Note 31(10).
(13) The Apex project in the United States, with a capacity of approximately 105 megawatts—securing all approvals and commencement of construction
On November 30, 2021, the American subsidiary Clēnera, which is held by 90.1% by the Company, completed, through a dedicated project company, All of the approvals the commencement of construction for Apex Solar, a project for the production of electricity using photovoltaic solar technology, with a capacity of approximately 105 megawatts (in terms of DC capacity) in Montana, USA (the “Project”).
Further to the above, the subsidiary Clēnera engaged in agreements to purchase main equipment at a scope of approximately USD 50 million for the project, and completed the development process, including securing inclusive, a grid connection agreement, and a power purchase agreement (PPA) in respect of the electricity which will be produced in the project, over a period of 20 years. The Company estimates that the project will reach commercial operation by the end of 2022, subject to the progress of the works on the ground.
The Company expects the project’s operating period to be around 35 years, where during the first 20 years the electricity will be sold under the PPA, and in the subsequent 15 years, the electricity will be sold on the wholesale merchant market.
(14) Signing of a binding agreement with Navitas Group, regarding a collaboration on offshore wind projects in the international market
On September 22, 2021, the Company signed a binding agreement for the initiation, development, financing, construction and operation of offshore wind projects in the international market, with Navitas Petroleum Ltd. The memorandum of understanding was signed vis-à-vis a private company controlled by the partnership Navitas Petroleum, which is listed on the Israeli stock exchange (hereinafter, respectively: the “Agreement” and “Navitas”), whereby the parties to the joint operation are intended to be Enlight and Navitas (the public partnership), subject to the receipt of regulatory approvals.
In accordance with the memorandum of understanding, the parties will work collaboratively and exclusively during the next two years on the identification of opportunities, initiation, development, investment and/or acquisition of offshore wind ventures in the international market, whereby Enlight will hold 60% and Navitas will hold 40% of the joint operation and its profits.
As a suspensory condition, it was determined that the agreement will enter into effect once approval has been received from the meeting of Navitas’ participation unit holders, to amend its partnership agreement in a manner which will allow Navitas to engage in the aforementioned field of activity, and to implement the aforementioned agreement through Navitas Petroleum Limited Partnership. Insofar as this condition has not been fulfilled within 6 months, Enlight will be entitled to terminate the agreement.
(15) Winning of the first competitive process of the Electricity Authority for dual use solar energy facilities
On November 11, 2021, the Company won a cumulative capacity of 30.3 megawatts (in terms of AC capacity) as part of “competitive process number 1 for the determination of a tariff for the construction of dual use electricity production facilities using photovoltaic technology for connection to high voltage and low voltage (hereinafter: the “Tender”). This capacity will allow the Company to build a series of facilities with an estimated capacity of approximately 40 megawatts (in DC terms).
In accordance with the Electricity Authority’s announcement, the tariff for the tender winners will be 17.05 agorot per kWh, linked to the consumer price index, for a period beginning on the date of commercial operation of each facility in the win, and ending on June 15, 2039.
The realization of the win is conditional, inter alia, on the receipt of grid connection approvals from the electric corporation for the projects, and on the receipt of grid synchronization approval from the electric corporation within 24 months after the date of the announcement regarding the win (the “Deadline”), or until 31 months after the date of the announcement regarding the win against the forfeiture of guarantees (the “Latest Deadline”). The latest deadline can also be extended up to 15 months after the original deadline, against the provision of additional guarantees, which will be forfeited gradually, in accordance with the actual connection date. The Company will work on obtaining all of the approvals and permits which are required for the construction of the facilities in accordance with its win, including the completion of statutory plans, insofar as may be required, and obtaining building permits for the facilities.
In accordance with the tender terms, for the purpose of realizing the foregoing win, the Company is required to provide a bank guarantee in the amount of NIS 150 per megawatt (in terms of AC capacity) which the Company won. Additionally, in a scenario where the Company is forced to waive the quota which was given in the tender (for example, in a scenario involving the receipt of distributer responses from the electric corporation), during the first 6 months after the date of the winning notice, the Company will be entitled to get back 50% of the guarantee amount, as opposed to previous tender processes, in which that scenario was not possible.
The total construction cost of the facilities is expected to amount to approximately NIS 115 – 140 million, and in accordance with the tender documents, it may be possible to incorporate energy storage facilities in the winning projects of that tender, under certain conditions.
B. Bank guarantees which were issued by the Company:
(1) As part of the acquisition of Clēnera in the United States, in 2021 the Company provided performance guarantees for the projects in the United States in the total amount of approximately USD 50.3 million.
(2) As part of the agreement to lease the Company’s offices, a CPI-linked bank guarantee was provided to the Company in the amount of approximately NIS 0.23 million.
(3) As part of the lease agreements in respect of the projects Halutziot, Kramim-Enlight and Kidmat Zvi, bank guarantees were provided in the amount of approximately NIS 2 million.
(4) As part of the receipt of the permanent production license for the Halutziot, Kramim, Idan and rooftops projects, bank guarantees in the amount of approximately NIS 1.22 million were provided towards the Electricity Authority.
(5) Towards Bank Hapoalim Emek HaBacha trustee, the Company provided a guarantee in the amount of NIS 1 million, in respect of Kinetic Energies.
(6) Towards the Israel Land Authority, the Company provided guarantees in the amount of NIS 0.8 million for the projects Beit HaShita and Beit HaShikma.
(7) In 2020 the Company won the first competitive process for the production of electricity using photovoltaic technology with integrated storage capacity, for facilities which are connected to the transmission grid, with an aggregate capacity of approximately 48 megawatts. As part of the win, the Company is required to provide, in 2020, a performance guarantee in the amount of NIS 28.8 million, which expires in 2022.
(8) In 2020, the Company won a second competitive process for the production of electricity using photovoltaic technology with integrated storage capacity, for facilities which are connected to the transmission grid with an aggregate capacity of approximately 82 megawatts. As part of its participation in the tender, the Company is required to provide, in 2021, a performance guarantee in the amount of NIS 49.2 million, which expires in 2024.
(9) As part of the electricity sector reform, the provision segment was opened up to competition—and the Authority published regulations which allow electricity producers to buy and sell electricity directly to consumers. In order to engage with electricity consumers, the Company is required to receive a provider license from the Electricity Authority. In order to fulfill the license conditions, the Company provided a guarantee in the amount of NIS 2 million.
(10) During the year, and in accordance with covenant 220D, which was determined by the Electricity Authority, and further to the Company’s winning of a competitive process for dual use facilities, the Company provided a guarantee in the amount of NIS 4.5 million.
(11) As part of the agreement with the turbine provider for the first project in Sweden, the Company was required, in 2020, to provide a bank guarantee in the amount of approximately EUR 1.7 million after the Company’s fulfillment of the conditions for the initial withdrawal, as part of the financing agreement which was signed in December 2019.
(12) In respect of the Company’s projects in Spain the Company’s projects: As part of the expansion of the Gecama project, from 312 megawatts to a capacity of 329 megawatts, the Company provided guarantees in the total amount of EUR 13.2 million. As part of the grid connection application for a project with a capacity of 100 megawatts, Peral Solar 1 S.L., the Company provided a guarantee in the amount of EUR 4 million.

(13) In 2019, the Company provided bank guarantees towards the electric corporation in Kosovo, in connection with the Sowi project. The total sum of the guarantees as of the cutoff date is approximately EUR 0.4 million.
C. Bank guarantees which were issued by consolidated entities:
(1) As part of the receipt of a conditional license for Emek HaBacha project, in 2018 the Company provided a guarantee in the amount of approximately NIS 2 million towards the Electricity Authority. In 2020, the Company provided another guarantee to the Electricity Authority in the amount of NIS 0.27 million. In 2021, the Company provided a guarantee in the amount of NIS 3.9 million towards the Israel Land Administration, in respect of works at Elrom, and a guarantee towards Netivei Israel in the amount of approximately NIS 0.1 million.
(2) Within the framework of the lease agreements for Emek HaBacha project, beginning in 2017 the Company provided bank guarantees for leases from the townships in the project in the amount of approximately NIS 3.9 million. In 2020 the Company provided another bank guarantee in the amount of NIS 0.4 million towards Elrom township. As of the end of 2021, the total sum of the guarantees which were provided in favor of leases from the townships in the Emek HaBacha project amounted to approximately NIS 4.27 million.
(3) As part of the receipt of a conditional license for Emek HaBacha project, in 2020 the Company provided a guarantee in the amount of approximately NIS 3.4 million towards the Electricity Authority. In connection with the Ruach Beresheet wind project, additional guarantees were provided towards Netivei Israel and the Israel Land Authority, in the total amount of NIS 0.5 million.
(4) In connection with the lease agreements for the projects Mivtachim and Talmei Bilu, guarantees were provided in the total amount of approximately NIS 2.9 million.
(5) Significant company guarantees:
In the Group’s ordinary course of business, the Group provides, from time to time, guarantees to back and secure various undertakings, including to secure undertakings by virtue of financing agreements in respect of projects, guarantees to secure undertakings in respect of tenders for renewable energy projects, guarantees towards statutory authorities in respect of projects, etc.
Presented below are details regarding the significant guarantees which were provided by the Company:
A. As part of the financing agreements with Bank of Ireland, the Company provided in favor of the bank company guarantees in the total amount of approximately EUR 1.1 million, to secure its liabilities which are associated with construction costs. In case of the forfeiture of the guarantee, the Company will be entitled to receive indemnification from its partners in the venture Movilim.
B. As part of the signing of the financing agreements for the Picasso project in Sweden, The Company provided a guarantee at a scope of up to a total of EUR 5 million, which will be provided by the Company in case of deviation from the construction costs and/or for the purpose of debt resizing on the operation commencement date.
C. As part of the signing of the financing agreement for the Gecama project in Spain, the Company provided a guarantee of approximately EUR 1 million to the turbine provider and to the EPC contractor.
D. As part of the acquisition of the renewable energy company Clēnera in the United States, guarantees were given to secure the Company’s undertakings towards the entrepreneurs.
Note 31—Events After the End of the Reporting Period
(1) Engagement in an agreement to acquire energy storage systems for the Company’s series of solar projects in Israel
On January 2, 2022, the Company entered into an agreement for the acquisition of battery-based electricity storage systems with a total capacity of approximately 430 megawatts, for the Company’s series of solar projects with integrated energy storage, which are planned for construction in Israel (the “Agreement”), as follows:

The agreement was signed with Sungrow Power Supply Ltd (hereinafter: “Sungrow”), a leading international player in the field of components and supply of solar power systems, which is experienced in the provision of electricity storage systems that have been installed, to date, in over 150 countries.
The acquired systems include Sungrow’s integrated storage solution, which is based on lithium-ion batteries that are produced by CATL (see details below) for Sungrow.
The acquired systems are intended for installation in a significant part of the projects which will be built as part of the Company’s winning of two tenders of the Electricity Authority for the construction of electricity production facilities using photovoltaic technology with integrated energy storage.
The total consideration in respect of the purchase will be in the range of approximately USD 75-80 million, and will be paid upon the fulfillment of certain milestones, against the provision of guarantees by Sungrow.
(2) Obtaining all of the approvals for the construction of the Solar Coggon project in the United States, with a capacity of approximately 120 megawatts
On January 26, 2022, the American subsidiary Clēnera, which is held by 90.1% by the Company, through a dedicated project company, secured all of the approvals for the commencement of construction (“RTB”, Ready to Build) in respect of the Coggon Solar project for the production of electricity using photovoltaic solar technology, with a capacity of approximately 120 megawatts, in Iowa, USA.
The building permit for the project was approved on January 24, 2022. Following the above, the Coggon Solar project completed the development process and secured all of the approvals and permits for the commencement of its construction, including the agreement for interconnection to the transmission grid, and a power purchase agreement (PPA) in respect of the electricity which will be produced in the project, over a period of 20 years, at a fixed price. The Company estimates that the purchasing of equipment for the project, and subsequently, the commencement of the construction works, will begin in the near future, and that commercial operation is expected in the second half of 2023, subject to the progress of the works on the ground.
Clēnera currently holds 100% of the economic interests in the project. The Company is promoting an arrangement for the receipt of project finance in respect of the project, at a scope of approximately 75% – 80% of the total investment cost, including the potential use of a tax partner (tax equity), and is currently conducting negotiations with several creditors for this purpose.
(3) Obtaining all of the approvals for the full commercial operation of all sections of the farm in Selac wind project in Kosovo, with a capacity of approximately 105 megawatts
Further to the above in Note 30A(4), regarding the commencement of connection to the power grid of Selac wind project in Kosovo, with a capacity of approximately 105 megawatts (the “Project”), and the commencement of entitlement to revenue, on February 27 approval was received from the Energy Regulatory Office (ERO) in Kosovo, for the full commercial operation all sections of the farm, after in the last quarter of 2021, two of the farm’s three sections already commenced operation, including full eligibility for revenue in respect of them, as well as 60% of the third section. The approval constitutes final approval for the receipt of the full tariff, in respect of the last 9 turbines, and 27 turbines in total.
In accordance with the projected production capacity of the project, the Company estimates that, over the first 12 years of the project, which will be subject to a fixed tariff according to the PPA, the electricity proceeds will amount to approximately EUR 25 million per year. Subsequently, during the remainder of the operating period, which is estimated at another approximately 13 – 18 years, the electricity will be sold on the merchant market.
(4) Issuance of shares and debentures
On March 6, 2022, the Company completed an issuance of 30,443,900 ordinary Company shares, with a par value of NIS 0.01 each, as part of a uniform offer, and by way of a tender over the unit price. Some of the ordinary shares were issued to a number of classified investors, as part of a tender for classified investors which took place before the issuance. The total (gross) consideration amounted to approximately NIS 228.9 million.
Additionally, on the same date, the Company completed an issuance of debentures (Series C), by way of a series extension over the unit price, at a total scope of 164,363,000 par value, for a total gross consideration of approximately NIS 155.8 million. Some of the debentures were issued to a number of classified investors, as part of a tender for classified investors which took place before the issuance.
The Company received from the Tax Authority pre-approval for the method used to calculate the standard weighted discount rate in respect of the entire series of debentures (Series C) after the extensions. According to that calculation, the discount rate for the entire series is 4.99%. Additionally, Midroog Ltd. approved a rating of A2.il, stable rating outlook, for the series extension, at a total scope of up to NIS 567 million par value of the debentures (Series C), and for the entire series of the debentures (Series C).
After the performance of the aforementioned extensions, and as of the balance sheet date, the total scope of the debentures (Series C) amounts to 531,583,000 par value.
(5) Emek HaBacha project—commercial operation
On March 27, 2022, the Company reported the receipt of the permanent production license, and the commencement of commercial operation of Emek HaBacha project, a project for the production of electricity through wind turbines in Israel, with an installed capacity of 109 megawatts (hereinafter: the “Project” or the “Farm”).
The Company estimates that the farm’s production tariff in 2022 will be approximately 35.9 agorot per kWh, which will subsequently be linked, once per year, to the consumer price index, in accordance with the terms of the arrangement which applies in the segment. The guaranteed tariff period is 20 years. Accordingly, and in accordance with the production forecasts, the Company expects the project to generate revenue from electricity proceeds in the range of NIS 100 to 140 million per year. During the initial months of the project’s operation, the Company expects the average scope of production to be approximately 95%, due to a technical restriction in one of the facility’s components, which stipulates a restriction on production for a temporary period, in the manner which was defined in the received license.
(6) Private allocation of options to employees
On February 8, 2022, the Company allocated, in a private allocation, 5,414,000 unlisted options to 9 employees and managers of the Company’s subsidiary in the United States (Clēnera) (who are employed on an employer-employee basis).
On February 13, 2022, the Company allocated, in a private allocation, 2,820,000 unlisted options of the Company to 21 employees and managers of the Company.
On April 17, 2022, the Company allocated, in a private allocation, 2,692,500 unlisted options to 72 employees and managers of the Company’s subsidiary in the United States (Clēnera) (who are employed on an employer-employee basis).
On June 28, 2022, the Company allocated, in a private allocation, 3,500,000 unlisted options to 9 employees and manager of the Company.
The allocations were performed by virtue of the Company’s options plan and the Company’s options outline, as described in Note 20A.
(7) Update to the terms of the PPA for the Bjorn project in Sweden
On June 19, 2022, an update was signed with respect to the terms of the PPA agreement for the Bjorn wind project in Sweden, in a scope of 372 megawatts, which is in advanced stages of construction, and which was originally signed in December 2020, vis-à-vis an international tier 1 corporation, to increase the price of the electricity which will be sold under the PPA, and to increase the proportion of sold electricity out of the project’s total production, as specified below:
1.The price of the electricity which will be sold under the agreement was increased by 22% throughout the entire period of the agreement (10 years).
2. The amount of electricity sold under the PPA during years 1-5 was increased to a rate of 70% of the total electricity which will be produced in the project, as compared with 50% in the original agreement.
3. During years 6-10 there will be no change in the scope of electricity sold (50% of production), and the 22% price increase will apply, as stated above, to those years as well.
The remaining produced electricity is expected to be sold in the Nordic power market, which is the largest and most traded in Europe. It is noted that the electricity prices which are traded on the Nordic power market have increased significantly during the last year. According to the future contract prices, this increase is expected to increase the project’s revenues relative to the original forecast, including with respect to the component which is sold under market conditions in the near future (at least during the project’s first 12 moths the operation).
(8) Gecama wind energy project in Spain—commencement of commercial operation and sale of electricity
On June 26, 2022, the Gecama wind project in Spain, with a capacity of approximately 329 megawatts (hereinafter: the “Project”), received approval from the Spanish authorities for the operation of the first part of the project, with a capacity of 182 megawatts. The operation of the turbines, and the sale of the produced electricity, began immediately, and are expected to increase gradually over the coming weeks, until full commercial operation is reached. Regulations in Spain allow, during the aforementioned process, selling the produced electricity to the grid on the free market (merchant).
Gecama is the Company’s largest revenue-generating project to date, and the forecasted revenue from the project, during its first year of operation, is around NIS 260-280 million, while EBITDA is estimated at around NIS 220-240 million. For the purpose of calculating the future revenues from production at market prices, estimates regarding the impact of the new regulation in Spain on the project’s revenues were taken into account.
(9) Acquisition of solar and wind portfolio in Croatia in development stages in a cumulative scope of approximately 525 megawatts
On July 3, 2022, the Company signed an agreement for the joint purchase and development of a portfolio of projects for the production of electricity from renewable energy sources in Croatia, which are in various stages, with an aggregate capacity of approximately 525 megawatts (hereinafter: the “Portfolio” or the “Projects”), as specified below.
The portfolio is comprised of five projects in Croatia, four of which are solar, in a cumulative scope of 386 megawatts, and a wind project in a cumulative scope of 139 megawatts. The Company estimates that the projects will mature into the construction stage gradually, beginning in the end of 2023, mostly in 2024, as well as one project which is planned for the first half of 2025, subject to the completion of the development processes and obtaining all of the permits and authorizations which are required for the construction of the projects.
On July 10, 2022, the Company closed the transaction for the acquisition of a solar and wind portfolio in Croatia in development stages, in a cumulative scope of approximately 525 megawatts, against the payment of the first milestone, as specified below.
The consideration for the sellers is based on a milestone-based payment mechanism, in accordance with the progress on the development of the projects, most of which will be paid in more advanced stages of development, and the amount which was now paid for the shares, with respect to the first milestone, constitutes an immaterial part of the total consideration, and in an amount which is immaterial to the Company.

In accordance with the actual realization rate of the portfolio and the rate of development, the Company believes that the component of consideration for the sellers, with respect to the development services and the shares of the project companies out of the total cost of construction and development of the portfolio, will be in the range of EUR 10 – 35 million.
The sellers are entrepreneurs experienced in the initiation and development of renewable energy projects in Croatia (hereinafter: the “Sellers”). Under the terms of the agreement, the sellers will continue providing development services to promote the portfolio under Enlight’s management, until reaching the RTB (“Ready to Build”) stage.
The projects are held through dedicated project companies, whereby the entire stake was transferred to Enlight upon the payment of the first milestone, and against the provision of a company guarantee to secure the following milestones. Most of the consideration will be paid upon the completion of development, and obtaining all of the permits for RTB, thereby creating limited exposure for the Company in the initial stages. The structure of the transaction also addresses the possibility of claims brought by third parties, which are being discussed vis-à-vis the sellers, in connection with their partial interests in the solar projects in the portfolio, while guaranteeing low exposure for the Company in case those claims are accepted.
The Company estimates that the sale of electricity from the projects will be possible through a combination of sale of the produced electricity in the free market (merchant), engagement in bilateral commercial power purchase agreements (PPA’s), and government-run electricity price tenders.
(10) Update and improvement of the terms of the Power Purchase Agreement for the Atrisco solar project in the United States with a capacity of 360 MWdc and 600 MWh of storage
On July 7, 2022, the American subsidiary Clēnera Holdings LLC reached an agreement with the acquiring utility to increase the price of purchased electricity and energy storage which will be produced in Atrisco solar project (the “Project”). Regulatory approval was also given for the amendment, and it thereby entered into effect, as specified below.
The project has a capacity of 360 MWdc, including energy storage with a capacity of 600 MWh, and it is planned for construction in the state of New Mexico, USA. It is currently in pre-construction, and has completed several milestones, including securing the land rights, and is in advanced stages towards receiving the required building permits and grid connection surveys.
According to the Company’s estimate, the completion of the development processes in the project, equipment purchasing and commencement of construction of will be performed in the fourth quarter of 2022, and commercial operation is expected in the second quarter of 2024. The project will be one of the largest solar projects in the United States combining solar energy and energy storage.
In April 2021, the project company engaged with PNM Resources, an investor-owned utility and the main electricity provider in New Mexico (“PNM”), in power purchase agreements (PPA’s) with respect to the sale of all of the electricity which will be produced in the solar project, and with respect to the energy storage capacity, for a period of 20 years, at a fixed price.
As stated above, Clēnera recently reached an agreement with PNM to update and improve the terms of the PPA’s, which was also given regulatory approval by the New Mexico Public Regulation Commission (NMPRC), and thereby entered into effect. The foregoing update regulates an increase of around 24% in the price which will be paid with respect to the sale of the electricity which will be produced from solar energy, and an increase of around 26% with respect to energy storage availability payments. The update also includes an increase of the guarantees which were provided in favor of NMPRC, as a result of the increase in expected revenue.
The Company expects the project’s operating period to be around 35 years, where during the first 20 years the electricity will be sold under the PPA’s, and in the subsequent 15 years, the electricity will be sold in market (merchant) conditions.

Clēnera currently holds 100% of the economic interests in the project. The Company is promoting an arrangement for the receipt of project finance in respect of the project, at a scope of approximately 75% – 80% of the total investment cost, including the potential use of a tax partner (tax equity), and is currently conducting negotiations with several creditors for this purpose.

Enlight Renewable Energy Ltd.
Statements of financial position
	September 30 2022	December 31 2021
	(Unaudited)	(Audited)
	USD in thousands	USD in thousands
Assets
Current assets
Cash and cash equivalents	242,760	265,933
Deposits in banking corporations	42,510	—
Restricted cash	112,178	35,179
Financial assets at fair value through profit or loss	32,125	39,364
Trade receivables	40,625	17,900
Other receivables	25,674	28,147
Current maturities of contract assets	7,373	16,789
Other financial assets	3,287	9,999
Total current assets	506,532	413,311
Non-current assets
Restricted cash	37,999	21,368
Other long term receivables	6,007	6,334
Deferred costs in respect of projects	188,243	171,427
Deferred borrowing costs	7,640	21,138
Loans to investee companies	26,563	26,264
Contract assets	98,245	270,253
Fixed assets, net	1,945,647	1,488,829
Intangible assets, net	232,740	247,059
Deferred taxes	10,266	21,864
Right-of-use asset, net	93,956	105,250
Financial assets at fair value through profit or loss	34,108	28,682
Other financial assets	86,431	13,561
Total non-current assets	2,767,845	2,422,029
Total assets	3,274,377	2,835,340
The notes to the condensed consolidated financial statements are an integral part thereof.

	September 30 2022	December 31 2021
	(Unaudited)	(Audited)
	USD in thousands	USD in thousands
Liabilities and equity
Current liabilities
Credit and current maturities of loans from banking corporations and other financial institutions	161,093	61,822
Trade payables	28,408	27,417
Other payables	76,064	46,058
Current maturities of debentures	15,725	17,914
Current maturities of lease liability	5,887	5,686
Other financial liabilities	96,009	42,169
Total current liabilities	383,186	201,066
Non-current liabilities
Debentures	236,657	286,656
Convertible debentures	129,711	100,995
Loans from banking corporations and other financial institutions	1,268,848	1,168,569
Loans from non-controlling interests	84,094	78,113
Other financial liabilities	62,776	93,252
Deferred taxes	9,727	12,411
Other long term payables	984	1,132
Employee benefits	9,605	6,911
Lease liability	90,444	99,960
Asset retirement obligation	46,480	28,894
Total non-current liabilities	1,939,326	1,876,893
Total liabilities	2,322,512	2,077,959
Equity
Ordinary share capital	2,822	2,549
Share premium	762,516	556,161
Capital reserves	(31,422)	(4,514)
Proceeds on account of convertible options	15,496	10,405
Accumulated loss	(12,527)	(31,963)
Equity attributable to owners of the Company	736,885	532,638
Non-controlling interests	214,980	224,743
Total equity	951,865	757,381
Total liabilities and equity	3,274,377	2,835,340
Yair Seroussi	Gilad Yavetz	Nir Yehuda
Chairman of the Board of Directors	CEO and Board Member	CFO
Approval date of the financial statements: December 7, 2022
The notes to the condensed consolidated financial statements are an integral part thereof.

Enlight Renewable Energy Ltd.
Condensed Consolidated Statements of Income and Other Comprehensive Income
	For the nine months period ended		For the three months period ended
	September 30 2022	September 30 2021	September 30 2022	September 30 2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Revenues	131,303	67,424	56,364	22,772
Cost of sales	(28,154)	(14,293)	(13,873)	(5,258)
Depreciation and amortization	(27,544)	(13,602)	(11,330)	(5,582)
Gross profit	75,605	39,529	31,161	11,932
General and administrative expenses	(21,774)	(9,085)	(7,862)	(4,420)
Selling, marketing and project promotion expenses	(2,458)	(2,314)	(904)	(591)
Development expenses	(1,804)	—	(705)
Transaction costs in respect of acquisition of activity in the United States		(6,990)		(3,611)
Other income	18,269	396	17,351	396
	(7,767)	(17,993)	7,880	(8,226)
Operating profit	67,838	21,536	39,041	3,706
Finance income	19,181	22,897	5,878	7,812
Finance expenses	(50,465)	(28,316)	(18,802)	(10,757)
Total finance expenses, net	(31,284)	(5,419)	(12,924)	(2,945)
Profit before tax and equity losses	36,554	16,117	26,117	761
Share of losses of equity accounted investees	(72)	(139)	(2)	(44)
Profit before income taxes	36,482	15,978	26,115	717
Taxes on income	(9,324)	(2,419)	(6,820)	(62)
Profit for the period	27,158	13,559	19,295	655
Other comprehensive income (loss):
Amounts which will be classified in the future under profit or loss, net of tax:
Foreign currency translation for foreign operations	22,821	(28,870)	(20,481)	(20,919)
Effective portion of changes in fair value of
cash flow hedging, net	38,679	10,755	5,245	2,968
Other comprehensive income item that will not be transferred to profit or loss:
Currency translation adjustment	(115,794)	2,137	(20,082)	6,794
Total other comprehensive loss for the period	(54,294)	(15,978)	(35,318)	(11,157)
Total comprehensive income (loss) for the period	(27,136)	(2,419)	(16,023)	(10,502)
The notes to the condensed consolidated financial statements are an integral part thereof.

	For the nine months period ended		For the three months period ended
	September 30 2022	September 30 2021	September 30 2022	September 30 2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Profit for the year attributed to:
Owners of the Company	19,436	7,455	16,757	(542)
Non-controlling interests	7,722	6,104	2,538	1,197
	27,158	13,559	19,295	655
Comprehensive income (loss) for the year attributed to:
Owners of the Company	(19,565)	(3,380)	(11,844)	(8,925)
Non-controlling interests	(7,571)	961	(4,179)	(1,577)
	(27,136)	(2,419)	(16,023)	(10,502)
Earnings per ordinary share (in USD) with a par value of NIS 0.01 attributable to owners of the Company:
Basic earnings per share	0.02	0.01	0.02	0.00
Diluted earnings per share	0.02	0.01	0.02	0.00
Weighted average of share capital used in the calculation of profit:
Basic per share	959,047,390	897,066,785	985,379,153	918,228,115
Diluted per share	985,699,275	930,626,143	1,011,507,025	918,228,115
The notes to the condensed consolidated financial statements are an integral part thereof.

Enlight Renewable Energy Ltd.
Condensed consolidated statements of changes in equity
	For the nine months period ended September 30, 2022 (unaudited)
	Owners of the company
				Capital reserves
	Share capital	Share premium	Proceeds on account of convertible options	Controlling shareholders(1)	Transactions with non- controlling interests(1)	Transactions Share-based payment(1)	Hedge reserve(1)	Translation reserve from foreign operations(1)	Translation reserve from currency presentation(1)	Accumulated loss	Total attributable to the owners of the company	Non- controlling interests	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Balance as of January 1, 2022	2,549	556,161	10,405	5,378	(19,432)	20,100	(14,548)	(54,960)	58,948	(31,963)	532,638	224,743	757,381
Income for the period	—	—	—	—	—	—	—	—	—	19,436	19,436	7,722	27,158
Other comprehensive income:
Fair value changes of financial instruments used for cash flow hedging, net of tax	—	—	—	—	—	—	22,565	—	—	—	22,565	16,114	38,679
Exchange differences due to translation of foreign operations	—	—	—	—	—	—	—	25,441	—	—	25,441	(2,620)	22,821
Other comprehensive loss item that will not be transferred to profit or loss:
Presentation currency translation adjustment	—	—	—	—	—	—	—	—	(87,007)	—	(87,007)	(28,787)	(115,794)
Total other comprehensive income (loss) for the period	—	—	—	—	—	—	22,565	25,441	(87,007)	—	(39,001)	(15,293)	(54,294)
Total comprehensive income (loss) for the period	—	—	—	—	—	—	22,565	25,441	(87,007)	19,436	(19,565)	(7,571)	(27,136)
Share-based payment	—	—	—	—	—	12,093	—	—	—	—	12,093	—	12,093
Issuance of convertible debentures	—	—	5,091	—	—	—	—	—	—	—	5,091	—	5,091
Conversion of share options	3	—	—	—	—	—	—	—	—	—	3	—	3
Issuance of shares	270	206,355	—	—	—	—	—	—	—	—	206,625	—	206,625
Investment in consolidated entity	—	—	—	—	—	—	—	—	—	—	—	757	757
Dividends and distribution to by non-controlling interest in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(2,949)	(2,949)
	273	206,355	5,091	—	—	12,093	—	—	—	—	223,812	(2,192)	221,620
Balance as of September 30, 2022	2,822	762,516	15,496	5,378	(19,432)	32,193	8,017	(29,519)	(28,059)	(12,527)	736,885	214,980	951,865

(1)
Total Capital reserves of (31,422) (USD in thousands)

The notes to the condensed consolidated financial statements are an integral part thereof.

	For the nine months period ended September 30, 2021 (unaudited)
	Owners of the company
				Capital reserves
	Share capital	Share premium	Proceeds on account of convertible options	Controlling shareholders(1)	Transactions with non- controlling interests(1)	Transactions Share-based payment(1)	Hedge reserve(1)	Translation reserve from foreign operations(1)	Translation reserve from currency presentation(1)	Accumulated loss	Total attributable to the owners of the company	Non- controlling interests	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Balance as of January 1, 2021	2,239	380,529	—	5,378	(19,432)	13,615	(8,325)	(2,350)	37,080	(43,180)	365,554	146,851	512,405
Income for the period	—	—	—	—	—	—	—	—	—	7,455	7,455	6,104	13,559
Other comprehensive income:
Fair value changes of financial instruments used for cash flow
hedging, net of tax	—	—	—	—	—	—	8,862	—	—	—	8,862	1,893	10,755
Exchange differences due to translation of foreign operations	—	—	—	—	—	—	—	(21,917)	—	—	(21,917)	(6,953)	(28,870)
Other comprehensive loss item that will not be transferred to profit or loss:
Presentation currency translation adjustment	—	—	—	—	—	—	—	—	2,220	—	2,220	(83)	2,137
Total other comprehensive income (loss) for the period	—	—	—	—	—	—	8,862	(21,917)	2,220	—	(10,835)	(5,143)	(15,978)
Total comprehensive income (loss) for the period	—	—	—	—	—	—	8,862	(21,917)	2,220	7,455	(3,380)	961	(2,419)
Share-based payment	—	—	—	—	—	2,789	—	—	—	—	2,789	—	2,789
Issuance of convertible debentures	—	—	10,387	—	—	—	—	—	—	—	10,387	—	10,387
Conversion of share options	3	—	—	—	—	—	—	—	—	—	3	—	3
Issuance of shares	284	175,681	—	—	—	—	—	—	—	—	175,965	—	175,965
Initial consolidation of Bjorn	—	—	—	—	—	—	—	—	—	—	—	23,059	23,059
Investment by non- controlling interest in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	48,849	48,849
Dividends and distribution to by non-controlling interest in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(1,310)	(1,310)
	287	175,681	10,387	—	—	2,789	—	—	—	—	189,144	70,598	259,742
Balance as of September 30, 2021	2,526	556,210	10,387	5,378	(19,432)	16,404	537	(24,267)	39,300	(35,725)	551,318	218,410	769,728

(1)
Total Capital reserves of 17,920 (USD in thousands)

The notes to the condensed consolidated financial statements are an integral part thereof.

Enlight Renewable Energy Ltd.
Condensed consolidated statements of cash flows
	For the nine months period ended
	September 30 2022	September 30 2021
	(Unaudited)	(Unaudited)
	USD in thousands	USD in thousands
Cash flows for operating activities
Profit for the period	27,158	13,559
Adjustments required to present cash flows from operating activities (Annex A)	35,717	7,941
Cash from operating activities	62,875	21,500
Interest receipts	3,526	904
Paid interest	(25,322)	(19,046)
Paid tax income	(3,105)	(3,228)
Repayment of contract assets	15,430	27,391
Net cash from operating activities	53,404	27,521
Cash flows for investing activities
Acquisition of consolidated companies (See Annex B)	(2,053)	(156,496)
Restricted cash, net	(108,076)	13,295
Purchase, development and construction of fixed assets	(446,594)	(292,469)
Investment in deferred costs in respect of projects	(17,769)	(14,365)
Proceeds from sale (purchase) of short-term financial assets measured at fair value through profit or loss, net	166	(5,169)
Investments in bank deposits	(45,406)	—
Purchase of long term financial assets measured at fair value through profit or loss	(5,667)	(9,406)
Payments on account of acquisition of consolidated company	(4,000)	—
Loan to investee	(16,362)	(3,320)
Investment in investee	(2,477)	(8,288)
Loan to non-controlling interests	—	(6,442)
Net cash used in investing activities	(648,238)	(482,660)
The notes to the condensed consolidated financial statements are an integral part thereof.

	For the nine months period ended
	September 30 2022	September 30 2021
	(Unaudited)	(Unaudited)
	USD in thousands	USD in thousands
Cash flows from financing activities
Receipt of loans from banks and other financial institutions	385,522	512,467
Repayment of loans from banks and other financial institutions	(37,181)	(274,071)
Issuance of shares	206,625	175,109
Exercise of share options	3	3
Issuance of bonds	—	107,118
Issuance of convertible debentures	47,755	106,619
Repayment of debentures	(16,620)	(17,348)
Dividend distribution in consolidated companies	—	(135)
Distribution of profits in consolidated partnership	(2,949)	(404)
Proceeds from settlement of derivative financial instruments	12,986	—
Deferred borrowing costs	(3,198)	(7,801)
Receipt of loans from non-controlling interests	18,308	—
Repayment of loans from non-controlling interests	(2,324)	(9,817)
Proceeds from investment in entities by non-controlling interest	757	47,935
Repayment of lease liability	(3,556)	(3,341)
Net cash from financing activities	606,128	636,334
Increase in cash and cash equivalents	11,294	181,195
Balance of cash and cash equivalents at beginning of period	265,933	99,330
Impact of changes in exchange rates on held cash balances in foreign currency	(34,467)	2,693
Cash and cash equivalents at end of period	242,760	283,218
The notes to the condensed consolidated financial statements are an integral part thereof.

	For the nine months period ended
	September 30 2022	September 30 2021
	(Unaudited)	(Unaudited)
	USD in thousands	USD in thousands
Annex A—Adjustments Required to Present
Cash Flows from Operating Activities:
Income and expenses not associated with cash flows:
Depreciation and amortization	28,813	14,394
Finance expenses in respect of project finance loans	39,464	22,002
Finance expenses in respect of loans from non-controlling interests	1,009	921
Finance expenses in respect of contingent consideration	(15,507)	810
Fair value changes of financial assets measured at fair value through profit or loss	(2,600)	(1,854)
Share-based payment	7,533	1,814
Deferred taxes	4,580	1,169
Finance income from contract asset in respect of concession arrangements	(14,573)	(19,250)
Interest income from loans to investees	(863)	(1,171)
Exchange differences and others	(528)	917
Finance expenses in respect of lease liability	1,401	894
Company’s share in losses of investee partnerships	72	170
Finance expenses (income) in respect of forward transaction	3,835	(87)
	52,636	20,729
Changes in assets and liabilities items:
Decrease (increase) in other receivables	(4,253)	2,102
Increase in trade receivables	(27,022)	(7,558)
Increase (decrease) in other payables	14,892	(7,861)
Increase (decrease) in trade payables	(536)	373
Increase in provisions for employees	—	156
	(16,919)	(12,788)
	35,717	7,941
The notes to the condensed consolidated financial statements are an integral part thereof.

	For the nine months period ended
	September 30 2022	September 30 2021
	(Unaudited)	(Unaudited)
	USD in thousands	USD in thousands
Annex B—Acquisition of Newly Consolidated Companies:
Working capital (except for cash and cash equivalents)	88	(42,905)
Fixed assets, net	—	122,128
Intangible assets	1,659	154,714
Financial liabilities at fair value through profit or loss	—	(82,082)
Deferred borrowing costs	—	5,738
Deferred costs in respect of projects	306	109,966
Investment in investee	—	(39,803)
Loan to investee	—	(24,512)
Deferred taxes	—	26
Loan from non-controlling interests	—	(23,551)
Non-controlling interests	—	(22,590)
Right-of-use asset and lease liability, net	—	(634)
Total consideration which was paid after deducting cash (cash surplus upon consolidation) in consolidated companies	2,053	156,495
Annex C—Material Non-Cash Investing and Financing Activities
During the first three quarters of 2022, the Company worked on the continued construction of the Gecama wind project in Spain, the Bjorn wind project in Sweden, and the construction of Emek HaBacha project in Israel, for which a total of approximately USD 27.9 million, USD 5.2 million and USD 16.2 million, respectively, were financed through supplier credit.
The notes to the condensed consolidated financial statements are an integral part thereof.

Enlight Renewable Energy Ltd.
Notes to the condensed consolidated financial statements as of September 30, 2022
Note 1—General
A. Enlight Renewable Energy Ltd. (hereinafter: the “Company”) is a public company located in Israel, whose shares are listed on the Tel Aviv Stock Exchange (hereinafter: the “Stock Exchange”). The Company’s address is 13 Amal St., Park Afek, Rosh Ha’ayin, Israel. As of the reporting date, the Company is engaged in the renewable energy industry. Since May 2018, the Company has no controlling shareholder and/or a control core.
B. The Company is engaged in the initiation, planning, development, construction and operation of projects for the production of electricity from renewable energy sources in Israel and abroad. The Company has three geographical operating segments in its financial statements, pertaining to the management and construction of properties, to the initiation, purchase, construction and operation of projects for the production of electricity from renewable energy sources in Israel, Central-Eastern Europe, Western Europe, and another segment involving the management and construction of facilities (see Note 7). In its activities, the Company is engaged, inter alia, in architectural and engineering planning of the aforementioned projects for the production of electricity, in purchasing the components which are required for the construction of those projects, in building the projects, in securing the regulatory permits and licenses which are required for the construction of each project, in the production and sale of electricity to the electric corporation, and in the operation of those facilities, once completed.
Note 2—Basis for preparation of the financial statements
A. Statement of compliance with international financial reporting standards:
The condensed interim consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and do not include all information which is required in full annual financial statements. It should be read in conjunction with the consolidated financial statements as of and for the year ended December 31, 2021 (hereinafter: the “Annual Statements”).
The condensed interim consolidated financial statements were approved for publication by the Group’s board of directors on December 7, 2022.
B. Use of estimates and judgment:
The preparation of the condensed interim financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. It is hereby clarified that actual results may differ from these estimates.
The discretion exercised by management in applying the Group’s accounting policy, and the main assumptions used for estimates involving uncertainty, are consistent with those used in the Annual Statements, as described in Note 3.
C. Income taxes in the interim reports:
Income taxes for the presented periods include the total current taxes, and the total change in deferred tax balances, except for deferred taxes due to transactions carried directly to equity.
Current tax expenses in interim periods are accumulated using the average annual effective income tax rate. For the purpose of calculating the effective income tax rate, tax losses for which deferred tax assets were not recognized, which are expected to reduce the tax liability in the reporting year, are amortized.

D. Exchange rates and linkage base:
(1) The financial statements of each of the Group’s subsidiaries were prepared in the currency of the main economic environment in which it operates (hereinafter: the “Functional Currency”). For the purpose of consolidating the financial statements, results and financial position of each of the Group’s member companies are translated into the NIS, which is the Company’s functional currency. The Group’s consolidated financial statements are presented in USD. For details regarding the exchange rates, and changes thereto, during the presented periods, see section (3).
(2) Balances linked to the consumer price index in Israel (hereinafter: the “CPI”) are presented according to the last known index on the balance sheet date (known CPI), or according to the index with respect to the last month of the reporting period (CPI in lieu), in accordance with the terms of the transaction.
(3) Presented below are data regarding the exchange rates and CPI:
	Representative exchange rate of the				CPI (*)
	EUR	NIS	HUF	HRK	Known CPI
	(To USD 1)				In points
Date of the financial statements:
As of September 30, 2022	0.984	0.28	0.0023	0.131	109.1
As of December 31, 2021	1.132	0.32	0.0032	0.150	104.5
Rates of change:	%	%	%	%	%
For the nine months period ended:
As of September 30, 2022	(13.1)	(12.5)	(28.1)	(12.7)	4.4
As of September 30, 2021	(5.7)	(0.4)	(4.5)	(5.2)	2.2

(*)
Base: 2012 average = 100.

E. Seasonality:
The Group’s electricity proceeds in condensed interim consolidated financial statements are affected by seasonality due to weather conditions during the seasons of the year. In the summer months, when sunlight is strong and wind is weak, the output of photovoltaic systems increases, and the output of wind systems decreases; while in the winter months, when sunlight is relatively weak and wind is relatively strong, the output of photovoltaic systems decreases, and the output of wind systems increases. Accordingly, the first and fourth quarters are considered quarters with lower output from solar energy and higher output from wind energy, while the second and third quarters have higher output from solar energy and lower output from wind energy.
Note 3—Significant accounting policies
A. New standards, amendments to standards and interpretations which have not yet been adopted
Amendment to IAS 1, presentation of financial statements: non-current liabilities with financial covenants
Publication requirements
The amendment replaces the requirements specified in the amendment to IAS 1 regarding the classification of liabilities as current or non-current, published in January 2020, in respect of the classification of liabilities which include the requirement to fulfill financial covenants.
The current amendment, as published in October 2022, cancels the “hypothetical test” which was established in the aforementioned amendment, and determined that financial covenants which an entity is required to fulfill after the reporting date will not affect the classification of a liability as current or non-current. The current amendment also adds disclosure requirements in respect of liabilities which are subject to the evaluation of financial covenants within 12 months after the reporting date, such as disclosure regarding the nature of the financial covenants, the date when it is required to fulfill them, and facts and circumstances indicating that the entity could have difficulty fulfilling the covenants.
Application and transitional provisions
The amendment will enter into effect for reporting periods beginning on January 1, 2024. Early adoption is permitted. If the amendment is adopted early, it will be adopted along with the other provisions of the amendment to IAS 1 regarding the classification of liabilities as current or non-current, which was published in January 2020, and whose date of initial adoption was postponed to January 1, 2024. The amendment will be adopted retrospectively, including the adjustment of comparative figures.
Implications
The Group has not yet begun evaluating the implications of the standard’s adoption on the financial statements.
Note 4—Significant transactions and events during the reporting period
A. Engagement in an agreement to acquire energy storage systems for the Company’s series of solar projects in Israel
On January 2, 2022, the Company engaged in an agreement for the acquisition of battery-based electricity storage systems with a total capacity of approximately 430 megawatts, for the Company’s series of solar projects with integrated energy storage, which are planned for construction in Israel (the “Agreement”), as follows:
The acquired systems include Sungrow’s integrated storage solution, which is based on lithium-ion batteries that are produced by CATL (see details below) for Sungrow.
The acquired systems are intended for installation in a significant part of the projects which will be built as part of the Company’s winning of two tenders of the Electricity Authority for the construction of electricity production facilities using photovoltaic technology with integrated energy storage.
The total consideration in respect of the purchase will be in the range of approximately USD 75-80 million and will be paid upon the fulfillment of certain milestones, against the provision of guarantees by Sungrow.
B. Obtaining all of the approvals for the construction of the Solar Coggon project in the United States, with a capacity of approximately 120 megawatts
On January 26, 2022, the American subsidiary Clēnera Holdings LLC (hereinafter: “Clēnera”), which is held by 90.1% by the Company, secured, through a dedicated project company, all of the approvals for the commencement of construction (“RTB”, Ready to Build) in respect of the Coggon Solar project, including interconnection to the transmission grid, as well as a power purchase agreement in respect of all of the electricity which will be produced in the project, over a period of 20 years, at a fixed price. The project, whose economic interests are held approximately 100% by Clēnera, is located in Iowa, USA, and is expected to produce electricity using photovoltaic technology with a capacity of approximately 120 megawatts.
The Company is promoting an arrangement for the receipt of project finance in respect of the project, at a scope of approximately 75%-80% of the total investment cost, including the potential use of a tax partner (tax equity), and is currently conducting negotiations with several creditors for this purpose.
C. Obtaining all of the approvals for the full commercial operation of all sections of the farm in Selac wind project in Kosovo, with a capacity of approximately 105 megawatts
On February 27, 2022, approval was received from the Energy Regulatory Office (ERO) in Kosovo, for the full commercial operation of all sections of the farm in the Selac wind farm, by the end of 2021 two of the farm’s three sections already commenced operation, including full eligibility for revenue in respect of them, as well as 60%

of the third section. The approval constitutes final approval for the receipt of the full tariff, in respect of the last 9 turbines, and 27 turbines in total.
Throughout the first 12 years of the project, the project’s revenues are guaranteed through a power purchase agreement at a fixed price, and subsequently, during the remainder of the operating period, which is estimated at another approximately 13-18 years, the electricity will be sold on the merchant market.
D. Issuance of shares and extension of convertible debentures (Series C)
On March 6, 2022, the Company completed an issuance of 30,443,900 ordinary Company shares, with a par value of NIS 0.01 each, as part of a uniform offer, and by way of a tender over the unit price. Some of the ordinary shares were issued to a number of classified investors, as part of a tender for classified investors which took place before the issuance. The total (gross) consideration amounted to approximately NIS 228.9 (USD 70.5) million.
Additionally, on the same date, the Company completed an issuance of debentures (Series C), by way of a series extension over the unit price, at a total scope of 164,363,000 par value, for a total gross consideration of approximately NIS 155.8 (USD 48) million. Some of the debentures (Series C) were issued to a number of classified investors, as part of a tender for classified investors which took place before the issuance.
The Company received from the Tax Authority pre-approval for the method used to calculate the standard weighted discount rate in respect of the entire series of debentures (Series C) after the extensions. According to that calculation, the discount rate for the entire series is 4.99%. Additionally, Midroog Ltd. approved a rating of A2.il, stable rating outlook, for the series extension, at a total scope of up to NIS 567 (USD 174.7) million par value of the debentures (Series C), and for the entire series of the debentures (Series C).
After the performance of the aforementioned extensions, and as of the balance sheet date, the total scope of the debentures (Series C) amounts to 531,583,000 par value.
E. Emek HaBacha project—commercial operation
On March 27, 2022, the Company reported the receipt of the permanent production license, and the commencement of commercial operation of Emek HaBacha project, a project for the production of electricity through wind turbines in Israel, with an installed capacity of approximately 109 MW (hereinafter: the “farm”).
The farm’s production tariff in 2022 is approximately 35.93 agorot (11.15 USD cent) per kWh, which will subsequently be linked, once per year, to the consumer price index, in accordance with the terms of the arrangement which applies in the segment. The guaranteed tariff period is 20 years.
F. Private allocation of options to employees
On February 8, 2022, the Company allocated, in a private allocation, 5,414,000 unlisted options to 9 employees and managers of the Company’s subsidiary in the United States (Clēnera) (who are employed on an employer-employee basis).
On February 13, 2022, the Company allocated, in a private allocation, 2,820,000 unlisted options of the Company to 21 employees and managers of the Company.
On April 17, 2022, the Company allocated, in a private allocation, 2,692,500 unlisted options to 72 employees and managers of the Company’s subsidiary in the United States (Clēnera) who are employed on an employer-employee basis.
On June 28, 2022, the Company allocated, in a private allocation, 2,460,000 unlisted options to 10 employees and managers of the Company, who are employed on an employer-employee basis.
On September 1, 2022, the Company allocated, in a private allocation, 1,070,000 unlisted options to 12 employees and managers of the Company who are employed on an employer-employee basis, and to an additional employee of the Company’s subsidiary in the United States (Clēnera) (who is employed on an employer-employee basis).

The allocations were performed by virtue of the Company’s options plan and the Company’s options outline, as described in Note 20A to the Company’s consolidated financial statements for 2021.

G.
Update to the terms of the PPA for the Bjorn project in Sweden

On June 19, 2022, an update was signed with respect to the terms of the PPA agreement for the Bjorn wind project in Sweden, in a scope of 372 megawatts, which is in advanced stages of construction, and which was originally signed in December 2020, vis-à-vis a tier 1 corporation, to increase the price of the electricity which will be sold under the PPA, and to increase the proportion of sold electricity out of the project’s total production, as specified below:
1. The price of the electricity which will be sold under the agreement was increased by 22% throughout the entire period of the agreement (10 years).
2. The amount of electricity sold under the PPA during years 1-5 was increased to a rate of 70% of the total electricity which will be produced in the project, as compared with 50% in the original agreement.
3. During years 6-10 there will be no change in the scope of electricity sold (50% of production), and the 22% price increase will apply, as stated above, to those years as well.
The remaining produced electricity is expected to be sold in the Nordic power market.
After the cutoff date, the project commenced commercial operation. For details, see Note 8.
H. Gecama wind energy project in Spain—commencement of commercial operation and sale of electricity
On June 26, 2022, the Gecama wind project in Spain, with a capacity of approximately 329 MW (hereinafter: the “project”), received approval from the Spanish authorities for the operation of the first part of the project, with a capacity of 182 MW. The operation of the turbines, and the sale of the produced electricity, began immediately, and is expected to increase gradually, until full commercial operation is reached. Regulations in Spain allow, during the aforementioned process, selling the produced electricity to the grid on the free market (merchant).
I. Change of estimate in the accounting treatment of the Halutziot project
During the second quarter of 2022, in light of the significant change to the terms of the concession arrangement vis-à-vis the state, which included the execution of significant technological changes to the Halutziot facility, and the expansion thereof in a manner which will increase the capacity and effectiveness of production, the Company re-evaluated the application of IFRIC 12 (hereinafter: the “interpretation”), and concluded that the facility is no longer under the scope of that interpretation. As a result, the balance of the contract asset in the amount approximately USD 161 million was reclassified into a fixed asset and starting from the second quarter of 2022, the Halutziot facility is treated as a fixed asset measured by cost model.
J. Purchase of solar and wind portfolio in Croatia which is in development stages, in a cumulative scope of approximately 525 megawatts
On July 3, 2022, the Company signed an agreement for the joint purchase and development of a portfolio of projects for the production of electricity from renewable energy sources in Croatia, which are in various stages, with an aggregate capacity of approximately 525 megawatts (hereinafter: the “portfolio” or the “projects”), as specified below.
The portfolio is comprised of five projects in Croatia which are held through dedicated project companies, four of which are solar, in a cumulative scope of 386 megawatts, and a wind project in a cumulative scope of 139 megawatts.
On July 10, 2022, the Company closed the transaction for the acquisition of the portfolio, and thereby completed the first milestone in the transaction. The entire stake was transferred to the Company upon the payment of the first milestone, and against the provision of a company guarantee to secure the following milestones. The amount which was paid on that date for the shares, with respect to the first milestone, constitutes an immaterial part of the total consideration, and is an amount which is immaterial to the Company. Most of the consideration will be paid upon the completion of development, and obtaining all of the permits for RTB, thereby creating limited exposure for the Company in the initial stages.
Subject to the maturation of the projects, the portfolio’s total construction cost is estimated at approximately EUR 400 million, and it includes the development costs and the payment of consideration to the sellers, based on a milestone payment mechanism, in accordance with the progress on the development of the projects.
K. Update and improvement of the terms of the power purchase agreement for the Atrisco solar project in the United States with a capacity of approximately 360 MW and approximately 1,200 MW of storage
On July 7, 2022, Clēnera reached an agreement with the acquiring utility to increase the price of purchased electricity and energy storage which will be produced in Atrisco solar project (hereinafter: the “project”). Regulatory approval was also given for the amendment, and it thereby entered into effect.
The foregoing update regulates an increase of approximately 24% in the price which will be paid with respect to the sale of the electricity which will be produced from solar energy, and an increase of approximately 26% with respect to energy storage availability payments. The update also includes an increase of the guarantees which were provided in favor of the New Mexico Public Regulation Commission (“NMPRC”), as a result of the increase in expected revenue.
The Company expects the project’s operating period to be around 35 years, where during the first 20 years the electricity will be sold under the PPA, and in the subsequent 15 years, the electricity will be sold in market (merchant) conditions.
On September 18, an agreement was signed in respect of doubling the project’s storage component, from a capacity of 600 megawatt hours to a capacity of 1,200 megawatt hours. The agreement has received the required regulatory approvals and includes an increase of the guarantees which were provided to the NMPRC, as a result of the increase in the expected revenue.
L. Acquisition of an additional solar and wind portfolio in the United States in development stages, in a cumulative scope of approximately 2.2 gigawatts DC and approximately 3.8 gigawatts of storage hours
On July 24, 2022, the Company signed a term sheet for the purchase of a portfolio of projects for the production of electricity from renewable energy sources in the United States, which are in various stages of development, with an aggregate capacity of approximately 2.2 gigawatts DC and approximately 3.8 gigawatts of storage hours (hereinafter: the “portfolio” or the “projects”), as specified below.
The sellers are Parasol Renewable Energy Holdings (hereinafter: the “sellers”), a company controlled by the original entrepreneurs of the Company’s subsidiary, Clēnera.
The portfolio is comprised of four projects in three U.S. states, and includes an advanced series of projects, located near other projects which the Company is currently developing in Arizona, Utah and Montana. Once the acquisition is completed, the Company will gain control of the entire potential of the project Co Bar Solar LLC and will grow it to a scope of approximately 1.2 gigawatts DC, as compared with approximately 580 megawatts DC before the acquisition.
The transaction outline is comprised of an initial payment in the amount of approximately USD 21 million, and a success-based payment in a cumulative scope of up to USD 46 million, depending on the completion of the projects’ development. The success-based payment component will be paid once development has been completed and once all of the permits and approvals for full RTB status have been secured. The initial payment also includes reimbursement of the development costs which have been invested in the portfolio until now and will be financed using the Company’s own sources. The projects are held through dedicated project companies, and the entire stake therein will be transferred to the Company once the transaction has been signed.

M. Allocation of shares to institutional entities of Altshuler Shaham Group in a private issuance
On August 16, 2022, the Company allocated 57,692,308 ordinary Company shares with a par value of NIS 0.01 each to member companies of Altshuler Shaham Group, in private issuances, at a price of NIS 7.8 per share. The total consideration for the shares amounted to approximately NIS 450 million (USD 137 million).
N. Financial closing of the Apex project in the United States with a capacity of approximately 105 megawatts
On September 11, 2022, the Company reached financial closing to finance the Apex Solar project with a capacity of 105 megawatts DC in Montana, USA (hereinafter: the “project”).
The financing will be implemented in two stages: financing for the construction period, and financing for the operating period.
The construction financing will be provided by a consortium of two lenders: Bank of America and Nord LB.
The funding for the operating period will be provided for a period of 25 years, in a sale-lease back framework, which also include the assignment of the tax benefits in the project. The outline includes the sale of the project equipment to the bank at market conditions, and the releasing thereof in consideration of fixed payments during the project’s operating period. The financing will be provided by the bank Huntington Bancshares.
Presented below is a summary of the funding conditions in each of the stages:
Stage A—Financing for the construction period:
The financing will be provided in a limited recourse project financing framework, to the SPV which is held entirely by the subsidiary Clēnera. The loan will be at a rate of approximately 90% of the project’s investment cost, which is estimated at a scope of approximately USD 127 million. Accordingly, the loan facility will amount to approximately USD 116 million, and will be repaid at the end of the construction period, through long-term funding (see Stage B—long-term financing), while the remaining required capital will be provided by the Company.
Presented below are the main financing terms:
Loan period—The remaining construction period.
Interest—margin of 0.6%-1% over the base interest rate (SOFR).
Main events signifying a demand for immediate repayment—A demand for immediate repayment of the loan may be presented in case of severe breaches which were specified, primarily including a breach of material representations or undertakings; insolvency, fundamental breach or cancellation of the long term agreement, and abandonment of the project.
Main collateral—In accordance with the standard practice for project finance, including a pledge on the project company’s assets, cash flow rights, land rights, insurance, collateral from the project contractors, etc. Additionally, a company guarantee of a restricted amount will be provided for the construction period, in respect of specific events which were determined.
Stage B—Long term financing:
The net financing facility will amount to approximately USD 127 million, over a term of 25 years commencing project’s commercial operation date. The facility will be paid off by predetermined lease installments. The balance of equity required for the construction of the project was invested by the Company, and upon the conclusion of construction it will amount to a total of approximately USD 28 million. The Company has an early buy out option according to the fixed price which was determined in the lease agreement.
Presented below are the main terms of the agreement:
Agreement period—6-25 years, depending on the exercise of the early buy out option which is available to the Company, according to the fixed price which was determined in the lease agreement.

Repayments—Semi-annual, based on a DSCR of 1.2.
Main events signifying a demand for immediate repayment—A demand for immediate repayment of the loan may be presented in case of severe breaches which were specified, primarily including a breach of material representations or undertakings; Insolvency, fundamental breach or cancellation of one of the material project documents.
Main collateral—According to the standard conditions in sale lease back transactions, including cash flow rights, land rights, insurance policies, collateral from the project contractors, etc.
A limited company guarantee will also be provided to cover the project’s routine operating expenses, and to secure the amount of the tax credit.
O. Update of the liabilities in respect of performance-based (“earn out”) consideration and put option in connection with the transaction to acquire Clēnera
As stated in Note 8A(1) to the consolidated financial statements as of December 31, 2021, regarding the signing of the agreement to acquire Clēnera, the consideration in the transaction was comprised of upfront payments which were paid in cash on the transaction closing date, and of future performance-dependent (hereinafter: the “earn out”) payments, distributed until 2025, subject to and in accordance with the projects’ rate of commercial operation. The founders were also given the possibility, 5 years after the closing of the transaction, to exercise a put option in respect of their holdings in Clēnera, in accordance with an agreed-upon mechanism which is derived, inter alia, from the proceeds from the acquisition of 90.1% of the holdings in Clēnera.
During the third quarter of 2022, changes occurred in the Company’s estimates regarding the date of commercial operation of a limited number of projects, in the range of up to one year, relative to the previous estimates. In accordance with this change, the Company updated the calculation regarding the value of the contingent performance-based earn out consideration in the amount of approximately NIS 52,963 thousand (USD 15,967 thousand), and the calculation regarding the value of the liability in respect of the put option in the amount of approximately NIS 8,377 thousand (USD 2,525 thousand).
The total impact of the change in the estimated date of commercial operation amounted to approximately NIS 61,340 thousand (USD 18,493 thousand) and was recorded as “other income” in the statement of income.
P. Decision of the Electricity Authority in Israel regarding the regulation of the market model for production and storage facilities connected to the distribution grid
On September 7, 2022, the Electricity Authority published decision no. 63704—“market model for production and storage facilities which are connected to or integrated into the distribution grid” (hereinafter: the “decision”). This decision regulates the activity of production and storage facilities which are connected to or integrated into the distribution grid, and particularly the possibility for those facilities to sell electricity directly to holders of supply licenses (hereinafter: “private suppliers”). The decision also updates the regulation of the activity involving the sale of electricity to consumers through private suppliers (hereinafter: the “arrangement”). The arrangement will enter into effect on January 1, 2023, except for the possibility to attribute production facilities to private suppliers, which will enter into effect on January 1, 2024. Until the date when this possibility enters into effect, facilities which operate under the arrangement will be associated to a default supplier (the regional electricity distributor).
The Company is evaluating the consequences of the new arrangement on its activity.

Note 5—Revenues
	For the nine months period ended September 30		For the three months period ended September 30
	2022	2021	2022	2021
	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Sale of electricity	118,699	53,399	52,484	18,007
Operation of facilities	5,538	8,981	1,527	2,447
Construction services	—	2,640	—	683
Management and development fees	7,066	2,404	2,353	1,635
Total	131,303	67,424	56,364	22,772
Note 6—Financial Instruments
A. Financial instruments measured at fair value:
The table below presents an analysis of financial instruments periodically measured at fair value, using a valuation method based on the various levels of the hierarchy.
The different levels were defined as follows:

•
Level 1: Quoted (non-adjusted) prices in an active market for identical instruments.

•
Level 2: Directly or indirectly observable inputs which are not included in Level 1 above.

•
Level 3: Inputs which are not based on observable market inputs.

	As of September 30, 2022 (unaudited)
	Level 1	Level 2	Level 3	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Fair value of items which are periodically measured at fair value:
Financial assets at fair value:
Financial assets measured at fair value through profit or loss	32,125	—	—	32,125
Contracts in respect of forward transactions	—	3,287	—	3,287
Interest rate swaps	—	81,115	—	81,115
Non-marketable shares measured at fair value through profit or loss	—	—	34,108	34,108
Financial liabilities at fair value:
Transactions to peg electricity prices swap (CFD differences contract)	—	(81,976)	—	(81,976)
Contracts in respect of forward transactions		(820)		(820)
Performance-based (“earn out”) contingent consideration	—	—	(46,664)	(46,664)

	As of December 31, 2021 (audited)
	Level 1	Level 2	Level 3	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Fair value of items which are periodically measured at fair value:
Financial assets at fair value:
Financial assets measured at fair value through profit or loss	39,364	—	—	39,364
Contracts in respect of forward transactions	—	9,998	—	9,998
Interest rate swaps	—	7,457	—	7,457
Non-marketable shares measured at fair value through profit or loss	—	—	28,682	28,682
Financial liabilities at fair value:
Interest rate swaps	—	(2,627)	—	(2,627)
Contracts in respect of forward transactions	—	(8,831)	—	(8,831)
Transactions to peg electricity prices swap (CFD differences contract)	—	(31,352)	—	(31,352)
Performance-based (“earn out”) contingent consideration	—	—	(61,362)	(61,362)
B. Fair value of items which are not measured at fair value in the statement of financial position:
Except as specified in the following table, the Group believes that the carrying values of financial assets and liabilities which are presented at amortized cost in the financial statements are approximately identical to their fair value:
		Carrying value as of		Fair value as of
	Fair value level	September 30 2022	December 31 2021	September 30 2022	December 31 2021
		USD in thousands	USD in thousands	USD in thousands	USD in thousands
		(Unaudited)	(Audited)	(Unaudited)	(Audited)
Debentures	Level 1	382,750	408,771	373,076	442,815
Loans from banks and other financial institutions(1)	Level 3	599,990	355,808	647,983	411,456
Liabilities in respect of contingent consideration arrangements(1)	Level 3	2,806	3,123	3,915	5,219
(1) Fair value is determined according to the present value of future cash flows, discounted by an interest rate which reflects, according to the assessment of management, the change in the credit margin and risk level which occurred during the period.
Note 7—Segmental reporting
A. General:
Operating segments are identified based on the internal reports regarding the components of the Company, which are routinely reviewed by the Group’s Chief Operational Decision Maker for the purpose of allocating resource and assessing the performance of operating segments. The reportable segments differ on the level of the geographical regions in which the Company operates, and are evaluated separately in light of the various market characteristics and regulatory characteristics which apply to each of the segments.
The Chief Operating Decision Maker evaluates the Group’s results while distinguishing between: the geographical location and the arrangements which apply to the various projects. The CODM also evaluates the Company’s results for provision of management and construction services for projects which are fully or partially owned by the Company.

Presented below are details regarding the Company’s operating segments, in accordance with IFRS 8:
Israel segment	—	Produces its revenue from the sale of the electricity which is produced through solar energy in Israel, from power purchase agreements at fixed tariffs over extended periods.
Central-Eastern Europe segment	—	Produces its revenue from the sale of the electricity which is produced through wind energy and solar energy in countries of Central-Eastern Europe, mostly at fixed tariffs over extended periods.
Western Europe segment	—	Produces its revenue from the sale of the electricity which is produced through wind energy in countries of Western Europe, mostly at prices determined in the free market (willing buyer to willing seller).
Management and construction segment	—	Produces its revenue from the provision of management services to projects in stages of development, construction or operation, and from the provision of construction services for projects which are fully or partially owned by the Company.
The set of reports which are submitted to the Group’s Chief Operating Decision Maker, for the purpose of allocating resources and assessing the performance of operating resources, is based on an evaluation of solar power systems as fixed asset items which generate electricity revenues, and not as a contract asset (with respect to medium and large systems in Israel which were activated before December 31, 2016). The results of the segments are also based on the Company’s segment adjusted EBITDA which is the Operating Profit adjusted to add the Financial Asset Payments, depreciation and amortization, non-recurring acquisition expense, and share-based compensation expenses attributed to the Company’s reportable segments.
B. Segmental revenues and results:
	For the nine months period ended September 30, 2022 (unaudited)
	Israel	Central- Eastern Europe	Western Europe	Management and construction	Adjustments	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Proceeds from the sale of electricity	55,883	52,499	31,285	7,066	—	146,733
Intercompany management revenues	—	—	—	4,298	(4,298)	—
Segment Revenues	55,883	52,499	31,285	11,364	(4,298)	146,733
Reconciliation—proceeds from sale of electricity recognized as repayment of contract asset under concession arrangement	(15,430)	—	—	—	—	(15,430)
Total Reportable Revenues	40,453	52,499	31,285	11,364	(4,298)	131,303
Adjusted Segment EBITDA	47,990	42,096	22,132	3,224	(13,291)(*)	102,151
Reconciliations of unallocated amounts:
Repayment of contract asset under concession arrangements						(15,430)

	For the nine months period ended September 30, 2022 (unaudited)
	Israel	Central- Eastern Europe	Western Europe	Management and construction	Adjustments	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Depreciation and amortization and share based compensation						(36,346)
Other incomes not attributed to segments						17,463
Operating profit						67,838
Finance income						19,181
Finance expenses						(50,465)
Share in the losses of equity-accounted investees						(72)
Profit before income taxes						36,482
(*) The adjustment includes approximately USD (0.1) million in respect of inter-company cancellations associated with the management and construction segment, and approximately USD 13.4 million of headquarter expenses including general and administrative, project promotion and project development expenses.
	For the nine months ended September 30, 2021 (unaudited)
	Israel	Central- Eastern Europe	Western Europe	Management and construction	Adjustments	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Proceeds from the sale of electricity	42,576	40,670	6,525	5,044	—	94,815
Intercompany management and construction services revenues	—	—	—	7,449	(7,449)	—
Segment Revenues	42,576	40,670	6,525	12,493	(7,449)	94,815
Reconciliation—proceeds from sale of electricity recognized as repayment of contract asset under concession arrangement	(27,391)	—	—	—	—	(27,391)
Total Reportable Revenues	15,185	40,670	6,525	12,493	(7,449)	67,424
Segment Adjusted EBITDA	37,139	33,859	4,912	5,172	(9,182)(*)	71,900
Reconciliations of unallocated amounts:
Repayment of contract asset under concession arrangements						(27,391)
Depreciation and amortization and share based compensation						(15,984)
U.S. acquisition expense						(6,989)
Operating profit						21,536
Finance income						22,897
Finance expenses						(28,316)
Share in the losses of equity-accounted investees						(139)
Profit before income taxes						15,978

(*) The adjustment includes approximately USD 1.5 million in respect of inter-company cancellations associated with the management and construction segment, and approximately USD 7.7 million of headquarter expenses including general and administrative, project promotion and project development expenses.
	For the three months ended September 30, 2022 (unaudited)
	Israel	Central- Eastern Europe	Western Europe	Management and construction	Adjustments	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Proceeds from the sale of electricity	22,499	14,553	21,689	2,354	—	61,095
Intercompany management revenues	—	—	—	1,082	(1,082)	—
Segment Revenues	22,499	14,553	21,689	3,436	(1,082)	61,095
Reconciliation—proceeds from sale of electricity recognized as repayment of contract asset under concession arrangement	(4,731)	—	—	—	—	(4,731)
Total Reportable Revenues	17,768	14,553	21,689	3,436	(1,082)	56,364
Segment Adjusted EBITDA	19,365	11,323	14,652	651	(5,478)(*)	40,513
Reconciliations of unallocated amounts:
Repayment of contract asset under concession arrangements						(4,731)
Depreciation and amortization and share based compensation						(14,204)
Other incomes not attributed to segments						17,463
Operating profit						39,041
Finance income						5,878
Finance expenses						(18,802)
Share in the losses of equity-accounted investees						(2)
Profit before income taxes						26,115
(*) The adjustment includes approximately USD (0.2) million in respect of inter-company cancellations associated with the management and construction segment, and approximately USD 5.65 million of headquarter expenses including general and administrative, project promotion and project development expenses.

	For the three months ended September 30, 2021 (unaudited)
	Israel	Central- Eastern Europe	Western Europe	Management and construction	Adjustments	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Proceeds from the sale of electricity	15,583	12,065	3,703	2,319	—	33,670
Intercompany management and construction services revenues	—	—	—	1,888	(1,888)	—
Segment Revenues	15,583	12,065	3,703	4,207	(1,888)	33,670
Reconciliation—proceeds from sale of electricity recognized as repayment of contract asset under concession arrangement	(10,898)	—	—	—	—	(10,898)
Total Reportable Revenues	4,685	12,065	3,703	4,207	(1,888)	22,772
Segment Adjusted EBITDA	13,641	9,871	2,828	2,210	(3,953)(*)	24,597
Reconciliations of unallocated amounts:
Repayment of contract asset under concession arrangements						(10,898)
Depreciation and amortization and share based compensation						(6,383)
U.S. acquisition expense						(3,610)
Operating profit						3,706
Finance income						7,812
Finance expenses						(10,757)
Share in the losses of equity-accounted investees						(44)
Profit before income taxes						717
(*) The adjustment includes approximately USD 0.4 million in respect of inter-company cancellations associated with the management and construction segment, and approximately USD 3.5 million of headquarter expenses including general and administrative, project promotion and project development expenses.
Note 8—Significant events after the reporting period
A. Commencement of commercial operation and sale of electricity in the Bjorn wind project in Sweden
On October 2, 2022, the Bjorn wind project in Sweden was connected to the local power grid, and commercial operation and sale of electricity in the Nordic power market began gradually.
The Company expects all of the 60 wind turbines in the project to reach commercial operation during the first quarter of 2023.
B. Engagement in agreement to acquire energy storage system for Atrisco Solar project in the United States
On December 4, 2022, the Company signed an agreement to acquire a battery-based electricity storage system with a total capacity of approximately 1,200 MWh for the solar project Atrisco Solar, which will be built in New Mexico, USA (hereinafter, respectively: the “Agreement” and the “Project”).
The agreement was signed with an American company which is active in several states in the field of developing and manufacturing lithium ion (“Li-ion”) batteries. The total consideration for the acquisition will amount to approximately USD 330 million, to be paid upon the fulfillment of milestones, against the provision of guarantees by the supplier.

The project will include a solar production farm with a capacity of 360 MWdc, integrated with an energy storage system, with a capacity of 1,200 MWh.
The project is in pre-construction, and the Company expects to commence in the coming weeks.
The Company also engaged in PPA’s (power purchase agreements) with PNM Resources, the project’s offtaker, for a 20 year period, and has received the regulatory approvals for the agreements.

      shares
                 , 2023
Ordinary shares

Prospectus

J.P. Morgan	BofA Securities

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 6.   Indemnification of directors and officers.
Under the Companies Law, a company may not exculpate a director or officer (i.e., an office holder as defined in the Companies Law) from liability for a breach of the duty of loyalty. An Israeli company may exculpate a director or officer in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care, but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association to be effective upon the closing of this offering include such a provision. An Israeli company may not exculpate in advance a director from liability arising from a breach of a director’s duty of care in connection with a distribution to shareholders (including a prohibited dividend).
Under the Companies Law and the Securities Law, an Israeli company may indemnify a director or officer in respect of the following liabilities, payments and expenses incurred for acts performed as a director or officer, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:
•
financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement confirmed as a judgment or arbitrator’s award approved by a court. However, if an undertaking to indemnify a director or officer with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, are foreseeable based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

•
reasonable litigation expenses, including attorneys’ fees, incurred by the director or officer (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that no indictment was filed against such director or officer as a result of such investigation or proceeding and no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent and (2) in connection with a monetary sanction;

•
reasonable litigation expenses, including attorneys’ fees, incurred by the director or officer or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the director or officer was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent;

•
expenses, including reasonable litigation expenses and legal fees, incurred by a director or officer in relation to an Administrative Proceeding (as defined below) instituted against such director or officer, or certain compensation payments made to an injured party imposed on a director or officer by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law of 1968 (the “Israeli Securities Law”); and

•
any other obligation or expense in respect of which it is permitted or will be permitted under applicable law to indemnify an office holder.

An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the ISA), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) of the Israeli Securities Law.
As permitted under the Companies Law and the Israeli Securities Law, an Israeli company may insure a director or officer against the following liabilities incurred for acts performed as a director or officer if and to the extent provided in the company’s articles of association:

•
a breach of the duty of loyalty to the company, to the extent that the director or officer acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

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a breach of the duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the director or officer;

•
a financial liability imposed on the director or officer in favor of a third party;

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a financial liability imposed on the office holder in favor of a third party harmed by a breach in an administrative proceeding pursuant to Section 52(54)(a)(1)(a) of the Israeli Securities Law;; and

•
expenses, including reasonable litigation expenses and legal fees, incurred by the director or officer as a result of an administrative proceeding instituted against him or her pursuant to certain provisions of the Israeli Securities Law.

Under the Companies Law, an Israeli company may not indemnify or insure a director or officer against any of the following:
•
a breach of the duty of loyalty, except to the extent that the director or officer acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

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a breach of the duty of care committed intentionally or recklessly, but excluding a breach arising out of negligent conduct;

•
an act or omission committed with intent to derive illegal personal benefit; or

•
a fine, monetary sanction or forfeit levied against the director or officer.

Under the Companies Law, exculpation, indemnification and insurance of directors and officers must be approved by the compensation committee and the board of directors (and, with respect to directors, controlling shareholders, their relatives and third parties in which such controlling shareholders have a personal interest, and the Chief Executive Officer, also by the shareholders). However, under regulations promulgated under the Companies Law, the insurance of directors and officers will not require shareholder approval and may be approved by only the compensation committee, if the engagement terms are determined in accordance with the company’s compensation policy, the compensation policy was approved by the shareholders by the same special majority required to approve a compensation policy, and the insurance policy is on market terms and is not likely to materially impact the company’s profitability, assets or obligations.
Our amended and restated articles of association to be effective upon the closing of this offering allow us to exculpate, indemnify and insure our directors and officers for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being a director or officer to the fullest extent permitted by law. Our directors and officers are currently covered by a directors’ and officers’ liability insurance policy.
We have entered into indemnification agreements with each of our directors and executive officers undertaking to indemnify them, including as a result of a breach of duty of care. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.
The maximum indemnification amount set forth in such agreements is limited to an amount equal to 25% of the Company’s equity (excluding minority rights), measured by the Company’s last audited or reviewed financial statements prior to the time that the indemnity payment is made. The indemnity will be given in the amount equal to the difference between the amount of the financial liability, in accordance with the indemnification agreements, and any amount paid (if paid) under any directors and office holders insurance.
In the opinion of the SEC, indemnification of directors and officers for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

There is no pending litigation or proceeding against any of our office holders as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any office holder.
Item 7.   Recent sales of unregistered securities.
During the past three years, we issued securities which were not registered under the Securities Act as set forth below. We believe that each of such issuances was exempt from registration under the Securities Act in reliance on Section 4(2), Rule 701 and/or Regulation S under the Securities Act.
The following is a summary of transactions during the preceding three fiscal years involving sales of our securities that were not registered under the Securities Act.
In August 2022, we completed a private placement of 57,692,308 ordinary shares at a price of NIS 7.80 per ordinary share (or $       based on the BOI Exchange Rate), reflecting a discount of 2.5% compared to NIS 8.00 (or approximately $        based on the BOI Exchange Rate), which was the closing price of our ordinary shares on August 15, 2022, the most recent trading day on the TASE prior to the consummation of the private placement. The total gross proceeds received in this private placement was approximately NIS 450,000,000 (or approximately $       based on the BOI Exchange Rate), before issuance expenses.
In March 2022, we completed a public offering on the TASE which included Series C debentures with an aggregate face value of NIS 164,363,000 (or approximately $      based on the BOI Exchange Rate) and 304,439 ordinary shares at a price per share of NIS 7.52 (or approximately $       based on the BOI Exchange Rate). The total gross proceeds received in the offering were approximately NIS 384,754,252 (or approximately $      based on the BOI Exchange Rate), before issuance expenses.
In August 2021, we completed two public offerings on the TASE consisting of Series C debentures with an aggregate face value of NIS 367,220,000 (or approximately $       based on the BOI Exchange Rate) and Series D debentures with an aggregate face value of NIS 385,970,000. The total gross proceeds received in the two offerings were approximately NIS 699,686,980 (or approximately $       based on the BOI Exchange Rate), before issuance expenses.
In March 2021, we completed a public offering on the TASE of 93,641,400 ordinary shares at a price per share of NIS 6.30 (or approximately $       based on the BOI Exchange Rate). The total gross proceeds received in the offering were approximately NIS 589,940,820 (or approximately $       based on the BOI Exchange Rate), before issuance expenses.
In April 2020, we completed a private placement of Series F debentures with an aggregate face value of NIS 101,010,101 (or approximately $       based on the BOI Exchange Rate), with each NIS 1 of face value sold at a discount of NIS 0.99 (or approximately $       based on the BOI Exchange Rate). The total gross proceeds received in the offering were approximately $100 million, before issuance expenses.
In May 2020, we completed a private placement of 18,300,000 ordinary shares at a price per share of NIS 4.10. The total gross proceeds received in the offering were approximately NIS 75,030,000 (or approximately $       based on the BOI Exchange Rate), before issuance expenses.
In August 2020, we completed two public offerings on the TASE consisting of Series F debentures with an aggregate face value of NIS 234,860,000 (or approximately $       based on the BOI Exchange Rate) and 45,584,300 ordinary shares at a price per ordinary share of NIS 6.40. The total gross proceeds received in the two offerings were approximately NIS 542,570,000 (or approximately $       based on the BOI Exchange Rate), before issuance expenses.
Since January 1, 2019 and as of            , 2022, we have issued an aggregate of          ordinary shares pursuant to the exercise of share options by our employees, officers, directors, consultants and other service providers of ours and our subsidiaries. These issuances were exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2), Rule 701 and/or Regulation S.

Since January 1, 2019 and as of            , 2022, we have granted our employees, officers, directors, consultants and other service providers of ours and our subsidiaries options to purchase an aggregate of        ordinary shares, at a weighted average exercise price of $        per share, under the 2010 Plan and our U.S. Sub-Plan to the 2010 Plan. As of            , 2022, options to purchase         ordinary shares granted to our employees, officers, directors, consultants and other service providers of ours and our subsidiaries remain outstanding.
No underwriter or underwriting discount or commission was involved in any of the transactions set forth in Item 7.
Item 8.   Exhibits and financial statement schedules.
(a)
The Exhibit Index is hereby incorporated herein by reference.

(b)
Financial Statement Schedules.

All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the Consolidated Financial Statements and related notes thereto.
Item 9.   Undertakings.
(a)   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
(b)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(c)   The undersigned registrant hereby further undertakes that:
(1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX
Exhibit no.	Description
1.1*	Form of Underwriting Agreement
3.1#**	Articles of Association of the Registrant, as currently in effect
3.2**	Form of Amended and Restated Articles of Association of the Registrant to be effective upon the closing of this offering
4.1**	Specimen share certificate of the Registrant
5.1*	Opinion of Herzog, Fox & Neeman, counsel to the Registrant, as to the validity of the ordinary shares (including consent)
10.1#**	Form of Indemnification Agreement
10.2#**	2010 Employee Option Allocation Plan
10.3#	Amendment 1 to the 2010 Employee Option Allocation Plan
10.4	U.S. Sub-Plan to 2010 Employee Option Allocation Plan
10.5#**	Compensation Policy for Directors and Officers
10.6**	Summary of Credit Agreement Framework, dated as of July 5, 2021 and amended on March 8, 2022, between Enlight Renewable Energy Ltd. and Bank Leumi Le-Israel B.M.
10.7**	Summary of Credit Agreement Framework, dated as of July 5, 2021, between Enlight Renewable Energy Ltd. and Bank Hapoalim B.M.
21.1*	List of subsidiaries of the Registrant
23.1*	Consent of Somekh Chaikin, a member firm of KPMG International, an independent registered public accounting firm
23.2*	Consent of Herzog, Fox & Neeman (included in Exhibit 5.1)
24.1*	Power of Attorney (included in signature page to Registration Statement)
107*	Filing Fee Table

*
To be filed by amendment.

**
Previously filed.

#
Unofficial English translation from Hebrew original.

Signatures
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tel Aviv, Israel, on this           day of           ,     .
Enlight Renewable Energy Ltd.
By:	Name: Gilad Yavetz Title: Chief Executive Officer
KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below hereby constitutes and appoints Gilad Yavetz and Nir Yehuda and each of them, his or her true and lawful attorneys-in-fact and agents, with full power to act separately and full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and all additional registration statements pursuant to Rule 462 (b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or his or her or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on                 ,     , in the capacities indicated:
Name	Title
Gilad Yavetz	Chief Executive Officer and Director (Principal Executive Officer)
Nir Yehuda	Chief Financial Officer (Principal Financial Officer)
Yair Seroussi	Director
Liat Benyamini	Director
Michal Tzuk	Director
Noam Breiman	Director
Shai Weil	Director
Yitzhak Betzalel	Director
Zvi Furman	Director

Signature of authorized U.S. representative of registrant
Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Enlight Renewable Energy Ltd. has signed this registration statement on                 ,     .
Enlight Renewable Energy LLC
By:	Name: Title: